RECEIVED

2008 JUL -1 A 8:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Belo Horizonte, June 24th 2007

08003478

To
Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 – 2
Washington, D.C. 20549 USA

Re: USIMINAS
Exemption # 82-3902

SUPPL

Gentleman,

Usinas Siderurgicas De Minas Gerais SA Usiminas

Please find attached the documents listed on page 2. These documents were prepared by Usiminas and are being submitted to you in order to maintain the exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Sincerely yours,

p/ Matheus P. Ban

Bruno Seno Fusaro
Investor Relations General Manager

cc: Juliana Dager
The Bank of New York

PROCESSED
JUL 03 2008
THOMSON REUTERS

dw 7/1

List of Documents:

- Minutes of the meeting of the Board of Directors – 03/14/07
- Material Fact – 03/14/07
- 1Q07 Earnings Release – 03/31/07
- Call for Meeting – 04/10/07
- Summary of the meeting of the Board of Directors – 05/09/07
- Minutes of the meeting of the Board of Directors – 05/09/07
- Usiminas obtains 'Investment Grade' rating from Standard & Poor's – 06/05/07
- Minutes of the meeting of the Board of Directors – 06/29/07
- 2Q07 Earnings Release – 06/30/07
- Summary of the meeting of the Board of Directors – 08/08/07
- Minutes of the meeting of the Board of Directors – 08/08/07
- Notice to shareholders: 'Payment of interest on equity capital and dividends' – 08/08/07
- Usiminas becomes part of the Dow Jones Sustainability Index – 09/10/07
- 3Q07 Earnings Release – 09/30/07
- Usiminas adheres to Bovespa's Level I of Differentiated Corporate Governance practices – 10/11/07
- Minutes of the meeting of the Board of Directors – 11/07/07
- Notice to Shareholders: 'Interest on Capital' – 11/07/07
- Notice to Shareholders: 'Stock Dividend'– 11/07/07
- Call for Meeting – 11/27/07
- Minutes of the meeting of the Board of Directors – 11/27/07
- Notice to shareholders: ' Share Dividends and Interest on Own Capital' – 11/27/07
- Summary of the meeting of the Board of Directors – 12/10/07
- Minutes of the meeting of the Board of Directors – 12/10/07
- Call for Meeting – 27/12/07
- Minutes of the meeting of the Board of Directors – 27/12/07
- Usiminas receives investment grade rating from Moody's – 27/12/07
- 4Q07 Earnings Realease – 12/31/12
- Material Fact – 01/11/08
- Material Fact – 02/02/08
- Minutes of the meeting of the Board of Directors – 02/20/08
- Notice to the Market – 02/22/08
- Summary of the meeting of the Board of Directors – 03/26/08
- Minutes of the meeting of the Board of Directors – 03/26/08
- Notice to shareholders: 'Complementary and stock dividends' – 03/27/08
- 1Q08 Earnings Release – 03/31/08
- Call for Meeting – 04/29/08
- Minutes of the meeting of the Board of Directors – 04/29/08
- Minutes of the meeting of the Board of Directors – 04/29/08
- Notice to the Market – 05/26/08

Free Translation

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly Traded Company

Minutes of the Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS held at its headquarters located at Rua Prof. José Vieira de Mendonça, 3011, Engenho Nogueira, in the city of Belo Horizonte, capital of the State of Minas Gerais on March 14, 2007 at 10:30 AM.

Attendance of Board Members - Bertoldo Machado Veiga, Chairman; other Members: Albano Chagas Vieira, Antônio Luiz Benevides Xavier, José James Mendes Pessoa, Hidemi Kawai, Humberto Eudes Vieira Diniz, José Olímpio da Silva, Kenichi Asaka, Marcelo Pereira Malta de Araújo, Rinaldo Campos Soares (who conducted the proceedings), Shynia Higuchi and Wilson Nélio Brumer.

The following also took part in the proceedings: Messrs. Gabriel Stoliar, José Florêncio Rodrigues Neto and Maurício Iodice Cepeda; Executive Directors Hiroyuki Nakagawa and Paulo Penido Pinto Marques; Superintendent Controller João Lucas Ferraz Dungas; and Secretary General Juventino Moraes da Franca.

Before proceeding to the business of the day, Chairman Bertoldo Veiga said the following: "Letters of resignation have been passed to the Chairman by Board Member Marcus Olyntho de Camargo Arruda. We wish to register in the minutes the serious, dedicated conduct of Mr. Marcus Olyntho de Camargo Arruda in his 9 years of mandate. At the same time, we received a letter of shareholder Votorantim Participações S/A nominating Mr. Wilson Nélio Brumer to fill the position. We propose the nomination until the next General Meeting, pursuant to the terms of art. 150 of the Corporate Law for the position of Member of the Board of Directors. Having been approved the nomination, we confirm as effective member of the Board of Directors of the Company Mr. Wilson Nélio Brumer, Brazilian, married, business administrator, Identity M-494.249/SSPMG, Taxpayer Identity No. 049.142.366-72, resident in the city of Nova Lima, MG at Alameda da Serra 1268/200, Condomínio Portal da Montanha, Vale do Sereno, CEP 34000-000. In the same conditions, Mr. Gabriel Stoliar, Brazilian, married, engineer, RG 2719360/IFPRJ, Taxpayer Identity No. 402.763.927-87, resident in the city of Rio de Janeiro at Rua Carlos Góes 151/701, Leblon, CEP 22440-040 was nominated for the position of Member of the Board of Directors, substituting Murilo Pinto de Oliveira Ferreira.

SUBJECTS/DELIBERATIONS:

DYNAMICS OF THE STEEL INDUSTRY – An ample exposition was made on the "Dynamics of the steel industry and outlook for the Company for 1st Quarter 2007". The presentation covered: Growth of Global GDP (2000 to 2007), Global Steel Consumption, Steel Trade Matrix/ 2006, Net

Chinese Exports (Crude Steel), Comparative Prices, US Imports, Input Prices, Brazil Steel Market (Long and Flat), Performance of the Automobile Industry, Comparison of Indicators and Trends of Operational Results (Usiminas/Cosipa) in 1st Quarter 2007.

THE COMPANY'S DEVELOPMENT PLAN – The Usiminas long-term development plan was presented based on strategies set in 2005. After analysis of the growth options of the Usiminas System studied until the present, the Board concluded that the best alternative would be growth within its existing plants with returns greater than its WACC (weighted average cost of capital), lower operational risk of implantation and faster start up.

As an immediate step, the proposal is to invest approximately US$ 2.6 billion in the Ipatinga plant, adding 2.2 million tons/year of slabs to its present production capacity, improving the quality of its products with the implantation of Steel Shop 3 and increasing the rolling capacity in such a way as to aggregate value to its products.

The second step of the expansion process will be the expansion of slab production capacity by 3 million tons/year, with Capex forecast of approximately US$ 2.7 billion associated to the search for opportunities to add value in the international market. This stage will have place and date of operational start up defined in the future.

The Board, based on the final studies presented in the meeting, approved the basic guidelines for growth, authorizing the immediate expansion of the Ipatinga plant by 2.2 million tons/year. Additionally, it approved the capacity increase in the hot dip galvanizing line and the hot strip and heavy plate mill lines. Beginning of operations of this investment program is forecast for 2010/2011. Also approved was the capacity increase in slab production of an additional 3 million tons/year at a forecast cost of US$ 2.7 billion, with start up conditioned to the growth in demand in the domestic market or international opportunities to aggregate value.

Board Member Albano Chagas Vieira emphasized the quality of the projects approved and proposed immediate studies for installation of a new pre-painted product line and a tin plating line, suggesting that the studies be brought to the next meeting of the Board. In order to supply the expansion approved, he also proposed studies for the installation of a new coke oven plant outside the current facilities at the Ipatinga plant, mentioning Ubú in Espírito Santo State as a good hypothesis.

NEW COKE OVEN FACILITY – JBIC loan (US$ 240 million) – Having reported that, after approval by environmental agencies, the new 750 thousand ton/yr. coke oven project is ready to be implanted, the project should be financed with resources from the Japan Bank for International Cooperation (JBIC) in the following conditions:

Amount: US$ 240 million
Lender: Nippon Usiminas Co. Ltd.
Tranch A: JBIC
Tranch B: Mizuho and Tokyo Mitsubishi
All in Cost: Libor + 1.2%
Total Maturity: 10 years
Grace Period: 3 years.

The Board approved the investment in the new coke oven facility at the Ipatinga plant with 750 thousand t/yr. capacity, authorizing the JBIC financing and all of its terms and conditions.

Level 1 in the BOVESPA – After a brief presentation about the creation of Differentiated Levels of Corporate Governance in the São Paulo Stock Exchange (BOVESPA) in 2000, (Level 1/Basic, Level 2 and New Market), it was explained that Usiminas presently meets most of the demands for its classification as Level 1 by the entity. In order to adhere to Level 1, the Company should meet the additional requirements that were listed.
Considering the public offering of ordinary shares (ON) of interest to shareholders CVRD and PREVI, the Board authorized the President-CEO to sign a letter of intention and, later on, the adhesion contract to Level 1 of Differentiated Corporate Governance Practices of BOVESPA, complying to the requisites and requirements of the respective regulation.
Considering that the Company already trades its preferred shares in the American and European markets, the Board also authorized the Executive Board to require the inclusion of trading of ordinary shares (ON) with the SEC and on the LATIBEX.
Internationalization – The topic of the Company's internationalization was discussed, through the implantation of a greenfield plant or purchase of an already operating plant, preferably in the United States.
In the hypothesis of purchase, the case of the Sparrows Point plant in Baltimore, Maryland was brought. The plant will be put up for auction by determination of the Antitrust Division of the Department of Justice in the United States. Technical and market information was presented about the plant, and recent financial data and estimated value of the facility between US$ 750 million and US$ 900 million.
After discussing the topic, the Board recommended to continue the studies and that Usiminas' engineering department proceed with a preliminary evaluation of the North American steel maker so that afterwards an analysis of the opportunity to participate in the auction be made, either directly or in partnership.
Members Albano Vieira and José James Pessoa also showed the possibility of Usiminas' participating in a steel company in Barranquilha, Colombia, which has been previously researched by Companhia Vale do Rio Doce – CVRD and considered highly attractive. The Board authorized the Executive Board to verify conditions of this participation.

Investment Grade – Considering the recent upgrading of the Company to Investment Grade and conceding the Executive Board's proposal the Board authorized the contracting of a new credit line (stand-by credit facility) in the amount of US$ 300 million to substitute that expiring next August under the following conditions: term of availability of three years; amortization: two years; contract cost: approximately 0.25%; commitment cost: approximately 0.25% per annum; cost (in case utilized): approximately Libor + 0.50%.
GM Award – A letter received from GM in the US was read communicating that Usiminas won the 2006 **GM Supplier of the Year Award for Steel** to be awarded on March 30, 2007 in Orlando, Florida. The prize, received for the second consecutive year, qualifies Usiminas as a GM global supplier.
Caixa dos Empregados da Usiminas – The President of the *Caixa dos Empregados da Usiminas* ("Caixa"), José Olímpio da Silva, made a presentation of the entity, which manages two Benefit Plans, denominated BP1 and BP2-Usiprev. The original program (BP1), structured in the "defined benefit" mode, is presently in extinction, i.e., new enrolments have been prohibited since November, 1998. According to the trend verified in all private complementary pension entities, the Caixa launched its new benefits program on Aug 1, 1998, characterized as a "variable contribution" program and programmed benefits with minimum exposure to deficits.
Finally, tables were shown with the number of participants of the two Plans; the contributions of the Usiminas as sponsor, of the participants and retirees of the Company; the payments of benefits in

2006 of both programs; the applications position in December 2006 and financial position in December 2006.
Having finished the business of the day, the meeting was concluded and the minutes were drawn up and signed by the Board members present and by the General Secretary. Belo Horizonte, March 14, 2007.

Bertoldo Machado Veiga
Chairman

Albano Chagas Vieira
Hidemi Kawai
José James Mendes Pessoa
Kenichi Asaka
Rinaldo Campos Soares
Wilson Nélio Brumer

Antônio Luiz Benevides Xavier
Humberto Eudes Vieira Diniz
José Olímpio da Silva
Marcelo Pereira Malta de Araújo
Shynia Higuchi
General Secretary

Free Translation

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS
A Publicly Traded Company - CNPJ 60.894.730/0001-05
NIRE 313.000.1360-0
MATERIAL FACT

In a meeting held on March 14th, the Board of Directors of Usiminas approved another stage of its investment plan: steel capacity expansion of five million tons/year.
The investments will be realized in two phases:
The first will be a 2.2 million ton-per-year capacity expansion at the Intendente Câmara Works in Ipatinga, Minas Gerais, focused on high value-added products, with start up of operations forecast for 2010/2011;
The second phase, an additional expansion of three million tons per year, is associated to the search for value aggregation in the international market and will be executed at a place and an operational start-up date to be defined opportunely.
These new investments, along with investments already underway to reduce costs and improve mix and quality, should amount to approximately US$ 8.4 billion.

Belo Horizonte, March 14, 2007
Usinas Siderúrgicas de Minas Gerais S.A – USIMINAS

USIMINAS



1Q07 Earnings Report

Usiminas posts net profit of R$ 642 million, up 86% over 1Q06. EBITDA reaches R$ 1.2 billion.

Belo Horizonte, May 10, 2007

Usinas Siderúrgicas de Minas Gerais S/A - Usiminas (BOVESPA: USIM3, USIM5, USIM6; OTC: USNZY; Latibex: XUSI; XUSIO) today releases its first quarter 2007 results (1Q07). Operational and financial information of the Company, except where otherwise stated, are presented based on consolidated figures, in reais, according to corporate law. All comparisons made in this release take into consideration the same period in 2006, except when stated otherwise.

The Usiminas System begins the fiscal year demonstrating the strength of its operations and the consistency of its results. In first quarter 2007, net revenues of R$ 3.3 billion and net profit totaling R$ 642 million were 13% and 86% higher compared with 1Q06, respectively. EBITDA grew 30% over 1Q06, to R$ 1.2 billion.

With expressive results and comfortable financial position, the Company kicks off a bold investment cycle aimed at expanding production capacity, improving product mix and reducing operating costs.

These efforts, which have resulted in the figures presented below, show our determination to face the challenges of the present business environment and make the Usiminas System even stronger in the Brazilian and global industry.

We are dealing with essential conditions for Usiminas to fulfill its desire to consolidate itself as market leader in Brazil and become a protagonist in the international slab and rolled products market.

Rinaldo Campos Soares, CEO

Quotation 03/30/07

Bovespa; USIM3 **R$ 119.90 / share**
USIM5 **R$ 99.78 / share**

USA/OTC: USNZY US$ 48.25

Latibex: XUSI € 35.81

Investor Relations

Bruno Seno Fusaro
Investor Relations Manager
Tel: +55 (31) 3499-8710
brunofusaro@usiminas.com.br

www.usiminas.com.br/ri

Companhia Listada USIM5 Bovespa — ADR Nível I — Latibex

Highlights

R$ million	1Q 2007	1Q 2006	4Q 2006	Chg. 1Q07/1Q06
Total Sales Volume (000 t)	1.936	1.954	1.992	-1%
Net Revenues	3.336	2.958	3.277	13%
Gross Profit	1.144	888	1.171	29%
Operating Result (EBIT) a	964	741	907	30%
Financial Result	(52)	(198)	(66)	-74%
Net Income	642	345	752	86%
EBITDA b	1.178	908	1.186	30%
EBITDA (R$/t)	608	465	595	31%
Total Assets	19.320	17.817	18.975	8%
Net Debt	128	1.497	760	-91%
Stockholders' Equity	11.060	9.097	10.418	22%

(a) Earnings before interest, tax and participations.

(b) Earnings before interest, taxes, depreciation, amortization and participations.

Other Information:

- Company's market cap as of 03/31/07: **R$ 21.9 billion**, equivalent to **US$ 10.7 billion.**
- Accumulated cash position as of 03/31/07: **R$ 3.1 billion.**
- Net debt amortization in 1Q07: **R$ 208 million.**
- Investments on fixed assets: **R$ 217 million.**

Economic Analysis and Outlook

International Scenario

"The international scenario presented a positive performance and indicates a favorable outlook for the year."

International steel demand in 1Q07 grew in several areas in the world.

In China, domestic prices of steel products have been rising since the end of 2006 because of heated demand, which has required large volume of steel imports. Although on the rise, Chinese prices are still below those in the Western hemisphere.

Likewise, the European Union has shown strong demand in view of the fact that its economic growth has continued to accelerate since year 2006. Inventories are still lower than historical levels even with import volumes above that in previous years, especially from China.

The NAFTA region awaits adjustments in inventory, which, at the end of 2006, had reached levels above the historical average, also spurred by a greater import volume than in 2005 and by expectations for a slowdown in the economic growth pace in the US. Such adjustment took place in the first quarter, although not as intensely as the market expected. Local production was lower because of local suppliers who chose to keep prices instead of increasing supply.

On the other hand, the significant economic growth in Latin America led to greater steel demand and consistently higher prices.

There are two other factors worth mentioning: the first is the domestic demand growth in traditional steel exporting countries such as Russia and Ukraine, with consequent decline in supply of export volume and, secondly, strong demand in civil construction in the Middle East.

On a global basis, there were price increases in all steel products, regardless of whether they are semi-finished, long or flat products. It is worth highlighting that the positive effects of continuous consolidation in the industry have provided more rationality on the part of producers in the control of product supply adjustments to real demand levels.

Price support at higher levels is also due to price increases in raw materials, such as iron ore, which had an increase of almost 10% in long-term contracts, as well as for scrap.

Another concern is that, due to the strong Euro against the US dollar, imports into Europe may increase because of the attractive dollar-based prices, which can lead to inventories above their historical levels.

Outlook in 2007

The outlook for the second quarter is highly favorable for the global steel industry because of demand and growing prices in the three major trade blocks.

In the beginning of May, the Chinese government announced its intention to close down obsolete steel production at approximately 40 million tons over the next five years, with 24 million in 2007 alone. Thus, there are still lingering expectations regarding the Chinese steel production scenario and the measures to be taken by the authorities. What is certain is that they have already met their promise to reduce export premiums of finished products on account of the large volume exported in 2006 and first quarter 2007 and the pressure from several countries, such as the US and those in the EU.
The fact may lead to a smaller export volume and larger domestic supply, with pressure on domestic steel prices.

Economic growth in the European Union spurs strong demand and low inventories, which translates into continuity in trade volume and price maintenance.

In the US, increasing prices are forecast due to the pricing power the mills have to pass on cost increases, especially the high price of scrap, the basic raw material of mini-mills, which accounts for around 45% of production in the country.

This positive outlook is seen as lasting at least until the end of the third quarter. Small adjustments or a stability trend are likely to be seen in the fourth quarter 2007. That means that this will be a year in which large fluctuations are not expected.

Average International Flat Steel Prices (market) in 2Q07

FOB Base Prices (w/o extras)	US$/ton
Slab	480 - 520 (*)
Heavy Plate	700 - 800
Hot Rolled Coil	580 - 600
Cold Rolled Coil	650 - 700
Galvanized Coils	800 - 850

(*) including value-added slab products

Domestic Scenario

"Favorable indicators of the Brazilian economy. Demand for flat steel grew 16% in 1Q07."

The first months of 2007 have been marked by the confirmation of positive expectations for the economy and the market, scenario on which the commercial planning of the Usiminas System was based. After reviewing the GDP calculation methodology by the IBGE (Brazilian Census Bureau), our growth estimates for the Brazilian economy in 2007 were revised upward, to 4.4% from 3.7%. The revision is also based on the behavior of important economic segments, whose economic growth pace has been faster than the initial estimates.
It is worthwhile to mention that the "credit" effect has driven retail trade sales in the country, especially in the automotive, electronic apparel and construction material segments. In first quarter 2007, commercial sales increased 7.9% over the same period in 2006.

Demand in 1Q07

Flat steel demand in the domestic market in 1Q07 increased 16% over the same period last year, with an outstanding performance in the large- and small-diameter pipe, industrial, civil construction, agricultural and tractor segments.
Performance in the automotive industry, which continues on its path towards growth in production and sales in the domestic market, reflected on demand, which grew 13.3% in 1Q07.

Outlook for 2007

The outlook for the domestic flat steel market in 2007 remain positive, judging by the good performance in the first months of the year.
Currency stability, abundant credit volume, maintenance in the trend of gradual interest rate reductions will favor durable goods consumption, which lead to a positive impact on the automotive, household appliances and electronic equipment industries.

Additionally, the investments already announced in several sectors of the economy will benefit high flat steel demand industrial sectors, such as civil construction, pipes, shipbuilding and industrial equipment, among others.

Raw Materials and Freight

Iron Ore

Demand for iron ore is likely to remain strong in 2007, mainly due to growing Chinese imports, which this year should reach around 360 million tons, up 19% over 2006.
This fact has been driving the mining industry, which is investing to increase production, including the opening of new mining facilities.
The average price increase of that raw material in the 2007/2008 period was approximately 10%.

Coal/Coke

In 1Q07, coal negotiations in the international market were concluded for new contracts beginning in April and July 2007. Negotiations among Australian suppliers and Japanese mills for premium coking coals resulted in a price decline, a fact that has been repeated in closings in South America and Europe. For other coking coals, prices were also reduced, although by different percentages, depending on the origin and quality of the material. The reduction reflects a series of factors, such as greater balance between supply and demand and also by the natural downward adjustment of coal prices, which have been at high levels.
As for coke, the market remains heated and the Chinese government's export tariffs and an increase in domestic Chinese demand and limited issuance of export licenses have pressured prices, which tend to remain at high levels during the remainder of the year.

Alloys

Supply of alloys and refractories in 1Q07 occurred normally and prices remained stable, except for zinc, which, in spite of still being at high levels, fell in comparison with 4Q06 by approximately 15%.

Freight

Freight will be a factor of cost pressure in 2007, because it has been constantly increasing since May 2006. At present, price indicators show all-time highs, which should be maintained throughout the year. The main reasons are China's growing demand for raw materials and the shortage of ships.

Steel Industry - Global and Brazilian Production

Global

In 1Q07 global crude steel production reached 318.2 million tons, 10% above that in 2006, according to data from the IISI (International Iron and Steel Institute).

China, the world's largest producer, accounted for 36% of crude steel production, 22% higher as compared with 1Q06.

Brazil

Around 8.0 million tons of crude steel were produced in 1Q07, according to preliminary data from the Brazilian Steel Institute (IBS), up 11% over the same period in 2006. Usiminas' production accounted for 26.4% of the total. On the other hand, production of rolled steel (flat and long) reached 6.0 million tons, up 11% over 1Q06.
Crude steel production in Latin America totaled 10.5 million tons, up 6% over 1Q06. Brazil accounted for 49.6% of the production.

Usiminas System - Operational and Commercial Performance

Production (Crude Steel)

Thousand tons	1Q 2007	1Q 2006	4Q 2006	Chg. 1Q07/1Q06	Chg. 1Q07/4Q06
Usiminas	1.098	1.131	1.173	-3%	-6%
Cosipa	1.010	992	1.044	2%	-3%
Total	2.108	2.123	2.217	-1%	-5%

In 1Q07, crude steel production at the Ipatinga and Cubatão plants totaled 2.1 million tons, while rolled steel production was 2.0 million tons, practically stable from the volumes in 1Q06.

The workforce of the two companies totaled 13,698 on 3/31/2007.

By implementing the new investment cycle, the mills have already adopted measures that seek to assure the continuity of operational stability in such a way as to avoid any interruptions in production that threaten equipment and personnel safety.

Consolidated Sales (000 t)


1,910 1,971 2,011 2,170 1,768 1,829 1,770 1,981 1,954 2,028 1,971 1,992 1,936
28% 27% 29% 29% 22% 30% 31% 46% 38% 31% 32% 33% 28%
72% 73% 71% 71% 78% 70% 69% 54% 62% 69% 68% 67% 72%
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07
Domestic Market
Export Market

Sales of the Usiminas System

"Domestic sales grew 15% in 1Q07. Usiminas maintains Brazilian market leadership."

Total

Total sales volume in 1Q07 was practically stable compared with 1Q06, around 2.0 million tons. In relation to 4Q06, sales volume was approximately 3% lower. There was, however, a significant change in the sales mix in the domestic and export markets. With the purpose of keeping up with the growth in domestic demand for steel products, sales to the domestic market grew 15%, consequently reducing the volume intended for exports.

Domestic market sales accounted for **72%** of total sales, with **28%** for export.

Domestic Market

In 1Q07, sales reached 1.4 million tons, up 15% over 1Q06. The increase was more significant in the Plate Mill line, stimulated by the positive performance in the large-diameter pipe, industrial equipment, civil construction and distribution segments. In comparison with 4Q06, sales volume grew 3%.

Performance in the automotive sector was a highlight. This industry continues its growth trend in production and sales in the domestic market, which has impacted demand, which grew 13% in 1Q07.

Market Share: The Usiminas System maintained its leadership position in the supply of flat steel to the main domestic market segments, with a 52% market share.

Export Market

In 1Q07, exports totaled 551 thousand tons, down 27% over the same period in 2006. In comparison with 4Q06, the decline was 15%. These variations are a consequence of the plan to adjust Usiminas exports and give priority to local customers.

Sales Volume

Thousand tons	1Q 2007		1Q 2006		4Q 2006		Chg. 1Q07/1Q06
Usiminas							
Domestic Market	**801**	80%	**724**	68%	**821**	77%	**11%**
Export Market	**204**	20%	**339**	32%	**244**	23%	**-40%**
Total	**1.005**	100%	**1.063**	100%	**1.065**	100%	**-5%**
Cosipa							
Domestic Market	**584**	63%	**478**	54%	**523**	56%	**22%**
Export Market	**347**	37%	**413**	46%	**404**	44%	**-16%**
Total	**931**	100%	**891**	100%	**927**	100%	**4%**
System							
Domestic Market	**1.385**	72%	**1.202**	62%	**1.344**	67%	**15%**
Export Market	**551**	28%	**752**	38%	**648**	33%	**-27%**
Total	**1.936**	100%	**1.954**	100%	**1.992**	100%	**-1%**

Sales Volume Mix - 1Q07



Usiminas
Expt 20%
Dom Mkt 80%
Cosipa
Expt 37%
Dom Mkt 63%
System
Expt 28%
Dom Mkt 72%

Usiminas System Exports

1st Quarter 2007			
COUNTRIES		TONS	SHARE (%)
1	GERMANY	131,610	23.9
2	USA	106,519	19.3
3	SPAIN	57,468	10.4
4	ARGENTINA	45,842	8.3
5	CHILE	27,607	5.0
6	INDIA	24,449	4.4
7	ITALIA	20,493	3.7
8	THAILAND	19.204	3.5
9	VENEZUELA	18,832	3.4
10	UK	18,703	3.4
	OTHER	79,973	14.7
TOTAL		550,700	100.0

1st Quarter 2006			
COUNTRIES		TONS	SHARE (%)
1	USA	194,069	25.8
2	MEXICO	139,610	18.6
3	CANADA	95,020	12.6
4	GERMANY	55,086	7.3
5	CHILE	47,511	6.3
6	SOUTH KOREA	38,561	5.1
7	SPAIN	30,683	4.1
8	ARGENTINA	28,797	3.8
9	COLOMBIA	20,265	2.7
10	PORTUGAL	12,497	1.7
	OTHER	89,901	12.0
TOTAL		752,000	100.0

Economic and Financial Performance

"Net revenues grew 13%. EBITDA is 30% higher than in 1Q06."

Net Revenues

Net revenues in 1Q07 totaled R$ 3.3 billion, up 13.0% over 1Q06, due to higher average prices in the period and to mix changes of products sold. Compared with 4Q06, net revenues grew 1.8%.

Net per-ton revenues (Usiminas and Cosipa) were 15.7% higher. The increase in the domestic market was 7.6%.

COGS

In 1Q07, cost of goods sold (COGS) totaled R$ 2.2 billion, up 6% over 1Q06 due to higher prices of raw materials, higher labor costs and purchased slab consumption.

It is worth highlighting that, due to the improvement in the quarter's sales mix, which comprises sales of products with greater added value, costs are also higher.

As compared to 4Q06, COGS was 4.1% greater in 1Q07 because of the increase in raw material and in the purchased slab consumption.

Total per-ton COGS (Usiminas and Cosipa) in 1Q07 was R$ 1,061.00/ton.

Gross Profit

In 1Q07, gross profit reached R$ 1.1 billion, up 28.8% from 1Q06. Gross margin increased by four percentage points, to 34.3%, due to the reasons mentioned in the previous items. Gross margin fell two percentage points over 4Q06.

Operating Profit before Financial Expenses (EBIT)

Operating revenues and expenses in 1Q07 grew 22% over 1Q06. The main variations were:

Sales expenses were 14% lower considering that there were greater port expenses in 1Q06 due to greater export volume (201 thousand tons) and because of demurrage payments.
SG&A grew 22% due to, among other issues, wage increase. On the other hand, **other expenses/revenues** increased 176% because in 1Q06 FEMCO's actuarial surplus was recognized. FEMCO is the pension fund of subsidiary Cosipa.

Compared with 4Q06, operating revenues and expenses were 32% lower due to lower sales expenses (-4%), because of lower exported volume and, consequently, lower port expenses.

SG&A were down 5% over 4Q06, because 4Q06 expenses were impacted by wage adjustments and other expenses. The largest variation was in "other revenues/expenses", a decline of 63%, since 4Q06 was affected by recognition of inventory adjustments and by gain relating to FEMCO's actuarial surplus.

Operating profit before financial expenses reached R$ 964.4 million, up 30% over 1Q06 and 6% above 4Q06.

EBITDA

EBITDA in 1Q07 reached R$ 1.2 billion, up 30% over 1Q06 and practically stable compared with 4Q06.

EBITDA margin in 1Q07 was 35.3%, around five percentage points above the 1Q06 margin, due to improved prices in the period. The margin in 1Q07 was in line with Company expectation.

Financial Result

Net financial expenses in 1Q07 totaled R$ 52 million, a reduction of 73.9% in comparison with 1Q06 due to the reduction in financial charges on debt and reduction of swap expenses.

As compared with 4Q06, net financial expenses declined 22% due to gains with financial investments, lower charges over debt and reduction in exchange losses.

Equity Income

In the consolidated results of the quarter, equity income totaled R$ 73 million versus R$ 21 million in 1Q06, due to improvement in Ternium's results. Equity income was stable comparing with 4Q06.

Income Tax and Social Contribution Tax

The effective income tax and social contribution tax remained stable as compared with 1Q06. In 4Q06, there was an accounting impact of the provision for payment of interest on equity in the amount of R$ 300 million, which reduced tax expenses by approximately R$ 102 million.

"Net Profit is 86% higher than in 1Q06."

Net Profit

Usiminas recorded a consolidated net profit in 1Q07 of R$ 642 million, up 86% over 1Q06, due to the increase in sales revenue, which was benefited by improved prices in the period and lower financial expenses, notwithstanding an increase in costs.

When compared with 4Q06, net profit was 15% lower, mainly due to cost increases and higher expenses with income tax and social contribution tax, since those expenses were reduced by the payment of interest on equity in that quarter.

Indebtedness

Total consolidated debt once again decreased to R$ 3.2 billion as of 3/31/2007 from R$ 3.5 billion as of 12/31/2006. Effective amortization until 3/31/2007 was R$ 208 million (considering amortization less inflow of proceeds).

Made up of 25% in local currency and 75% in foreign currency, 20% of the debt comes due in the short term and 80% in the long term, which is considered adequate by the Company.

Considering cash and applications, net debt at the end of the quarter was R$ 128 million.


Consolidated Net Debt / EBITDA
2,1
1,6
1,1
0,7
0,4 0,4 0,4 0,4 0,3 0,4 0,4
0,2
0,0
2,2 1,9 1,7 1,3 1,0 1,0 1,0 0,9 0,7 0,7 0,8 0,4 0,1
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07
CND (US$ billion)
CND/EBITDA


EBITDA & EBITDA Margin
39%
46%
49%
48%
50%
47%
41%
31% 31%
34%
39%
36%
35%
318 422 538 652 646 655 539 404 414 479 565 551 559
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07
EBITDA (US$ million)
EBITDA Margin

Investments

Investments in fixed assets totaled R$ 217 million in 1Q07, up 95% over 1Q06.

Material Fact released on 3/14/2007: In a meeting held on 3/14/2007, the Board of Directors of Usiminas approved yet another stage of the Company's investment program, which includes an increase in its steel capacity by 5 million tons/yr, to be done in two stages: in the first, a 2.2 million-ton capacity increase at the Ipatinga plant, focusing on higher value added products, with start up

forecast for 2010/2011; the second stage, an additional increase of 3 million tons of steel/yr, is associated to seeking opportunities to add value in the international market and will be carried out in a location and start up to be defined at the appropriate time.
The new investments, together with investments already underway for cost reductions and mix and quality improvements, should reach approximately US$ 8.4 billion.

Usiminas System Expansion Plan - Main Investments

IPATINGA	Investments underway	Implantation of Steel Shop Nr.3 Implantation of Coke Oven Battery Nr. 3 Technology Updating Program Other Investments	US$ 4.3 BLN
	Expansion	Expansion of 2.2 million tons of liquid steel and rolled products Increase of 500 thousand tons of Heavy Plate Increase of 600 thousand tons of Hot Rolled Coil Increase of 320 thousand tons of Galvanized Coil	
CUBATÃO	Investments underway	Implantation of New 4-MMt Hot Strip Mill Technology Updating Program Modernization of Continuous Casting Machine Nr. 3 Revamping of Blast Furnace Nr. 1 Other Investments	US$ 1.4 BLN
ADDITIONAL SLAB EXPANSION			US$ 2.7 BLN
TOTAL			US$ 8.4 BLN

Other Quarterly Highlights

Usifast: Usifast, the logistics company of the Usiminas System received authorization from the Internal Revenue Service to expand its services at the Granbel Dry Port, which will be the first of its kind in Brazil accredited as an "industrial dry port".

Thus, Granbel's customers may execute services of handling and reconditioning, assembly or repair, processing, exposition, demonstration and working tests on the products inside the customs area. They also may receive imported input and/or national components with the suspension of taxes levied at the time of importation. The final product may be exported with pro-rata payment of taxes of the input.

The company is betting that the services offered will allow it to meet its goal of being among the ten largest logistics operators in Brazil by 2009.

Usiminas receives the General Motors award for the second consecutive year: General Motors, the largest car maker in the world, awarded Usiminas the "Global Supplier of the Year Award" for the second consecutive year, referring to 2006. The awards ceremony was held on March 30th in Orlando, Florida. The award is a distinction among the best global GM suppliers, which were evaluated using the criteria of Quality, Services, Technology and Price.

Capital Markets

- **Bovespa Performance - Bovespa Index**

In the quarter, preferred class "A" shares (USIM5) appreciated by **24.0%**, while the Ibovespa appreciated **3.0%**. Ordinary (USIM3) shares appreciated **24.9%**.

On 3/30/2007, USIM5 shares were quoted at **R$ 99.78** and USIM3 shares at **R$ 119.90**. The table below summarizes the trading of the Company's shares in 1Q07.

Usiminas maintained the fourth position among the shares with the greatest weight in the IBOVESPA, with a 4.12% share in Ibovespa's theoretical portfolio in the January-April 2007 period.

USIM5 and USIM3 versus Ibovespa

From (basis 100) 12/28/2006 to 03/30/2007


130
120
110
100
90
80
124,9
124,0
103,0
dez-06
jan-07
fev-07
mar-07
IBOVESPA
USIM5
USIM3

Trading Summary Table for Usiminas Shares - 1Q07

Stock, ADR or Index	Number of Trades (daily avg)	Share Traded (000 shares)	Volume Traded 000 $	Appreciation %	Closing Quotation 12/28/06
USIM3 (ON)	**54**	**3.473**	**357.728**	**24,9%**	**R$ 119,90**
USIM5 (PNA)	**1.669**	**80.274**	**6.843.688**	**24,0%**	**R$ 99,78**
USNZY (ADR)	**22**	**1.385**	**63.865**	**28,7%**	**US$ 48.25**
XUSI (Latibex)	**32**	**999**	**31.913**	**25,7%**	**€ 35,81**
IBOVESPA	58.052	3.500.282.000	154.263.019	3,0%	45.804 pts

- **ADR Performance in the US**

In the quarter, Usiminas shares traded in the United States as Level 1 "USNZY" in the OTC market appreciated by 28.7%. On 3/30/2007, they were quoted at US$ 48.25.

- **Latibex Madrid Performance**

Shares listed on the Latibex (XUSI) were the second most traded and rose 25.7% in the quarter, quoted at EUR 35.81 on 3/30/2007.

Material Facts Subsequent to the end of the quarter

Secondary Offering of shares belonging to CVRD/PREVI: on 4/27/2007, the announcement of initiation of a public offering of secondary distribution of 16,399,269 ordinary shares was published. Such shares were issued by Usinas Siderúrgicas de Minas Gerais S.A. - Usiminas is owned by Companhia Vale do Rio Doce - CVRD and Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI.
On 5/07/2007, the closing of the offering was announced, informing that the shares sold to the market were 16,399,269 initial shares and 2,409,890 supplementary shares, totaling 18,809,159 shares. The total amount of the offering was R$ 2,069,007,490.00.

Ordinary Shareholders Meeting on 4/30/2007: the General Ordinary Meeting of the shareholders approved, among other issues, the ratification of anticipated, intermediate and complementary distribution of interest on equity capital and additional dividends; the election of two board members and one alternate of the Board of Directors and the election of the members of the Fiscal Council, effective members and alternates.

Latibex: On 4/24/2007, CVM approved the Depositary Receipt Program relative to ordinary shares of Usiminas for trading in the Spanish market. On 5/03/2007, the shares began to be traded on the Latibex.

Other Companies of the Usiminas System

Ternium

On 5/03/2007, Ternium released its 1Q07 earnings report, as per the summary below:

Summary of Results	1Q07	1Q06	Chg %
Product Shipments - thsd. t	**2,498.9**	**2,248.0**	**11**
Net Sales - US$ million	**1,798.3**	**1,531.0**	**17**
Gross Profit - US$ million	**574.4**	**541.3**	**6**
Operating Profit - US$ million	**415.4**	**392.5**	**6**
EBITDA - US$ million	**530.7**	**500.5**	**6**
EBITDA Margin	**30%**	**33%**	**-3pp**
Net Profit - US$ million	**251.6**	**194.5**	**29**
Net Profit - Controlling Share. US$ million	**222.1**	**165.0**	**35**

Ternium's shipments in the quarter grew 11% over the same period in 2006, resulting in net revenues of US$ 1.8 billion, up 17% over 1Q06. Operating profit grew 6% mainly due to greater shipment volume and better average prices, partially offsetting the increase in raw materials and labor costs.
These factors associated to lower financial expenses provided a net profit to its shareholders 35% greater than that recorded in the same period of the previous year.

On 5/02/2007, Ternium announced its intention to acquire control of Grupo Imsa S.A.B in Mexico for the amount of US$ 1.7 billion, aiming at strengthening its position in North America, where over 60% of its revenue is concentrated. The transaction, subject to approval by the Mexican authorities, will be financed by bank loans and is expected to be concluded by the third quarter of 2007.

Ternium is one of the largest steel producers in the Americas, offering a large array of products including flat and long steel products. The company has operational facilities in Mexico (Hylsamex), Argentina (Siderar) and Venezuela (Sidor) and has a vast distribution network.

Usiminas has a 14.25% stake in Ternium's total capital, in which it is a partner with the Techint Group.

MRS Logística

On 5/02/2007, MRS released its 1Q07 earnings report, as per the summary below:

Summary of Results	1Q07	1Q06	Chg %
Volume transported - million tons	**27.8**	**25.0**	**11**
Net Revenues - R$ million	**480.4**	**411,0**	**17**
Operating profit (before Financial Result) - R$ million	**197,6**	**154,9**	**28**
EBITDA - R$ million	**231,5**	**186,1**	**24**
EBITDA Margin	**48%**	**45%**	**+ 3pp**
Net Income - R$ million	**121,5**	**98,4**	**23**

In relation to 1Q06, the net income of MRS grew 23.5%, since it hauled less cargo in 1Q06. EBITDA reached R$ 231.5 million and EBITDA margin was 48.2%, three percentage points above that in 1Q06.

MRS Logística is a concessionaire that controls, operates and monitors the Southeast Federal Railroad Network. The company operates in the rail transportation market, interconnecting the States of Rio de Janeiro, Minas Gerais and São Paulo. The region concentrates approximately 65% of Brazil's GDP. It is also home for the largest industrial complexes in the country. Through MRS's network it is also possible to reach the ports of Sepetiba and Santos (the largest in Latin America).

MRS's activities focus on rail transportation of general cargo, such as ores, finished steel products, cement, bauxite, agricultural products, green coke and containers and integrated logistics.

Usiminas holds 20% of the voting capital and is part of the Company's control group.

Unigal

In 1Q07, 113.4 thousand tons of products were processed, up 3% over the same period of 2006, providing net revenues of R$ 42.4 million, 5% greater than in 1Q06.
In the quarter, EBITDA reached R$ 38.1 million, up 17% compared with 1Q06 and net income in the quarter reached R$ 7.8 million, a significant growth in view of the fact that in the same period of 2006, a loss of R$ 4.8 million was incurred.

As a joint venture between Usiminas and Nippon Steel, Unigal processes cold rolled coils through hot dipped galvanizing. Usiminas has a 79.3% stake in its capital.

Usiminas Mecânica S/A (UMSA)

In 1Q07, the Company posted net income of R$ 13.6 million, a significant growth considering the loss incurred in 1Q06 of R$ 9.6 million, consequence of the long-term project portfolio at the end of 2006.

UMSA is a Capital Goods Manufacturer and Service Provider and has diverse long-term projects, highlighting: assembly of Sintering Machine II of Gerdau-Açominas; supply of structures, equipment and assembly at Alumar; supply of structures, equipment and assembly of the Alunorte expansion and the Passagem Bridge in Vitória, ES.

Usiminas holds 99.9% interest in the capital of Usiminas Mecânica S.A..

Further information:
Investor Relations Department

Bruno Seno Fusaro

brunofusaro@usiminas.com.br
Tel: +55 (31) 3499-8710

Matheus Perdigão Rosa

mprosa@usiminas.com.br
Tel: +55 (31) 3499-8056

Luciana Valadares dos Santos

lsantos@usiminas.com.br
Tel: +55 (31) 3499-8619

Gilson Rodrigues Bentes
gilson@cosipa.com.br
Tel: +55 (11) 5070-8980 (Cosipa - SP)
Tel: +55 (31) 3499-8617 (Usiminas -BH)

FIRB
FINANCIAL INVESTOR RELATIONS

Financial Investor Relations Brasil
Ligia Montagnani – Consultant
Tel.: (55 11) 3897-6405
ligia.montagnani@firb.com

Custodian Bank of the Shares: Bradesco S/A
Shareholder Department
Fone: 00X11 – 3684-9495

ADRs - Depositary Bank: The Bank of New York

Visit our Investor Relations page: www.usiminas.com.br

Conference calls: Friday, May 11, 2007
Local, at 10:30 AM (Brasília). Dial-in telephone number: (11) 4688-6301 **International, at 12:00 PM (Brasília).** Dial-in telephones numbers: US: (1 800) 860-2442 Brazil: (11) 4688-6301 Other countries: (1 412) 858-4600
Audio of the conference call will be transmitted live via Internet, together with a slide presentation on our website: www.usiminas.com.br

Declarations contained in this release relative to the business outlook of the Company, forecasts of operating and financial income and references to growth potential constitute mere forecasts and were based on the expectations of Management in relation to future performance. These expectations are highly dependent on market behavior, the economic situation in Brazil, its industry and international markets and, therefore, are subject to change.

Income Statement - Parent Company

Brazilian GAAP (Legislação Societária)

R$ thousand	1Q 2007	1Q 2006	4Q 2006	Chg. 1Q07/1Q06
Net Revenues	**1.733.919**	**1.607.694**	**1.794.201**	**8%**
Domestic Market	1.455.684	1.213.164	1.465.063	20%
Export Market	278.235	394.530	329.138	-29%
COGS	(1.114.214)	(1.071.346)	(1.158.415)	4%
Gross Profit	**619.705**	**536.348**	**635.786**	**16%**
Gross Margin	**36%**	**33%**	**35%**	**+3 p.p.**
Operating Income (Expenses)	**(95.415)**	**(93.143)**	**(104.385)**	**2%**
Selling	(28.471)	(37.026)	(25.600)	-23%
General and Administrative	(38.155)	(32.323)	(39.317)	18%
Others, Net	(28.789)	(23.794)	(39.468)	21%
EBIT	**524.290**	**443.205**	**531.401**	**18%**
EBIT Margin	**30%**	**28%**	**30%**	**+2 p.p.**
Financial Result	(59.883)	(153.984)	(32.423)	-61%
Financial Income	(46.186)	(105.846)	237	-56%
Financial Expenses	(13.697)	(48.138)	(32.660)	-72%
Equity Income	355.064	166.542	302.800	113%
Operating Result	**819.471**	**455.763**	**801.778**	**80%**
Non-Operating Income	448	1.245	29.365	-64%
Profit Before Taxes	**819.919**	**457.008**	**831.143**	**79%**
Income Tax / Social Contribution	(179.846)	(131.143)	(81.373)	37%
Income before Taxes and Profit Sharing	640.073	325.865	749.770	96%
Net Income	**640.073**	**325.865**	**749.770**	**96%**
Net Margin	**37%**	**20%**	**42%**	**+17 p.p.**
Net Income per thousand shares	**2,91768**	**1,48541**	**3,41771**	**96%**
EBITDA	**626.855**	**525.210**	**638.523**	**19%**
EBITDA Margin	**36,2%**	**32,7%**	**35,6%**	**+3,5 p.p.**
Depreciation	69.289	65.189	67.657	6%
Provisions	33.276	16.816	39.465	98%

Income Statement - Consolidated

Brazilian GAAP (Legislação Societária)

R$ thousand	1Q 2007	1Q 2006	4Q 2006	Chg. 1Q07/1Q06
Net Revenues	**3.336.070**	**2.957.602**	**3.276.934**	**13%**
Domestic Market	2.618.671	2.131.823	2.401.413	23%
Export Market	**717.399**	**825.779**	**875.521**	-13%
COGS	(2.191.846)	(2.069.201)	(2.105.494)	6%
Gross Profit	**1.144.224**	**888.401**	**1.171.440**	**29%**
Gross Margin %	**34%**	**30%**	**36%**	**+4 p.p.**
Operating Income (Expenses)	**(179.843)**	**(147.146)**	**(264.292)**	**22%**
Selling	(60.199)	(69.972)	(62.523)	-14%
General and Administrative	(73.548)	(60.468)	(77.500)	22%
Others, Net	(46.096)	(16.706)	(124.269)	176%
EBIT	**964.381**	**741.255**	**907.148**	**30%**
EBIT Margin %	**29%**	**25%**	**28%**	**+4 p.p.**
Financial Result	(51.680)	(198.067)	(66.018)	-74%
Equity Income	72.857	21.175	72.724	244%
Operating Result	**985.558**	**564.363**	**913.854**	**75%**
Non-Operating Income	(126)	11.290	31.719	
Profit Before Taxes	**985.432**	**575.653**	**945.573**	**71%**
Income Tax / Social Contribution	(337.708)	(226.027)	(189.282)	49%
Income before Taxes	**647.724**	**349.626**	**756.291**	**85%**
Minority Interests	(5.898)	(5.013)	(4.079)	18%
Net Income	**641.826**	**344.613**	**752.212**	**86%**
Net Margin	**19%**	**12%**	**23%**	**+7 p.p.**
Net Income per thousand shares	2,92567	1,57087	3,42885	86%
EBITDA	**1.177.638**	**908.039**	**1.186.154**	**30%**
EBITDA Margin %	**35,3%**	**30,7%**	**36,2%**	**+4,6 p.p.**
Depreciation	176.749	170.838	171.948	3%
Provisions	36.508	(4.054)	107.058	

Cash Flow

Brazilian GAAP (Legislação Societária)

R$ thousand	Parent Company		Consolitaded	
	1Q 2007	1Q 2006	1Q 2007	1Q 2006
Operating Activities				
Net Income (Loss) in the Period	640.073	325.865	641.826	344.613
Financial Expenses and Monetary Var/Net Exchge Var	73.709	140.679	65.348	136.915
Depreciation, Exhaustion and Amortization	69.289	65.189	176.749	170.821
Investment Write-offs (Decrease in Permanent Assets)	1.795	153	1.917	137
Equity in the Results of Subsidiaries/Associated Companies	(355.064)	(166.542)	(72.857)	(21.175)
Dividend Income from Subsidiaries	28.648	0	28.648	0
Income Tax and Social Contribution	126.481	131.143	284.343	226.027
Provisions	(942)	(3.222)	14.844	(25.085)
Adjustment for Minority Participation	0	0	5.898	5.013
Total	**583.989**	**493.265**	**1.146.716**	**837.266**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	42.786	(8.382)	46.433	64.807
Increase (Decrease) in Inventories	(10.673)	120.136	(27.992)	115.081
Increase (Decrease) in Recovery of Taxes	6.285	(10.928)	(6.399)	(4.960)
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	57.043	18.968	65.518	28.189
Increase (Decrease) in Judicial Deposits	(224)	1.782	(2.956)	(4.575)
Increase (Decrease) in Accounts Receivables Affiliated Companies	1.505	(2.547)	0	270.493
Others	(41.894)	30.073	(57.536)	(14.141)
Total	**54.828**	**149.102**	**17.068**	**454.894**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	(20.072)	(2.232)	11.327	(53.778)
Amounts Owed to Affiliated Companies	(10.780)	1.440	(13.957)	(7.680)
Customers Advances	9.416	3.467	44.977	44.196
Tax Payable	14.057	(6.106)	53.371	17.193
Income Tax and Social Contribution	(69.637)	(256.555)	(193.512)	(451.805)
Others	10.259	4.985	(9.170)	104.511
Total	**(66.757)**	**(255.001)**	**(106.964)**	**(347.363)**
Cashflow Generated from Operating Activities	**572.060**	**387.366**	**1.056.820**	**944.797**
Financial Activities				
Inflow of Loans and Financing	46.941	711	115.040	40.846
Payment of Loans and Financing	(111.174)	(143.611)	(323.123)	(372.472)
Interest paid on Loans, Financ., and taxes payable in installments	(16.474)	(22.316)	(85.376)	(86.994)
Swap Operation Redemptions	(388)	(105.003)	(171.912)	(152.484)
Dividends Paid	(33.820)	(6.850)	(34.310)	(6.850)
Net Funds from Financial Activities	**(114.915)**	**(277.069)**	**(499.681)**	**(577.954)**
Investment Activities				
(Additions) in Long-term Investments	0	0	17.803	(262.029)
(Additions) to Permanent Assets, except Deferred Charges	(79.714)	(47.956)	(216.899)	(111.336)
(Additions) Right off of permanent assets	0	0	0	0
Funds Used for Investments	**(79.714)**	**(47.956)**	**(199.096)**	**(373.365)**
Exchange Variation of Cash and Cash Equivalents	**(10.043)**	**(17.678)**	**(25.735)**	**(44.338)**
Cash Balance Change	**367.388**	**44.663**	**332.308**	**(50.860)**
At the Beginning of the Period	1.274.494	1.081.919	2.721.062	1.930.654
At the End of the Period	1.641.882	1.126.582	3.053.370	1.879.794

Balance Sheet - Assets

Brazilian GAAP (Legislação Societária) - R$ thousand

Assets	Parent Company 30-mar-07	Parent Company 30-dec-06	Consolidated 30-mar-07	Consolidated 30-dec-06
Current Assets	**4.187.860**	**3.873.112**	**7.914.352**	**7.582.233**
Cash and Cash Equivalents	1.641.882	1.274.494	3.053.370	2.721.062
Trade Accounts Receivable	965.834	1.008.620	1.749.623	1.796.055
Taxes Recoverable	29.820	36.105	97.469	98.853
Inventories	1.258.921	1.248.248	2.570.785	2.542.793
Deferred Income Tax & Social Contrb'n	98.498	155.541	220.238	256.836
Other Securities Receivables	192.905	150.104	222.867	166.634
Long-Term Receivable	**707.325**	**709.513**	**1.116.795**	**1.133.673**
Deferred Income Tax & Social Contrb'n	347.336	347.336	512.052	540.972
Related Company Credits	7.527	9.032	48	48
Deposits at Law	254.456	254.232	429.020	426.064
Taxes Recoverable	15.162	16.147	48.355	40.572
Others	82.844	82.766	127.320	126.017
Permanent Assets	**10.030.224**	**9.761.535**	**10.289.213**	**10.259.583**
Investments	6.608.888	6.348.829	1.744.576	1.762.748
Property, Plant and Equipment	3.421.336	3.412.706	8.520.330	8.471.965
Deferred	-	-	24.307	24.870
Total Assets	**14.925.409**	**14.344.160**	**19.320.360**	**18.975.489**

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP (Legislação Societária) - R$ thousand

Liabilities and Shareholders' Equity	Parent Company 30-mar-07	Parent Company 30-dec-06	Consolidated 30-mar-07	Consolidated 30-dec-06
Current Liabilities	**1.629.584**	**1.647.754**	**3.010.188**	**3.175.786**
Loans and Financing and Taxes Payable in Installments	224.383	290.382	616.324	760.903
Suppliers, Subcontractors and Freight	230.227	250.299	536.371	525.044
Taxes, Charges and Payroll Taxes	267.026	193.943	477.004	388.658
Related Companies	264.227	252.108	215.755	228.747
Financial Instruments	3.742	7.185	111.134	246.907
FEMCO	-	-	8.500	9.124
Dividends Payable	469.309	503.129	473.965	508.709
Others	170.670	150.708	571.135	507.694
Long-Term Liabilities	**2.195.826**	**2.236.480**	**5.146.862**	**5.283.632**
Loans and Financing and Taxes Payable in Installments	603.678	628.555	2.290.531	2.446.796
Related Companies	37.329	60.228	8.192	9.157
Provision for Contingencies	581.720	569.583	1.079.447	1.053.957
Actuarial Liability	898.962	899.904	986.178	977.015
Financial Instruments	8.489	10.533	246.770	258.843
FEMCO	-	-	266.271	273.417
Others	65.648	67.677	269.473	264.447
Minority Interests	**-**	**-**	**103.453**	**98.040**
Shareholders' Equity	**11.099.999**	**10.459.926**	**11.059.857**	**10.418.031**
Capital	5.400.000	5.400.000	5.400.000	5.400.000
Reserves	5.059.926	2.557.962	5.018.031	2.502.570
Revenues from Fiscal Year	640.073	2.501.964	641.826	2.515.461
Total Liabilities and Shareholders' Equity	**14.925.409**	**14.344.160**	**19.320.360**	**18.975.489**

Companhia Siderúrgica Paulista - COSIPA

Income Statement - Consolidated

Brazilian GAAP (Corporate Law)

R$ thousand	1Q 2007	1Q 2006	4Q 2006	Chg. 1Q07/1Q06
Net Revenues	**1.396.672**	**1.113.086**	**1.372.975**	**25%**
Domestic Market	973.403	734.744	873.780	32%
Export Market	423.269	378.342	499.195	12%
COGS	(970.982)	(862.620)	(938.763)	13%
Gross Profit	**425.690**	**250.466**	**434.212**	**70%**
Gross Margin	**30%**	**23%**	**32%**	**+7 p.p.**
Operating Income (Expenses)	**(51.864)**	**(13.948)**	**(124.622)**	**272%**
Selling	(18.736)	(16.052)	(19.769)	17%
General and Administrative	(15.631)	(11.176)	(16.262)	40%
Others, Net	(17.497)	13.280	(88.591)	-232%
EBIT	**373.826**	**236.518**	**309.590**	**58%**
EBIT Margin	**27%**	**21%**	**23%**	**+6 p.p.**
Financial Result	10.979	(34.216)	(24.612)	0%
Operating Result	384.805	202.302	284.978	90%
Non-Operating Income	(564)	(465)	(540)	21%
Profit Before Taxes	**384.241**	**201.837**	**284.438**	**90%**
Income Tax / Social Contribution	(131.989)	(67.234)	(89.425)	96%
Minority Interests	(1.869)	(989)	(1.037)	89%
Net Income	**250.383**	**133.614**	**193.976**	**87%**
EBITDA	**468.898**	**307.054**	**468.058**	**53%**
EBITDA Margin	**34%**	**28%**	**34%**	**+6 p.p.**

Companhia Siderúrgica Paulista - COSIPA

Cash Flow

Brazilian GAAP (Corporate Law)

R$ thousand	Consolitaded 1Q 07	1Q 06
Operating Activities		
Net Income (Loss) in the Period	250.383	133.614
Financial Expenses and Monetary Var/Net Exchge Var	(1.024)	20.087
Depreciation, Exhaustion and Amortization	94.055	93.043
Investment Write-offs (Decrease in Permanent Assets)	102	0
Dividend Income from Subsidiaries	0	1
Income Tax and Social Contribution	131.989	67.234
Provisions	10.024	(22.136)
Others adjustments	1.869	989
Adjustment for Minority Participation	0	0
Total	**487.398**	**292.832**
Increase/Decrease of Assets		
Increase (Decrease) in Accounts Receivables	58.808	118.255
Increase (Decrease) in Inventories	(36.036)	(9.627)
Increase (Decrease) in Recovery of Taxes	(6.845)	(311)
Increase (Decrease) from Deferred Income Tax &	(117)	2.786
Increase (Decrease) in Judicial Deposits	(1.437)	(7.128)
Others	22.551	2.041
Total	**36.924**	**106.016**
Increase (Decrease) of Liabilities		
Increase (Decrease) in Suppliers	27.691	(32.996)
Amounts Owed to Affiliated Companies	0	(570)
Tax Payable	35.334	(139.093)
Income Tax and Social Contribution	(117.175)	(4.536)
Others	(16.528)	13.038
Total	**(70.678)**	**(164.157)**
Cashflow Generated from Operating Activities	**453.644**	**234.691**
Financial Activities		
Inflow of Loans and Financing	2.311	17.411
Payment of Loans, Financing and Debentures	(190.169)	(203.080)
Interest paid on Loans, Financ., Debent.and tax	(58.149)	(56.005)
Swap Operation Redemptions	(171.524)	(47.129)
Dividends Paid	(490)	0
Others	(7.486)	(10.507)
Net Funds from Financial Activities	**(425.507)**	**(299.310)**
Investment Activities		
(Additions) to Permanent Assets, except Deferred Charges	(65.339)	(54.842)
Funds Used for Investments	**(65.339)**	**(54.842)**
Exchange Variation of Cash and Cash Equivalents	**(6.987)**	**(10.706)**
Cash Balance Change	**(44.189)**	**(130.167)**
At the Beginning of the Period	1.078.420	587.566
At the End of the Period	1.034.231	457.399

Companhia Siderúrgica Paulista - COSIPA

Balance Sheet - Assets

Brazilian GAAP (Corporate Law) - R$ thousand

Assets	Consolidated 31-mar-07	31-dec-06
Current Assets	**2.873.290**	**2.934.486**
Cash and Cash Equivalents	1.034.231	1.078.420
Trade Accounts Receivable	549.935	608.743
Taxes Recoverable	21.669	20.650
Inventories	1.109.378	1.073.342
Deferred Income Tax & Social Contrb'n	95.667	96.266
Other Securities Receivables	62.410	57.065
Long-Term Receivable	**271.886**	**292.215**
Deferred Income Tax & Social Contrb'n	60.902	89.391
Deposits at Law	140.450	137.943
Taxes Recoverable	28.390	23.838
Others	42.144	41.043
Permanent Assets	**4.462.744**	**4.483.762**
Investments	131	131
Property, Plant and Equipment	4.440.632	4.460.307
Deferred	21.981	23.324
Total Assets	**7.607.920**	**7.710.463**

Companhia Siderúrgica Paulista - COSIPA

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP (Corporate Law) - R$ thousand

Liabilities and Shareholders' Equity	Consolidated 31-mar-07	31-dec-06
Current Liabilities	**1.072.690**	**1.250.325**
Loans and Financing and Taxes Payable in Installments	333.826	404.920
Suppliers, Subcontractors and Freight	308.615	280.926
Taxes Payable in Installments	78.561	42.525
Income Tax and Social Contribution	77.122	95.500
Salaries	74.642	74.360
Financial Instruments	52.444	188.719
Actuarial Liability	8.500	9.124
Dividends Payable	85.926	86.850
Others	53.054	67.401
Long-Term Liabilities	**2.700.122**	**2.876.792**
Loans and Financing and Taxes Payable in Installments	1.668.296	1.850.310
Provision for Contingencies	432.137	419.247
Actuarial Liability	298.774	295.815
Financial Instruments	128.385	146.304
Deferred Income Tax & Social Contrb'n	163.163	160.449
Others	9.367	4.667
Minority Interests	**33.620**	**32.241**
Shareholders' Equity	**3.801.488**	**3.551.105**
Capital	2.037.814	2.037.814
Reserves	1.513.291	1.513.291
Revenues from Fiscal Year	250.383	-
Total Liabilities and Shareholders' Equity	**7.607.920**	**7.710.463**

Sales Volume Breakdown - Consolidated

Thousand tons	1Q 2007		1Q 2006		4Q 2006		Chg. 1Q07/1Q06
TOTAL SALES	1.936	100%	1.954	100%	1.992	100%	-1%
Heavy Plates	462	24%	365	19%	472	24%	27%
Hot Coils/Sheets	538	28%	540	28%	507	25%	0%
Cold Coils/Sheets	528	27%	521	27%	513	26%	1%
Electrogalvanized Coils	63	3%	61	3%	61	3%	3%
Hot Dip Galvanized Coils	95	5%	105	5%	102	5%	-10%
Processed Products	63	3%	83	4%	77	4%	-24%
Slabs	187	10%	279	14%	260	13%	-33%
TOTAL SALES - DOMESTIC MARKET	1.385	72%	1.202	62%	1.344	67%	15%
Heavy Plates	360	20%	211	11%	331	17%	71%
Hot Coils/Sheets	454	23%	434	23%	453	22%	5%
Cold Coils/Sheets	362	19%	349	18%	353	18%	4%
Electrogalvanized Coils	48	2%	44	2%	47	2%	9%
Hot Dip Galvanized Coils	86	4%	77	4%	82	4%	12%
Processed Products	41	2%	43	2%	42	2%	-5%
Slabs	34	2%	44	2%	36	2%	-23%
TOTAL SALES - EXPORTS	551	28%	752	38%	648	33%	-27%
Heavy Plates	102	5%	154	8%	141	7%	-34%
Hot Coils/Sheets	84	4%	106	5%	54	3%	-21%
Cold Coils/Sheets	166	9%	172	9%	160	8%	-3%
Electrogalvanized Coils	15	1%	17	1%	14	1%	-12%
Hot Dip Galvanized Coils	9	0%	28	1%	20	1%	0%
Processed Products	22	1%	40	2%	35	2%	-45%
Slabs	153	8%	235	12%	224	11%	-35%

Net Revenues per tonne - USIMINAS + COSIPA

R$ / t.	1Q 07	4Q 06	3Q 06	2Q 06	1Q 06	4Q 05	3Q 05	2Q 05	1Q 05
Total	1.593	1.567	1.537	1.419	1.379	1.396	1.635	1.800	1.836
Heavy Plates	1.888	1.823	1.644	1.591	1.645	1.807	2.009	2.031	2.034
Hot Coils/Sheets	1.347	1.354	1.356	1.294	1.239	1.340	1.445	1.673	1.654
Cold Coils/Sheets	1.557	1.601	1.633	1.550	1.485	1.512	1.610	1.834	1.922
Electrogalvanized Coils	2.068	2.004	2.089	1.987	1.943	2.052	2.191	2.253	2.291
Hot Dip Galvanized Coils	2.106	2.044	2.069	1.934	1.861	2.095	2.094	2.195	2.289
Processed Products	1.939	1.876	1.996	1.812	1.766	1.982	2.078	2.296	2.342
Slabs	829	851	955	656	692	644	803	1.052	1.081

Sectorial Sales - Consolidated

Thousand tonnes	1Q 07		1Q 06		4Q 06		Chg. 1Q07/1Q06
Domestic Market	1.385	100%	1.202	100%	1.344	100%	15%
Auto	185	13%	153	13%	168	12%	21%
Autoparts	240	17%	223	19%	225	17%	7%
Shipbuilding	12	1%	4	0%	14	1%	210%
Line Pipes	115	8%	71	6%	106	8%	61%
Small Diameter Pipes	80	6%	92	8%	112	8%	-13%
Packaging	21	2%	21	2%	20	2%	0%
Household Appliances	33	2%	29	2%	31	2%	14%
Civil Construction	82	6%	108	9%	76	6%	-24%
Electrical Equipment	63	5%	59	5%	54	4%	6%
Distributors	292	21%	273	22%	301	22%	7%
Industrial Equipment	110	8%	41	3%	67	5%	170%
Others	153	11%	129	11%	170	13%	19%

Market Share - Usiminas System (*)

(% volume)

	1Q07 (*)	2006 (*)	2005 (*)	2004 (*)	2003 (*)
DOMESTIC MARKET	52%	52%	53%	55%	60%
Auto	62%	59%	59%	55%	62%
Autoparts	65%	62%	59%	62%	67%
Shipbuilding	100%	100%	100%	100%	100%
Electrical Equipment	68%	65%	66%	63%	58%
Household Appliances	34%	38%	33%	36%	44%
Line Pipes	96%	98%	94%	98%	95%
Small Diameter Pipes	40%	54%	54%	60%	68%
Packaging	12%	13%	14%	15%	16%
Civil Construction	36%	40%	44%	48%	58%
Distributors	43%	42%	44%	51%	59%

(*) Defined by USIMINAS, Cosipa, CSN, Acesita and CST markets.

Source: Information System - IBS

Loans and Financing by Index - Consolidated

R$ million	30-mar-07 Short Term	Long Term	TOTAL	30-dec-06 TOTAL	Chg. mar07/ dec06
TOTAL DEBT					
Foreign Currency (*)	421.626	1.969.665	**2.391.291**	2.555.308	-6%
IGP-M	58.384	0	**58.384**	116.553	-50%
TJLP	105.909	192.242	**298.151**	373.043	-20%
Others	7.994	6.696	**14.690**	14.202	3%
Sub-Total	**593.913**	**2.168.603**	**2.762.516**	**3.059.106**	-10%
Debentures	0	0	**0**	0	0%
Sub-Total	593.913	2.168.603	**2.762.516**	3.059.106	-10%
Taxes Payable in Installments	22.411	121.928	**144.339**	148.593	-3%
TOTAL	**616.324**	**2.290.531**	**2.906.855**	**3.207.699**	-9%
FEMCO	8.500	266.271	**274.771**	273.417	0%
TOTAL DEBT	**624.824**	**2.556.802**	**3.181.626**	**3.481.116**	-9%
Cash and Cash Equivalents			**3.053.370**	**2.721.062**	12%
NET DEBT			**128.256**	**760.054**	-83%

(*) 92,1% of total foreign currency is denominated in US dollars

Financial Income - Consolidated

R$ million	1Q 2007	1Q 2006	4Q 2006	Chg. 1Q07/1Q06
Monetary Effects	(21.409)	(22.421)	(20.441)	-5%
Exchange Variation	63.449	94.612	41.813	-33%
Exchange Variation on foreign related companies	(60.204)	(79.736)	(21.359)	-24%
Hedge Income (Expenses)	(29.422)	(167.402)	(33.568)	-82%
Interest on Loans, Financing, ACC's and Pre-Payment	(59.902)	(70.604)	(68.493)	-15%
Financial Income	79.724	79.454	67.606	0%
Other Financial Expenses	(23.916)	(31.970)	(31.576)	-25%
NET INTEREST INCOME	**(51.680)**	**(198.067)**	**(66.018)**	**-74%**

Free Translation

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly Traded Company

NOTICE OF GENERAL ORDINARY SHAREHOLDERS' MEETING

The Shareholders are advised of the General Shareholders' meeting to be held on April 10, 2007 at 3:00 PM at the Company's headquarters, located in the city of Belo Horizonte, capital city of the State of Minas Gerais, at Rua Prof. José Vieira de Mendonça, 3,011, 6th floor, room 23, Engenho Nogueira, for the purpose of deliberating on the following subjects:

1- Management Report and Financial Statements for fiscal year ending December 31, 2006;
2- destination of net profit of the fiscal year and ratification of anticipated distributions of intermediate and complementary interest on equity capital and of additional dividends;
3- determination of annual remuneration of the administrators;
4- election of two effective members and one alternate member of the Board of Directors to complete mandate until the general ordinary meeting of 2008;
5- election of effective and alternate Fiscal Council members.

Belo Horizonte, March 20, 2007.

Bertoldo Machado Veiga
Chairman of the Board

Free Translation

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ/MF 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly-Traded Company

Summary of the Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS held at its headquarters at Rua Professor Vieira de Mendonça, 3011, in Belo Horizonte, Capital city of the State of Minas Gerais on May 9, 2007 at 10:30 AM.

Attendence: Bertoldo Machado Veiga, President; other members: Albano Chagas Vieira, Antônio Luiz Benevides Xavier, Gabriel Stoliar, Hidemi Kawai, Humberto Eudes Vieira Diniz, Kenichi Asaka, José Olímpio da Silva, Marcelo Pereira Malta de Araújo, Rinaldo Campos Soares (conductor of the business), Shinya Higuchi and Wilson Nélio Brumer.

Subjects/Deliberations-

Economic Market Analysis – Global GDP growth was presented, as well as those of industrialized and emerging countries, besides the economic scenario in Brazil, its flat steel demand, and demand/supply estimates.

1st Quarter 2007 Results; forecast for 1st half 2007: Consolidated results were analyzed (Usiminas/Cosipa/others) in the first quarter of the current year: net revenues of R$ 3.3 billion, 12.8% higher over the same period in 2006; cost of goods sold in the amount of R$ 2.1 billion, 5.9% higher than in 2006; EBITDA 29.7% higher. Net consolidated debt on 3/31/2007 was US$ 63 million after reduction of US$ 124 million in the quarter. The trend of operating results was also analyzed for the first half of the year (Usiminas/Cosipa) in terms of production and sales, costs, EBITDA, operating profit.

Report on Sparrows Point – Results of the evaluation and of the due diligence performed on the North American steel company by a team from Usiminas were presented at Sparrows Point, as well as simulations requested by shareholders.

Progress of the Investment Programs – Advances since the last Board Meeting in August 2006 were reported in the Wave 1 projects (Strengthening and maximization of value of present operations) and Wave 2 (Growth) in the Ipatinga and Cubatão plants.

Usiminas Share Offering – The conclusion of the offering for sale of ordinary shares of Usiminas held by CVRD and PREVI in the amount of 18.8 million shares was communicated to the Board.

TERNIUM – First quarter 2007 earnings report was shown of TERNIUM holding company, where Usiminas has a 14.253% share of capital. Regarding the acquisition by TERNIUM of IMSA, 2006 data on the Mexican steel company was presented covering production, sales, employees and finances.

USIPARTS – The conclusion of the first investment stage of Usiparts S/A – Sistemas Automotivos was highlighted in the amount of R$ 46 million. The second stage, with two new presses in the estimated amount of R$ 15 million will be implemented in the near future.

Committees – The creation of Internal Committees to aid the Board in Human Resources and Auditing to be composed by members of the Board of Directors was approved.

Free Translation

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly Traded Company

Minutes of the Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS held at its headquarters located at Rua Prof. José Vieira de Mendonça, 3011, in the city of Belo Horizonte, capital of the State of Minas Gerais on May 9, 2007 at 10:30 AM.

Attendance of Board Members - Bertoldo Machado Veiga, Presidente; demais membros: Albano Chagas Vieira, Antônio Luiz Benevides Xavier, Gabriel Stoliar, Hidemi Kawai, Humberto Eudes Vieira Diniz, Kenichi Asaka, José Olímpio da Silva, Marcelo Pereira Malta de Araújo, Rinaldo Campos Soares (who conducted the proceedings), Shinya Higuchi and Wilson Nélio Brumer.
The following also took part in the proceedings: Alternates José Florêncio Rodrigues Neto and Maurício Iodice Cepeda; Directors Paulo Penido Pinto Marques and Hiroyuki Nakagawa; João Lucas Ferraz Dungas, Superintendent Controller; and General Secretary Juventino Moraes da Franca.
Subjects/Deliberations-
Economic Market Analysis – Global GDP growth was presented, as well as those of industrialized and emerging countries, besides the economic scenario in Brazil, its flat steel demand, and demand/supply estimates, which signals a positive outlook for the year.
1st Quarter 2007 Results; forecast for 1st half 2007: Consolidated results were analyzed (Usiminas/Cosipa/other) in the first quarter of the current year: net revenues of R$ 3.3 billion, 12.8% higher over the same period in 2006; cost of goods sold in the amount of R$ 2.1 billion, 5.9% higher than in 2006; EBITDA 29.7% higher. Net consolidated debt on 3/31/2007 was US$ 63 million after reduction of US$ 123.8 million in the period. The trend of operating results was also analyzed for the first half of the year (Usiminas/Cosipa) in terms of production and sales, costs, EBITDA, operating profit.
Report on Sparrows Point – Results of the evaluation and of the due diligence performed on the North American steel company Sparrows Point by a team from Usiminas were presented, as well as simulations requested by shareholders. The Board analyzed and thoroughly debated the technical report and recommendation of the Executive Board.
Greenfield Plant – An executive summary of the study "Evaluation of Greenfield Investment Opportunities – Suggestion for an Approach", containing the advantages of a

greenfield expansion abroad in terms of investments, market, costs and liabilities, compared to acquisitions was presented to the Board. The study also show the key aspects to be considered in the analyses about potential acquisition targets or greenfield options, with a suggestion at the end of the creation of a joint Usiminas/Shareholder team in such a manner as to better align the evaluation process.

Progress of the Investment Programs – Advances since the last Board Meeting in August 2006 were reported in the Wave 1 projects (Strengthening and maximization of value of present operations) and Wave 2 (Growth) in the Ipatinga and Cubatão plants.

Usiminas Share Offering – The conclusion of the offering for sale of ordinary shares of Usiminas held by CVRD and PREVI in the amount of 18.8 million shares placed in the country and abroad was communicated to the Board.

Board member Gabriel Stoliar was requested by the sellers to record in the minutes of the meeting the thanks and praise to the Usiminas team for its professionalism and quality of the work.

TERNIUM – First quarter 2007 earnings report was shown of TERNIUM holding company, including the debt situation. With respect to the acquisition of IMSA, 2006 data on the Mexican company was presented covering production, sales, employees and finances. IMSA has operating units and service centers in Mexico, Guatemala and the United States, with Ternium having celebrated an agreement on April 29 with the Controlling Group (90.6% of shareholder capital) for acquisition at the price of US$6.4 per share, equivalent to US$1.7 billion of total equity, with financing of Calyon/Citigroup. The conclusion of the transaction is expected in 3rd quarter 2007.

USIPARTS – The conclusion of the first investment stage of Usiparts S/A – Sistemas Automotivos was highlighted in the amount of R$ 46 million. The second stage, with two new presses in the estimated amount of R$ 15 million will be implemented in the near future.

Committees – The creation of Internal Committees to aid the Board in Human Resources and Auditing to be composed by members of the Board of Directors was approved, with the following composition: ***Human Resources Committee*** – Board members Antônio Luiz Benevides Xavier, Bertoldo Machado Veiga, Shinya Higuchi and Wilson Nélio Brumer; ***Auditing Committee*** – Board members Bertoldo Machado Veiga, Gabriel Stoliar, Hidemi Kawai and Wilson Nélio Brumer.

Having finished the business of the day, the meeting was declared concluded and the respective minutes were drawn up in Registry CA-02. Belo Horizonte, May 9, 2007.

Matheus Perdigao Rosa

De: Matheus Perdigao Rosa
Enviado em: terça-feira, 5 de junho de 2007 15:01
Para: 'vwestberg@bankofny.com'
Cc: 'caudi@bankofny.com'; Bruno Seno Fusaro; Gilson Rodrigues Bentes; Luciana Valadares dos Santos
Assunto: Usiminas obtains 'Investment Grade' rating from Standard & Poor's

Dear Verônica,

Please find attached our market comunication regarding the "Investment Grade" rating from Standard & Poor´s ratings agency.

S&P attributed the 'BBB-' rating to both foreign and local currency with a stable outlook.

Regards,

RECEIVED
2008 JUL -1 A 9:2

Matheus Perdigão Rosa
USIMINAS - Usinas Siderúrgicas de Minas Gerais
Investor Relations
Tel.: +55 (31) 3499 - 8056
Fax: +55 (31) 3499 - 9357
mprosa@usiminas.com.br
www.usiminas.com.br



SISTEMA USIMINAS
Relações com Investidores - Investor Relations

Belo Horizonte, June 5, 2007 - USIMINAS - Usinas Siderúrgicas de Minas Gerais S/A [USIM3, USIM5, USIM6, USNZY, XUSI, XUSIO], the flagship company of the Usiminas System, the largest flat steel producer in South America and one of the 30 largest in the world, informs it achieved "Investment Grade" rating after
the Standard & Poor´s ratings agency attributed the 'BBB-' rating to both foreign and local currency with a stable outlook.

According to Standard & Poor's, the evaluation is based "on the company's competitive industry position and on its conservative financial profile." The agency also assigned a 'BBB-' rating to Usiminas Global Medium Term Notes Program.

Click here to see S&P's complete release.

Click here to change your preferences.

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A – USIMINAS
CNPJ 60.894.730/0001-05
NIRE 313.000.1360-0
Companhia Aberta

Ata da reunião extraordinária do Conselho de Administração da Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS, realizada na sede social, na Rua Prof. José Vieira de Mendonça, 3011, nesta cidade de Belo Horizonte, capital do Estado de Minas Gerais, no dia 29 de junho de 2007, às 10:30 horas.

Presença de Conselheiros – Bertoldo Machado Veiga, Presidente; demais Conselheiros: Albano Chagas Vieira, Antônio Luiz Benevides Xavier, Gabriel Stoliar, Hidemi Kawai, Humberto Eudes Vieira Diniz, José Olímpio da Silva, Kenichi Asaka, Marcelo Pereira Malta de Araújo, Rinaldo Campos Soares, Shinya Higuchi e Wilson Nélio Brumer.

Participaram também dos trabalhos: o Diretor Paulo Penido Pinto Marques, o Chefe da Controladoria João Lucas Ferraz Dungas e o Secretário Geral Juventino Moraes da Franca.

Assunto/deliberação:

Juros s/ capital próprio – O Conselho, acatando proposta da Diretoria, autorizou a provisão contábil da quantia de R$331 milhões para futura distribuição aos acionistas, sob a forma de juros sobre capital próprio, nos termos do Estatuto Social e legislação societária vigente.

Nada mais sendo tratado, encerrou-se a reunião, procedendo-se a lavratura da respectiva ata, que vai assinada pelos Conselheiros presentes e pelo Secretário Geral. Belo Horizonte, 29 de junho de 2007. **(a)** Bertoldo Machado Veiga, Presidente; Albano Chagas Vieira, Antônio Luiz Benevides Xavier, Gabriel Stoliar, Hidemi Kawai, Humberto Eudes Vieira Diniz, José Olímpio da Silva, Kenichi Asaka, Marcelo Pereira Malta de Araújo, Rinaldo Campos Soares, Shinya Higuchi e Wilson Nélio Brumer. Secretário Geral.



USIMINAS

2Q07 and 1H07 accumulated results

Belo Horizonte, August 9, 2007 - Usinas Siderúrgicas de Minas Gerais S/A Usiminas (BOVESPA: USIM3, USIM5, USIM6; OTC: USNZY; Latibex: XUSI; XUSIO) today releases its second quarter 2007 (2Q07) results. **Operational and financial information of the Company, except where otherwise stated, are presented based on consolidated figures, in reais, according to corporate law. All comparisons made in this release take into consideration the same period in 2006, except when stated otherwise.**

Quotation of 06/30/07

Bovespa; USIM3 **R$ 127.50** / share
USIM5 **R$ 110.00**/ share

USA/OTC: USNZY US$ 56.45

Latibex: XUSI € 42.52
XUSIO € 49.24

Investor Relations

Bruno Seno Fusaro
Head of Investor Relations
Tel: +55 (31) 3499-8710
brunofusaro@usiminas.com.br
www.usiminas.com.br/ri

USIM5 ADR Nível I Latibex

Usiminas records Net Profit of R$ 1.4 billion and EBITDA of R$ 2.4 billion in 1H07

The global steel industry is currently experiencing a favorable period due to the fast-paced growth of steel production and demand in China coupled with the positive performance of the main global economies. Forecasts indicate continued growth in consumption over the next few years, further favored by the consolidation process in the industry. The Brazilian steel industry has successfully positioned itself within this business scenario. The mills are operating with consistent scale and technology and are economically and financially prepared to face the challenges of consolidation and global competition.

In turn, the Usiminas System, primarily propelled by the solid performance of the Brazilian economy and the robust demand for flat steel, ended the 1H07 with impressive results - net revenues of R$ 6.7 billion, net profit of R$ 1.4 billion and EBITDA of R$ 2.4 billion, numbers which are, respectively, 12%, 38% and 23% higher than in the same period in the previous year.

The solidity of these financial results, as well as the Company's commitment to its public (shareholders, customers, creditors, suppliers, employees and community) resulted in the rating agencies Fitch and S&P attributing an Investment Grade rating to the Usiminas System. The recognition undoubtedly reflects the maturity that the Usiminas System has undergone to execute its Development Program - vision 2015, which will allocate more than US$ 8 billion towards the upgrading and expansion of its production facilities.

We continue, therefore, to fully execute our value creation agenda with the same transparency and responsibility that enabled us to consolidate ourselves as the largest flat steel complex in Latin America.

Rinaldo Campos Soares - CEO

Highlights

R$ million	2Q 2007	2Q 2006	1Q 2007	Chg. 2Q07/2Q06	1H07	1H06	Chg. 1H07/1H06
Total Sales Volume (000 t)	1,980	2,028	1,937	-2%	3,917	3,983	-2%
Net Revenues	3,379	3,053	3,336	11%	6,715	6,011	12%
Gross Profit	1,202	1,013	1,144	19%	2,347	1,901	23%
Operating Result (EBIT) a	1,015	890	964	14%	1,979	1,631	21%
Financial Result	61	(78)	9	-	70	(196)	-
Net Income	802	704	642	14%	1,444	1,049	38%
EBITDA b	1,233	1,046	1,178	18%	2,411	1,955	23%
EBITDA Margin	36.5%	34.3%	35.3%	+2,2 p.p.	35.9%	32.5%	+3,4 p.p.
EBITDA (R$/t)	623	516	608	21%	616	491	25%
Total Assets	19,711	17,818	18,975	11%	19,711	17,818	11%
Net Debt	(104)	1,497	760	-	(104)	1,497	-
Stockholders' Equity	11,531	9,451	11,060	22%	11,531	9,451	22%

(a) Earnings before interest, tax and participations.

(b) Earnings before interest, taxes, depreciation, amortization and participations.

Other Information:

- Market capitalization of the Company on 06/30/07: **R$ 24.8 billion, equivalent to US$12.9 billion.**
- Cash position on 06/30/07: **R$ 3.1 billion.**
- Net debt amortization in 1H07: **R$ 226 million.**
- Investments in Fixed Assets in 1H07: **R$ 515 million.**

Economic Analysis and Outlook

International Scenario

"Stability in the international market"

At the end of first half 2007, the expectation of full inventory adjustments in the United States were confirmed, although not at the volume expected. Imports to the US market were significantly reduced due to lower US prices and to an increase in ocean freight rates.

Once again, the rationality of consolidation prevailed and was an effective instrument used by the American mills. The prices, which rose in the first quarter, did not correspond to the increase in demand and fell slightly. In fact, price increases were affected because of the rise in the price of raw materials, especially scrap prices, a basic raw material of American mini mills, which account for almost half of the country's steel production.

As a result, second quarter performance was apathetic. Expectation of an annual cycle like the one seen in 2005 and 2006, where demand and prices recovered more intensively in the second and third quarters, should not occur and we should therefore expect a recovery in demand only in the third and fourth quarters.

In **Europe**, economic activity proceeds at a strong pace, inventories are still below historical levels and prices are at high levels. The appreciation of the Euro has placed Europe as a leader in prices, and, naturally, exports to the region have become more attractive.

In **Asia**, China showed strong price recovery at the end of 2006. Nevertheless, this trend reversed in 2Q07 due to production increases (although at a lower growth rate) or to measures adopted by the authorities to hold back exports.

Outlook for 2007

Taking this scenario into consideration, the achievement of a more balanced international steel market depends on the effective reduction of Chinese export volumes.

The steel market will have to wait and see if the restrictions imposed by the Chinese government, which include the reduction of the credit premium, the increase of export tax levied and the start-up of the export licensing system will produce a real impact and reduce the level of Chinese exports.

The market tends towards stability and it understands that it will once again be affected by prices still considered high due to cost pressure caused by the prices of raw material.

International Market in 3T07, FOB Port prices - Flat Rolled Products

Slabs	520 (*)
Slabs	480 - 500 (**)
Heavy Plate	800 - 850 (*)
Hot Rolled Coil	560 - 580
Cold Rolled Coil	620 - 660
Galvanized	750 - 780

(*) including higher quality

(**) commercial quality

Domestic Scenario

"Record demand in 2007 for the steel market"

The increase of 17.4% in domestic production of industrial machinery and equipment plus a significant import increase, as a consequence of the continued appreciation of the Real in relation to the dollar, shows that the country is expanding its production capacity in several sectors.

By May, industrial production recorded a growth of 4.4% and the investment forecast is for further growth during the year.

In the capital goods segment, the highlight is the automobile industry, which has already grown 6.3% compared to 1H06. Domestic vehicle sales increased 20% in the first half, which has led the manufacturers to reevaluate sales and production projections in 2007.

Demand in 1H07

Flat steel demand in the domestic market in 1H07 grew a significant 16% in relation to the same period last year. This growth was fueled by the sectors that produce durable goods (automobiles, household appliances), as well as the capital goods sectors (agricultural machinery and implements, industrial equipment, large-diameter pipe and civil construction).

The flat-rolled steel distribution and small-diameter tube sector, which serve several other segments, were benefited by general industrial performance and showed an increase in demand of 7% and 53%, respectively. It is worthwhile mentioning that the distribution sector finished the first half of 2007 with inventory levels below what would be an ideal rate, which should result in greater purchasing volumes in the mills in the second half.

Outlook for 2007

Outlook for the domestic flat steel market in 2007 continues positive, judging by the good performance of demand in the first six months of the year.

Falling interest rates, credit expansion, the increase in employment rates and domestic revenue, coupled with a favorable international scenario has led to an optimistic outlook for the Brazilian economy, especially for the steel products market.

Raw Materials and Freight

Iron ore

Chinese imports of iron ore continue high, above the projection for 2007, significantly increasing the level of international trade. In line with the trend seen last year, China is consolidating its position as the main destination of exports from Minas Gerais, surpassing the United States, which until 2006 was the main importer. In the first four months of 2007, exports to China grew 51%.

Coal/Coke

All of the mills have already concluded the coal negotiation process and the trade has softened.

As for coke, the market continues strong, and the increase in export tariffs from 5% to 15% by the Chinese government as of June 1st, associated with the lack of export licenses, has pressured the prices of this raw material.

Freight

In relation to ocean freight, the market has never been as demanding. This has contributed to an increase in production costs, which has partially offset the positive effect of the worldwide reduction in coal prices.

Steel Industry - Global and Brazilian Production

World

According to data from IISI, the International Iron and Steel Institute, global crude steel production in 2Q07 reached approximately 333.4 million tons, totaling a production of 651.6 million tons in 1H07, 8% higher than in the same period of 2006.

China, the world's largest producer, continues to lead production and accounts for 36% of total crude steel produced in the world. In 1H07, its production was 237.1 million tons, 18% higher than in 1H06.

Raw steel production in Latin America totaled approximately 27.3 million tons, 8% higher 1H06. Brazil accounted for approximately 50% of this production.

Brazil

According to preliminary data from the Brazilian Steel Institute (IBS), in 2Q07, around 8.3 millon tons of crude steel were produced, totaling 16.3 million tons in 1H07, 13% above the production volume recorded in the same period of 2006. Usiminas' production corresponded to 26% of the total. The production of finished steel (flat and long products) reached 6.6 million tons, totaling approximately 12.6 million tons in 1H07, 13% more than what was produced in 1H06.

Usiminas System - Operational and Sales Performance

Production (Crude Steel)

Thousand tons	2Q 2007	2Q 2006	1Q 2007	Chg. 2Q07/2Q06	Chg. 2Q07/1Q07	1H07	1H06	Chg. 1H07/1H06
Usiminas	1,102	1,168	1,098	-6%	0%	2,200	2,278	-3%
Cosipa	1,092	1,021	1,010	7%	8%	2,102	2,013	4%
Total	2,194	2,189	2,108	0%	4%	4,302	4,291	0%

The Ipatinga and Cubatão plants registered monthly record-breaking production levels in some of their units. In 2Q07, crude steel production totaled 2.2 million tons, 4% higher than the production volume achieved in 1Q07. At the end of first half 2007, total crude steel production reached 4.3 millon tons, almost the same volume recorded in the previous year. In turn, flat steel production in 2Q07 was 2.1 million tons, totaling 4.1 million tons in 1H07, 7% higher than production volume in 1Q07 and 1H06.

The workforce of the two companies (Usiminas and Cosipa) totaled 13,754 employees.

Consolidated Sales (000 t)



1,910
1,971
2,011
2,170
1,768
1,829
1,770
1,981
1,954
2,028
1,971
1,992
1,936
1,980
28%
27%
29%
29%
22%
30%
31%
46%
38%
31%
32%
33%
28%
24%
72%
73%
71%
71%
78%
70%
69%
54%
62%
69%
68%
67%
72%
76%
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
Domestic Market
Export Market

"Domestic sales grew 11% in 1H07. Brazilian market share leader with 52%"

Total

The sales volume of 2.0 million tons in 2Q07 was 2% lower than the sales volume of 2Q06. In relation to 1Q07, sales volume was approximately 2% higher. Total sales in 1H07 reached 3.9 million tons, also around 2% lower in relation to volume in 1H06. There was a significant change in the sales mix between domestic and export sales in order to keep up with domestic demand growth for steel products.

Thus, representativity of sales earmarked for the domestic market in the first half was 9% higher in relation to 1H06. As a result, export volumes decreased 15%.

Out of total sales volume in 2Q07, **76%** was for the domestic market and **24%** for exports. In 1H07, the ratio was **74%** for domestic and **26%** for exports.

Domestic Market

In 2Q07, sales reached 1.5 million tons, 8% above sales in 2Q06. Accumulated sales in 1H07 totaled 2.9 million tons, 11% higher in volume over 1H06. This sales increase in the domestic market occurred more significantly in the Heavy Plate line (+63%) and in galvanized products (+14%). In plate products, the increase was triggered by the positive performance in the distribution and the large-diameter pipe sectors, as well as in the industrial, highway and civil construction industries. In the galvanized products line, sales were mainly accounted for by the automobile industry which recorded an increase of 23% in 1H07. In relation to 1Q07, sales increased by 9%.

Market Share: The Usiminas System maintained its leading position as supplier of flat steel to the main domestic market segments, ending the first half with a market share of **52%.**

Export Market

In 2Q07, exports totaled 469 thousand tons, 26% lower than total exports in the same period in 2006. QoQ, the decline was 15%. These variations are due to a rearrangment in the Usiminas' export program to give priority to local customers.

Sales Volume

Thousand tons	2Q 2007		2Q 2006		1Q 2007		Chg. 2Q07/2Q06	1H07		1H06		Chg. 1H07/1H06
Usiminas												
Domestic Market	849	83%	832	75%	801	80%	2%	1,649	81%	1,556	72%	6%
Export Market	171	17%	277	25%	204	20%	-38%	376	19%	616	28%	-39%
Total	1,020	100%	1,109	100%	1,005	100%	-8%	2,025	100%	2,172	100%	-7%
Cosipa												
Domestic Market	662	69%	564	61%	585	63%	17%	1,248	66%	1,043	58%	20%
Export Market	298	31%	355	39%	347	37%	-16%	644	34%	768	42%	-16%
Total	960	100%	919	100%	932	100%	4%	1,892	100%	1,811	100%	4%
System												
Domestic Market	1,511	76%	1,396	69%	1,386	72%	8%	2,897	74%	2,599	65%	11%
Export Market	469	24%	632	31%	551	28%	-26%	1,020	26%	1,384	35%	-26%
Total	1,980	100%	2,028	100%	1,937	100%	-2%	3,917	100%	3,983	100%	-2%

Sales Volume Mix - 2Q07


Usiminas
Expt 17%
Dom Mkt 83%
Cosipa
Expt 31%
Dom Mkt 69%
Sistema
Expt 24%
Dom Mkt 76%

EXPORTS - 2Q07


Germany 16%
Thailand 6%
India 6%
Others 9%
USA 24%
Spain 7%
Mexico 14%
Ecuador 3%
UK 3%
Portugal 2%
Argentina 10%

EXPORTS - 1H07


Thailand 5%
Germany 20%
India 5%
Others 14%
Argentina 9%
Ecuador 2%
USA 22%
UK 3%
Chile 3%
Mexico 8%
Spain 9%

1

Economic and Financial Performance

"Net Revenues and EBITDA grew 12% and 23% over 1H06."

Net Revenues

In 2Q07, net revenues reached R$ 3.4 billion, 11% higher than in 2Q06 due to better prices practiced in the period and a better product mix. In relation to 1Q07, net income grew 1.3%.

Accumulated net revenues in the first half of the year totaled R$ 6.7 billion, 12% higher than that recorded in 1H06.

Net Per-Ton Revenues (Usiminas + Cosipa)

	2Q07	2Q06	1Q07	1H07	1H06
Total DOM + EXP	1,628	1,419	1,593	1,610	1,398

Average prices practiced in 2Q07 by Usiminas and Cosipa were 15% higher compared with 2Q06. When compared with 1Q07, the variation was 2%. Accumulated per-ton net revenues in 1H07 were 15% higher in relation to 1H06, due to higher prices. The improvement would have been even better had the Real not appreciated 6% against the dollar in the period, thereby reducing export revenues.

COGS

In 2Q07, cost of goods sold (COGS) totaled R$ 2.2 billion, in line with COGS recorded in 1Q07. The accumulated 1H07 COGS reached R$ 4.4 billion, 6% higher than in the same period of the previous year mainly due to:

- greater consumption of purchased slab and heavy plate
- greater volume of construction work and major repairs
- higher fixed costs (labor and third-party services)
- higher variable costs - raw materials - although partially offset by Real-Dollar appreciation

In 2Q07, total per-ton COGS (Usiminas and Cosipa) was R$ 1,084 and R$1,076 during 1H07.

Gross Profit

In 2Q07, gross profit reached R$ 1.2 billion, 19% higher than in 2T06. Gross margin increased 3 percentage points, from 33% to 36%. Compared to 1Q07, gross margin grew two percentage points. Analyzing the first half, gross profit totalled R$ 2.3 billion, 23% higher than in 1H06. Gross margin was 35%, a growth of three percentage points over 1H06. Better prices and product mix resulted in higher margins.

Operating Profit before Financial Expenses (EBIT)

Operating expenses and revenues in 2Q07 grew 52% over 2Q06 and 4% compared to 1Q07. In 1H07, expenses increased 36%, going from R$ 270 million to R$ 367 million. The main variations were:

Sales expenses: were 14% lower than in 1H06, due to lower export volume (363 thousand tons) and to payment of demurrage during the first half.

SG&A: grew 11%, mainly due to labor increases and new hirings

Other Expenses/Revenues: in 1H07, an inventory adjustment of approximately R$ 16 million (non-recurring) was made. In 1H06, a gain of R$ 52 million (non-recurring) from the reversal of fiscal contingencies was recorded, as well as the reversal of the actuarial liabilities of FEMCO (Cosipa's pension fund) worth R$ 16 million and credit of approximately R$ 9 million (non-recurring) to PIS/COFINS

Operating profit before financial expenses in 2Q07 was R$ 1.0 billion, 14% higher than in 2Q06 and 5% more than in 1Q07. Accumulated operating profit in 1H07 was R$ 2.0 billion, 21% higher than the profit recorded in the same period in 2006.

EBITDA

In 2Q07, EBITDA reached R$ 1.2 billion, 18% above that recorded in the same period in 2006 and 5% higher than the EBITDA of 1Q07. Accumulated 1H07 EBITDA was R$ 2.4 billion, 23% higher than in 1H06.

EBITDA margin in 2Q07 was **36.5%**, 2.2 percentage points above the 2Q06 margin and 1.2 percentage points higher than in 1Q07. At the end of 1H07, the EBITDA margin came to **35.9%**, which is 3.4 percentage points above the margin in 1H06. The improvement is due to better prices in the period.

Financial Result

Net financial income in 2Q07 was R$ 61 million, whereas in 2Q06 net "expense" was R$ 78 million. Compared to 1Q07, financial revenues increased R$ 53 million primarily due to adjustments made on judiciary deposits (deposits at law) and lower exchange loss.

On a first-half comparison, the result went from a net financial (expense) of R$ 196 million in 1H06 to an "income" of R$ 70 million in 1H07, due to a R$ 143 million reduction of swap expenses, non-recurring gains of R$ 44 million from judiciary deposits on taxes and other income, an increase of R$ 36 million in gains from financial investments, gains of R$ 25 million deriving from the reduction of financial charges on debt and R$ 24 million in exchange gains due to the appreciation of the Real.

Equity Income

In the 2Q07 consolidated results, the equity income from subsidiaries was down R$ 16 million compared with income of R$ 48 million recorded in 2Q06 and R$ 13 million in 1Q07. Compared to the previous quarter, the result reflects the effect of the Real appreciation in investments of Ternium. (The exchange variation on investments abroad was a negative R$ 85 million in the current period, against R$ 60 million in 1H06).

In the first half, equity income was a negative R$ 3 million, compared with R$ 10 million in 1H06 also due to exchange effects, which were a negative R$ 146 million in 1H07 and R$ 80 million in 1H06).

Income Tax and Social Contribution

Income tax and social contribution was stable in the first half ended 06/30/2007 compared with the same period a year earlier. In 2Q07, income and tax contribution decreased quarter over quarter due to the provision for interest on equity capital in the amount of R$ 331 million.

"Net Profit in 1H07 is 38% higher than in 1H06"

Net Profit

Usiminas recorded consolidated net profit in 2Q07 of R$ 802 million, 14% higher than 2Q06. Accumulated 1H07 net result reached R$ 1.4 billion, 38% higher than that recorded in 1H06. The growth in net income was due to better average prices practiced, product mix improvement, along with reduction of financial expenses.

Indebtedness

Total consolidated debt continued its downward trend, going from R$ 3.2 billion on 3/31/07 to R$ 3.0 billion on 6/30/07. Effective amortization in the first half was R$ 226 million (considering amortization minus inflow of proceeds).

As of June 30, 2007 26% of the Company's total debt was denominated in local currency and 74% in foreign currency. In the same period, 18% of the debt comes due in the short term and 82% in the long term, which is considered adequate by the Company.

The Total Debt/EBITDA ratio at the end of 1H07 was 0.7X and the Net Debt/EBITDA ratio was zero at the end of the quarter.

Consolidated Net Debt / EBITDA


2.1
1.6
1.1
0.7
0.4 0.4 0.4 0.4 0.3 0.4 0.4 0.2 0.0 0.0
2.2
1.9
1.7
1.3
1.0
1.0
1.0
0.9
0.8
0.4
0.1
-0.1
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07
CND (US$ bi)
CND/EBITDA

EBITDA & EBITDA Margin


39%
46%
49%
48%
50%
47%
41%
31%
31%
34%
39%
36%
35%
37%
318
422
538
652
646
655
539
404
414
479
565
551
559
622
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07
EBITDA (US$ million)
EBITDA Margin

Investments

Investments in fixed assets in 2Q07 totaled R$ 316 million and accumulated R$ 515 million in 1H07. Spending was concentrated on maintenance, technology updating of equipment and environmental protection of the Usiminas System plants.

Investment projects aimed at improving quality, mix and expansion and reducing costs follow their normal course of technical detailing, price tenders, signing of contracts and execution of construction work, according to the established schedule.

Other Highlights in the Quarter

Investments in Subsidiaries/Affiliates

- **Usiparts S.A.** Sistemas Automotivos, a company controlled by Usiminas, inaugurated a new press line at its industrial facilities in Pouso Alegre, southern Minas Gerais in April.
  The total investment demanded resources of R$ 46 million. The new presses acquired from Shuler Presses will increase the supply of products, such as large-size exterior panels manufactured in accordance with strict market quality standards to serve the truck and commercial vehicles segment.
  The company has a large share in the production of stamped parts and welded assemblies for the Brazilian automotive industry and is a leader in the manufacture of complete cabins up to the painting of the final color. It intends to expand its production with this investment by 30%.
- **Usiminas Mecânica** signed a contract with Siif Energies do Brasil (a company owned by multinational company HLC, specialized in renewable energy) for the sale of 15 thousand tons of shot-blasted, painted and cut material (blanks), which will be used in the manufacture of 107 eolic towers from August 2007 to February 2008. They will be fabricated in their newest cutting facility located inside Cosipa in Cubatão, which has latest generation machinery, totally capable of serving the eolic tower and shipbuilding segments.

- **Rio Negro Comércio e Indústria de Aço** inaugurated new industrial facilities at its Taubaté SP plant in July, which required outlays of R$ 40 million. Driven by the rising demand in the automotive industry, Rio Negro focused its investments on the acquisition of two new machines: a press line for irregular blanks (silhouettes) and a laser welder. The expectation is that the new press will double the capacity of irregular blanking facilities and that the laser welder will increase production of welded blanks by 50%.

Capital Markets

- **Bovespa Performance -Ibovespa Index**

In the quarter, the preferred class "A" shares (USIM5) appreciated by 10.2%, whilst the common shares (USIM3) appreciated 6.3%. In the same period, Ibovespa appreciated 18.7%. In the first half, USIM5 and USIM3 shares appreciated by 36.6% and 32.8%, respectively. Both appreciated more than Ibovespa, which rose by 22.3% in the same period.

Usiminas held the fourth position among the shares with the greatest weight in IBOVESPA, with a 3.99% share in Ibovespa's theoretical portfolio in the May-August 2007 period.

On 6/30/2007, USIM5 shares were quoted at R$ 110.00 and USIM3 shares at R$ 127.50. The table below summarizes the trading of the Company's shares during 2Q07.

USIM5 and USIM3 versus Ibovespa

From (basis 100) 12/28/2006 to 06/29/2007



150
140
130
120
110
100
90
80
136,6
132,8
122,3
dez-06
jan-07
fev-07
mar-07
abr-07
mai-07
jun-07
IBOVESPA
USIM5
USIM3

Trading Summary Table for Usiminas Shares - 2Q07

Stock, ADR or Index	Number of Trades (daily avg)	Share Traded (000 shares)	Volume Traded 000 $	Appreciation %	Closing Quotation 06/29/07
USIM3 (ON)	311	16,442	1,992,199	6.3%	R$ 127.50
USIM5 (PNA)	1,564	70,430	7,194,420	10.2%	R$ 110.00
USNZY (ADR)	13	809	44,604	17.0%	US$ 56.45
XUSI (Latibex)	38	518	19,460	18.7%	€ 42.52
XUSIO (Latibex)	47	37	1,759	12.7%	€ 49.24
IBOVESPA	60,642	3,467,609	176,668,423	18.7%	54,392

- **ADR Performance in the US**

In the quarter, Usiminas shares, traded in the United States as Level 1 "USNZY" in the OTC market, appreciated by 17%. On 6/30/2007, they were quoted at US$ 56.45.

- **Latibex Madrid Performance**

The Company's shares listed on the Latibex "XUSI" were the most traded among all shares traded (in volume) and rose 18.7% in the quarter, quoted at EUR 42.52 on 6/30/2007. "XUSIO" (common) shares began trading on the Latibex on 5/03/2007 and until 6/30/2007 had appreciated 12.7%, quoted at EUR 49.24.

Highlights

- **Investment Grade:** Following Fitch Ratings, Standard & Poor's, one of the main risk rating agencies, also attributed an "Investment Grade" rating to Usiminas on 6/04/2007.
  According to the agency, *"The ratings on Usiminas reflect its sound and sustainable financial profile, with total debt levels and liquidity currently at very conservative levels and expected to remain at least adequate for the rating category in the future. The ratings also reflect a solid business profile made evident by a very competitive cost structure; resilient operating profitability and robust free cash generation through economic cycles; and a favorable market position in the fairly concentrated flat carbon steel sector in Brazil..."*

- **Moody's raises Usiminas rating:** In July, the risk rating agency Moody's Investors Service raised the ratings of Usiminas and Cosipa's foreign debt from Ba2 to Ba1, with a positive outlook. With this, the company is also closer to obtaining an investment grade rating from this agency. Moody's also attributes a corporate rating of Ba1 on a global scale and Aa1 on a Brazilian national scale.

- **APIMEC Award:** In July, APIMEC - the Association of Capital Markets Analysts and Professionals - awarded Usiminas the "Publicly-Traded Company" award for 2006. The award is currently recognized by the Capital Markets as a benchmark in quality of services and regularity of the information given, ethics, transparency and innovative management of the Company.

Corporate Governance

- **Creation of the Human Resources and Auditing Committees:** approved in a Meeting of the Board of Directors held on May 9.

- **Corporate Governance of Bovespa:** After approval by the Board of Directors in a meeting held on March 14, 2007, Usiminas is in the process of adhering to Level 1 of Differentiated Corporate Governance Practices of Bovespa, complying with the requirements and demands of the regulation.

  Today Usiminas already complies with most of the requirements of Level 1 and the additional requirements can be easily fulfilled without implying in additional costs to the Company.

  By adhering to Level 1 of Bovespa Corporate Governance, Usiminas makes official and public a commitment that is already part of its daily actions, and begins to benefit from the advantages of a more transparent stock market.

Subsequent Events

Shareholder Remuneration

In a meeting held on 08/08/2007, the Company's Board of Directors deliberated payment to the shareholders, who possess shares on August 14, 2007, pursuant to the terms of the Corporate Bylaws and current Law, intermediate interest on equity capital in the amount of R$ 1.43823 per each ordinary share and R$ 1.58206 per each preferred share; intermediate dividends, in the amount of R$ 0.75738 per each ordinary share and R$ 0.83312 per each preferred share. As of August 15, 2007, the shares will be negotiated "ex rights". Payment of this remuneration will be made as of August 22, 2007.

Investment - New Blast Furnace at Usiminas

In the same meeting, the construction of a new Blast Furnace Nr. 4 was decided in Ipatinga in the 5,000 m^3 class. It will be the largest blast furnace in the Americas.

Other Usiminas System Companies

Ternium

On 8/02/2007, Ternium released its 2Q07 results, summarized in the table below:

Summary of Results	2Q07	1H07
Product Shipments - thsd. t	**2,567.0**	**5,065.9**
Net Sales - US$ million	**1,961.1**	**3,759.4**
Gross Profit - US$ million	**652.3**	**1,226.7**
Operating Profit - US$ million	**450.6**	**866.0**
EBITDA - US$ million	**580.8**	**1,111.5**
EBITDA Margin	**30%**	**29.5%**
Net Profit - US$ million	**315.0**	**566.6**
Net Profit - Controlling Share. US$ million	**236.9**	**459.1**

Ternium's shipments in 2Q07 totaled 2.6 million tons and grew 6% over the same period in 2006, resulting in net revenues of US$ 2.0 billion, up 57% over 2Q06.

In 1H07, shipments totaled 5.1 million tons and were 9% greater than in 1H06, resulting in net revenues of R$ 3.8 million, 16% higher than net revenues in 1H06.

Operating profit in 2Q07 of US$ 450.6 million decreased 5%. To the degree that larger shipments had higher average prices, the latter were offset by increases in raw material costs and freight and labor increases.

Ternium's net profit in 2Q07 was US$ 315 million, 9% above the figure posted in 2Q06. In the first half, net income reached US$ 566.6 million, 17% higher than in 1H06.

On 7/26/2007, Ternium announced the acquisition of the controlling interest of Grupo Imsa S.A.B in Mexico. The transaction was worth US$ 3.1 billion, including the net debt of Grupo Imsa. The purpose behind this transaction is to strengthen Ternium's position in North America, which accounts for 60% of its revenues.

Ternium is one of the largest steel producers in the Americas and offers a large array of products, including flat and long steel products. The company has operational facilities in Mexico (Hylsamex), Argentina (Siderar) and Venezuela (Sidor) and has a vast distribution network.

Usiminas has a 14.25% stake in Ternium's total capital, in which it is a partner with the Techint Group.

MRS Logística

On 8/02/07, a MRS released its 2Q07 earnings report, summarized below:

Summary of Results	2Q07	1H07
Volume transported - million tons	**31.2**	**59.0**
Net Revenues - R$ million	**537.0**	**1,017.3**
Operating profit (before Financial Result) - R$ million	**217.9**	**415.5**
EBITDA - R$ million	**252.0**	**483.5**
EBITDA Margin	**46.9%**	**47.5%**
Net Income - R$ million	**138.3**	**259.9**

Net revenues reached R$ 537.0 million in 2Q07, up 11.8% compared with 1Q07. In 1H07 net revenues increased 14.9% year over year. The good performance was the result of the increase in tonnage hauled.

MRS' net income increased 13.8% in 2Q07 and reached R$ 138.3 million. In the first half, net profit was R$ 259.9 million, 22.1% higher in relation to 1H06.

MRS' activities show significant growth in the most representative segment of the market and it is investing heavily in the purchase of locomotives and rail cars and other projects to promote company growth.

MRS Logística is a concessionaire that controls, operates and monitors the Southeast Federal Railroad Network. The company operates in the rail transportation market, connecting the States of Rio de Janeiro, Minas Gerais and São Paulo. The region concentrates approximately 65% of Brazil's GDP. It is also home to the largest industrial complexes in the country. The most important ports in Latin America, Sepetiba and Santos, are accessed through the company's rail network.

MRS's activities focus on rail transportation of general cargo, such as ores, finished steel products, cement, bauxite, agricultural products, green coke and containers and integrated logistics.

Usiminas holds 20% of the voting capital and is part of the Company's control group.

Unigal

In 2Q07, 119.4 thousand tons of products were processed, up 8% over the same period in 2006. In 1H07, volume reached 232.8 thousand tons, 7% above the tonnage processes in 1H06. Net revenues in 2Q07 were R$ 66.3 million, and R$ 108.7 million in 1H07, 44% above the figure recorded in 1H06.

In the quarter, EBITDA reached R$ 59.9 million, 100% higher than in 2Q06, totaling R$ 98.0 million during 1H07, 57% above that of 1H06. Net profit in the quarter were R$ 29.7 million and totaled R$ 37.5 million in 1H07, a significant growth in relation to the same period in 2006.

Unigal, a joint venture between Usiminas and Nippon Steel, processes cold rolled coils through hot dipped galvanizing. Usiminas has a 79.3% stake in its capital.

Usiminas Mecânica S/A

UMSA is a Capital Goods Manufacturer and a Service Provider and has diverse long-term projects, of which the main are: assembly of Sintering Machine II of Gerdau-Açominas; supply of structures, equipment and assembly at Alumar; supply of structures, equipment and assembly of the Alunorte expansion and the Passagem Bridge in Vitória, ES.

Usiminas holds 99.9% interest in the capital of Usiminas Mecânica S.A..

For more information:
Investor Relations Department

Bruno Seno Fusaro

brunofusaro@usiminas.com.br
Tel: +55 (31) 3499-8710

Luciana Valadares dos Santos

lsantos@usiminas.com.br
Tel: +55 (31) 3499-8619

Matheus Perdigão Rosa

mprosa@usiminas.com.br
Tel: +55 (31) 3499-8056

Gilson Rodrigues Bentes
gilson@cosipa.com.br
Tel: +55 (11) 5070-8980 (Cosipa - SP)
Tel: +55 (31) 3499-8617 (Usiminas -BH)

FIRB
FINANCIAL INVESTOR RELATIONS

Financial Investor Relations Brasil
Ligia Montagnani – Consultant
Tel.: (55 11) 3897-6405
ligia.montagnani@firb.com

Custodian Bank of the Shares: Bradesco S/A
Shareholder Department
Fone: 00X11 – 3684-9495

ADRs - Depositary Bank: The Bank of New York

Visit our Investor Relations page: www.usiminas.com.br

Teleconferência: **Friday, August 10**

Local, at 10:30 AM (Brasilia).
Telephones for connection:
Brazil: +55(11) 4688-6301
Abroad:+55 (11) 4688-6301
International, at 12:00 noon (Brasilia).
Telephones for connection:
USA: (1 800) 860-2442
Brazil: (11) 4688-6301
Other countries: (1 412) 858-4600

Pincodes: **655** (local) / **769** (international)

Audio of the conference call will be broadcast live via Internet, together with a slide presentation on our website: www.usiminas.com.br

Income Statement - Parent Company

Brazilian GAAP (Legislação Societária)

R$ thousand	2Q 2007	2Q 2006	1Q 2007	Chg. 2Q07/2Q06
Net Revenues	**1,798,044**	**1,676,619**	**1,733,919**	**7%**
Domestic Market	1,559,082	1,387,718	1,455,684	12%
Export Market	238,962	288,901	278,235	-17%
COGS	(1,131,789)	(1,105,649)	(1,114,214)	2%
Gross Profit	**666,255**	**570,970**	**619,705**	**17%**
Gross Margin	**37%**	**34%**	**36%**	**+3 p.p.**
Operating Income (Expenses)	**(85,700)**	**(48,820)**	**(95,415)**	**76%**
Selling	(24,160)	(32,461)	(28,471)	-26%
General and Administrative	(39,578)	(40,458)	(38,155)	-2%
Others, Net	(21,962)	24,099	(28,789)	-
EBIT	**580,555**	**522,150**	**524,290**	**11%**
EBIT Margin	**32%**	**31%**	**30%**	**+1 p.p.**
Financial Result	62,822	(24,361)	6,471	-
Financial Income	67,269	25,200	20,168	167%
Financial Expenses	(4,447)	(49,561)	(13,697)	-91%
Equity Income	256,439	262,071	288,710	-2%
Operating Result	**899,816**	**759,860**	**819,471**	**18%**
Non-Operating Income	9,315	1,055	448	783%
Profit Before Taxes	**909,131**	**760,915**	**819,919**	**19%**
Income Tax / Social Contribution	(105,472)	(51,486)	(179,846)	105%
Net Income	**803,659**	**709,429**	**640,073**	**13%**
Net Margin	**45%**	**42%**	**37%**	**+3 p.p.**
Net Income per thousand shares	**3.66336**	**3.23383**	**2.91768**	**13%**
EBITDA	**678,882**	**566,757**	**626,855**	**20%**
EBITDA Margin	**37.8%**	**33.8%**	**36.2%**	**+4,0 p.p.**
Depreciation	69,418	65,261	69,289	6%
Provisions	28,909	(20,654)	33,276	-

Income Statement - Parent Company

Brazilian GAAP (Legislação Societária)

R$ thousand	1H07	1H06	Var. 1H07/1H06
Net Revenues	**3,531,963**	**3,284,313**	**8%**
Domestic Market	3,014,766	2,600,882	16%
Export Market	517,197	683,431	-24%
COGS	(2,246,003)	(2,176,995)	3%
Gross Profit	**1,285,960**	**1,107,318**	**16%**
Gross Margin	**36%**	**34%**	**+2 p.p.**
Operating Income (Expenses)	**(181,115)**	**(141,963)**	**28%**
Selling	(52,631)	(69,487)	-24%
General and Administrative	(77,733)	(72,781)	7%
Others, Net	(50,751)	305	-
EBIT	**1,104,845**	**965,355**	**14%**
EBIT Margin	**31%**	**29%**	**+2 p.p.**
Financial Result	69,293	(82,715)	-
Equity Income	545,149	332,983	64%
Operating Result	**1,719,287**	**1,215,623**	**41%**
Non-Operating Income	9,763	2,300	324%
Profit Before Taxes	**1,729,050**	**1,217,923**	**42%**
Income Tax / Social Contribution	(285,318)	(182,629)	56%
Net Income	**1,443,732**	**1,035,294**	**39%**
Net Margin	**41%**	**32%**	**+9 p.p.**
Net Income per thousand shares	**6.5810**	**4.7192**	**39%**
EBITDA	**1,305,737**	**1,091,967**	**20%**
EBITDA Margin	**37.0%**	**33.2%**	**+3,8 p.p.**
Depreciation	138,707	130,450	6%
Provisions	62,185	(3,838)	-

Income Statement - Consolidated

Brazilian GAAP (Legislação Societária)

R$ thousand	2Q 2007	2Q 2006	1Q 2007	Chg. 2Q07/2Q06
Net Revenues	**3,379,268**	**3,053,395**	**3,336,070**	**11%**
Domestic Market	2,788,488	2,334,602	2,618,671	19%
Export Market	590,780	718,793	717,399	-18%
COGS	(2,176,840)	(2,040,310)	(2,191,846)	7%
Gross Profit	**1,202,428**	**1,013,085**	**1,144,224**	**19%**
Gross Margin %	**36%**	**33%**	**34%**	**+3 p.p.**
Operating Income (Expenses)	**(187,615)**	**(123,028)**	**(179,843)**	**52%**
Selling	(56,424)	(65,959)	(60,199)	-14%
General and Administrative	(76,042)	(74,173)	(73,548)	3%
Others, Net	(55,149)	17,104	(46,096)	-
EBIT	**1,014,813**	**890,057**	**964,381**	**14%**
EBIT Margin %	**30%**	**29%**	**29%**	**+1 p.p.**
Financial Result	61,367	(77,665)	8,524	-
Equity Income	(16,048)	48,156	12,652	-
Operating Result	**1,060,132**	**860,548**	**985,557**	**23%**
Non-Operating Income	10,488	688	(126)	1424%
Profit Before Taxes	**1,070,620**	**861,236**	**985,431**	**24%**
Income Tax / Social Contribution	(262,017)	(152,065)	(337,708)	72%
Income before Minority Interests	**808,603**	**709,171**	**647,723**	**14%**
Minority Interests	(6,292)	(5,122)	(5,898)	23%
Net Income	**802,311**	**704,049**	**641,825**	**14%**
Net Margin	**24%**	**23%**	**19%**	**+1 p.p.**
Net Income per thousand shares	**3.65721**	**3.20930**	**2.92566**	**14%**
EBITDA	**1,233,404**	**1,046,473**	**1,177,638**	**18%**
EBITDA Margin %	**36.5%**	**34.3%**	**35.3%**	**+2,2 p.p.**
Depreciation	176,835	171,999	171,948	3%
Provisions	41,756	(15,583)	41,309	-

Income Statement - Consolidated

Brazilian GAAP (Legislação Societária)

R$ thousand	1H07	1H06	Chg. 1H07/1H06
Net Revenues	**6,715,338**	**6,010,997**	**12%**
Domestic Market	5,407,159	4,466,425	21%
Export Market	1,308,179	1,544,572	-15%
COGS	(4,368,686)	(4,109,511)	6%
Gross Profit	**2,346,652**	**1,901,486**	**23%**
Gross Margin	**35%**	**32%**	**+3 p.p.**
Operating Income (Expenses)	**(367,458)**	**(270,174)**	**36%**
Selling	(116,623)	(135,931)	-14%
General and Administrative	(149,590)	(134,641)	11%
Others, Net	(101,245)	398	-
EBIT	**1,979,194**	**1,631,312**	**21%**
EBIT Margin	**29%**	**27%**	**+2 p.p.**
Financial Result	69,891	(195,996)	-
Equity Income	(3,396)	(10,405)	-67%
Operating Result	**2,045,689**	**1,424,911**	**44%**
Non-Operating Income	10,362	11,978	-13%
Profit Before Taxes	**2,056,051**	**1,436,889**	**43%**
Income Tax / Social Contribution	(599,725)	(378,092)	59%
Income before Minority Interests	1,456,326	1,058,797	38%
Minority Interests	(12,190)	(10,135)	20%
Net Income	**1,444,136**	**1,048,662**	**38%**
Net Margin	**22%**	**17%**	**+5 p.p.**
Net Income per thousand shares	**6.58288**	**4.87533**	**35%**
EBITDA	2,411,042	1,954,512	23%
EBITDA Margin	**35.9%**	**32.5%**	**+3,4 p.p.**
Depreciation	353,584	342,837	3%
Provisions	78,264	(19,637)	-

Cash Flow

Brazilian GAAP (Legislação Societária)

R$ thousand	Parent Company		Consolitaded	
	2Q 2007	2Q 2006	2Q 2007	2Q 2006
Operating Activities				
Net Income (Loss) in the Period	803,659	709,429	802,310	704,049
Financial Expenses and Monetary Var/Net Exchge Var	(4,135)	39,593	(37,003)	(25,213)
Depreciation, Exhaustion and Amortization	69,418	65,261	176,793	172,016
Investment Write-offs (Decrease in Permanent Assets)	1,797	(38)	1,762	14
Equity in the Results of Subsidiaries/Associated Companies	(256,439)	(262,071)	16,048	(48,156)
Dividend Income from Subsidiaries	91,463	0	36,765	0
Income Tax and Social Contribution	105,472	51,486	262,017	152,065
Provisions	(16,080)	(52,435)	493	(53,738)
Adjustment for Minority Participation	0	0	6,292	5,122
Total	**795,155**	**551,225**	**1,265,477**	**906,159**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	102,318	27,776	(37,982)	(35,139)
Increase (Decrease) in Inventories	(137,018)	(5,495)	(12,682)	(44,190)
Increase (Decrease) in Recovery of Taxes	(26,337)	(10,301)	(35,335)	(9,040)
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	(61,967)	(24,902)	(83,975)	136
Increase (Decrease) in Judicial Deposits	(34,898)	(9,483)	(36,854)	(32,122)
Increase (Decrease) in Accounts Receivables Affiliated Companies	1,808	556,907	0	10,727
Others	(17,383)	(11,249)	(27,714)	21,635
Total	**(173,477)**	**523,253**	**(234,542)**	**(87,993)**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	80,996	50,711	67,896	60,428
Amounts Owed to Affiliated Companies	(52,776)	36,375	(36,362)	17,291
Customers Advances	(9,767)	4,866	9,918	70,335
Tax Payable	905	17,007	13,419	28,740
Income Tax and Social Contribution	(71,136)	(71,647)	(217,194)	(167,987)
Others	34,842	(40,767)	126,594	(31,841)
Total	**(16,936)**	**(3,455)**	**(35,729)**	**(23,034)**
Cashflow Generated from Operating Activities	**604,742**	**1,071,023**	**995,206**	**795,132**
Financial Activities				
Inflow of Loans and Financing	31,647	1,515	123,198	504,878
Payment of Loans, Financing and Debentures	(14,290)	(43,541)	(140,634)	(252,181)
Interest paid on Loans, Financ., Debent.and taxes payable in installments	(4,822)	(10,741)	(47,895)	(59,888)
Swap Operation Redemptions	0	(154,380)	(38,005)	(311,046)
Dividends Paid	(463,495)	(529,897)	(474,503)	(543,414)
Net Funds from Financial Activities	**(450,960)**	**(737,044)**	**(577,839)**	**(661,651)**
Investment Activities				
(Additions) in Long-term Investments	0	(527,320)	0	0
(Additions) to Permanent Assets, except Deferred Charges	(160,610)	(71,530)	(316,349)	(119,755)
(Additions) Right off of permanent assets	0	0	0	0
Funds Used for Investments	**(160,610)**	**(598,850)**	**(316,349)**	**(119,755)**
Exchange Variation of Cash and Cash Equivalents	**(14,432)**	**(82)**	**(36,418)**	**148,456**
Cash Balance Change	**(21,260)**	**(264,953)**	**64,600**	**162,182**
At the Beginning of the Period	1,641,882	1,126,582	3,053,370	1,879,794
At the End of the Period	1,620,622	861,629	3,117,970	2,041,976

Cash Flow

Brazilian GAAP (Legislação Societária)

R$ thousand	Parent Company		Consolitaded	
	1H07	1H06	1H07	1H06
Operating Activities				
Net Income (Loss) in the Period	1,443,732	1,035,294	1,444,136	1,048,662
Financial Expenses and Monetary Var/Net Exchge Var	3,220	84,642	(31,860)	(124,906)
Depreciation, Exhaustion and Amortization	138,707	130,450	353,542	342,837
Investment Write-offs (Decrease in Permanent Assets)	3,592	115	3,679	151
Equity in the Results of Subsidiaries/Associated Companies	(545,149)	(332,983)	3,396	10,405
Dividend Income from Subsidiaries	120,111	0	65,413	0
Income Tax and Social Contribution	285,318	182,629	599,725	378,092
Provisions	(17,022)	(55,657)	15,337	(78,823)
Adjustment for Minority Participation	0	0	12,190	10,135
Total	**1,432,509**	**1,044,490**	**2,465,558**	**1,586,553**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	145,104	19,394	8,451	29,668
Increase (Decrease) in Inventories	(147,691)	114,641	(40,674)	70,891
Increase (Decrease) in Recovery of Taxes	(20,052)	(21,229)	(41,734)	(14,000)
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	(4,924)	(5,934)	(18,457)	28,325
Increase (Decrease) in Judicial Deposits	(35,122)	(7,701)	(39,810)	(36,697)
Increase (Decrease) in Accounts Receivables Affiliated Companies	3,313	554,360	0	281,220
Others	(59,277)	18,824	(85,250)	7,494
Total	**(118,649)**	**672,355**	**(217,474)**	**366,901**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	60,924	48,479	79,223	6,650
Amounts Owed to Affiliated Companies	(63,556)	37,815	(50,319)	9,611
Customers Advances	(351)	8,333	54,895	114,531
Tax Payable	14,962	10,901	66,790	45,933
Income Tax and Social Contribution	(140,773)	(328,202)	(410,706)	(619,792)
Others	(8,652)	(35,782)	63,671	72,670
Total	**(137,446)**	**(258,456)**	**(196,446)**	**(370,397)**
Cashflow Generated from Operating Activities	**1,176,414**	**1,458,389**	**2,051,638**	**1,583,057**
Financial Activities				
Inflow of Loans and Financing	78,588	2,226	238,238	545,724
Payment of Loans, Financing and Debentures	(125,464)	(187,152)	(463,757)	(624,653)
Interest paid on Loans, Financ., Debent.and taxes payable in installments	(21,296)	(33,057)	(133,271)	(146,882)
Swap Operation Redemptions	0	(259,383)	(209,529)	(463,530)
Dividends Paid	(497,315)	(536,747)	(508,813)	(550,264)
Net Funds from Financial Activities	**(565,487)**	**(1,014,113)**	**(1,077,132)**	**(1,239,605)**
Investment Activities				
(Additions) in Long-term Investments	0	(527,320)	0	(262,029)
(Additions) to Permanent Assets, except Deferred Charges	(240,324)	(119,486)	(515,445)	(231,091)
(Additions) Right off of permanent assets	0	0	0	0
Funds Used for Investments	**(240,324)**	**(646,806)**	**(515,445)**	**(493,120)**
Exchange Variation of Cash and Cash Equivalents	**(24,475)**	**(17,760)**	**(62,153)**	**260,990**
Cash Balance Change	**346,128**	**(220,290)**	**396,908**	**111,322**
At the Beginning of the Period	1,274,494	1,081,919	2,721,062	1,930,654
At the End of the Period	1,620,622	861,629	3,117,970	2,041,976

Balance Sheet - Assets

Brazilian GAAP (Legislação Societária) - R$ thousand

Assets	Parent Company 30-jun-06	Parent Company 31-dec-05	Consolidated 30-jun-06	Consolidated 31-dec-05
Current Assets	**4,218,831**	**3,873,112**	**8,116,346**	**7,582,233**
Cash and Cash Equivalents	1,620,622	1,274,494	3,117,970	2,721,062
Trade Accounts Receivable	863,516	1,008,620	1,787,605	1,796,055
Taxes Recoverable	56,157	36,105	140,587	98,853
Inventories	1,395,939	1,248,248	2,583,467	2,542,793
Deferred Income Tax & Social Contrb'n	160,465	155,541	284,879	256,836
Other Securities Receivables	122,132	150,104	201,838	166,634
Long-Term Receivable	**763,469**	**709,513**	**1,222,204**	**1,133,673**
Deferred Income Tax & Social Contrb'n	347,336	347,336	531,386	540,972
Related Company Credits	5,719	9,032	48	48
Deposits at Law	289,354	254,232	465,874	426,064
Taxes Recoverable	29,851	16,147	74,207	40,572
Others	91,209	82,766	150,689	126,017
Permanent Assets	**10,358,617**	**9,761,535**	**10,372,150**	**10,259,583**
Investments	6,847,886	6,348,829	1,696,776	1,762,748
Property, Plant and Equipment	3,510,731	3,412,706	8,651,949	8,471,965
Deferred	-	-	23,425	24,870
Total Assets	15,340,917	14,344,160	19,710,700	18,975,489

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP (Legislação Societária) - R$ thousand

Liabilities and Shareholders' Equity	Parent Company 30-jun-06	Parent Company 31-dec-05	Consolidated 30-jun-06	Consolidated 31-dec-05
Current Liabilities	**1,609,060**	**1,647,754**	**2,985,609**	**3,175,786**
Loans and Financing and Taxes Payable in Installments	219,620	290,382	546,036	760,903
Suppliers, Subcontractors and Freight	311,223	250,299	604,267	525,044
Taxes, Charges and Payroll Taxes	350,581	193,943	625,095	388,658
Related Companies	241,287	252,108	180,024	228,747
Financial Instruments	7,089	7,185	118,884	246,907
FEMCO	-	-	6,031	9,124
Dividends Payable	336,814	503,129	338,582	508,709
Others	142,446	150,708	566,690	507,694
Long-Term Liabilities	**2,159,199**	**2,236,480**	**5,084,929**	**5,283,632**
Loans and Financing and Taxes Payable in Installments	590,152	628,555	2,195,732	2,446,796
Related Companies	7,493	60,228	7,561	9,157
Provision for Contingencies	593,720	569,583	1,094,072	1,053,957
Actuarial Liability	891,803	899,904	980,001	977,015
Financial Instruments	12,461	10,533	256,133	258,843
FEMCO	-	-	266,271	273,417
Others	63,570	67,677	285,159	264,447
Minority Interests	**-**	**-**	**108,995**	**98,040**
Shareholders' Equity	**11,572,658**	**10,459,926**	**11,531,167**	**10,418,031**
Capital	5,400,000	5,400,000	5,400,000	5,400,000
Reserves	4,728,926	2,557,962	4,687,031	2,502,570
Revenues from Fiscal Year	1,443,732	2,501,964	1,444,136	2,515,461
Total Liabilities and Shareholders' Equity	15,340,917	14,344,160	19,710,700	18,975,489

Companhia Siderúrgica Paulista - COSIPA

Income Statement - Consolidated

Brazilian GAAP (Corporate Law)

R$ thousand	2Q 2007	2Q 2006	1Q 2007	Chg. % 2Q07/2Q06	1H 2007	1H 2006	Chg. % 1H07/1H06
Net Revenues	**1,520,031**	**1,234,902**	**1,396,672**	**23**	**2,916,703**	**2,347,988**	**24**
Domestic Market	1,190,668	880,383	973,403	35	2,164,071	1,615,128	34
Export Market	329,363	354,519	423,269	(7)	752,632	732,860	3
COGS	(1,108,966)	(875,836)	(970,982)	27	(2,079,948)	(1,738,456)	20
Gross Profit	**411,065**	**359,066**	**425,690**	**14**	**836,755**	**609,532**	**37**
Gross Margin	**27.0%**	**29.1%**	**30.5%**	**-2.1 pp**	**28.7%**	**26.0%**	**+2.7 pp**
Operating Income (Expenses)	**(72,037)**	**(37,988)**	**(51,864)**	**90**	**(123,901)**	**(51,936)**	**139**
Selling	(18,528)	(15,931)	(18,736)	16	(37,264)	(31,983)	17
General and Administrative	(17,919)	(15,073)	(15,631)	19	(33,550)	(26,249)	28
Others, Net	(35,590)	(6,984)	(17,497)	410	(53,087)	6,296	(943)
EBIT	**339,028**	**321,078**	**373,826**	**6**	**712,854**	**557,596**	**28**
EBIT Margin	**22.3%**	**26.0%**	**26.8%**	**-3.7 pp**	**24.4%**	**23.7%**	**+0.7 pp**
Financial Result	14,952	(46,999)	10,979	(132)	25,931	(81,215)	(132)
Operating Result	353,980	274,079	384,805	29	738,785	476,381	55
Non-Operating Income	(496)	(490)	(564)	1	(1,060)	(955)	11
Profit Before Taxes	**353,484**	**273,589**	**384,241**	**29**	**737,725**	**475,426**	**55**
Income Tax / Social Contribution	(126,988)	(91,220)	(131,989)	39	(258,977)	(158,454)	63
Minority Interests	(1,844)	(1,672)	(1,869)	10	(3,713)	(2,661)	40
Net Income	**224,652**	**180,697**	**250,383**	**24**	**475,035**	**314,311**	**51**
EBITDA	**444,200**	**416,824**	**468,898**	**7**	**913,098**	**723,878**	**26**
EBITDA Margin	**29.2%**	**33.8%**	**33.6%**	**-4.6 pp**	**31.3%**	**30.8%**	**+0.5 pp**

Companhia Siderúrgica Paulista - COSIPA
Cash Flow
Brazilian GAAP (Corporate Law)

R$ thousand	Consolitaded 2Q 07	Consolitaded 2Q 06	Consolitaded 1H 07	Consolitaded 1H 06
Operating Activities				
Net Income (Loss) in the Period	224,652	180,697	475,035	314,311
Financial Expenses and Monetary Var/Net Exchge Var	(12,489)	59,323	(13,513)	79,410
Depreciation, Exhaustion and Amortization	94,371	93,595	188,426	186,638
Investment Write-offs (Decrease in Permanent Assets)	29	33	131	33
Income Tax and Social Contribution	126,988	91,220	258,977	158,454
Provisions	11,121	7,234	21,145	(14,901)
Others adjustments	1,844	1,672	3,713	2,661
Total	**446,516**	**433,774**	**933,914**	**726,606**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	(103,453)	(35,946)	(44,645)	82,309
Increase (Decrease) in Inventories	126,780	(33,352)	90,744	(42,979)
Increase (Decrease) in Recovery of Taxes	(31,775)	(5,396)	(38,737)	(2,921)
Increase (Decrease) in Judicial Deposits	(3,427)	(20,343)	(4,864)	(27,471)
Others	(19,169)	17,411	3,382	19,452
Total	**(31,044)**	**(77,626)**	**5,880**	**28,390**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	(34,489)	42,734	(6,798)	9,738
Amounts Owed to Affiliated Companies	37,358	0	37,358	(570)
Tax Payable	18,799	9,939	54,133	30,383
Income Tax and Social Contribution	(91,773)	(54,779)	(208,948)	(214,316)
Others	(35,369)	(18,939)	(51,897)	(10,439)
Total	**(105,474)**	**(21,045)**	**(176,152)**	**(185,204)**
Cashflow Generated from Operating Activities	**309,998**	**335,103**	**763,642**	**569,792**
Financial Activities				
Inflow of Loans and Financing	39,044	464,715	41,355	482,126
Payment of Loans, Financing and Debentures	(93,629)	(143,098)	(283,798)	(346,178)
Interest paid on Loans, Financ., Debent.and tax installments	(24,342)	(30,076)	(82,491)	(86,081)
Swap Operation Redemptions	(8,363)	(135,422)	(179,887)	(182,551)
Dividends Paid	(999)	(1,477)	(1,489)	(1,477)
Others	(6,687)	(7,923)	(14,173)	(18,430)
Net Funds from Financial Activities	**(94,976)**	**146,719**	**(520,483)**	**(152,591)**
Investment Activities				
(Additions) to Permanent Assets, except Deferred Charges	(94,225)	(36,864)	(159,564)	(91,706)
Funds Used for Investments	**(94,225)**	**(36,864)**	**(159,564)**	**(91,706)**
Exchange Variation of Cash and Cash Equivalents	**(9,633)**	**(5,176)**	**(16,620)**	**(15,882)**
Cash Balance Change	**111,164**	**439,782**	**66,975**	**309,613**
At the Beginning of the Period	1,034,231	457,399	1,078,420	587,566
At the End of the Period	1,145,395	897,181	1,145,395	897,179

Companhia Siderúrgica Paulista - COSIPA

Balance Sheet - Assets

Brazilian GAAP (Corporate Law) - R$ thousand

Assets	Consolidated	
	30-jun-07	31-dec-06
Current Assets	**2,908,307**	**2,934,486**
Cash and Cash Equivalents	1,145,395	1,078,420
Trade Accounts Receivable	568,415	608,743
Taxes Recoverable	45,716	20,650
Inventories	982,598	1,073,342
Deferred Income Tax & Social Contrb'n	96,757	96,266
Other Securities Receivables	69,426	57,065
Long-Term Receivable	**324,175**	**292,215**
Deferred Income Tax & Social Contrb'n	83,164	89,391
Deposits at Law	144,952	137,943
Taxes Recoverable	38,797	23,838
Others	57,262	41,043
Permanent Assets	**4,472,743**	**4,483,762**
Investments	131	131
Property, Plant and Equipment	4,451,975	4,460,307
Deferred	20,637	23,324
Total Assets	**7,705,225**	**7,710,463**

Companhia Siderúrgica Paulista - COSIPA

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP (Corporate Law) - R$ thousand

Liabilities and Shareholders' Equity	Consolidated	
	30-jun-07	31-dec-06
Current Liabilities	**978,753**	**1,250,325**
Loans and Financing and Taxes Payable in Installments	256,769	404,920
Suppliers, Subcontractors and Freight	274,126	280,926
Taxes Payable in Installments	94,608	42,525
Income Tax and Social Contribution	119,702	95,500
Salaries	74,977	74,360
Financial Instruments	52,027	188,719
Actuarial Liability	6,031	9,124
Dividends Payable	1,768	86,850
Others	98,745	67,401
Long-Term Liabilities	**2,665,358**	**2,876,792**
Loans and Financing and Taxes Payable in Installments	1,587,523	1,850,310
Provision for Contingencies	433,956	419,247
Actuarial Liability	299,756	295,815
Financial Instruments	154,020	146,304
Deferred Income Tax & Social Contrb'n	181,830	160,449
Others	8,273	4,667
Minority Interests	**34,974**	**32,241**
Shareholders' Equity	**4,026,140**	**3,551,105**
Capital	2,037,814	2,037,814
Reserves	1,513,291	1,513,291
Revenues from Fiscal Year	475,035	-
Total Liabilities and Shareholders' Equity	**7,705,225**	**7,710,463**

Sales Volume Breakdown - Consolidated

Thousand tons	2Q 2007		2Q 2006		1Q 2007		Chg. 2Q07/2Q06	1H07		1H06		Var. 1H07/1H06
TOTAL SALES	1,980	100%	2,028	100%	1,937	100%	-2%	3,917	100%	3,983	100%	-2%
Heavy Plates	488	25%	443	22%	462	24%	10%	950	24%	808	20%	18%
Hot Coils/Sheets	535	27%	576	28%	538	28%	-7%	1,073	27%	1,115	28%	-4%
Cold Coils/Sheets	530	27%	505	25%	528	27%	5%	1,058	27%	1,029	26%	3%
Electrogalvanized Coils	67	3%	63	3%	64	3%	6%	131	3%	124	3%	6%
Hot Dip Galvanized Coils	103	5%	107	5%	95	5%	-4%	198	5%	212	5%	-7%
Processed Products	79	4%	77	4%	63	3%	3%	142	4%	159	4%	-11%
Slabs	178	9%	257	13%	187	10%	-31%	365	9%	536	13%	-32%
TOTAL SALES - DOMESTIC MARKET	1,511	76%	1,397	69%	1,386	72%	8%	2,897	74%	2,599	65%	11%
Heavy Plates	411	21%	262	13%	360	19%	57%	771	20%	473	12%	63%
Hot Coils/Sheets	485	24%	528	26%	454	23%	-8%	939	24%	961	24%	-2%
Cold Coils/Sheets	378	19%	382	19%	362	19%	-1%	740	19%	733	18%	1%
Electrogalvanized Coils	56	3%	54	3%	49	3%	4%	105	3%	98	2%	7%
Hot Dip Galvanized Coils	94	5%	86	4%	86	4%	9%	180	5%	163	4%	10%
Processed Products	47	2%	43	2%	41	2%	9%	88	2%	85	2%	4%
Slabs	40	2%	42	2%	34	2%	-5%	74	2%	86	2%	-14%
TOTAL SALES - EXPORTS	469	24%	631	31%	551	28%	-26%	1,020	26%	1,384	35%	-26%
Heavy Plates	77	4%	181	9%	102	5%	-57%	179	5%	335	8%	-47%
Hot Coils/Sheets	50	3%	48	2%	84	4%	4%	134	3%	154	4%	-13%
Cold Coils/Sheets	152	8%	123	6%	166	9%	24%	318	8%	296	7%	7%
Electrogalvanized Coils	11	1%	9	0%	15	1%	22%	26	1%	26	1%	0%
Hot Dip Galvanized Coils	9	0%	21	1%	9	0%	0%	18	0%	49	1%	-63%
Processed Products	32	2%	34	2%	22	1%	-6%	54	1%	74	2%	-27%
Slabs	138	7%	215	11%	153	8%	-36%	291	7%	450	11%	-35%

Net Revenues per tonne - USIMINAS + COSIPA

R$ / t.	2Q 07	1Q 07	4Q 06	3Q 06	2Q 06	1Q 06	4Q 05	3Q 05	2Q 05	1Q 05
Total	1,628	1,593	1,567	1,537	1,419	1,379	1,396	1,635	1,800	1,836
Heavy Plates	1,942	1,888	1,823	1,644	1,591	1,645	1,807	2,009	2,031	2,034
Hot Coils/Sheets	1,361	1,347	1,354	1,356	1,294	1,239	1,340	1,445	1,673	1,654
Cold Coils/Sheets	1,593	1,557	1,601	1,633	1,550	1,485	1,512	1,610	1,834	1,922
Electrogalvanized Coils	2,072	2,068	2,004	2,089	1,987	1,943	2,052	2,191	2,253	2,291
Hot Dip Galvanized Coils	2,120	2,106	2,044	2,069	1,934	1,861	2,095	2,094	2,195	2,289
Processed Products	1,834	1,939	1,876	1,996	1,812	1,766	1,982	2,078	2,296	2,342
Slabs	780	829	851	955	656	692	644	803	1,052	1,081

Sectorial Sales - Consolidated

Thousand tonnes	2Q 07		2Q 06		1Q 07		4Q 06		Chg. 1Q07/1Q06
Domestic Market	**1,511**	**100%**	**1,396**	**100%**	**1,385**	**100%**	**1,344**	**100%**	**8%**
Auto	213	14%	179	13%	185	13%	168	12%	19%
Autoparts	275	18%	255	18%	240	17%	225	17%	8%
Shipbuilding	12	1%	5	0%	12	1%	14	1%	136%
Line Pipes	133	9%	71	5%	115	8%	106	8%	87%
Small Diameter Pipes	115	8%	107	8%	80	6%	112	8%	7%
Packaging	21	1%	22	2%	21	2%	20	2%	-5%
Household Appliances	31	2%	34	2%	33	2%	31	2%	-8%
Civil Construction	80	5%	128	9%	82	6%	76	6%	-38%
Electrical Equipment	66	4%	67	5%	63	5%	54	4%	-1%
Distributors	351	23%	338	24%	292	22%	301	22%	4%
Industrial Equipment	133	9%	58	4%	110	8%	67	5%	129%
Others	82	5%	132	9%	153	11%	170	13%	-38%

Participación en el Mercado - Sistema Usiminas (*)

(% volumen)

	1S07 (*)	2006 (*)	2005 (*)	2004 (*)	2003 (*)
MERCADO BRASILEÑO	**52%**	**52%**	**53%**	**55%**	**60%**
Automotor	61%	59%	59%	55%	62%
Autopartes	61%	62%	59%	62%	67%
Construcción Naval	100%	100%	100%	100%	100%
Prod. Eléct.y Electron.	70%	65%	66%	63%	58%
Utensilios Domésticos	36%	38%	33%	36%	44%
Tubos de Gran Diámetro	94%	98%	94%	98%	95%
Tubos de Pequeño Diámetro	39%	54%	54%	60%	68%
Embalaje	12%	13%	14%	15%	16%
Construcción Civil	36%	40%	44%	48%	58%
Distribuidores	43%	42%	44%	51%	59%

(*) Definida por los mercados de USIMINAS, Cosipa, CSN, Acesita y CST.
Fuente: Sistema de Información-IBS

Loans and Financing by Index - Consolidated

R$ million	30-jun-07 Short Term	Long Term	TOTAL	31-dec-06 TOTAL	Chg. jun07/dec06
TOTAL DEBT					
Foreign Currency (*)	382,132	1,850,770	2,232,902	2,555,308	-13%
IGP-M	58,759	0	58,759	116,553	-50%
TJLP	77,660	222,808	300,468	373,043	-19%
Others	7,578	6,096	13,674	14,202	-4%
Sub-Total	**526,129**	**2,079,674**	**2,605,803**	**3,059,106**	**-15%**
Debentures	0	0	0	0	0%
Sub-Total	526,129	2,079,674	2,605,803	3,059,106	-15%
Taxes Payable in Installments	19,907	116,058	135,965	148,593	-8%
TOTAL	**546,036**	**2,195,732**	**2,741,768**	**3,207,699**	**-15%**
FEMCO	6,031	266,271	272,302	273,417	0%
TOTAL DEBT	**552,067**	**2,462,003**	**3,014,070**	**3,481,116**	**-13%**
Cash and Cash Equivalents			3,117,970	2,721,062	15%
NET DEBT			**(103,900)**	**760,054**	**-114%**

(*) 91.5% of total foreign currency is denominated in US dollars

Financial Income - Consolidated

R$ million	2Q 2007	2Q 2006	1Q 2007	Chg. 2Q07/2Q06	1H07	1H06	Chg. 1H07/1H06
Monetary Effects	(29,259)	(6,696)	(15,922)	337%	(45,181)	(22,961)	97%
Exchange Variation	92,691	42,398	63,126	119%	155,817	131,868	18%
Hedge Income (Expenses)	(36,469)	(41,031)	(29,422)	-11%	(65,891)	(208,433)	-68%
Interest on Loans, Financing, ACC's and Pre-Payment	(52,323)	(66,174)	(59,902)	-21%	(112,225)	(136,778)	-18%
Financial Income	116,226	48,418	74,560	140%	190,786	121,719	57%
Other Financial Expenses	(29,499)	(54,580)	(23,916)	-46%	(53,415)	(81,411)	-34%
NET INTEREST INCOME	**61,367**	**(77,665)**	**8,524**	**-179%**	**69,891**	**(195,996)**	**-136%**

RECEIVED

2008 JUL -1 A 8:-2

Free Translation

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ/MF 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly-traded Company

Minutes of the meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS, held at its headquarters at Rua Prof. José Vieira de Mendonça, 3011 in this capital city of Belo Horizonte, State of Minas Gerais on August 8, 2007 at 9:30 AM.

Attendance of Board Members – Bertoldo Machado Veiga, President; other Board members: Albano Chagas Vieira, Antônio Luiz Benevides Xavier, Gabriel Stoliar, Hidemi Kawai, Humberto Eudes Vieira Diniz, José Olímpio da Silva, Marcelo Pereira Malta de Araújo, Rinaldo Campos Soares (who conducted the business of the day), Shinya Higuchi, Toshimi Sugiyama and Wilson Nélio Brumer.

Topics/deliberations:
Pursuant to Art 150 of Law NR. 6404/76, the Board nominated Economist Toshimi Sugiyama to serve until the General Ordinary Meeting of 2008 as effective member of the Board of Directors in the vacancy left by Member Kenichi Asaka, who resigned.

1st Half 2007 results/ outlook for the 3rd quarter: Results of first half 2007 were compared to the same period in 2006. The trend of operating results of the third quarter of this year (Usiminas and Cosipa) in terms of pig iron and liquid steel production, sales volume, cost, EBITDA and operating profit were analyzed.

Anticipated profit distribution: "Ad referendum" to the General Meeting, the Board approved the proposal for distribution to shareholders, according to the Bylaws and prevailing corporate law, the amount of R$505,306,000 in the following manner: (i) R$331,000,000 in the form of intermediate interest on equity capital, equivalent to R$1.43823 per common (ON) share and R$1.58206 per preferred (PN) share, amounts to be computed in the calculation of minimum obligatory dividend; (ii) R$174,306,000 in the form of intermediate dividends, equivalent to R$0.75738 per common (ON) share

and R$0.83312 per preferred (PN) share. Payment will begin as of August 22nd to holders of theses shares on the 14th day of the same month.

Strategic Growth Plan: The advances since the Meeting of the Board in August 2006 were related in the Wave 1 projects (strengthening of the present operational value) and Wave 2 (Growth) at the Ipatinga and Cubatão plants. A summary of the main missions of Nippon Steel Corporation (NSC) to the two plants and respective comments in addition to considerations of the Usiminas technical teams were made. It was determined that a new Blast Furnace, NR. 4, will be constructed at the Ipatinga plant. The furnace will be of the 5,000m3 class and will be the largest blast furnace in the Americas.

Financial operations: The payout schedule for investments and financial plan was demonstrated for the Usiminas System for years 2007 to 2011, with the list of alternatives for raising funds and expectation of use of own resources. Beginning of negotiations with financial institutions was authorized for funds forecast for 2007 and 2008, using the following alternatives: BID, eurobonds, debentures, export pre-payments, BNDES, JBIC and other governmental agencies.

Corporate Planning for 2008/Scenarios: The Scenarios for 2008/preliminary version of August 2007 were presented.

Auditing and Human Resources Committees: proposals for Internal Rules: The Internal Rules of the Auditing and Human Resources Committees were approved.

Ternium – An overview of Ternium was made: revenues and shipments by region and products, financial debt and availability were reviewed; information about the acquisition of Mexican company IMSA and negotiation of Sidor with the Venezuelan government were given.

APIMEC – Communicated to the Board that APIMEC (Capital Markets Analysts and Investment Professionals Association) elected Usiminas as the Best Publicly-traded Company in Brazil in 2006.

Free Translation

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ/MF 60.894.730/0001-05
NIRE 313.000.1360-0
A Publicly-Traded Company

Minutes of the Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS, held at its headquarters at Rua Prof. José Vieira de Mendonça, 3011 in this capital city of Belo Horizonte, State of Minas Gerais on August 8, 2007 at 9:30 AM.

Attendance of Board Members – Bertoldo Machado Veiga, Chairman; other Members: Albano Chagas Vieira, Antônio Luiz Benevides Xavier, Gabriel Stoliar, Hidemi Kawai, Humberto Eudes Vieira Diniz, José Olímpio da Silva, Marcelo Pereira Malta de Araújo, Rinaldo Campos Soares (who conducted the business of the day), Shinya Higuchi Toshimi Sugiyama and Wilson Nélio Brumer.
The following also took part in the business of the day: Alternates José Florêncio Rodrigues Neto, José James Mendes Pessoa and Maurício Iodice Cepeda; CFO Paulo Penido Pinto Marques and Hiroyuki Nakagawa; Controller João Lucas Ferraz Dungas and Secretary General Juventino Moraes da Franca.
Topics/deliberations -
Before proceeding with the Business of the Day, Chairman Bertoldo Veiga read a letter received from the President of Nippon Usiminas Co. Ltd. dated 7/31/07, communicating that for the vacancy left by the resigning of ex-Board Member Kenichi Asaka, he was nominating Economist Toshimi Sugiyama. The Board approved the nomination and, pursuant to the terms of art. 150 of Law nr. 6404/76, nominated Toshimi Sugiyama, Japanese, married, Passport Nr. TZ-0412892, with address at Av. Paulista 1048 – 10th Floor – Suite 101, Bela Vista, São Paulo, SP, CEP 01310-100 to complete the term until the General Ordinary Meeting in 2008. The Board Member hereby nominated will take part in the Auditing Committee in the place of the resigning Member. In the name of the Board of Directors, Chairman Bertoldo Veiga welcomed the new Member and thanked the resigning Member for his contribution.
1st Half 2007 Results/outlook for the 3rd quarter: After a presentation on the dynamics of the steel industry and outlook for the current year (economic and flat steel market scenarios), the first half 2007 results were analyzed, compared to the same period in 2006: net consolidated revenues (Usiminas/Cosipa and others) R$6.715 billion, 11.7% greater; cost of goods sold in the amount of R$ 4.369 billion, 6.3% greater; consolidated EBITDA of R$ 2.411 billion, 23.3% greater. Consolidated Net Profit reached R$ 1.444 billion, 37.7% greater. Consolidated Net Debt through 6/30/2007 was reduced to zero after an

amortization of US$ 147 million in the period. Also, the trend of operating results was analyzed in the third quarter of the year (Usiminas/Cosipa) in terms of pig iron and liquid steel production, sales volume, cost, EBITDA and operating profit.

Anticipated distribution of results – The Board, "ad referendum" to the General Meeting, approved the proposal for distribution to shareholders pursuant to the Corporate Bylaws and prevailing corporate law, the amount of R$505.306 million, composed of (i) R$331.000 million in the form of intermediate interest on equity capital, capital in the amount of R$ R$ 1.43823 per each ordinary share and R$ 1.58206 per each preferred share, amounts that will be computed in the minimum obligatory dividend; (ii) R$174.306 million of intermediate dividends in the amount of R$ 0.75738 per each ordinary share and R$ 0.83312 per each preferred share. Payment will begin on August 22, 2007 to holders of these shares on August 14, 2007.

Strategic Growth Plan - The advances made since the last Board Meeting in August 2006 were reported in the Wave 1 project (Strengthening and maximization of present operational value) and Wave 2 (Growth) at the Ipatinga and Cubatão plants. The summary of the main missions of Nippon Steel Corporation (NSC) were also presented, along with considerations of the technical teams from Usiminas and forecast time schedules. After the exposition, it was decided that Blast Furnace Nr. 4 to be built at the Ipatinga Plant would be a 5,000 m3 class, the largest in the Americas. It was also established that, after evaluations underway, each project in the Strategic Growth Plan would return to the Board for respective approval.

Financial Sourcing: The investment and financing schedule was shown for the Usiminas System forecast for years 2007 to 2011, with alternatives sources plus use of own funds listed. The Board authorized the Executive Board to begin negotiations with financial institutions for funds forecast for 2007 and 2008, using the following alternative sources: IDB, Eurobonds, debentures, export pre-payments, BNDES, JBIC and other governmental agencies.

Corporate Planning for 2008/Scenarios: The 2008 Scenarios (preliminary versions) were presented through a booklet distributed on the occasion containing considerations about the international scenario, GDP growth of several countries, external risks, the global steel market, the Brazilian economy (political and economic aspects), Brazilian flat steel demand, supply and demand balance in 2008. At the end of the presentation, the Members were requested to analyze the document by August 24th.

Auditing and Human Resources Committees: proposal of Internal Regulations: During the discussion of the topic, some amendments to the texts that were previously distributed were received, having been approved the Internal Regulations of the Auditing and Human Resource Committees, which make up part of the present Minutes as documents 1 and 2. The following were nominated Coordinators: Human Resources Committee, Board Member Wilson Nélio Brumer; Auditing Committee, Board Member Toshimi Sugiyama.

Ternium – An overview of Ternium was made: sales revenues and shipments by region and product, evolution of financial debt and cash, information about the acquisition of Mexican IMSA and about Sidor's negotiation with the Venezuelan government.

Tin Plate – In response to questioning by the Board, the CEO presented a preliminary report on the Tin Plate Line and informed that the final study on the topic is underway, and a report should be presented in the next Meeting of the Board of Directors.

Information – The CEO informed about a issue with CVM and the Board recommended that the auditing committee follow the progress of the matter. Also, he informed that APIMEC (The Analysts and Capital Market Investment Professionals Association) recently elected Usiminas as the Best Publicly-Traded Company in the Country in 2006.

With no more business, the meeting was concluded and the respect minutes were drawn up in Book CA-02. Belo Horizonte, August 8, 2007.

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A – USIMINAS
(C.N.P.J. 60.894.730-0001-05)

NOTICE TO SHAREHOLDERS
PAYMENT OF INTEREST ON EQUITY CAPITAL AND DIVIDENDS

We hereby notify our Shareholders that the Board of Directors, pursuant to deliberations made in its meeting held on 08/08/2007, approved payment to shareholders, pursuant to the Corporate Bylaws and current law, of intermediate interest on equity capital in the amount of R$ R$ 1.43823 per each ordinary share and R$ 1.58206 per each preferred share; and intermediate dividends in the amount of R$ 0.75738 per each ordinary share and R$ 0.83312 per each preferred share.

As of August 15, 2007, the shares will be traded "ex-rights".

Payment will begin on August 22, 2007 to holders of these shares on August 14, 2007.

FORM AND LOCATION OF PAYMENT

Shareholders who maintain bank accounts with BRADESCO or OTHER BANKS and communicated this fact will receive credit automatically on the first date of payment. All other shareholders whose addresses are on file will receive a form by mail entitled NOTICE FOR RECEIPT – PROCEEDS OF BOOK ENTRY SHARES. To receive the credit, these shareholders should proceed to the Bradesco Agency of the choice, together with the above-mentioned form, RG identity card and CIC taxpayer identity card. Shareholders not receiving the NOTICE OF CREDIT or NOTICE FOR RECEIPT should proceed to any Bradesco Agency to receive this credit and update their personal file information. The credit related to shares held in deposit by the Stock Exchanges' Fungible Custody Service (CBLC) will be credited to the respective Stock Exchanges through the member brokerage houses responsible for paying the respective shareholders.

Paulo Penido Pinto Marques
INVESTOR RELATIONS DIRECTOR



USIMINAS

ADVANCED TECHNOLOGY FOR PRODUCING STEEL AND BENEFITING LIVES

Usiminas becomes part of the Dow Jones Sustainability Index

Belo Horizonte, September 10, 2007 – Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS (Bovespa: USIM3, USIM5, USIM6; OTC: USNZY; Latibex: XUSI, XUSIO) has the pleasure to announce its inclusion in the Dow Jones Sustainability World Index (DJSI) as of September 24, 2007.

The Dow Jones indexes select outstanding companies on a global and regional scale in terms of corporate sustainability. The analysis takes into consideration the financial, environmental and social performance, also including corporate governance, risk management, branding, climate change practices, relationship with employees and suppliers. According to SAM - Sustainable Asset Management - a Swiss group responsible for the index's methodology, results of this annual revision will influence investment decisions of asset managers in 15 countries who license the Dow Jones family of indexes to a variety of sustainability-based portfolios.

The 2007 revision includes 42 new companies and excludes 33, gathering companies from more than 20 countries. In Brazil, seven companies make up the index. Usiminas is the only representative from the steel industry.

We believe that this achievement attests to our commitment to sustainable value creation for our shareholders, respecting the environment and society as a whole.

###

Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS is an integrated steel producer, with consolidated net revenues of R$ 12.4 billion in 2006. The USIMINAS System, has an annual production capacity of 9.5 million tonnes of raw steel and occupies a position of leadership in the domestic flat steel market in the automobile industry, auto parts, agricultural and highway machinery sectors, electrical and electronic equipment segments and large-diameter pipe industry.

Contacts:

www.usiminas.com.br

Tel: (55 31) 3499-8710

Bruno Seno Fusaro
brunofusaro@usiminas.com.br

Luciana Valadares dos Santos
lsantos@usiminas.com.br

Matheus Perdigão Rosa
mprosa@usiminas.com.br

Gilson Rodrigues Bentes
gilson@cosipa.com.br

USIMINAS

3Q07

Belo Horizonte, November 8, 2007

Usiminas, the new global leader in sustainability, posts solid and stable results in the quarter.

Usinas Siderúrgicas de Minas Gerais S/A - Usiminas (BOVESPA: USIM3, USIM5, USIM6; OTC: USNZY; Latibex: XUSI; XUSIO) today releases its third quarter 2007 (3Q07) results. Operational and financial information of the Company, except where otherwise stated, are presented based on consolidated figures, in reais, according to corporate law. All comparisons made in this release take into consideration the same period in 2006, except when stated otherwise.

Solid and stable results of the Usiminas System have been enabling us to fully achieve our objectives. The figures confirm our expectations. Until September, net revenue totaled R$ 10.3 billion, EBITDA was R$ 3.8 billion and net profit amounted to R$ 2.2 billion, respectively 13%, 19% and 25% up from the results of the same period in 2006.

As the leader of the flat rolled steel market in Brazil, the Usiminas System was granted another important certification: it was included in the select group of companies listed in the Dow Jones Sustainability Index, making it the first Brazilian steelmaker and the third in the world to take part of this index, which confirms its financial soundness and the corporate governance practices of the company.

The company's commitment with the principles of transparency in management and respect towards investors granted it also this year the Capital Market Analysts' Association (Apimec) award as the best publicly-traded company in 2006, now reaffirmed in October through the adherence to the Level 1 of Corporate Governance of the São Paulo Stock Exchange. As a result, our shares have been integrated into the index of stocks with Differentiated Corporate Governance Practices.

These are considerable accomplishments that make us proud and even stronger. We are going to grow with a long-term view to generate value in a consistent and constant way and with social responsibility.

Statement of Rinaldo Campos Soares, CEO

Quotation 28.09.07

Bovespa; USIM3 **R$ 143.50** / share
USIM5 **R$ 128.00** / share

USA/OTC: USNZY US$ 70.70

Latibex: XUSI € 49.43
XUSIO € 54.50

Investor Relations

Bruno Seno Fusaro
Investor Relations Manager
Tel: 55 31 3499-8710
brunofusaro@usiminas.com.br
www.usiminas.com.br/ri

NÍVEL 1 BOVESPA BRASIL

ADR Level I

Latibex

Highlights

R$ million	3Q 2007	3Q 2006	2Q 2007	Chg. 3Q073Q06	9M 2007	9M 2006	Chg. 9M07/9M06
Total Sales Volume (000 t)	2,094	1,971	1,980	6.2%	6,010	5,953	1.0%
Net Revenues	3,630	3,127	3,379	16.1%	10,346	9,138	13.2%
Gross Profit	1,343	1,195	1,202	12.4%	3,690	3,096	19.2%
Operating Result (EBIT) a	1,139	1,022	1,015	11.5%	3,118	2,653	17.5%
Financial Result	13	(91)	61	0.0%	83	(287)	0.0%
Net Income	758	715	802	6.1%	2,202	1,763	24.9%
EBITDA b	1,375	1,228	1,233	12.0%	3,786	3,182	19.0%
EBITDA MARGIN	37.9%	39.3%	36.5%	-1,4 p.p.	36.6%	34.8%	+1,8 p.p.
EBITDA (R$/t)	657	623	623	5.4%	630	535	17.8%
Total Assets	19,893	18,124	18,975	9.8%	19,893	18,124	9.8%
Net Debt	(243)	1,669	(104)	0.0%	(243)	1,669	0.0%
Stockholders' Equity	12,115	10,166	11,531	19.2%	12,115	10,166	19.2%

(a) Earnings before interest, tax and participations.

(b) Earnings before interest, taxes, depreciation, amortization and participations.

Further information:

- Company's market cap as of 09/30/07: **R$ 28.8 billion**, equivalent to **US$ 15.7 billion**.
- Cash position as of 09/30/07: **R$ 3.1 billion.**
- Net debt amortization in first nine months of 2007: **R$ 316 million.**
- Investments in fixed assets in first nine months of 2007: **R$ 859 million.**

Economic Analysis and Outlook

Domestic Scenario

"Strong growth in demand in 2007 and positive outlook for 2008"

Brazilian Economy

The Brazilian economy in 2007 was marked by a sharp increase in local consumption as well as investments, which reflects the high level of trust of the economic agents regarding the current and future momentum of the country's economy.

Despite the country still lacking the structural reforms and heftier investments in infrastructure, so desired by the society in general, the economy is going through a positive moment, which can be measured by the results of important industry sectors, such as the auto, oil and gas, industrial and road machinery and equipment, agricultural tools, appliances, civil construction, mining, sugar-alcohol and steelmaking sectors, whose sales performance in the domestic market have grown at a steady pace throughout the year of 2007.

The steady growth of world economy, added to the combination of local factors, such as the drop in interest rates, the sharp rise in credit offer and wages has enabled more predictability of the country's economy and has increased the interest of foreign investors, expanding the horizons of companies and accelerating the resumption of investments to expand the capacity of various sectors in the Brazilian economy.

Demand for Flat Rolled Steel

The demand for flat rolled steel until September, combined with the economic performance, posted a growth of 16.5% over the same period of last year. This growth can be seen in almost all sectors, except for the electronic and re-rolling equipment, which were affected by the decrease in exports due to the unfavorable exchange rate.

It is worth pointing out the steady growth in the auto sector which after taking advantage of the positive factors of the economy has posted a record performance in 2007. Until September, the sales of domestic vehicles grew 22.6% over the same period in 2006, with a production that was 10.6% higher during that period.

Another highlight is the growth of the large diameter pipe sector, due to the development of pipeline projects of Petrobrás and investments in Argentina, the signs of recovery of the shipping industry, the strong recovery of the agricultural machinery sector and the good performance of the industrial equipment and civil construction sectors, which reinforce the idea that investments to expand capacity are rising sharply in 2007 in the country.

DEMAND GROWTH - In thousand tons			
SECTORS	9M 2007	9M 2006	Δ Chg.
AUTOMOBILE	1,009.2	865.7	16.6%
AUTOPARTS	1,363.9	1,171.3	16.4%
SHIPBUILDING	41.6	20.6	101.9%
HIGHWAY EQUIPMENT	122.2	116.3	5.1%
AGRICULTURAL MACHINERY	61	34	79.4%
INDUSTRIAL EQUIPMENT	215.9	168.5	28.1%
ELECTRONIC EQUIPMENT	277.4	294	-5.6%
DOMESTIC APPLIANCES	271.6	242.0	12.2%
CIVIL CONSTRUCTION / SHAPES	848.7	696	21.9%
REROLLING	219.0	219.2	-0.1%
SMALL DIAMETER TUBES	858.1	581	47.7%
DISTRIBUTION	2,314.3	2,140.3	8.1%
LARGE DIAMETER TUBES	386.9	220.9	75.1%
OTHER	635.7	635.2	0.1%
TOTAL	8,625.5	7,405.0	16.5%

Outlook

For the second consecutive year the demand for flat rolled steel will grow in the country and the expectations are that the year closes with a 15% growth rate. For 2008, the Brazilian Steel Institute (IBS) forecast an 8% growth, which reflects the expansion process of the Brazilian economy.

International Scenario

"Positive outlook for the international market in 2008"

An analysis of the international steel market during the third quarter showed the impact of summer season on the pace in business of the Northern Hemisphere. In the **NAFTA region**, demand was apathetic and prices hit their lowest level.

In the **European Union**, the pace in business was affected due to the same reason. Prices in the region remained stable while in China short-cycle fluctuations occurred on domestic prices, equally reflecting the volatility of the season, with exports maintained at high levels.

After the end of this seasonal change, the mills **in the US** announced increase in steel prices at the beginning of the fourth quarter, triggered by a decrease in imports, the resumption of restocking and an increase in scrap prices. Several sectors are showing that their activities have gone back to normal in terms of growth in steel demand, differently from the residential real estate sector, which continues to decline, aggravated by the crisis of sub-prime mortgages. The auto sector, one of the main buyers of steel, has also recorded a drop in production of around 5% over the preceding year. Likewise, the appliance sector is undergoing a slight retraction due to its close relationship with the residential real estate sector.

In **Europe**, the economic activity recovered its strong pace and demand for steel, as well as the prices, should follow this performance.

In Asia, Chinese prices are again increasing, backed by a strong economic growth of more than 11% a year. Inventories are not excessive and production costs rose due to an increase of iron ore acquired on the spot market. Therefore, the tighter margins have led local producers to increase their prices. The shutting down of obsolete mills has contributed towards an increase in the price of slabs.

In terms of products, demand for heavy plates is strong and prices are rising. Hot rolled products are also on an upward trend, while cold rolled and coated products remain stable.

Outlook

The outlook for 2008 is bullish for the steel industry regarding demand. The main issue is probably that related to price levels of main raw materials needed for the steel industry and freight costs, which are the main cost components for production.

Flat Steel Prices on the International Market in 4Q07
FOB port prices

FOB Base Price (w/o extras)	US$/ton
Slab	480 - 520 (*)
Heavy Plate	820 - 830
Hot Rolled Coil	560 - 580
Cold Rolled Coil	620 - 680
Galvanized Coils	720 - 780

(*) commercial grade

Raw Material and Freight

Iron ore

The international iron ore market continues heated due mainly to the strong growth in Chinese imports, although this pace has begun to slow down. These imports grew 40% in 2004, 32% in 2005, 18% in 2006 and should grow around 16% in 2007.

In the domestic market, where there is a bullish outlook in demand for the next years as a result of expansions in new steel mills, the mining companies are consolidating investments to increase production capacity. In this context, large mining companies have joined forces, besides announcing massive investments for 2008 .

Coal/Coke

The coal market is going through a turmoil period mainly due to the still precarious infrastructure conditions in Australia and production problems in the US. A few rumors suggest that the negotiation process will begin earlier and solid business deals may already be closed before the end of this year.

In the case of coke, the market continues strong. The main reason is the shortage of export licenses since there has not been signs of when the next issuance of licenses by Chinese government will occur. In terms of the Chinese FOB price, it is above US$ 300/t.

Alloys and Refractories

Alloys, metals and refractory supply in 3Q07 was normal. The prices that most fluctuated in relation to 2Q07 were: 4% for refractories, 21% for manganese and 22% for magnesium.

Freight

In terms of ocean freight, the market has never been this heated and this has certainly contributed to the increase in production costs of the steel mills. Speculative components allied to the increase in demand are the main factors behind this behavior which shows no sign of slackening in the short or medium term.

Steel Industry - Global and Brazilian Production

Global

According to IISI, the International Iron and Steel Institute, global crude steel production in 3Q07 reached approximately 329.6 million tons, adding up to 981.2 million tons in 9M07, up 7% over the same period of 2006.

Asia accounted for 55% of this production, with China as the largest global producer, accounting for 37% of production. China produced 362 million tons in 9M07, up 17% over the same period in 2006.

Crude steel production in Latin America totaled 35.6 million tons up to September/07, up 5% over the first nine months of 2006, and Brazil accounted for around 50% of this production.

Brazil

According to preliminary data from the Brazilian Steel Institute (IBS), around 8.7 million tons of crude steel was produced in 3Q07, totaling 25.0 million tons in the first nine months of 2007, up 10% the production volume recorded in the same period of 2006.

Usiminas' production of crude steel accounted for 26% of this total. Brazilian steel production of rolled steel (flat and long) reached 18.8 million tons in 9M07, up 8% over the same period of 2006.

Usiminas System - Operational and Commercial Performance

Production (Crude Steel)

Thousand tons	3Q 2007	3Q 2006	2Q 2007	Chg. 3Q07/3Q06	Chg. 3Q07/2Q07	9M 2007	9M 2006	Chg. 9M07/9M06
Usiminas	1,151	1,165	1,102	-1%	4%	3,351	3,443	-3%
Cosipa	1,070	1,097	1,092	-2%	-2%	3,172	3,110	2%
Total	2,221	2,262	2,194	-2%	1%	6,523	6,553	0%

The Ipatinga and Cubatão mills continue to break monthly production records at their units and operate with stability. In 3Q07, crude steel production totaled 2.2 million tons, up 1% over 3Q06. At the end of first nine months of 2007, total crude steel production reached 6.5 million tons, almost the same volume recorded in the previous year. In turn, flat steel production in 3Q07 was 2.1 million tons, adding up to 6.2 million tons in 9M07, up 2% over the same period of 2006.

On 09/30/07, the workforce of the two companies (Usiminas and Cosipa) totaled 13,767 employees.

Highlights:

- Approval of the steel produced at the Ipatinga mill to supply Peugeot globally, making it the first steel mill in Brazil to receive a certificate from the automaker laboratories.
- After the approval process of the USIMINAS products in July/07, the regular supply of the HDG/GI materials for Peugeot Brasil began.
- Cetesb granted the renewable Operation Permit to the Cubatão mill (Cosipa).

Consolidated Sales (000 t)


1,910
1,971
2,011
2,170
1,768
1,829
1,770
1,981
1,954
2,028
1,971
1,992
1,936
1,980
2,094
28%
27%
29%
29%
22%
30%
31%
46%
38%
31%
32%
33%
28%
24%
23%
72%
73%
71%
71%
78%
70%
69%
54%
62%
69%
68%
67%
72%
76%
77%
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07
Domestic Market
Export Market

"Domestic sales grew 14% in the first nine months of 2007. Market Share of 52% is maintained"

Total

The sales volume of 2.1 million tons in 3Q07 grew 6% in comparison with 3Q06. The growth pace was similar when compared with 2Q07.

Sales reached 6.0 million tons in 9M07, up 1% over the first nine months of 2006. The retargeting of sales from the foreign market to the domestic market continues to be prioritized in order to align them with the evolution of domestic demand for steel products.

As a result, the share of sales targeted at the domestic market during the first nine months of the year was higher than that in year-ago period and therefore the volume set aside for exports fell 25%.

Of the total sales volume in 3Q07, **77%** was for the domestic market and **23%** for exports. In the first nine months of 2007, the share was **75%** for the domestic market and **25%** for the foreign market compared with **66%** and **34%** recorded in 9M06.

Domestic Market

Sales reached 1.6 million tons in 3Q07, up 20% over 3Q06. In 9M07 sales totaled 4.5 million tons, up 14% over the same period in 2006. In comparison with 2Q07 domestic market sales grew 7%.

Heavy plates accounted for the largest increase in sales with 49% followed by cold rolled products (+19%), electro-galvanized products (+14%) and hot rolled products (+11%).

Growth of the heavy plate line was even higher (+58%) in 9M07, due to the excellent performance of the large diameter pipe, shipping, industrial and road equipment and civil construction sectors. In the galvanized product line, sales were mainly accounted for by the automobile industry (autos and autoparts). Demand increased 16% in this sector and Usiminas' sales grew 9% in 9M07 over the same period of 2006.

***Market Share*:** The Usiminas System has kept its leading position as supplier of flat steel to the main domestic market segments and ended the nine months of 2007 with a market share of **52%**.

Export Market

Exports totaled 479 thousand tons in 3Q07, down 23% over the same period in 2006. In comparison with 2Q07 there was a slight increase of 2%, or 10 thousand tons. Exports amounted to 1.5 million tons in 9M07, down 25% over 9M06. These variations are a consequence of the plan to adjust Usiminas' exports and prioritize local customers.

Sales Volume

Thousand tons	3Q 2007		3Q 2006		2Q 2007		Chg. 3Q07/3Q06	9M 2007		9M 2006		Chg. 9M07/9M06
Usiminas												
Domestic Market	933	85%	830	79%	849	83%	12%	2,583	83%	2,386	74%	8%
Export Market	170	15%	219	21%	171	17%	-22%	545	17%	834	26%	-35%
Total	1,103	100%	1,049	100%	1,020	100%	5%	3,128	100%	3,220	100%	-3%
Cosipa												
Domestic Market	682	69%	516	56%	662	69%	32%	1,928	67%	1,558	57%	24%
Export Market	309	31%	406	44%	298	31%	-24%	954	33%	1,175	43%	-19%
Total	991	100%	922	100%	960	100%	7%	2,882	100%	2,733	100%	5%
System												
Domestic Market	1,615	77%	1,346	68%	1,511	76%	20%	4,511	75%	3,944	66%	14%
Export Market	479	23%	625	32%	469	24%	-23%	1,499	25%	2,009	34%	-25%
Total	2,094	100%	1,971	100%	1,980	100%	6%	6,010	100%	5,953	100%	1%

Sales Volume Mix - 3Q07



Usiminas
Expt 15%
Dom Mkt 85%



Cosipa
Expt 31%
Dom Mkt 69%



Sistema
Expt 23%
Dom Mkt 77%

Usiminas System Exports



EXPORTS - 3Q07
Germany 25%
Thailand 10%
India 7%
Others 5%
USA 11%
Spain 8%
Mexico 16%
Chile 7%
Argentina 11%



EXPORTS - 9M07
Germany 22%
Thailand 7%
India 6%
Others 10%
USA 18%
Spain 8%
Mexico 11%
Chile 4%
UK 2%
Venezuela 2%
Argentina 10%

Economic and Financial Performance

"Net Revenues and EBITDA grew 13% and 19% over the first nine months of 2006."

Total net profit is 25% higher than the profit appraised until September/06"

Net Revenue

Net revenue in 3Q07 reached R$3.6 billion, up 16% over 3Q06 and 7% higher than in 2Q07 as a result of improved prices and volume sold.

Net revenue totaled R$10.3 billion in 9M07, up 13% over the same period in 2006, mainly due to higher prices, mix improvement and a larger volume of domestic market sales.

Net Per-Ton Revenues (Usiminas + Cosipa) - R$/tons

	3Q07	3Q06	2T07	9M07	9M06
Total DOM + EXP	1,667	1,541	1,628	1,630	1,425

Net revenue per ton in 3Q07 rose 8.2% over 3Q06. Quarter-on-quarter growth was 2.4%.

The average price charged by Usiminas and Cosipa was up 12.8% over 9M06. The domestic market average price increased 8.9% and the foreign market average price rose 11.4%, favored by lower slab sales - around 175 thousand tons. It is worth pointing out that during this period the depreciation of the U.S. dollar hit 4.3%, which contributed towards the decrease in revenue from exports.

COGS

In 3Q07, cost of goods sold (COGS) totaled R$ 2.3 billion, up 18% from 3Q06 and up 5% from 2Q07, due to the higher sales volume during the period and an improvement in the sales mix.

COGS reached R$6.7 billion in 9M07, up 10% over 9M06, basically due to a surge in the consumption of acquired slabs and heavy plates, a greater volume of construction work and large repairs, and price hikes of raw materials, however partially offset by exchange gains deriving from the appreciation of the real against the dollar.

Total per-ton COGS (Usiminas and Cosipa) was R$ 1,094.11/ton in 3Q07 and R$1,076,19/t in 9M07.

Gross Profit

Gross profit reached R$ 1.3 billion in 3Q07, up 12% over 3Q06. Gross margin decreased to 37% from 38% in 3Q07 and increased by one percentage point compared with 2Q07.

Gross profit totaled R$ 3.7 billion in 9M07, up 19% compared with the same period in 2006. Gross margin was 36%, a growth of two percentage points over 9M06. Improved prices and a better product mix resulted in higher margins.

Operating Profit before Financial Expenses (EBIT)

Expenses and operating profit grew 18% in 3Q07 over 3Q06 to R$ 205 million from R$ 173 million. The comparison between 3Q07 and 2Q07 showed a 9% increase basically due to actuarial adjustment losses from the Pension Funds of Usiminas and Cosipa.

These expenses increased 29% to R$ 572 million in 9M07 from R$ 443 million in the same period of 2006. The main changes occurred in the following accounts:

Sales expenses: were 13% lower, since more was spent on port expenses due to a larger export volume (510 thousand tons) and to payment of demurrage in the first nine months of 2006.

SG&A: grew 11%, mainly due to labor increases and hiring.

Other expenses/revenues: increased by R$ 133 million in comparison with 9M06 due to the fact that in that period a gain of R$ 52 million (non-recurring) from the reversal of fiscal contingencies of PIS/COFINS on other revenue was recorded, as well as the reversal of the actuarial liabilities of FEMCO (Cosipa's pension fund) worth R$ 14 million. On the other hand, it is worth noting that the current year includes a non-recurring expense deriving from an inventory increase of R$ 19 million and tax contingencies of R$ 23 million.

Operating profit before financial expenses and interest was R$ 1.1 billion in 3Q07, 11% higher than in 3Q06 and up 12% in relation to 2Q07. Accumulated operating profit in the nine-month period of 2007 was R$ 3.1 billion, up 18% over the same period in 2006.

The operating margin ended the nine months of 2007 at 30.1%, an increase of one percentage point in relation to the margin of the previous year.

EBITDA

In 3Q07, EBITDA reached R$ 1.4 billion, up 12% in relation to the same period in 2006 and 12% higher than the EBITDA of 2Q07. Accumulated EBITDA in the first nine months of 2007 was R$ 3.8 billion, up 19% over the same period of 2006.

EBITDA margin in 3Q07 was **37.9%**, up 1.4 percentage point from the 2Q07 margin.

At the end of the period ended on 09/30/07, the EBITDA margin came to **36.6%**, which is 1.8 percentage point above the margin for the nine-month period of 2006, due to higher prices during the period and an improved sales mix.

Financial Result

Net expenses and financial revenue in 3Q07 totaled R$ 13 million against expenses of R$ 91 million in 3Q06.

In comparison with 2Q07 revenues were lower, due to the period being favored by R$ 44 million deriving from adjustments of judicial deposits and a decrease in exchange loss.

In the nine-month period of 2007 expenses and net financial revenue went from an expense of R$ 287 million in 9M06 to a revenue of R$ 83 million basically due to:

- Reduction of swap expenses of R$ 162 million.
- gains from the adjustment of judicial deposits totaling R$ 44 million.
- increase in gains from financial investments totaling R$ 55 million.
- gains from a reduction in financial charges on debt of R$ 51 million.
- exchange gains of R$ 65 million due to the appreciation of the real in relation to the US dollar.

Equity Income

Equity income was a positive R$ 6 million in 3Q07 compared with a revenue of R$ 109 million in 3Q06. An expense of R$ 16 million was posted in 2Q07, reflecting the effect of the Real appreciation in investments of Ternium (the exchange variation on investments abroad was a negative R$ 60 million in 3Q07, as compared with R$ 85 million in 2Q07).

Equity income was a positive R$ 3 million in 9M07 as compared with R$ 99 million in the same period of 2006, also due to the exchange effect on investments of Ternium. The exchange effects were a negative R$ 206 million in 9M07 against R$ 79 million in 9M06.

Expenses and non-operating revenue

In 2Q07, a gain from an increase in Eletrobrás' share price totaling R$ 9 million against a loss of R$ 3 million was recorded in 3Q07.

Income Tax and Social Contribution Tax

The income tax and social contribution tax remained stable in 9M07 over 9M06, and it is worth noting that in the comparison between 3Q07 and 2Q07 the latter recorded a lower figure mainly due to the effect of the provision for interest on equity capital of R$ 331 million which occurred in 2Q07.

"Accumulated Net Profit until September/07 is up 25% in relation to the same period of 2006"

Net Profit

Usiminas posted consolidated net profit of R$ 758 million in 3Q07, up 6% over 3Q06. There was a 5% reduction when compared with the results of 2Q07 because a gain of R$ 113 million was then added due to the reduction of income tax applicable on interest on own capital.

Accumulated net profit reached R$ 2.2 billion, up 25% over the same period of 2006. The growth in net income was mainly due to higher average prices, product mix and destination improvement, along with reduction of financial expenses.

Indebtedness

Total consolidated debt fell to R$ 2.9 billion on 09/30/2007 from R$ 3.0 billion on 06/30/07.

Effective debt amortization in the nine-month period of 2007 was R$ 316 million (considering amortization minus inflows of proceeds).

The debt is comprised of 28% in local currency and 72% in foreign currency, and has a maturity profile of 17% in the short term and of 83% in the long term.

The total debt/EBITDA ratio at the end of the nine-month period of 2007 was 0.6X and the net debt/EBITDA ratio was zero at the end of the quarter.


Consolidated Net Debt / EBITDA
2.1
1.6
1.1
0.7
0.4 0.4 0.4 0.4 0.3 0.4 0.4
0.2 0.0 0.0 0.0
2.2
1.9
1.7
1.3
1.0
1.0
1.0
0.9
0.7
0.8
0.4
0.1
-0.1
-0.1
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07
CND (US$ bi) CND/EBITDA


EBITDA & EBITDA Margin
39%
46%
49%
48%
50%
47%
41%
31%
31%
34%
39%
36%
35%
37%
38%
318
422
538
652
646
655
539
404
414
479
565
551
559
622
717
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07
EBITDA (US$ million) EBITDA Margin

Investments

Investments in fixed assets totaled R$ 344 million in 3Q07 and added up to R$ 859 million in 9M07, up 271% over 9M06. Spending was concentrated on maintenance, technology updating of equipment and environmental protection of the Usiminas System plants.

Other Quarterly Highlights

New global leader in sustainability

- In September, Usiminas became the first Brazilian steel mill and the third in the world to be listed in the Global Dow Jones Sustainability Index. The announcement was made by the Swiss Institute SAM (Sustainable Asset Management), in charge of the methodology of the index. Forty-two companies were identified as "new global leaders in sustainability" and Usiminas was among them. The annual DJSI review influences investment decisions in 15 countries.

In order to be included in the DJSI, a company has its corporate practices analyzed, as well as its social environmental activities, transparency, corporate governance, risk management and work practices and it must have a solid name, among other aspects.

Quality - International environmental certification - RoHS & ELV

- Usiminas has become the first steel mill in Latin America to obtain the certification of compliance for its whole product line (heavy plates, hot rolled and cold rolled products and coated products), as is required by the European RoHS (Restrictions for Use of Harmful Substances) guidelines.

The RoHS guidelines are aimed at protecting the soil, the water and the air against pollution through a restriction to use certain substances, such as lead, mercury, cadmium and others. The certification granted by the Bureau Veritas Certification in France represents another important step of Usiminas to meet the requirements of the clients and the concerns of society, aiming always at the manufacture of ecologically-correct products.

ELV seal - the European green seal for auto steels

- Usiminas is the first Brazilian company to obtain the **ELV (End of Life Vehicles)** seal for steels used by the auto sector. This European guideline refers to the use of harmful substances in the production of steel. The main purpose of the ELV certification is to reduce environmental impact caused by the disposal of vehicles with no more useful life through collection, reuse and recycling of the components. The goal is to protect the environment and the human being by eliminating the use of heavy metals such as lead, mercury, cadmium and hexavalent chromium. The certification granted by Bureau Veritas Certification (BVC) in France is valid for the whole line of products (heavy plates, hot rolled products, cold rolled and coated products).

Usiminas receives the IDHO award - 2007 Edition

- Usiminas was ranked among the 10 best companies in the Organizational Human Development Index (IDHO) by the *Gestão & RH On Line* magazine through a survey aimed at analyzing the current stage of Brazilian companies in Organizational Human Development. The results were based on the response of 458 companies, Financial Statements, Sustainability Reports, information obtained from sites of the Ethos institute, Ibase, São Paulo Stock Exchange, IBGC, Exame and Época magazines and business publications. The certification awards the best companies in DHO indicators in four categories: Sustainability, Governance, Human Capital and Transparency.

Capital Markets

NÍVEL 1 BOVESPA BRASIL | ADR Level I | Latibex | Dow Jones Sustainability Indexes Member 2007/08 | The Global Compact WE SUPPORT | IBRI 10 ANOS

- **Bovespa Performance - Bovespa Index**

In the quarter, the preferred class "A" shares (USIM5) appreciated by 16.4%, while the common shares (USIM3) appreciated 12.5%. During the same period, Ibovespa appreciated 11.2%. In the first nine months of 2007, the USIM5 shares appreciated **59%** and the USIM3 shares **49.5%**. Both appreciated more than the Ibovespa, which rose **36%** in the same period.

Usiminas maintained the fourth position among the shares with the greatest weight in the Ibovespa, with a 3.41% weighting in Ibovespa's theoretical portfolio in the September-December 2007 period.

On 09/28/07, USIM5 shares were quoted at R$ 128.00 and USIM3 shares at R$ 143.50. The table below summarizes the trading of the Company's shares during 3Q07.

Trading Summary Table for Usiminas Shares - 3Q07

Stock, ADR or Index	Number of Trades (daily avg)	Share Traded (daily avg)	Volume Traded (daily avg)	Appreciation %	Closing Quotation 09/28/07
USIM3 (ON)	279	216,389	27,508,272	12.5%	R$ 143.50
USIM5 (PNA)	1,708	1,195,098	133,984,598	16.4%	R$ 128.00
USNZY (ADR)	60	33,624	2,023,859	25.2%	US$ 56.45
XUSI (Latibex)	45	14,150	634,992	16.3%	42.52
XUSIO (Latibex)	49	918	44,680	10.7%	49.24
IBOVESPA	101,249	11,832,846,662	4,318,246,000	11.2%	60,465


USIM5 e USIM3 versus Ibovespa
From (basis 100) 12/28/2006 to 09/28/2007
170
160
150
140
130
120
110
100
90
80
159,0
149,5
136,0
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
IBOVESPA
USIM5
USIM3

- **ADR Performance in the US**

In the quarter, Usiminas preferred shares traded in the United States as Level 1 "USNZY" in the OTC market appreciated by 25.2%. On 09/28/07 they were quoted at US$ 70.70.

- **Latibex Madrid Performance**

The Company's shares listed on the Latibex "XUSI" were the most traded among all shares traded (in volume) and rose 16.3% in the quarter, quoted at EUR 49.43 on 09/28/2007. "XUSIO" (common) shares appreciated 10.7%, quoted at EUR 54.50.

Corporate Governance

- **Bovespa - Level 1 of Corporate Governance:** Usiminas adhered to the Level 1 of Corporate Governance of Bovespa on October 11. The voluntary adherence process reinforces the commitment of the company with the principles of transparency in management and respect towards the investors.

  Starting on 10/11, the company began to take part in the index of shares with Differentiated Corporate Governance (IGC).

Material Facts Subsequent to the End of the Quarter

- **Interest on Capital**

The Board of Directors of Usiminas at a meeting held on 11/07/2007, "ad referendum" of the General Shareholders Meeting, approved a proposal of the Officers to distribute to the shareholders, pursuant to the Article of Incorporation and the law in effect, on account of the net profit of the 2nd half of 2007 the amount of R$ 314.001 million as complementary Interest on Capital, of which each common share is worth **R$ 1.36437** and each preferred share **R$ 1.50081**, calculated based on the Company's current number of shares and that will be added to the calculation of the minimum mandatory dividend for 2007.

The payment date will be defined by the Board of Directors at the general shareholders' meeting on March 26, 2008, which will deliberate on the Financial Statements of 2007.

For holders of shares on December 27, 2007 will be entitled to the above mentioned benefit and the Withholding Tax of 15% (fifteen percent), in compliance with the legal exceptions, will be deducted.

The shares will be negotiated "ex-interest" as of December 28, 2007.

- **Stock dividend**

The Board of Directors, at a meeting held on 11/07/2007, "ad referendum" of the Extraordinary General Shareholders Meeting which will take place on 11/27/07, approved a capital increase of USIMINAS amounting to R$ 2,700,000,000.00, which increases from R$ 5,400,000,000.00 to R$ 8,100,000,000.00, through the capitalization of Reserves, with issuance of new shares, and a credit of 1 (one) new bonus share for each group of 2 (two) shares of any type held on November 27, 2007, date of execution and capitalization of the reserves.

The unit cost attributed to the bonus shares is R$ 23.969551 in conformity with subparagraph 1 of art. 25 of IN/SRF 25/2001, of which, for the purpose of income tax, this unit cost attributed to the new shares, may be added to the cost of company issued shares already held by the shareholders.

In addition, as of 11/28/2007, the negotiations of these shares in the stock exchange will be made ex-bonus.

Possible fractions resulting from the stock dividend will be auctioned at the stock exchange and the corresponding amount will be automatically paid on December 19, 2007.

Other Companies of the Usiminas System

Ternium

On 11/06/07, Ternium released its 3Q07 results, summarized in the table below:

Summary of Results	3Q07	9M07
Chg % Product Shipments - thsd. t	**2.733,0**	**7.798,9**
Net Sales - US$ million	**2.343,4**	**6.102,7**
Gross Profit - US$ million	**642.4**	**1.869,1**
Operating Profit - US$ million	**432,6**	**1.298,6**
EBITDA - US$ million	**587,9**	**1.699,4**
EBITDA Margin	**25%**	**28%**
Net Profit - US$ million	**214,0**	**780,6**
Net Profit - Share of the Controllers - US$ million	**159,8**	**618,9**

Ternium's shipments in 3Q07 totaled 2.7 million tons and grew 23% over the same period in 2006, as a result of the merger of the Imsa group, leading to a net revenue of US$ 2.3 billion, up 35% over 3Q06 and up 19% over 2Q07.

In 9M07, shipments totaled 7.8 million tons, up 13% over 9M06, resulting in net revenues of R$ 6.1 million, 23% higher compared with 9M06.

Operating profit in 3Q07 was US$ 432.6 million, down 15% over the same period in 2006. Without the effects of the merger of the Imsa group as of July/07, this reduction occurred as a result of the cost of raw material, services and labor costs.

Net profit of Ternium was US$ 214 million in 3Q07, down 40% from 3Q06, affected by exchange loss and higher expenses with interest related to the debt incurred by the acquisition of the Imsa group. In 9M07, net income reached US$ 780.6 million, 7% lower than in the same period of 2006.

Besides the acquisition of 100% of the equity capital of Grupo Imsa S.A.B., with operations in Mexico, USA and Guatemala, on 10/26/07, Ternium was granted a new concession to explore iron ore in the state of Michoacán in Mexico, which will add around 23,000 hectares to the concessions that Ternium already has in the region. Ternium expects this operation to strongly impact iron ore production.

Ternium is one of the largest steel producers in the Americas and offers a large array of products, including flat and long steel products. The company has operational facilities in Mexico (Hylsamex), Argentina (Siderar) and Venezuela (Sidor) and has a vast distribution network.

Usiminas has a 14.25% stake in Ternium's total capital, in which it is a partner with the Techint Group.

MRS Logística

On 10/30/07, MRS released its 3Q07 results, summarized in the table below:

Summary of Results	3Q07	9M07
Volume transported - million tons	**33,7**	**92,7**
Net Revenues - R$ million	**573,5**	**1.590,8**
Operating profit (before Financial Result) - R$ million	**236,3**	**651,8**
EBITDA - R$ million	**269,4**	**752,9**
EBITDA Margin	**47,0%**	**47,3%**
Net Income - R$ million	**143,6**	**403,4**

Main Highlights:

- 11% increase in gross revenue in 9M07 over 9M06;
- the volume transported until Sept/07 was 11% higher in comparison with the same period in 2006;
- net revenue was 7% higher over 2Q07 and up 10% in 9M07 over the same period of 2006, due to the increase in volume transported of iron ore for exports;
- MRS' net profit grew around 5% over 2Q07 and added up to R$ 403.4 million in 9M07, up 3% over the same period of 2006;
- MRS reached a record level of monthly production in August - 11.7 million tons.

MRS announced the execution of a contract to purchase 74 new GE C44Emi and AC44i trains and the acquisition of 549 GDT cars and 25,000 tons of TR68 tracks.

It also began construction work to revitalize railroad access to the Port of Rio de Janeiro in September, and recorded an increase of 1.3 million tons in the transport of corn in 3Q07 compared with the previous quarter and a 54% increase in the transport of pig iron for export through the Port of Rio de Janeiro in 3Q07 compared with 3Q06.

MRS Logística is a concessionaire that controls, operates and monitors the Southeast Federal Railroad Network. The company operates in the railroad transportation market, interconnecting the States of Rio de Janeiro, Minas Gerais and São Paulo. The region concentrates approximately 65% of Brazil's GDP. It is also home for the largest industrial complexes in the country. Through MRS's network it is also possible to reach the ports of Sepetiba and Santos (the largest in Latin America).

MRS's activities focus on railroad transportation of general cargo, such as ores, finished steel products, cement, bauxite, cement, bauxite, agricultural products, green coke and containers with an integrated logistics.

Usiminas holds 20% of the voting capital and is part of the Company's control group.

Unigal

Unigal processed 93.4 thousand tons of products in 3Q07 and 326.2 thousand tons in 9M07, the same volume produced in 9M06. Net revenue (for processing services) was R$ 47.0 million in 3Q07 and totaled R$ 155.7 million in 9M07, up approximately 40% over 9M06.

EBITDA reached R$ 41.3 million in 3Q07 and R$139.3 million in 9M07, up 50.8% over the same period of 2006. Net profit in the quarter was R$ 12.0 million and totaled R$ 49.5 million in 9M07, a significant growth in relation to the profit for the same period of 2006, which totaled R$ 5.3 million.

Unigal, a joint venture between Usiminas and Nippon Steel, processes cold rolled coils through hot dipped galvanizing. Usiminas has a 79.3% stake in its capital.

Usiminas Mecânica S/A

The company posted net revenue of R$ 196.0 million in 3Q07 and of R$ 562.3 million in 9M07. Net profit totaled R$ 16.1 million in 3Q07 and R$ 52.6 million, a significant growth in comparison with the same period of 2006 when it recorded a net profit of R$ 11.9 million. This result reflects the performance of the large portfolio of long-term projects recorded at the end of 2006.

UMSA is a Capital Goods Manufacturer and Service Provider and has several long-term projects, highlighting: assembly of Sintering Machine II of Gerdau-Açominas; supply of structures, equipment and assembly at Alumar; supply of structures, equipment and assembly of the Alunorte expansion and the Passagem Bridge in Vitória, ES and the supply of structures for Companhia Siderúrgica do Atlântico - CSA.

Usiminas holds 99.9% interest in the capital of Usiminas Mecânica S.A.

Further information:
Investor Relations Department

Bruno Seno Fusaro

brunofusaro@usiminas.com.br
Tel: (31) 3499-8710

Matheus Perdigão Rosa

mprosa@usiminas.com.br
Tel: (31) 3499-8056

Luciana Valadares dos Santos

lsantos@usiminas.com.br
Tel: (31) 3499-8619

Gilson Rodrigues Bentes

gilson@cosipa.com.br
Tel: (11) 5070-8980 (Cosipa - SP)
Tel: (31) 3499-8617 (Usiminas - BH)

FIRB

Financial Investor Relations Brasil
Lígia Montagnani – Consultora
Tel.: (55 11) 3897-6405
ligia.montagnani@firb.com

Bradesco

Custodian Bank of the Shares: Bradesco S/A
Shareholder Department
Fone: 00X11 – 3684-9495

ADRs - Depositary Bank: Bank of New York

Visit our Investor Relations page: www.usiminas.com.br/ri

Conference calls: Friday, November 09

International, at 12:00 PM (Brasília time).
Dial-in numbers:
US: (1 800) 860-2442
Brazil: (11) 4688-6301
Other countries: (1 412) 858-4600
Local, at 2:00 PM (Brasília time).
Dial-in numbers:
Brazil: (11) 4688-6301
Abroad:+55 (11) 4688-6301 (55 11) 4688-6301

Pincodes: **557** (local) / **162** (international)
Audio of the conference call will be transmitted live via Internet, together with a slide presentation on our website: **www.usiminas.com.br**

NÍVEL 1 BOVESPA BRASIL | ADR Level I | Latibex | Dow Jones Sustainability Indexes Member 2007/08 | The Global Compact WE SUPPORT | IBRI 10 ANOS

Income Statement - Parent Company

Brazilian GAAP

R$ thousand	3Q 2007	3Q 2006	2Q 2007	Chg. 3Q07/3Q06
Net Revenues	**1,972,367**	**1,710,994**	**1,798,044**	15%
Domestic Market	**1,758,514**	**1,434,711**	**1,559,082**	23%
Export Market	213,853	276,283	238,962	-23%
COGS	(1,257,468)	(1,103,592)	(1,131,789)	14%
Gross Profit	**714,899**	**607,402**	**666,255**	18%
Gross Margin	**36%**	**35%**	**37%**	**+1 p.p.**
Operating Income (Expenses)	**(111,771)**	**(83,134)**	**(85,700)**	34%
Selling	(25,691)	(29,283)	(24,160)	-12%
General and Administrative	(38,913)	(35,209)	(39,578)	11%
Others, Net	(47,167)	(18,642)	(21,962)	153%
EBIT	**603,128**	**524,268**	**580,555**	15%
EBIT Margin	**31%**	**31%**	**32%**	**+0 p.p.**
Financial Result	9,190	(12,318)	62,822	-175%
Financial Income	33,229	29,812	67,269	11%
Financial Expenses	(24,039)	(42,130)	(4,447)	-43%
Equity Income	367,172	377,951	256,439	-3%
Operating Result	**979,490**	**889,901**	**899,816**	10%
Non-Operating Income	(4,571)	995	9,315	-559%
Profit Before Taxes	**974,919**	**890,896**	**909,131**	9%
Income Tax / Social Contribution	(207,241)	(173,996)	(105,472)	19%
Net Income	**767,678**	**716,900**	**803,659**	7%
Net Margin	**39%**	**42%**	**45%**	**-3 p.p.**
Net Income per thousand shares	**3.49935**	**3.26788**	**3.66336**	7%
EBITDA	**718,319**	**620,476**	**678,882**	16%
EBITDA Margin	**36.4%**	**36.3%**	**37.8%**	**+0,1 p.p.**
Depreciation	70,027	65,361	69,418	7%
Provisions	45,164	30,847	28,909	46%

Income Statement - Parent Company

Brazilian GAAP

R$ thousand	9M 2007	9M 2006	Chg. 9M07/9M06
Net Revenues	**5,504,330**	**4,995,307**	10%
Domestic Market	4,773,280	4,035,593	18%
Export Market	731,050	959,714	-24%
COGS	(3,503,471)	(3,280,587)	7%
Gross Profit	**2,000,859**	**1,714,720**	17%
Gross Margin	**36%**	**34%**	**+2 p.p.**
Operating Income (Expenses)	**(292,886)**	**(225,097)**	30%
Selling	(78,322)	(98,770)	-21%
General and Administrative	(116,646)	(107,990)	8%
Others, Net	(97,918)	(18,337)	434%
EBIT	**1,707,973**	**1,489,623**	15%
EBIT Margin	**31%**	**30%**	**+1 p.p.**
Financial Result	78,483	(95,033)	-183%
Financial Income	120,666	44,796	169%
Financial Expenses	(42,183)	(139,829)	-70%
Equity Income	912,321	710,934	28%
Operating Result	**2,698,777**	**2,105,524**	28%
Non-Operating Income	5,192	3,295	58%
Profit Before Taxes	**2,703,969**	**2,108,819**	28%
Income Tax / Social Contribution	(492,559)	(356,625)	38%
Net Income	**2,211,410**	**1,752,194**	26%
Net Margin	**40%**	**35%**	**+5 p.p.**
Net Income per thousand shares	**10.08038**	**7.98711**	26%
EBITDA	**2,024,056**	**1,712,446**	18%
EBITDA Margin	**36.8%**	**34.3%**	**+2,5 p.p.**
Depreciation	208,734	195,811	7%
Provisions	107,349	27,012	297%

Income Statement - Consolidated

Brazilian GAAP

R$ thousand	3Q 2007	3Q 2006	2Q 2007	Chg. 3Q07/3Q06
Net Revenues	**3,630,317**	**3,127,387**	**3,379,268**	16%
Domestic Market	3,036,250	2,304,161	2,788,488	32%
Export Market	594,067	823,226	590,780	-28%
COGS	(2,287,045)	(1,932,667)	(2,176,840)	18%
Gross Profit	**1,343,272**	**1,194,720**	**1,202,428**	12%
Gross Margin %	**37%**	**38%**	**36%**	-1 p.p.
Operating Income (Expenses)	(204,683)	(173,153)	(187,615)	18%
Selling	(58,640)	(65,671)	(56,424)	-11%
General and Administrative	(75,546)	(68,662)	(76,042)	10%
Others, Net	(70,497)	(38,820)	(55,149)	82%
EBIT	**1,138,589**	**1,021,567**	**1,014,813**	11%
EBIT Margin %	**31%**	**33%**	**30%**	-2 p.p.
Financial Result	12,882	(91,148)	61,367	-114%
Financial Income	68,420	77,466	79,477	-12%
Financial Expenses	(55,538)	(168,614)	(18,110)	-67%
Equity Income	5,967	109,211	(16,048)	-95%
Operating Result	**1,157,438**	**1,039,630**	**1,060,132**	11%
Non-Operating Income	(2,619)	2,287	10,488	-215%
Profit Before Taxes	**1,154,819**	**1,041,917**	**1,070,620**	11%
Income Tax / Social Contribution	(389,623)	(321,666)	(262,017)	21%
Income before Minority Interests	**765,196**	**720,251**	**808,603**	6%
Minority Interests	(7,303)	(5,664)	(6,292)	29%
Net Income	**757,893**	**714,587**	**802,311**	6%
Net Margin	**21%**	**23%**	**24%**	-2 p.p.
Net Income per thousand shares	3.45474	3.25734	3.65721	6%
EBITDA	**1,375,084**	**1,227,767**	**1,233,404**	12%
EBITDA Margin %	**37.9%**	**39.3%**	**36.5%**	-1,4 p.p.
Depreciation	178,874	172,999	176,835	3%
Provisions	57,621	33,201	41,756	74%

Income Statement - Consolidated

Brazilian GAAP

R$ thousand	9M 2007	9M 2006	Chg. 9M07/9M06
Net Revenues	**10,345,655**	**9,138,384**	13%
Domestic Market	8,443,409	6,770,586	25%
Export Market	1,902,246	2,367,798	-20%
COGS	(6,655,731)	(6,042,178)	10%
Gross Profit	**3,689,924**	**3,096,206**	19%
Gross Margin	**36%**	**34%**	+2 p.p.
Operating Income (Expenses)	(572,141)	(443,327)	29%
Selling	(175,263)	(201,602)	-13%
General and Administrative	(225,136)	(203,303)	11%
Others, Net	(171,742)	(38,422)	347%
EBIT	**3,117,783**	**2,652,879**	18%
EBIT Margin	**30%**	**29%**	+1 p.p.
Financial Result	82,773	(287,144)	-129%
Financial Income	195,642	120,528	62%
Financial Expenses	(112,869)	(407,672)	-72%
Equity Income	2,571	98,806	-97%
Operating Result	**3,203,127**	**2,464,541**	30%
Non-Operating Income	7,743	14,265	-46%
Profit Before Taxes	**3,210,870**	**2,478,806**	30%
Income Tax / Social Contribution	(989,348)	(699,758)	41%
Income before Minority Interests	**2,221,522**	**1,779,048**	25%
Minority Interests	(19,493)	(15,799)	23%
Net Income	**2,202,029**	**1,763,249**	25%
Net Margin	**21%**	**19%**	+2 p.p.
Net Income per thousand shares	10.03762	8.03751	25%
EBITDA	**3,786,126**	**3,182,279**	19%
EBITDA Margin	**36.6%**	**34.8%**	+1,8 p.p.
Depreciation	532,458	515,836	3%
Provisions	135,885	13,564	902%

Cash Flow

Brazilian GAAP

R$ thousand	Parent Company 3Q 2007	Parent Company 3Q 2006	Consolitaded 3Q 2007	Consolitaded 3Q 2006
Operating Activities				
Net Income (Loss) in the Period	767,678	716,900	757,893	714,587
Financial Expenses and Monetary Var/Net Exchge Var	14,150	25,942	(853)	116,918
Depreciation, Exhaustion and Amortization	70,027	65,361	179,104	172,875
Investment Write-offs (Decrease in Permanent Assets)	91	407	350	411
Equity in the Results of Subsidiaries/Associated Companies	(367,172)	(377,951)	(5,967)	(109,211)
Dividend Income from Subsidiaries	27,698	0	26,387	0
Income Tax and Social Contribution	207,241	173,996	389,623	321,667
Provisions	11,787	90,017	37,958	96,324
Adjustment for Minority Participation	0	0	7,303	5,664
Total	**731,500**	**694,672**	**1,391,798**	**1,319,235**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	39,837	3,972	98,985	108,182
Increase (Decrease) in Inventories	22,448	(43,703)	(46,191)	(200,785)
Increase (Decrease) in Recovery of Taxes	584	41	(29,673)	9,252
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	102,925	62,327	109,710	83,806
Increase (Decrease) in Judicial Deposits	(80,532)	(5,996)	(84,387)	(10,533)
Increase (Decrease) in Accounts Receivables Affiliated Companies	2,054	(53,750)	0	13,560
Others	(238)	2,050	(8,995)	(128,829)
Total	**87,078**	**(35,059)**	**39,449**	**(125,347)**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	73,528	3,149	121,854	48,324
Amounts Owed to Affiliated Companies	(112,030)	(35,635)	(125,115)	(12,755)
Customers Advances	(530)	(8,485)	(17,500)	(88,399)
Tax Payable	(1,016)	(4,819)	(8,080)	(33,376)
Income Tax and Social Contribution	(234,711)	(121,513)	(283,750)	(237,996)
Others	43,116	9,155	(23,355)	(50,348)
Total	**(231,643)**	**(158,148)**	**(335,946)**	**(374,550)**
Cashflow Generated from Operating Activities	**586,935**	**501,465**	**1,095,301**	**819,338**
Financial Activities				
Inflow of Loans and Financing	112,036	1,737	232,511	412,166
Payment of Loans, Financing and Debentures	(140,769)	(177,812)	(322,830)	(393,386)
Interest paid on Loans, Financ., Debent.and taxes payable in	(19,989)	(19,461)	(72,158)	(74,869)
Swap Operation Redemptions	0	(54,599)	(25,790)	(314,214)
Dividends Paid	(501,677)	(350,953)	(501,750)	(356,210)
Net Funds from Financial Activities	**(550,399)**	**(601,088)**	**(690,017)**	**(726,513)**
Investment Activities				
(Additions) in Long-term Investments	0	0	0	0
(Additions) to Permanent Assets, except Deferred Charges	(229,875)	(73,998)	(385,060)	(134,117)
(Additions) Right off of permanent assets	0	0	0	0
Funds Used for Investments	**(229,875)**	**(73,998)**	**(385,060)**	**(134,117)**
Exchange Variation of Cash and Cash Equivalents	**(10,411)**	**(1,751)**	**(27,153)**	**(239)**
Cash Balance Change	**(203,750)**	**(175,372)**	**(6,929)**	**(41,531)**
At the Beginning of the Period	1,620,622	861,629	3,117,970	2,041,976
At the End of the Period	1,416,872	686,257	3,111,041	2,000,445

Cash Flow

Brazilian GAAP

R$ thousand	Parent Company		Consolitaded	
	9M 2007	9M 2006	9M 2007	9M 2006
Operating Activities				
Net Income (Loss) in the Period	2,211,410	1,752,194	2,202,029	1,763,249
Financial Expenses and Monetary Var/Net Exchge Var	17,370	110,584	(32,713)	(7,988)
Depreciation, Exhaustion and Amortization	208,734	195,811	532,646	515,712
Investment Write-offs (Decrease in Permanent Assets)	3,683	522	4,029	562
Equity in the Results of Subsidiaries/Associated Companies	(912,321)	(710,934)	(2,571)	(98,806)
Dividend Income from Subsidiaries	147,809	0	91,800	0
Income Tax and Social Contribution	492,559	356,625	989,348	699,759
Provisions	(5,235)	34,360	53,295	17,501
Adjustment for Minority Participation	0	0	19,493	15,799
Total	**2,164,009**	**1,739,162**	**3,857,356**	**2,905,788**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	184,941	23,366	107,436	137,850
Increase (Decrease) in Inventories	(125,243)	70,938	(86,865)	(129,894)
Increase (Decrease) in Recovery of Taxes	(19,468)	(21,188)	(71,407)	(4,748)
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	98,001	56,393	91,253	112,131
Increase (Decrease) in Judicial Deposits	(115,654)	(13,697)	(124,197)	(47,230)
Increase (Decrease) in Accounts Receivables Affiliated Companies	5,367	500,610	0	294,780
Others	(59,515)	20,874	(94,245)	(121,335)
Total	**(31,571)**	**637,296**	**(178,025)**	**241,554**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	134,452	51,628	201,077	54,974
Amounts Owed to Affiliated Companies	(175,586)	2,180	(175,434)	(3,144)
Customers Advances	(881)	(152)	37,395	26,132
Tax Payable	13,946	6,082	58,710	12,557
Income Tax and Social Contribution	(359,003)	(449,715)	(694,456)	(857,788)
Others	17,983	(26,627)	40,316	22,322
Total	**(369,089)**	**(416,604)**	**(532,392)**	**(744,947)**
Cashflow Generated from Operating Activities	**1,763,349**	**1,959,854**	**3,146,939**	**2,402,395**
Financial Activities				
Inflow of Loans and Financing	190,624	3,963	470,749	957,890
Payment of Loans, Financing and Debentures	(254,624)	(364,964)	(786,587)	(1,018,039)
Interest paid on Loans, Financ., Debent.and taxes payable in installments	(52,894)	(52,518)	(205,429)	(221,751)
Swap Operation Redemptions	0	(313,982)	(235,319)	(777,744)
Dividends Paid	(998,992)	(887,700)	(1,010,563)	(906,474)
Net Funds from Financial Activities	**(1,115,886)**	**(1,615,201)**	**(1,767,149)**	**(1,966,118)**
Investment Activities				
(Additions) in Long-term Investments	0	(527,320)	0	(262,029)
(Additions) to Permanent Assets, except Deferred Charges	(470,199)	(193,484)	(900,505)	(365,208)
(Additions) Right off of permanent assets	0	0	0	0
Funds Used for Investments	**(470,199)**	**(720,804)**	**(900,505)**	**(627,237)**
Exchange Variation of Cash and Cash Equivalents	**(34,886)**	**(19,511)**	**(89,306)**	**260,751**
Cash Balance Change	**142,378**	**(395,662)**	**389,979**	**69,791**
At the Beginning of the Period	1,274,494	1,081,919	2,721,062	1,930,654
At the End of the Period	1,416,872	686,257	3,111,041	2,000,445

Balance Sheet - Assets

Brazilian GAAP - R$ thousand

Assets	Parent Company 30-sep-07	Parent Company 31-dec-06	Consolidated 30-sep-07	Consolidated 31-dec-06
Current Assets	3,994,535	3,873,112	8,055,989	7,582,233
Cash and Cash Equivalents	1,416,872	1,274,494	3,111,041	2,721,062
Trade Accounts Receivable	823,679	1,008,620	1,688,620	1,796,055
Taxes Recoverable	55,573	36,105	170,260	98,853
Inventories	1,373,491	1,248,248	2,629,658	2,542,793
Deferred Income Tax & Social Contrb'n	57,540	155,541	189,246	256,836
Other Securities Receivables	267,380	150,104	267,164	166,634
Long-Term Receivable	789,236	709,513	1,227,921	1,133,673
Deferred Income Tax & Social Contrb'n	347,336	347,336	517,309	540,972
Deposits at Law	369,886	254,232	550,261	426,064
Taxes Recoverable	33,792	16,147	92,832	40,572
Others	38,222	91,798	67,519	126,065
Permanent Assets	10,765,549	9,761,535	10,608,912	10,259,583
Investments	7,095,061	6,348,829	1,702,882	1,762,748
Property, Plant and Equipment	3,670,488	3,412,706	8,883,913	8,471,965
Deferred	-	-	22,117	24,870
Total Assets	15,549,320	14,344,160	19,892,822	18,975,489

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP - R$ thousand

Liabilities and Shareholders' Equity	Parent Company 30-sep-07	Parent Company 31-dec-06	Consolidated 30-sep-07	Consolidated 31-dec-06
Current Liabilities	1,276,865	1,647,754	2,731,848	3,175,786
Loans and Financing and Taxes Payable in Installments	161,420	290,382	480,094	760,903
Suppliers, Subcontractors and Freight	384,751	250,299	726,121	525,044
Taxes, Charges and Payroll Taxes	322,012	193,943	624,294	388,658
Related Companies	130,272	252,108	55,976	228,747
Financial Instruments	2,714	7,185	125,620	246,907
Actuarial Liability	71,818	-	75,615	9,124
Dividends Payable	9,443	503,129	11,628	508,709
Others	194,435	150,708	632,500	507,694
	-	-	-	-
Long-Term Liabilities	2,106,425	2,236,480	4,930,159	5,283,632
Loans and Financing and Taxes Payable in Installments	597,743	628,555	2,114,017	2,446,796
Related Companies	6,478	60,228	6,494	9,157
Provision for Contingencies	605,550	569,583	1,131,604	1,053,957
Actuarial Liability - Caixa	831,772	899,904	1,191,072	1,250,432
Deferred Income Tax & Social Contrb'n	60,847	64,845	266,575	254,652
Actuarial Liability - Femco	4,035	10,533	210,156	258,843
Others	-	2,832	10,241	9,795
Minority Interests	-	-	116,061	98,040
Shareholders' Equity	12,166,030	10,459,926	12,114,754	10,418,031
Capital	5,400,000	5,400,000	5,400,000	5,400,000
Reserves	4,554,620	2,557,962	4,512,725	2,502,570
Revenues from Fiscal Year	2,211,410	2,501,964	2,202,029	2,515,461
Total Liabilities and Shareholders' Equity	15,549,320	14,344,160	19,892,822	18,975,489

Companhia Siderúrgica Paulista - COSIPA

Income Statement - Consolidated

Brazilian GAAP (Corporate Law)

R$ thousand	3Q 2007	3Q 2006	2Q 2007	Chg. % 3Q07/3Q06	9M 2007	9M 2006	Chg. % 9M07/9M06
Net Revenues	**1,574,194**	**1,381,511**	**1,520,031**	**14**	**4,490,897**	**3,729,499**	**20**
Domestic Market	1,223,557	862,083	1,190,668	42	3,387,628	2,477,211	37
Export Market	350,637	519,428	329,363	(32)	1,103,269	1,252,288	(12)
COGS	(1,043,754)	(872,746)	(1,108,966)	20	(3,123,702)	(2,611,202)	20
Gross Profit	**530,440**	**508,765**	**411,065**	**4**	**1,367,195**	**1,118,297**	**22**
Gross Margin	34%	37%	27%	-3 pp	30%	30%	+0 pp
Operating Income (Expenses)	**(57,149)**	**(57,315)**	**(72,037)**	**(0)**	**(181,050)**	**(109,251)**	**66**
Selling	(16,266)	(19,429)	(18,528)	(16)	(53,530)	(51,412)	4
General and Administrative	(17,737)	(16,492)	(17,919)	8	(51,287)	(42,741)	20
Others, Net	(23,146)	(21,394)	(35,590)	8	(76,233)	(15,098)	405
EBIT	**473,291**	**451,450**	**339,028**	**5**	**1,186,145**	**1,009,046**	**18**
EBIT Margin	30%	33%	22%	-3 pp	26%	27%	-1 pp
Financial Result	11,490	(74,651)	14,952	(115)	37,421	(155,866)	(124)
Operating Result	484,781	376,799	353,980	29	1,223,566	853,180	43
Non-Operating Income	636	(481)	(496)	(232)	(424)	(1,436)	(70)
Profit Before Taxes	**485,417**	**376,318**	**353,484**	**29**	**1,223,142**	**851,744**	**44**
Income Tax / Social Contribution	(158,318)	(132,942)	(126,988)	19	(417,295)	(291,396)	43
Minority Interests	(1,467)	(1,804)	(1,844)	(19)	(5,180)	(4,465)	16
Net Income	**325,632**	**241,572**	**224,652**	**35**	**800,667**	**555,883**	**44**
EBITDA	**578,065**	**548,520**	**444,200**	**5**	**1,491,163**	**1,272,398**	**17**
EBITDA Margin	37%	40%	29%	-3 pp	33%	34%	-1 pp

Companhia Siderúrgica Paulista - COSIPA
Cash Flow
Brazilian GAAP (Corporate Law)

R$ thousand	Consolitaded		Consolitaded	
	2Q 07	2Q 06	1H 07	1H 06
Operating Activities				
Net Income (Loss) in the Period	325,632	241,572	800,667	555,883
Financial Expenses and Monetary Var/Net Exchge Var	(14,963)	99,161	(28,476)	178,571
Depreciation, Exhaustion and Amortization	94,217	94,579	282,643	281,217
Investment Write-offs (Decrease in Permanent Assets)	(960)	103	(829)	136
Income Tax and Social Contribution	158,318	132,942	417,295	291,396
Provisions	29,766	6,036	50,911	(8,865)
Others adjustments	1,467	1,804	5,180	4,465
Total	**593,477**	**576,197**	**1,527,391**	**1,302,803**
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	(37,288)	(124,097)	(81,933)	(41,788)
Increase (Decrease) in Inventories	(4,661)	(134,031)	86,083	(177,010)
Increase (Decrease) in Recovery of Taxes	(9,959)	(1,382)	(48,696)	(4,303)
Increase (Decrease) in Judicial Deposits	(1,014)	(1,842)	(5,878)	(29,313)
Others	26,526	(1,519)	29,908	17,933
Total	**(26,396)**	**(262,871)**	**(20,516)**	**(234,481)**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	65,605	32,894	58,807	42,633
Amounts Owed to Affiliated Companies	(37,358)	0	0	(570)
Tax Payable	(9,040)	(24,601)	45,093	5,782
Income Tax and Social Contribution	(108,163)	(78,922)	(317,111)	(293,238)
Others	5,014	5,502	(46,883)	(4,936)
Total	**(83,942)**	**(65,127)**	**(260,094)**	**(250,329)**
Cashflow Generated from Operating Activities	**483,139**	**248,199**	**1,246,781**	**817,993**
Financial Activities				
Inflow of Loans and Financing	73,093	365,557	114,448	847,683
Payment of Loans, Financing and Debentures	(152,926)	(162,013)	(436,724)	(508,191)
Interest paid on Loans, Financ., Debent.and tax installments	(46,753)	(55,699)	(129,244)	(141,780)
Swap Operation Redemptions	(25,793)	(259,470)	(205,680)	(442,021)
Dividends Paid	(73)	(543)	(1,562)	(2,020)
Others	(6,753)	(7,941)	(20,926)	(26,371)
Net Funds from Financial Activities	**(159,205)**	**(120,109)**	**(679,688)**	**(272,700)**
Investment Activities				
(Additions) to Permanent Assets, except Deferred Charges	(148,076)	(47,494)	(307,640)	(139,200)
Funds Used for Investments	**(148,076)**	**(47,494)**	**(307,640)**	**(139,200)**
Exchange Variation of Cash and Cash Equivalents	**(7,984)**	**(16)**	**(24,604)**	**(15,898)**
Cash Balance Change	**167,874**	**80,580**	**234,849**	**390,195**
At the Beginning of the Period	1,145,395	897,181	1,078,420	587,566
At the End of the Period	1,313,269	977,761	1,313,269	977,761

Companhia Siderúrgica Paulista - COSIPA
Balance Sheet - Assets
Brazilian GAAP (Corporate Law) - R$ thousand

Assets	Consolidated 30-sep-07	Consolidated 31-dec-06
Current Assets	**3,080,773**	**2,934,486**
Cash and Cash Equivalents	1,313,269	1,078,420
Trade Accounts Receivable	568,345	608,743
Taxes Recoverable	43,206	20,650
Inventories	987,259	1,073,342
Deferred Income Tax & Social Contrb'n	97,313	96,266
Other Securities Receivables	71,381	57,065
Long-Term Receivable	**298,688**	**292,215**
Deferred Income Tax & Social Contrb'n	72,552	89,391
Deposits at Law	146,934	137,943
Taxes Recoverable	48,222	23,838
Others	30,980	41,043
Permanent Assets	**4,553,542**	**4,483,762**
Investments	131	131
Property, Plant and Equipment	4,534,117	4,460,307
Deferred	19,294	23,324
Total Assets	**7,933,003**	**7,710,463**

Companhia Siderúrgica Paulista - COSIPA
Balance Sheet - Liabilities and Shareholders' Equity
Brazilian GAAP (Corporate Law) - R$ thousand

Liabilities and Shareholders' Equity	Consolidated 30-sep-07	Consolidated 31-dec-06
Current Liabilities	**1,110,809**	**1,250,325**
Loans and Financing and Taxes Payable in Installments	232,448	404,920
Suppliers, Subcontractors and Freight	302,373	280,926
Taxes Payable in Installments	86,570	42,525
Income Tax and Social Contribution	161,637	95,500
Salaries	83,175	74,360
Financial Instruments	59,065	188,719
Actuarial Liability	3,797	9,124
Dividends Payable	121,182	86,850
Others	60,562	67,401
Long-Term Liabilities	**2,553,468**	**2,876,792**
Loans and Financing and Taxes Payable in Installments	1,494,506	1,850,310
Provision for Contingencies	459,092	419,247
Actuarial Liability	304,587	295,815
Financial Instruments	110,359	146,304
Deferred Income Tax & Social Contrb'n	176,948	160,449
Others	7,976	4,667
Minority Interests	**35,951**	**32,241**
Shareholders' Equity	**4,232,775**	**3,551,105**
Capital	2,037,814	2,037,814
Reserves	1,513,291	1,513,291
Revenues from Fiscal Year	681,670	-
Total Liabilities and Shareholders' Equity	**7,933,003**	**7,710,463**

Sales Volume Breakdown - Consolidated

Thousand tons	3Q 2007		3Q 2006		2Q 2007		Chg. 3Q07/3Q06	9M 2007		9M 2006		Chg. 9M07/9M06
TOTAL SALES	2,094	100%	1,971	100%	1,980	100%	6%	6,010	100%	5,953	100%	1%
Heavy Plates	478	23%	464	24%	488	25%	3%	1,428	24%	1,272	21%	12%
Hot Coils/Sheets	598	29%	551	28%	535	27%	9%	1,670	28%	1,665	28%	0%
Cold Coils/Sheets	527	25%	473	24%	530	27%	11%	1,585	26%	1,501	25%	6%
Electrogalvanized Coils	68	3%	57	3%	67	3%	19%	198	3%	180	3%	10%
Hot Dip Galvanized Coils	91	4%	92	5%	103	5%	-1%	291	5%	305	5%	-5%
Processed Products	80	4%	79	4%	79	4%	1%	222	4%	238	4%	-7%
Slabs	252	12%	255	13%	178	9%	-1%	616	10%	792	13%	-22%
DOMESTIC MARKET	1,615	77%	1,346	68%	1,511	76%	20%	4,511	75%	3,944	66%	14%
Heavy Plates	409	20%	274	14%	411	21%	49%	1,180	20%	746	13%	58%
Hot Coils/Sheets	551	26%	498	25%	485	24%	11%	1,489	25%	1,459	25%	2%
Cold Coils/Sheets	418	20%	352	18%	378	19%	19%	1,158	19%	1,084	18%	7%
Electrogalvanized Coils	57	3%	50	3%	56	3%	14%	161	3%	148	2%	9%
Hot Dip Galvanized Coils	88	4%	83	4%	94	5%	6%	269	4%	247	4%	9%
Processed Products	49	2%	49	2%	47	2%	0%	137	2%	134	2%	2%
Slabs	43	2%	40	2%	40	2%	8%	117	2%	126	2%	-7%
EXPORTS	479	23%	625	32%	469	24%	-23%	1,499	25%	2,009	34%	-25%
Heavy Plates	69	3%	190	10%	77	4%	-64%	248	4%	526	9%	-53%
Hot Coils/Sheets	47	2%	53	3%	50	3%	-11%	181	3%	206	3%	-12%
Cold Coils/Sheets	109	5%	121	6%	152	8%	-10%	427	7%	417	7%	2%
Electrogalvanized Coils	11	1%	7	0%	11	1%	57%	37	1%	32	1%	16%
Hot Dip Galvanized Coils	3	0%	9	0%	9	0%	-67%	22	0%	58	1%	-62%
Processed Products	31	1%	30	2%	32	2%	3%	85	1%	104	2%	-18%
Slabs	209	10%	215	11%	138	7%	-3%	499	8%	666	11%	-25%

Net Revenues per tonne - USIMINAS + COSIPA

R$ / t.	3Q 07	2Q 07	1Q 07	4Q 06	3Q 06	2Q 06	1Q 06	4Q 05	3Q 05	2Q 05	1Q 05
Total	1,667	1,628	1,593	1,567	1,537	1,419	1,379	1,396	1,635	1,800	1,836
Heavy Plates	2,017	1,942	1,888	1,823	1,644	1,591	1,645	1,807	2,009	2,031	2,034
Hot Coils/Sheets	1,467	1,361	1,347	1,354	1,356	1,294	1,239	1,340	1,445	1,673	1,654
Cold Coils/Sheets	1,679	1,593	1,557	1,601	1,633	1,550	1,485	1,512	1,610	1,834	1,922
Electrogalvanized Coils	2,104	2,072	2,068	2,004	2,089	1,987	1,943	2,052	2,191	2,253	2,291
Hot Dip Galvanized Coils	2,210	2,120	2,106	2,044	2,069	1,934	1,861	2,095	2,094	2,195	2,289
Processed Products	1,933	1,834	1,939	1,876	1,996	1,812	1,766	1,982	2,078	2,296	2,342
Slabs	798	780	829	851	955	656	692	644	803	1,052	1,081

Sectorial Sales - Consolidated

Thousand tonnes	3Q 07		3Q 06		2Q 07		1Q 07		Chg. 3Q07/3Q06
Domestic Market	1,615	100%	1,346	100%	1,511	100%	1,385	100%	20%
Auto	208	13%	179	13%	213	14%	185	13%	16%
Autoparts	320	20%	245	18%	275	18%	240	17%	30%
Shipbuilding	17	1%	12	1%	12	1%	12	1%	44%
Line Pipes	109	7%	72	5%	133	9%	115	8%	51%
Small Diameter Pipes	103	6%	114	8%	115	8%	80	6%	-9%
Packaging	24	1%	24	2%	21	1%	21	2%	1%
Household Appliances	32	2%	28	2%	31	2%	33	2%	14%
Civil Construction	89	6%	81	6%	80	5%	82	6%	10%
Electrical Equipment	71	4%	62	5%	66	4%	63	5%	15%
Distributors	358	22%	299	22%	351	23%	292	22%	20%
Industrial Equipment	75	5%	69	5%	133	9%	110	8%	9%
Others	209	13%	161	12%	82	5%	153	11%	30%

Market Share - Usiminas System (*)

(% volume)

	9M07 (*)	2006 (*)	2005 (*)	2004 (*)	2003 (*)
DOMESTIC MARKET	52 %	52 %	53 %	55 %	60 %
Auto	60 %	59 %	59 %	55 %	62 %
Autoparts	61 %	62 %	59 %	62 %	67 %
Shipbuilding	100 %	100 %	100 %	100 %	100 %
Electrical Equipment	72 %	65 %	66 %	63 %	58 %
Household Appliances	36 %	38 %	33 %	36 %	44 %
Line Pipes	92 %	98 %	94 %	98 %	95 %
Small Diameter Pipes	38 %	54 %	54 %	60 %	68 %
Packaging	13 %	13 %	14 %	15 %	16 %
Civil Construction	36 %	40 %	44 %	48 %	58 %
Distributors	43 %	42 %	44 %	51 %	59 %

(*) Defined by USIMINAS, Cosipa, CSN, Acesita and Arcelor markets.
Source: IBS

Loans and Financing by Index - Consolidated

R$ million	30-sep-07 Short Term	30-sep-07 Long Term	30-sep-07 TOTAL	31-dec-06 TOTAL	Chg. Sep07/Dec06
TOTAL DEBT					
Foreign Currency (*)	364,895	1,710,455	2,075,350	2,555,308	-19%
IGP-M	0	0	0	116,553	-100%
TJLP	76,358	286,244	362,602	373,043	-3%
Others	17,228	6,953	24,181	14,202	70%
Sub-Total	458,481	2,003,652	2,462,133	3,059,106	-20%
Debentures	0	0	0	0	0%
Sub-Total	458,481	2,003,652	2,462,133	3,059,106	-20%
Taxes Payable in Installments	21,613	110,365	131,978	148,593	-11%
TOTAL	480,094	2,114,017	2,594,111	3,207,699	-19%
FEMCO	3,797	270,121	273,918	273,417	0%
TOTAL DEBT	483,891	2,384,138	2,868,029	3,481,116	-18%
Cash and Cash Equivalents			3,111,041	2,721,062	14%
NET DEBT			(243,012)	760,054	-132%

(*) 91.8% of total foreign currency is denominated in US dollars

Financial Income - Consolidated

R$ million	3Q 2007	3Q 2006	2Q 2007	Chg. 3Q073Q06	2007	2006	Var. 2007 / 2006
Monetary Effects	(9,055)	(21,271)	(29,259)	-57%	(54,236)	(39,224)	38%
Exchange Variation	45,866	5,106	92,691	798%	201,683	136,974	47%
Hedge Income (Expenses)	(14,877)	(34,370)	(36,469)	-57%	(80,768)	(242,803)	-67%
Interest on Loans, Financing, ACC's and Pre-Payment	(49,426)	(76,098)	(52,323)	-35%	(161,651)	(212,876)	-24%
Financial Income	81,806	62,509	116,226	31%	272,592	184,228	48%
Other Financial Expenses	(41,432)	(27,024)	(29,499)	53%	(94,847)	(113,443)	-16%
NET INTEREST INCOME	12,882	(91,148)	61,367	-114%	82,773	(287,144)	-129%



USIMINAS

ADVANCED TECHNOLOGY FOR PRODUCING STEEL AND BENEFITING LIVES

Usiminas adheres to Bovespa's Level I of Differentiated Corporate Governance Practices

Belo Horizonte, October 11, 2007 – Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS has the pleasure to announce that it has adhered to the São Paulo Stock Exchange's (Bovespa) Level I of Differentiated Corporate Governance Practices. USIM3, USIM5 and USIM6 will be traded at Level I as of October 11, 2007.

By adhering to the Level I corporate governance segment of Bovespa, Usiminas underlines and discloses its commitment, and starts benefiting from a more transparent stock market.

###

Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS is an integrated steel producer, with consolidated net revenues of R$ 12.4 billion in 2006. The USIMINAS System, has an annual production capacity of 9.5 million tonnes of raw steel and occupies a position of leadership in the domestic flat steel market in the automobile industry, auto parts, agricultural and highway machinery sectors, electrical and electronic equipment segments and large-diameter pipe industry.

Contacts:

www.usiminas.com.br

Tel: (55 31) 3499-8710

Bruno Seno Fusaro
brunofusaro@usiminas.com.br

Luciana Valadares dos Santos
lsantos@usiminas.com.br

Matheus Perdigão Rosa
mprosa@usiminas.com.br

Gilson Rodrigues Bentes
gilson@cosipa.com.br

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A – USIMINAS
CNPJ/MF 60.894.730/001-05
NIRE 313.000.1360-0

NOTICE TO SHAREHOLDERS

Interest on Capital

We hereby notify our Shareholders that the Board of Directors, pursuant to deliberations made in its meeting held on November 7, 2007, "ad referendum" of the General Shareholders Meeting, approved the proposal for distribution to shareholders, pursuant to the Corporate Bylaws and current law, profits referrring to the second half of the present year, the amount of R$ 314,001 million as complementary Interest on Capital, entitling each ordinary share to **R$ 1.36437** and each preferred share to **R$ 1.50081**, calculated based on the Company's current number of shares and that will be added to the calculation of the minimum mandatory dividend for 2007, according to the terms of § 5º of art. 24 of the Corporate Bylaws.

The payment date will be defined by the Board of Directors at the general shareholders' meeting on March 26, 2008, which will deliberate on the Financial Statements of 2007.

Income withholding tax of 15% (fifteen percent) will be deducted in compliance with the applicable legal exceptions.

The shares will be negotiated "ex-interest" as of December 28, 2007.

Paulo Penido Pinto Marques
CFO and Investor Relations Director

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A – USIMINAS
CNPJ/MF 60.894.730/001-05
NIRE 313.000.1360-0

NOTICE TO SHAREHOLDERS

STOCK DIVIDEND

We hereby inform the shareholders that the Board of Directors, at a meeting held on this date, "ad referendum: of the Extraordinary General Shareholders' Meeting, which will take place on November 27 of this year, approved a capital increase of USIMINAS amounting to R$ 2,700,000,000.00, which increases from R$ 5,400,000,000.00 to R$ 8,100,000,000.00, through the capitalization of Reserves, with issuance of new shares, and a credit of 1 (one) new bonus share for each group of 2 (two) shares held. The date of performance and capitalization of the reserves of any type will be November 27, 2007.

The unit cost attributed to the bonus shares is R$ 23.969551 in conformity with subparagraph 1 of art. 25 of IN/SRF 25/2001, of which, for the purpose of income tax, this unit cost attributed to the new shares, may be added to the cost of company issued shares already held by the shareholders.

COMPLEMENTARY INFORMATION

We would also like to inform that as of November 28, 2007, the negotiations of these shares in the stock exchange will be made ex-bonus.

Possible fractions resulting from the stock dividend will be auctioned at the stock exchange and the corresponding amount will be automatically paid on December 19, 2007. The shareholders who have a bank account at the BRADESCO bank or OTHER BANKS and who inform us of this condition, will be paid automatically on the first payment date and will receive the notice of credit. All others, who have duly registered their addresses but have not informed us of the bank for receipt, will receive via mail a NOTICE FOR RECEIPT – PAYMENT FROM UNCERTIFICATED SHARES form which must be presented to a Bradesco branch of their choice along with an identification document and the CPF individual taxpayers' registry card in order to receive the payment. In the event of a shareholder not receiving the NOTICE OF CREDIT or the NOTICE FOR RECEIPT, the shareholder must go to a BRADESCO branch to receive the payment and update their registration data. The payments related to the shares deposited in custody of the Brazilian Company of Liquidation and Custody (CBLC) will be paid to the entity and the DEPOSIT BROKERS will be in charge of transferring them to the title shareholders.

Additional information can be obtained from the Investor Relations Department at 31. 3499-8710 or via email: investidores@usiminas.com.br

Belo Horizonte, November 07, 2007

PAULO PENIDO PINTO MARQUES
CFO and Investor Relations Director

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ/MF[1] 60.894.730/0001-05
NIRE 313.000.1360-0
Publicly-traded Company

Minutes of Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS, held at the company's headquarters, located at Rua Professor José Vieira de Mendonça, 3011, in Belo Horizonte, Capital of State of Minas Gerais, on November 7, 2007, at 9:00 a.m.

Quorum - Bertoldo Machado Veiga, Chairman; other board members: Albano Chagas Vieira, Antônio Luiz Benevides Xavier, Gabriel Stoliar, Hidemi Kawai, Humberto Eudes Vieira Diniz, Iuki Iriyama, José Olímpio da Silva, Marcelo Pereira Malta de Araújo, Rinaldo Campos Soares (presiding officer), Toshimi Sugiyama and Wilson Nélio Brumer.
The following persons also attended the meeting: Alternates - José James Mendes Pessoa and Shinya Higuchi; Officers Paulo Penido Pinto Marques and Hiroyuki Nakagawa; Controllership Superintendent - João Lucas Ferraz Dungas; General Secretary – Juventino Moraes da Franca.

Deliberations Summary

2007 Consolidated Earnings: After explanation on the steel industry dynamics and outlook for the current year (economic scenario and flat-rolled steel market), the consolidated earnings until the third quarter of year 2007 as compared to the same period in 2006 were analyzed. Highlights: R$10.3 billion net revenue (Usiminas, Cosipa and others), R$3.8 billion EBITDA, R$2.2 billion net profit, respectively 13%, 19% and 25% over last year. During the third quarter in 2007, the consolidated net profit reached R$ 758 million, up 6% over the same quarter of last year.

Progress of the Development Plans: The progress of the growth of the Ipatinga and Cubatão mills, since the meeting held in August 2006, regarding the new coke plant (battery 5), of the thermoelectric power plant, increase in heavy plate rolled products, AF2 top pressure recovery turbine, dredging of the Piaçaguera basin and canal and LTQ2.

2008 Corporate Planning: The Corporate Scenarios and Planning for the next fiscal year, including the 2008 budget, were presented based on documents that had already been forwarded to Board Members. During Budget approval, the Board recommended that US dollar-based data be adjusted to an average R$1.80 and not R$1.95, as provided for in the budget proposal.

2008 Meeting Schedule: The Board of Directors meeting schedule for 2008 was approved. The meetings will be held at the company's headquarters on the following dates: March 26 (Wednesday), May 7 (Wednesday), August 13 (Wednesday), November 5 (Wednesday) and December 10 (Wednesday).

Usiparts: **BDMG financing backed by Usiminas:** The Board authorized the Executive Board to render surety in the name of controlled company Usiparts S/A – Sistemas Automotivos, in financing operations to be contracted with Banco de Desenvolvimento de Minas Gerais S/A – BDMG, within the Finame/BNDES scope, up to R$13,300,000.00 (thirteen million and three hundred thousand Brazilian reais).

---

1 Translator's note: CNPJ/MF stands for enrollment with Brazilian Tax Authorities.

Capital Increase and Share dividends: The Board, based on the proposal of the Executive Board, approved: (i) the increase of capital stock in R$ 2,700,000,000.00 resulting from the incorporation of reserves, increasing the number of shares; (ii) the bonus in Common and Preferred stock, classes "A" and "B", at the rate of 50% for each share held. Consequently, the capital stock, *ad referendum* the Extraordinary Shareholders' Meeting, will be R$ 8,100,000,000.00, divided into 337,928,730 shares, of which 168,420,228 common stock, 168,922,469 class "A" preferred stock and 586,033 class "B" preferred stock, all book-entry shares, with no par value. As from November 28, 2007, the share negotiations in the stock exchange will be made ex-bonus.
Extraordinary Shareholders' Meeting: The Board decided that on November 27, 2007, at 3:00 p.m. an Extraordinary Shareholders' Meeting will be held to deliberate on increase in capital stock and share dividends, approved during the present meeting, with the resulting amendment of the caput of article 5 of the Bylaws. It will also be part of the agenda the election of Mr. Toshimi Sugiyama to become effective member of the Board of Directors, confirming the appointment made during the Board of Directors meeting on August 8, 2007, to replace former member Kenichi Asaka.
Early dividend distribution: The Board, *ad referendum* the General Meeting, approved the proposal to distribute to shareholders, under the terms of the Bylaws and the corporate law in effect, the amount of R$ 314.001 million, as interest on own capital, complementary, at the rate of R$1.36437 per common stock (ON) and R$1.50081 per preferred stock (PN). The figures are calculated based on the current number of shares of the company and will be added to the calculation of the compulsory minimum dividend. The payment date will be deliberated during a meeting to be held on March 26, 2008, to the holders of such shares on December 27, 2007. The credit will be accounted for on December 28, 2007.
Usiminas System investment plan funding: The Board, by approving the Executive Board proposal, authorized the raising of part of funds to cover Usiminas System investments included for the period 2008/2012, in the following modes and conditions: (i) simple book-entry debentures, one-single series, non-convertible into shares, between R$400 million and RS$ 500 million, five-year maturity, amortization in the 4th and 5th years, operation to be led by Banco Bradesco de Investimentos; (ii) EUROBONDS, worth between US$ 300 million and US$ 400 million, ten-year maturity, amortization on maturity, to be led by UBS and JP Morgan; (iii) Inter-American Development Bank (IDB), in the maximum value of US$400 million, terms: Tranche A – 8 to 10 years, Tranche B – 6 to 8 years, grace period between 2 and 4 years.
Compliance with IFRS: Approval of the schedule for the company to adopt the IFRS standards in its consolidated financial statements, in order to anticipate by one year the deadline set by CVM Ruling 457/2007, which is 2010.
Communications: (i) The objectives and the schedule to set up the new logistics plan, prepared by the company teams and assisted by the international consulting firm Accenture were shown; (ii) reported recent Usiminas accomplishments: (a) inclusion in the Dow Jones Sustainability Index (the only Brazilian steel producer and the third worldwide to be included in the index); (b) "Value Creators Report", referring to Usiminas as the 5th company in the world in value creation and the 2nd in the mining and base industry sector; (c) adhesion to the São Paulo Stock Exchange's Level 1, as of October 11, 2007; (d) award from *Revista Mercado Comum*, ranking the company as the winner in 7 categories in the State of Minas Gerais; (e) achievement of European Automotive Steel Seal, making it the

first Brazilian company to receive ELV (End of Life Vehicles) seal, which certifies our products as environmentally friendly.

Human Resources Committee: The Board of Directors approved the replacement of Member Shinya Higuchi by Member Toshimi Sugiyama in the Human Resources Committee.

The meeting was adjourned as there was nothing further to be deliberated. The respective minutes in Book CA-02 were drawn up, with the signature of the Board Members and the General Secretary.

Bertoldo Machado Veiga
Chairman

Albano Chagas Vieira
Gabriel Stoliar
Humberto Eudes Vieira Diniz
José Olímpio da Silva
Rinaldo Campos Soares
Wilson Nélio Brumer

Antônio Luiz Benevides Xavier
Hidemi Kawai
Iuki Iriyama
Marcelo Pereira Malta de Araújo
Toshimi Sugiyama
General Secretary

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ/MF1 60.894.730/0001-05
NIRE 313.000.1360-0
Publicly Traded Company

Extraordinary Shareholders' Meeting
Call Notice

The shareholders are hereby called to a meeting scheduled for December 27, 2007 at 3:00 pm for an Extraordinary Shareholders' Meeting at the headquarters of the company, in this capital city, at Rua Professor José Vieira de Mendonça, 3011, 6th floor, room 23, to deliberate on:

1. the establishment of the 2nd Securities Distribution Program totaling up to R$ 2,000,000,000.00 (two billion reais) and the definition of its characteristics (the "Program");
2. the authorization for the executive officers of the company to: (a) take all the measures needed to file the Program at the Securities and Exchange Commission (CVM) and at other relevant entities, (b) negotiate the debenture indenture model (c) negotiate and sign all and any documents related to the Program, (d) contract the financial institutions involved in the securities distribution system to aid in the implementation of the Program, and (e) ratify all initiatives related to the Program and the Issuance that have been taken in the past by the executive officers;
3. the approval of the 4th issuance of debentures of the company and the 1st in the scope of the Program amounting to R$ 500,000,000.00 (five hundred million reais), through the issuance of up to 5,000 (five thousand) simple subordinated debentures, one single series, with a par value of R$ 100,000.00 (one hundred thousand reais) and 5-year maturity, for public distribution under the Program and the approval of the general characteristics of the issuance; and
4. the appointment of the matters mentioned in subparagraph 1 of article 59 of Law no. 6,404 of December 15, 1976 to the Board of Directors of the company to deliberate on certain conditions of the 1st issuance of debentures under the Program;
5. the ratification of the decisions taken by the Board of Directors in relation to the Program and the Issuance.

Belo Horizonte, December 10, 2007

Bertoldo Machado Veiga
Chairman of the Board of Directors

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ/MF1 60.894.730/0001-05
NIRE 313.000.1360-0
Publicly Traded Company

EXTRAORDINARY SHAREHOLDERS' MEETING

The Meeting was held on November 27, 2007 at 3:00 p.m. at the headquarters of the company, located at Rua Prof. José Vieira de Mendonça, 3,011, in the city of Belo Horizonte, capital of Minas Gerais state. The meeting began with a number of shareholders above the legally required quorum. The matters were chaired by: Chairman Rinaldo Campos Soares, Secretary Juventino Moraes da Franca. The Meeting was called through a notice published in November 2007 in the following newspapers: **Minas Gerais**, Caderno I (days 10, 13 and 14 - pages 40, 51 and 44, respectively), **Estado de Minas** (days 09, 12 e 13 - pages 22, 07 e 23, respectively) and **Gazeta Mercantil** (days 09, 12 and 13 - pages A/15, A/4/ and A/9, respectively), in order to deliberate on the following matters: 1 - a capital stock increase of R$ 2,700,000,000.00 through the incorporation of reserves, increasing the number of shares; 2 – stock dividend of Common and Preferred "A" and "B" class shares at the proportion of 50% for each share; 3 – as a result of 1 and 2, an amendment to be made to the caput of art. 5 of the Bylaws, increasing the capital stock to R$ 8,100,000,000.00, divided into 337,928,730 shares, of which 168,420,228 are common, 168,922,469 are preferred class "A" and 586,033 are preferred class "B," all book-entry shares, with no par value; 4 – election of an effective member of the Board of Directors, to complete the mandate up to the General Shareholders' Meeting of 2008, to replace former board member Kenichi Asaka. **DELIBERATIONS – (all unanimous) 1 –** a capital increase of R$ 2,700,000,000.00 through the incorporation of reserves was approved, of which R$ 149,523,867.20 from the fiscal Incentive reserves, R$ 1,682,017,824.69 from the reserve for surplus amounts deriving from the underwriting of shares, both capital reserves, and the remaining R$ 868,458,308.11 from the reserve for Investment and working capital – profit reserves, with an increase in the number of shares; **2** – the common and preferred class "A" and "B" stock dividend at the proportion of 50% for each share was approved; **3** – as a result of the deliberations above, the alteration of the caput of art. 5 of the Bylaws was approved to include the new capital stock, which increased from R$ 5,400,000,000.00 to R$ R$ 8,100,000,000.00, broken down into 337,928,730 common shares, 168,420,228 preferred class "A" shares and 586,033 preferred class "B" shares, all book-entry shares. The caput of art. 5 of the Bylaws will hereafter read as follows: ***"Art. 5 - The capital stock of the Company totals R$ 8,100,000,000.00 (eight billion and one hundred million reais), divided into 337,928,730 shares, of which 168,420,228 common stock, 168,922,469 class "A" preferred stock and 586,033 class "B" preferred stock, all book-entry shares, with no par value."*** **4** – The effective member of the Board of Directors of the Company, who was elected to replace former board member Kenichi Asaka, to complete the mandate up to the General Shareholders' Meeting of 2007, was Mr. Toshimi Sugiyama, Japanese, married, economist, passport no. TZ-0412892, resident of Japan at 6-3, Otemachi, 2-chome,

---

1fn

Juventino Moraes da Franca
OAB/MG – 6.174

Chyoda-ku, Tokyo, 100-8071. In this item, the PREVI shareholders and part of the funds managed by Citibank N.A. and HSBC CTVM S/A abstained. With nothing further to be deliberated, the meeting was adjourned and the minutes were drawn up, containing a summary of the occurrences, which, after being approved, were signed by the Members and the Shareholders in attendance. Belo Horizonte, November 27, 2007. **CHAIRMAN Rinaldo Campos Soares; Secretary Juventino Moraes da Franca. SHAREHOLDERS:**

Juventino Moraes da Franca
OAB/MG – 6.174

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ/MF1 60.894.730/0001-05
NIRE 313.000.1360-0

NOTICE TO SHAREHOLDERS

Share Dividends and Interest on Own Capital

We inform Shareholders that the Extraordinary Shareholders' Meeting of USINAS SIDERÚRGICAS DE MINAS GERAIS S/A – USIMINAS held on this date approved the capital increase of R$ 2,700,000,000.00, through the incorporation of reserves, increasing the number of shares. The stock dividend of common and preferred "A" and "B" class shares at the proportion of 50% for each share was approved and, as a result, the caput art. 5 of the Company's Bylaws was changed, increasing the capital stock to R$ 8,100,000,000.00, divided into 337,928,730 shares, of which 168,420,228 are common shares, 168,922,469 preferred class "A" shares and 586,033 preferred class "B" shares, all book-entry shares, with no par value.

As a result of the abovementioned, the distribution to the shareholders of R$ 314.001 million, in the form of Interest on Own Capital, complementary, as pursuant to the terms of the Bylaws and the law in effect, deriving from the net profit of the 2nd half/2007, approved by the Board of the company on November 7, 2007, *ad referendum* of the General Shareholders' Meeting, is broken down as follows: each common share will receive **R$ 0.90958** and each preferred share **R$ 1.00054**, which will be added to the calculation of the minimum mandatory dividend for the 2007 fiscal year, in accordance with the terms of paragraph 5 of art. 24 of the Bylaws.

The payment date will be defined by the Board at the annual shareholders' meeting on March 26, 2008, which will deliberate on the Financial Statements of 2007. The shareholders who hold shares on December 27, 2007 will be entitled to the abovementioned benefit.
The Withholding Tax of 15% (fifteen percent) will be deducted in compliance with the legal exceptions.
The shares will be negotiated "ex-interest" as of December 28, 2007.

Belo Horizonte, November 27, 2007

Paulo Penido Pinto Marques
CFO and Investor Relations Director

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ/MF1 60.894.730/0001-05
NIRE 313.000.1360-0
Publicly Traded Company

Summary of the Extraordinary Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS, held on December 10, 2007, at 11:00 am.

Quorum - Bertoldo Machado Veiga, Chairman; other board members: Albano Chagas Vieira, Antônio Luiz Benevides Xavier, Hidemi Kawai, Humberto Eudes Vieira Diniz, José Olímpio da Silva, Marcelo Pereira Malta de Araújo, Rinaldo Campos Soares, Shinya Higuchi, Toshimi Sugiyama and Wilson Nélio Brumer.

The following persons also attended the meeting: Executive officers Paulo Penido Pinto Marques and Hiroyuki Nakagawa; General Secretary Juventino Moraes da Franca.

Deliberations Summary

Debentures – The Securities Distribution Program was approved based on CVM Instruction no. 400 of December 29, 2003 for a total of R$ 2 billion, *ad referendum* of the Extraordinary Shareholders' Meeting scheduled for December 27, 2007.

Budget - The Revenue and Expense Budget for 2008 was approved.

Hot Strip Line - The project for the construction of the new Hot Strip Line at the mill of Companhia Siderúrgica Paulista – COSIPA was approved.

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ/MF1 60.894.730/0001-05
NIRE 313.000.1360-0
Publicly Traded Company

Minutes of the extraordinary meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS, held at the Company's office in São Paulo/SP, at Rua do Café 277 – Torre A, 9th floor, Ed. Centro Empresarial do Aço, in the district of Jabaquara, on December 10, 2007 at 11 a.m..

Quorum - Bertoldo Machado Veiga, Chairman; other board members: Albano Chagas Vieira, Antônio Luiz Benevides Xavier, Hidemi Kawai, Humberto Eudes Vieira Diniz, José Olímpio da Silva, Marcelo Pereira Malta de Araújo, Rinaldo Campos Soares, Shinya Higuchi, Toshimi Sugiyama and Wilson Nélio Brumer.

The following executives also attended the meeting: Executive officers Paulo Penido Pinto Marques and Hiroyuki Nakagawa; General Secretary Juventino Moraes da Franca.

Deliberations Summary

Debentures – The Board, in response to the Officers' proposal, approved the Securities Distribution Program based on CVM Instruction no. 400 dated December 29, 2003, for a total of R$ 2 billion.

As a result, the Board authorized the Officers to: (a) take the measures needed to file the Program at CVM and at other relevant entities, (b) negotiate the debenture indenture model (c) negotiate and sign all and any documents related to the Program, (d) contract the financial institutions involved in the securities distribution system to assist in the Program implementation, and (e) ratify all activities related to the Program and the Issuance that were conducted in the past by the Officers;

The Board approved also the 1st issuance of debentures within the scope of the Program, amounting to R$ 500 million, with the following characteristics: Issuance of up to 5,000 simple subordinated debentures, one-single series, with a par value of R$ 100 thousand and 5-year maturity for public distribution. The Program will be taken for deliberation to the Extraordinary Shareholders' Meeting scheduled for December 27, and in which the matters of subparagraph 1 of article 59 of Law no. 6.404 dated December 15, 1976 will be granted to the Board of Directors of the company, to deliberate about certain conditions of the 1st issuance of debentures within the scope of the Program. These conditions will be established at the extraordinary meeting of the Board of Directors appointed hereby to be held on February 15, 2008.

Budget – The reviewed Revenue and Expenses Budget for 2008 was approved in accordance with the recommendations made by the Board at the meeting held on November 7, 2007, based on a dollar rate of R$ 1.80.

Hot Strip Line/HSL - The project for the construction of the New Hot Strip Line at the mill of Companhia Siderúrgica Paulista – COSIPA was approved. The new Hot Strip Line will be implemented in stages: For the 1st stage, of 2.3 Mt, the estimated capex is US$ 1 billion, with a forecast to startup operations in 2010 (the Board recommended that the Officers attempted to work with a capex under US$ 1 billion); for the 2nd stage, of 3.7 Mt, the capex is estimated at US$ 290 million, with a forecast to startup operations in 2015. In the area of pickling and scarfing, the estimated capex is US$ 140 million.
2008 Calendar – By consensus, the date of the annual meeting to be held in May 2008 was changed from 7 (Wednesday) to May 14 (Wednesday).
With nothing further to be deliberated, the meeting was adjourned and the minutes were drawn up in Book CA-2, which was signed by the members of the Board in attendance and by the General Secretary. São Paulo, December 10, 2007.

2013 JUL -1 A 8:-3

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ/MF1 60.894.730/0001-05
NIRE 313.000.1360-0
Publicly Traded Company

Extraordinary Shareholders' Meeting
Call Notice

The shareholders are hereby called to a meeting scheduled for December 27, 2007 at 3:00 pm for an Extraordinary Shareholders' Meeting at the headquarters of the company, in this capital city, at Rua Professor José Vieira de Mendonça, 3011, 6th floor, room 23, to deliberate on:

1. the establishment of the 2nd Securities Distribution Program totaling up to R$ 2,000,000,000.00 (two billion reais) and the definition of its characteristics (the "Program");
2. the authorization for the executive officers of the company to: (a) take all the measures needed to file the Program at the Securities and Exchange Commission (CVM) and at other relevant entities, (b) negotiate the debenture indenture model (c) negotiate and sign all and any documents related to the Program, (d) contract the financial institutions involved in the securities distribution system to aid in the implementation of the Program, and (e) ratify all initiatives related to the Program and the Issuance that have been taken in the past by the executive officers;
3. the approval of the 4th issuance of debentures of the company and the 1st in the scope of the Program amounting to R$ 500,000,000.00 (five hundred million reais), through the issuance of up to 5,000 (five thousand) simple subordinated debentures, one single series, with a par value of R$ 100,000.00 (one hundred thousand reais) and 5-year maturity, for public distribution under the Program and the approval of the general characteristics of the issuance; and
4. the appointment of the matters mentioned in subparagraph 1 of article 59 of Law no. 6,404 of December 15, 1976 to the Board of Directors of the company to deliberate on certain conditions of the 1st issuance of debentures under the Program;
5. the ratification of the decisions taken by the Board of Directors in relation to the Program and the Issuance.

Belo Horizonte, December 10, 2007

Bertoldo Machado Veiga
Chairman of the Board of Directors

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ/MF1 60.894.730/0001-05
NIRE 313.000.1360-0
Publicly Traded Company

EXTRAORDINARY SHAREHOLDERS' MEETING

The Meeting was held on December 27, 2007 at 3:00 p.m. at the company's headquarters company located at Rua Prof. José Vieira de Mendonça, 3,011, in the city of Belo Horizonte, capital of Minas Gerais state. The meeting began with a number of shareholders above the legal quorum. The President of the Fiscal Council of the company, Mr. José Ruque Rossi, also attended the meeting. The matters were chaired by: Chief Executive Officer Rinaldo Campos Soares; Secretary Juventino Moraes da Franca. The Meeting was called through a notice published in December 2007 in the following newspapers: **Minas Gerais**, Caderno I (days 11, 12 and 13 – respectively on pages 68, 44 and 79), **Estado de Minas** (days 11, 12 and 13 – respectively on pages 19, 14 and 09) and **Gazeta Mercantil** (days 11, 12 and 13 – respectively on pages A11, A7 and A7), in order to resolve the following matters: 1. the establishment of the 2nd Securities Distribution Program amounting up to R$ 2,000,000,000.00 (two billion real), and the definition of its characteristics (the "2nd Program"); 2. the approval of the 4th debenture issuance of the company and the 1st under the Program, totaling up to R$ 500,000,000.00 (five hundred million real), through the issuance of up to 5,000 (five thousand) simple subordinated debentures, one single series, with a par value of R$ 100,000.00 (one hundred thousand real) and five-year maturity counting from their issuance date, for public distribution under the Program, and the approval of the general characteristics of the issuance; 3. the appointment of the matters mentioned in paragraph 1 or article 59 of Law no. 6,404 issued on December 15, 1976 to the Board of Directors of the company to deliberate on certain conditions of the 1st issuance of debentures under the Program; 4. the ratification of the decisions taken by the Board of Directors regarding the Program and the Issuance; and 5. authorization for the Board of the company to: (a) take the measures needed to file the Program at the Brazilian Securities and Exchange Commission (CVM) and at other relevant entities, (b) negotiate the debenture indenture model, (c) negotiate and sign all and any documents related to the Program, (d) contract the financial institutions involved in the securities distribution system to aid in the implementation of the Program, and (e) ratify all activities related to the Program and the Issuance that have been taken in the past by the executive officers; DELIBERATIONS – The matters of the agenda were discussed and put to vote and the following decisions were taken unanimously by those present: 1. Approve the implementation of the 2nd Securities Distribution Program aiming at enabling the company to make future public securities distribution offerings in accordance with the terms of article 11 onwards of CVM Instruction 400, which will run for no more than 2 (two) years counting from their filing at CVM. Under the 2nd Program, only simple non-convertible unsecured debentures or with collateral or subordinated guarantee will be issued. The 2nd Program will be implemented at up to R$ 2,000,000,000.00 (two billion real), of which

Juventino Moraes da Franca
OAB/MG – 6.174

the total value of the public offerings to be made under the 2nd Program is limited to this amount. 2. Approve the creation of the 4th Issuance of Debentures of the company. The 1st will be carried out under the 2nd Program (the "Issuance" and the "Debentures") for public distribution under the terms of CVM Instruction no. 400 of December 29, 2003, with the amendment (the "Offer" and "CVM Instruction 400"), subject to registration with CVM with the following characteristics: **(a) Total Value of the Issuance:** The value of the Issuance will be R$ 500,000,000.00 (five hundred million real); (b) **Additional Lot and Supplementary Lot:** The company may raise the amount of the Issuance by up to 20% (twenty percent) as set forth in the terms of paragraph 2 of article 14 of CVM Instruction no. 400 (the "Additional Lot") and may grant to the institution leading the mediation of the Offer, at the discretion of the latter, the possibility of distributing a supplementary lot of Debentures, in case of increased demand, by up to 15% (fifteen percent) of the Total Value of the Issuance (the "Supplementary Lot") under the terms of article 24 of CVM Instruction no. 400 with the same conditions and price of the originally offered Debentures, (c) **Serial Numbers:** the Issuance will be carried out in one-single series; **(d) Unit Par Value:** the unit par value of the Debentures will be R$ 100,000.00 (one hundred thousand real) on the date of issuance; **(d) Number of Debentures:** 5,000 (five thousand) Debentures with the possibility of increasing the number of Debentures through the Additional Lot and the Supplementary Lot; **(e) Underwriting Price and Form of Payment:** The underwriting price of the Debentures will be the Unit Par Value corrected *pro rata temporis* starting on the Date of Issuance up to the effective full payment date (as defined below). The Debentures will be paid in cash, in local currency, according to the rules of liquidation applicable to CETIP and CBLC at the act of underwriting; **(f) Convertibility of Shares:** the Debentures will be simple and non-convertible; **(g) Kind:** the Debentures will be of the subordinated kind; **(h) Form:** the Debentures will be nominative and book shares, without the issuance of warrants or certificates; the proof of ownership of the Debentures will be through the deposit account statement of the Debentures opened in the name of the debenture holder, issued by the depositary institution of the Debentures; **(i) Maturity Period:** The Debentures will mature 5 (five) years after the date of issuance; **(j) Optional Acquisition:** The Issuer may, at any time, acquire Debentures on the market for a price equal or lower than their unit par value plus the remuneration (as defined below) calculated *pro rata temporis* from the Date of Issuance or the preceding date of remuneration until the date of their effective payment according to the terms of the second paragraph of article 55 of the Stock Corporation Act. The Debentures that are the object of such acquisition may be cancelled, kept in the treasury of the Issuer or placed once again on the market; **(k) Transaction:** The Debentures will be allowed for trade on the primary market in the Securities Distribution System ("SDT") managed by the CETIP – Custody and Settlement ("CETIP") based on the policies and guidelines set by the National Association of Financial Market Institutions ("ANDIMA") and the debentures will be cleared and put under the custody of CETIP or in the BOVESPAFIX Trading System of the São Paulo Stock Exchange ("BOVESPAFIX") according to its norms and procedures and, in the latter case, subject to the controls of compensation and liquidation of the Brazilian Clearing and Depository Corporation ("CBLC"). The Debentures will be registered for trade in the secondary market in the (i) National Debenture System ("SND"), managed by CETIP based on the policies and guidelines set by ANDIMA and the debentures will be cleared and put under the custody of CETIP and/or (ii) BOVESPAFIX of the São Paulo Stock Exchange under the custody of CBLC in accordance with its norms and procedures. The Debentures will be subject to the controls for clearing and liquidation of CETIP and/or CBLC, according to the case;

(l) Late-payment Fees: In the event of late payment of any amount due to the titleholders of the Debentures, the late charges will be subject to a late-payment fee of 2% (two percent) over the amount due and delinquent interest of 1% (one percent) a month, calculated from the date of the default up to the date of the effective payment, on the amount due regardless of warning, notice or in-court or out-of-court summons in addition to the expenses incurred for the collection; **(m) Remuneration:** The Debentures will earn interest at the rate to be defined in the Bookbuilding procedure taking into account the limit of the rate corresponding to 100% (one hundred percent) of the accumulated variation of the average overnight rate for Interbank Deposits for a day, calculated and announced daily by CETIP in the daily newsletter available on the Internet (http://www.cetip.com.br) ("DI Rate") plus a maximum spread of up to 0.45% (forty-five hundredths of a percent) a year, base 252 (two hundred and fifty-two) business days ("Maximum Rate") applicable on the Unit Par Value not yet amortized in the terms of the Issuance Record, as of the Issuance Date up to the last payback date coinciding with the Maturity Date and paid at the end of each capitalization period (the "Remuneration"). At the end of the Bookbuilding, the Board of Directors of the Issuer will ratify the remuneration applicable to the Debentures defined in the Bookbuilding procedure. 1. Approve the assignment of the matters referred to in paragraph 1 of article 59 of Law no. 6,404 of December 15, 1976, as amended, granting the Board of Directors to make decisions concerning (i) the ratification of the interest rate defined in the Bookbuilding process; (ii) the opportunity of issuance; (iii) the time and conditions of maturity, amortization or redemption; (iv) the time and conditions of the payment of interest and the reimbursement premium, if applicable; (v) the form of underwriting or placement; and (vi) the financial indicators to be followed by the company including but not limited to: (a) total debt by EBITDA; and (b) EBITDA by financial expenses, of which the Board of Directors, if it deems applicable, may delegate the transaction, definition and establishment of the referred indicators, to the executive officers. For the purpose of article 30 of CVM Instruction 400, the maintenance of the Offer is not conditioned to the minimum amount of underwritten and paid-in Debentures or a minimum amount of proceeds to be raised by the company through the Offer. 2. Ratify all activities related to the Program and the Issuance that have been taken by the Board of Directors in the past up to the current date. 3. Authorize the Management of the company to: (a) take the measures needed to file the Program at CVM and at other relevant entities, (b) negotiate the debenture indenture model, (c) negotiate and sign all and any documents related to the Program, (d) contract the financial institutions involved in the securities distribution system to aid in the implementation of the Program, and (e) ratify all activities related to the Program and the Issuance, that have been taken in the past by the executive officers up to the current date. The abstention of funds Capital World Growth and Income Fund Inc. is registered. With nothing further to be deliberated, the meeting was adjourned and the minutes drawn up, containing a summary of the occurrences, which, after being approved, were signed by the Members and the Shareholders in attendance.

Belo Horizonte, December 27, 2007

Juventino Moraes da Franca
OAB/MG – 6.174

BOARD – Chief Executive Officer Rinaldo Campos Soares - Secretary Juventino Moraes da Franca. SHAREHOLDERS:

Nippon Usiminas Co. Ltd.; Nippon Steel Corporation; Camargo Corrêa S/A; Camargo Corrêa Cimentos S/A; Construções e Comércio Camargo Corrêa S/A; Companhia Vale do Rio Doce; Votorantim Participações S/A; Carlos Jorge Loureiro; Caixa dos Empregados da Usiminas (Usiminas' Employee Fund); Caixa de Previdência dos Func. do Banco do Brasil – PREVI (private pension entity of Banco do Brasil Employees); MC Development do Brasil Ltda; João Lucas Ferraz Dungas; Funds managed by HSBC CTVM S/A; Funds managed by Citibank N.A; Metal One Corporation;

Nippon Usiminas Co. Ltd.
Nippon Steel Corporation
Camargo Corrêa S.A.
Camargo Corrêa Cimentos S.A.
Construções e Comércio Camargo Corrêa S.A.
Companhia Vale do Rio Doce
Votorantim Participações S.A.
Carlos Jorge Loureiro
Caixa dos Empregados da Usiminas
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI
MC Development do Brasil Ltda.
Metal One Corporation
João Lucas Ferraz Dungas
Funds Managed by HSBC CTVM S.A.
Funds Managed by Citibank N.A.

Juventino Moraes da Franca
OAB/MG – 6.174



USIMINAS

ADVANCED TECHNOLOGY FOR PRODUCING STEEL AND BENEFITING LIVES

Usiminas receives investment grade rating from Moody's

Belo Horizonte, December 27, 2007 – Moody's Investors Service upgraded the senior unsecured foreign currency debt ratings of USIMINAS - Usinas Siderúrgicas de Minas Gerais S.A. and COSIPA - Companhia Siderúrgica Paulista to Baa3 from Ba1. Simultaneously, Moody's assigned issuer ratings of Baa3 on its global scale and Aaa.br on its Brazilian national scale to Usiminas and withdrew its corporate family ratings, which have been replaced with the newly assigned issuer ratings. The ratings outlook is stable.

Usiminas is the first Brazilian steel maker to be assigned an investment grade rating by Moody's. The company had already attained investment grade status with Standard & Poor's and Fitch.

The ratings upgraded are as follows:

- US$ 175 million foreign currency notes due 2009 issued by Cosipa, guaranteed by Usiminas
- US$ 200 million senior unsecured foreign currency notes due 2016 issued by Cosipa Commercial Ltd., jointly guaranteed by Usiminas and Cosipa
- US$ 500 million senior unsecured global MTN program

The rating action reflects the continued improvement in Usiminas' debt protection metrics and liquidity position. In Moody's view, Usiminas has enough room in its balance sheet to increase leverage to finance its US$ 7 billion multi-year investment program.

Usiminas' Baa3 rating is supported by its competitive production costs on a global basis and the track record of its plants having consistently operated at almost-full capacity, and by its risk-averse management. The stable outlook reflects Moody's expectation that Usiminas will continue to report healthy operating margins in the near term while executing its investment program with financial discipline, which includes the maintenance of leverage as measured by total adjusted debt to EBITDA below 2.5x, moderate payout of dividends and healthy liquidity.

###

Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS is an integrated steel producer, with consolidated net revenues of R$ 12.4 billion in 2006. The USIMINAS System, has an annual production capacity of 9.5 million tonnes of raw steel and occupies a position of leadership in the domestic flat steel market in the automobile industry, auto parts, agricultural and highway machinery sectors, electrical and electronic equipment segments and large-diameter pipe industry.

Contacts:

www.usiminas.com.br

Tel: (55 31) 3499-8710

Bruno Seno Fusaro
brunofusaro@usiminas.com.br

Luciana Valadares dos Santos
lsantos@usiminas.com.br

Matheus Perdigão Rosa
mprosa@usiminas.com.br

Gilson Rodrigues Bentes
gilson@cosipa.com.br


USIMINAS

Usiminas records net profit of R$ 3.2 billion in 2007 and takes another strategic step towards vertical integration

Belo Horizonte, March 27, 2008 - Usinas Siderúrgicas de Minas Gerais S/A - Usiminas (BOVESPA: USIM3, USIM5, USIM6; OTC: USNZY; Latibex: XUSI; XUSIO) today releases its fourth quarter and 2007 results (4Q07 and 2007). Operational and financial information of the Company, except where otherwise stated, are presented based on consolidated figures, in reais, according to corporate law. All comparisons made in this release take into consideration the same period in 2006, except when stated otherwise.

The year of 2007 was a milestone for Usiminas. We achieved outstanding operating and sales results. Our net revenue totaled R$ 13.8 billion, EBITDA amounted to R$ 5.0 billion and net profit for the year was R$ 3.2 billion, respectively 11%, 15% and 26% higher than in 2006. These are, without a doubt, noteworthy results, a consequence of our strategic planning aimed at the growth and the strengthening of our company.

Another great achievement was the acquisition of the J. Mendes mining group, which will enable us from now on to fully control the entire steel production chain, from the mining of ore up to the processing of products. For the long-term strategy, we have given continuity to Usiminas System's expansion, in compliance with the Vision 2015 plan, with total investments above US$ 9 billion, the largest ever made in the Brazilian steel industry.

Along with the great results we received valuable recognition from Brazil and the world. We can highlight, among other acknowledgements, that in 2007 we formalized our adherence to level 1 of Corporate Governance of the São Paulo Stock Exchange (Bovespa), we became the only steel company in the Americas to be listed in the renowned Dow Jones Sustainability Index. We were also upgraded to the investment grade status by three of the most important rating agencies in the world, besides having been chosen as the best publicly traded company by the Association of Capital Markets Analysts and Professionals (APIMEC).

We are confident and optimistic towards the future. Now, at this new and promising level the Usiminas System will strengthen its upward path, whose dimensions will equal our wishes.

Statement of Rinaldo Campos Soares, CEO

Highlights

R$ million	4Q 2007	4Q 2006	3Q 2007	Chg. 4Q07/4Q06	2007	2006	Chg. 2007/2006
Total Sales Volume (000 t)	1,980	1,992	2,095	-0.6%	7,990	7,945	0.6%
Net Revenues	3,479	3,277	3,630	6.2%	13,825	12,415	11.4%
Gross Profit	1,198	1,171	1,343	2.3%	4,888	4,268	14.5%
Operating Result (EBIT) (a)	1,334	907	1,139	47.0%	4,452	3,560	25.0%
Financial Result	(89)	(45)	13	99.3%	(6)	(332)	
Net Income	970	752	758	28.9%	3,172	2,515	26.1%
EBITDA (b)	1,217	1,186	1,375	2.6%	5,003	4,368	14.5%
EBITDA MARGIM	35.0%	36.2%	37.9%	-1,2 p.p.	36.2%	35.2%	+1,0 p.p.
EBITDA (R$/t)	615	595	656	3.2%	626	550	13.9%
Total Assets	20,699	18,124	18,975	14.2%	20,699	18,124	14.2%
Net Debt	(952)	760	(104)		(952)	760	
Stockholders' Equity	12,474	10,418	12,115	19.7%	12,474	10,418	19.7%

(a) Earnings before interest, tax and participations.

(b) Earnings before interest, taxes, depreciation, amortization and participations.

Market Data

12/31/2007

Bovespa: USIM3 R$ 83.00 / ação
USIM5 R$ 81.50/ ação

USA/OTC: USNZY US$ 45.70

Latibex: XUSI € 31.26
XUSIO € 32.07

Conference Calls

03/28/2008

Portuguese - 9h00 (NY)

English - 11h00 (NY) / 12h00(Brasilia)

Webcast
www.usiminas.com.br/ir

Investor Relations

Bruno Seno Fusaro
Investor Relations Manger
Tel: (55 31) 3499 8856
brunofusaro@usiminas.com.br

www.usiminas.com.br

NÍVEL 1 ADR Level I Latibex

Further information:

- Market value on 12/31/07: **R$ 27.5 billion**
- Cash position as of 12/31/07: **R$ 4.0 billion**
- Net debt amortization in 2007: **R$ 232 million**
- Investments on fixed assets in 2007: **R$ 1.2 billion**

Economic Analysis and Outlook

Domestic Scenario

"Consumption dynamics and the increase in investments pave the way for a new market expansion"

Brazilian Economy

The year of 2007 was marked by the positive performance of the Brazilian economy, mainly leveraged by an expansion in domestic consumption and an increase of investments. Central Bank data shows that GDP rose 5.4%, a performance above that of the global growth average.

Family consumption power increased due to an expansion in agent population and in income, to interest rate decrease and, in particular, to credit expansion, which grew 27%.

As a result, investments rocketed, backed by a favorable macroeconomic scenario, leading companies to focus their efforts on increasing their production capacity, which can be verified by the surge in demand for new machinery and equipment (domestic and imported) during the year.

In the international scenario, where the spillover effects of the U.S. mortgage crisis on both the U.S. and the global economy took a toll, performance of emerging economies stood out, in particular of China, which in 2007 grew around 11%.

Demand for Flat Rolled Steel

Domestic demand for flat rolled steel in 4Q07 increased 22% over 4Q06, above that recorded in 2007 (+20%), when almost all the sectors posted excellent performance, especially those related to consumption, such as auto and appliances, as well as those linked to investments in infrastructure and capacity expansion (industrial equipment, road and agricultural equipment, large-diameter pipes and civil construction).

In the year as a whole and in line with the economic performance, sales recorded a growth of around 18% over 2006 in all sectors.

The highlight was the auto sector, which in 2007 posted a record production of around 2.97 million vehicles (figures from Brazil's automobile manufacturers' association - Anfavea). Domestic sales of vehicles, which reached 2.46 million units, were up 28% in comparison with 2006.

Another highlight is the growth of the large-diameter pipe sector, due to the development of oil and gas projects. Signs of recovery in the shipping industry, a strong recovery in the agricultural machinery sector and the good performance of the industrial equipment and civil construction sectors also reflect the sharp increase of investments in Brazil.

It is also worth mentioning the good performance of the appliances sector, favored by credit expansion and the increase of employment and income. The table below shows the evolution in 2007 by sector:

DEMAND GROWTH - In thousand tons			
SECTORS	2007	2006	Δ %
AUTOMOBILE	1,384.3	1149.7	20.4
AUTOPARTS	1,813.5	1,527.4	18.7
SHIPBUILDING	50.7	34.2	48.2
HIGHWAY EQUIPMENT	169.3	152.4	11.1
AGRICULTURAL MACHINERY	81.1	45.6	77.9
INDUSTRIAL EQUIPMENT	287.7	235.4	22.2
ELECTRONIC EQUIPMENT	376	374.2	0.5
DOMESTIC APPLIANCES	368.9	324.8	13.6
CIVIL CONSTRUCTION / SHAPES	1178.8	953.4	23.6
REROLLING	294.2	287.1	2.5
SMALL DIAMETER TUBES	1160.4	783.6	48.1
DISTRIBUTION	3,131.8	2,863.4	9.4
LARGE DIAMETER TUBES	516.9	326.8	58.2
OTHER	855.3	843.6	1.4
TOTAL	11,668.9	9,901.6	17.8

Outlook

Expectations for 2008 continue optimistic towards flat steel demand. According to the Brazilian Steel Institute (IBS), demand is expected to see another growth cycle for the third consecutive time, of around 9% to 10%. This growth is based on favorable economic conditions, namely credit expansion, inflation under control, wage increase and the high level of consumer and industry confidence.

International Scenario

"An increase in global demand and the hike in price of raw materials should sustain steel prices at high levels"

The year of 2007 represented a distinct cycle when compared to the two previous years.

In spite of the increase in global steel production and demand, of around 8%, volatility increased in the main consumer blocks.

U.S. demand was feeble during the first half, but managed to recover by the end of the year. European demand continued strong throughout the year as a result of the heating up of its economic activity. Asia, spurred on by the momentum of the Chinese market, recorded a rise in production and demand, however at a lesser pace than that of previous years.

In relation to the emerging market countries, the situation is solid in terms of steel demand, due to a pickup in their economies, such as those of countries that belong to the BRIC block (Brazil, Russia, India and China).

Outlook

The outlook for the global steel industry in 2008 is quite promising, despite the price hikes in the main raw materials.

There are two analyses for the current market behavior: the first, and most likely, is that, despite demand for steel in the U.S. has been affected for a year and a half by the slowdown in the pace of U.S. economic growth, prices have managed to remain high if compared with similar periods (1997 and 2001). Therefore, prices are expected to continue at these high levels throughout the period, offsetting costs increases and upholding the good margins of the sector.

The second is that the higher prices in the first half of the year may drop slightly in the second half due to the escalating U.S. crisis, which may affect economic activity in many countries.

It is only with time that the real impact on the global economy will be able to be effectively felt.

Negotiations for the deliveries for the first quarter and the signs that this will occur also in the second quarter point towards a trend of strong steel price hike, helped by the following factors:

- a harsh winter in China and its impact on energy production, along with the coal transport crisis and the availability of this essential ore, given that it is the base of power consumption of the population;
- the energy crisis in South Africa, which has limited the export of this product (the same is happening in Indonesia);
- coal supply setbacks in Australia caused by floods.

Therefore, the combination of these factors which affect the supply of essential raw materials for the production of steel and the balance between supply and demand lead us to believe that international steel prices will remain at high levels.

Raw Material and Freight

Iron ore

The heated growth in China and India over the past years due to heavy investments in base and infrastructure industries is behind the surge in demand and has strongly pressured prices of raw materials.

Chinese steel mills, which in 2007 were the first to close agreements with the mining companies (and which produced around 489 million tons of steel, over 36% of global production), once again headed the negotiations for 2008, leading to the increase that has already been set for the year.

Coal/Coke

The coal market follows undefined. The trend certainly points to a price hike, possibly the highest in its history in nominal terms. However, the exact figure is not known yet, since negotiations with the Australians and the Japanese have not yet taken place. The logistics difficulties in Australia continue, and have been aggravated by adverse weather conditions (due to the flooding of a series of mines as a result of strong rains in January, which has only added more pressure to a market that is already in turmoil).

As for the coke market, it continues pressured. The issuance of 9.6 million tons of export licenses was not enough to calm down the market, which is operating with high prices mainly due to the uncertainties that surround the Chinese supply. The increase in export tax to 25% from 15% was another factor that triggered this price hike, which clearly shows the government's interest to restrict exports.

Alloys and Refractories

The supply of alloys, metals and refractory in 4Q07 was normal, and the material facts were the 36% increase in the price of manganese ferroalloys and the 18% drop in the price of zinc, in comparison with 3Q07.

Freight

Ocean freight has dropped due to the beginning of use of new ships and fears of a possible U.S. recession. The volatility and total unpredictability of this market, however, makes an analysis of its future direction very difficult.

Steel Industry - Global and Brazilian Production

Global

According to data from IISI - International Iron and Steel Institute, global crude steel production in 4Q07 reached approximately 335.1 million tons, totaling 1,344.3 million tons in 2007, up 8% over 2006.

Asia accounted for 56% of production and China continued as the largest global producer, accounting for 36%. Chinese production reached around 489 million tons in 2007, up 16% over 2006.

Crude steel production in South America totaled 48.3 million tons in 2007, up 10% over that in 2006, and Brazil accounted for around 70%.

Brazilian

According to preliminary data from the Brazilian Steel Institute - IBS, approximately 8.8 million tons of crude steel were produced in 4Q07, totaling 33.8 million tons in 2007, up 9% over the volume recorded in the same period of 2006. Crude steel production of the Usiminas System accounted for 26% of this total.

Brazilian production of rolled steel (flat and long) reached 25.5 million tons in 2007, up 9% over the same period of 2006.

Usiminas System - Operational and Commercial Performance

Production (Crude Steel)

Thousand tons	4Q 2007	4Q 2006	3Q 2007	Chg. 4Q07/4Q06	Chg. 4Q07/3Q06	2007	2006	Chg. 2007/2006
Ipatinga Mill	1,110	1,173	1,151	-5%	-4%	4,461	4,616	-3%
Cubatão Mill	1,042	1,044	1,070	0%	-3%	4,214	4,154	1%
Total	2,152	2,217	2,221	-3%	-3%	8,675	8,770	-1%

Crude steel production of the Usiminas System reached 2.15 million tons in 4Q07, down 3% over 4Q06. In 2007, production volume reached 8.7 million tons, practically stable compared with 2006, with the Ipatinga and Cubatão mills working steadily throughout the year.

There were several records in production, and sales in 2007, at the same time as efforts to reduce costs and increase revenue of the mills kicked in.

The highlights of the year included:

- Development of new products, such as steel with high hardness levels and the capacity to absorb energy, for production of large-scale equipment and machinery for the oil industry;
- Recertification of the ISO 9001, ISO/TS 16949 and OHSAS 18.001 norms;
- Acquisition of another nine patents issued by the Brazilian Patent Office (INPI);
- Several awards in recognition of product quality.

On 12/31/07, the workforce of the two companies (Usiminas and Cosipa) totaled 13,810 employees.



Consolidated Sales (000 t)
1,910
1,971
2,011
2,170
1,768
1,829
1,770
1,981
1,954
2,028
1,971
1,992
1,936
1,980
2,095
1,980
28%
27%
29%
29%
22%
30%
31%
46%
38%
31%
32%
33%
28%
24%
23%
19%
72%
73%
71%
71%
78%
70%
69%
54%
62%
69%
68%
67%
72%
76%
77%
81%
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
Domestic Market
Export Market

"Steady sales and focus on Domestic Market. Market Share leadership"

Total Sales

Sales volume in 2007 reached 8.0 million tons, up 45 thousand tons over the sales in 2006. The retargeting of sales from the export market to the local market continued to be prioritized in order to keep up with the evolution of domestic demand for steel products. Sales to the local market in 4Q06 totaled 67% of the volume while in 4Q07 this percentage rose to 81%.

In 2007, sales to the domestic market accounted for a larger share than those in 2006 (77% as compared with 67%). As a result, export volumes decreased 29%.

Domestic Market

In 4Q07, sales reached 1.6 million tons, up 19% over 4Q06. Total sales in 2007 amounted to 6.1 million tons, up 16% over the volume sold in 2006.

Hot-rolled products topped the sales increase and grew 30% over 4Q06, followed by cold-rolled products (+21%), electro-galvanized products (+21%) and hot-dipped galvanized products (+11%).

The growth of the heavy plate volume was even higher (+41%) in 2007, due to the excellent performance of the large-diameter pipe, shipping, industrial and road equipment and civil construction sectors. The galvanized and cold rolled products, used in the auto sector (automobile and auto parts), grew 10% as a result of the excellent performance of this sector.

Market Share: The Usiminas System has maintained its leading position as supplier of flat steel to the main domestic market segments and ended the year with a total market share of **52%.**

Export Market

Exports totaled 377 thousand tons in 4Q07, down 42% over that in the same period of 2006. Total exports in 2007 amounted to 1.9 million tons, down 29% in comparison with 2006. It is a result of the Company's adjustment plan to prioritize the local market.

Sales Volume

Thousand tons	4Q 2007		4Q 2006		3Q 2007		Chg. 4Q07/4Q06	2007		2006		Chg. 2007/2006
Ipatinga Mill												
Domestic Market	955	89%	821	77%	933	85%	16%	3,538	84%	3,208	75%	10%
Export Market	116	11%	244	23%	170	15%	-52%	662	16%	1,077	25%	-39%
Total	1,071	100%	1,065	100%	1,103	100%	1%	4,200	100%	4,285	100%	-2%
Cubatão Mill												
Domestic Market	648	71%	523	56%	683	69%	24%	2,575	68%	2,080	57%	24%
Export Market	261	29%	404	44%	309	31%	-35%	1,215	32%	1,580	43%	-23%
Total	909	100%	927	100%	992	100%	-2%	3,790	100%	3,660	100%	4%
System												
Domestic Market	1,603	81%	1,344	67%	1,616	77%	19%	6,113	77%	5,288	67%	16%
Export Market	377	19%	648	33%	479	23%	-42%	1,877	23%	2,657	33%	-29%
Total	1,980	100%	1,992	100%	2,095	100%	-1%	7,990	100%	7,945	100%	1%

Sales Volume Mix - 4Q07



Ipatinga Mill
Expt 11%
Dom Mkt 89%
Cosipa Mill
Expt 29%
Dom Mkt 71%
System
Expt 19%
Dom Mkt 81%

Usiminas System Exports


4Q07
Thailand 8%
Taiwan 11%
Germany 24%
Others 8%
USA 9%
Argentina 13%
Spain 11%
Chile 5%
Mexico 11%


2007
Thailand 7%
Germany 22%
Índia 5%
Others 12%
Argentina 10%
USA 16%
Chile 4%
Taiwan 2%
Spain 9%
Mexico 11%
Venezuela 2%

Economic–Financial Performance

"Consistent results and net profit of R$ 3.2 billion, up 26% over 2006"

Net Revenue

Net revenue in 4Q07 reached R$ 3.5 billion, up 6% over 4Q06. In 2007, net revenue totaled R$ 13.8 billion, up 11% over 2006.

This performance is a result of higher prices, product mix improvement and a larger volume of domestic market sales (positive impact on net revenue of 24% in the year). As a result, revenue from exports fell 27% in comparison with 2006, influenced also by the devaluation of the U.S. dollar against the real at an average of 11.0% in 2007.

Net revenue per ton (related to the sales of the Ipatinga and Cubatão mills) totaled R$ 1,639 in 2007, up 11% over 2006.

Net Revenues Per-Ton (Usiminas + Cosipa)

	4Q07	4Q06	3Q07	2007	2006
Total DOM + EXP	1,666	1,567	1,667	1,639	1,476

Cost of Goods Sold (COGS)

The cost of goods sold (COGS) totaled R$ 2.3 billion in 4Q07, up 8% over 4Q06.

In 2007, COGS totaled R$ 8.9 billion, up approximately 10% over 2006.

These increases stemmed from prices adjustments of raw materials (although offset by foreign exchange gains from the appreciation of the real against the U.S. dollar), a larger volume of construction works and large-scale repairs, labor adjustments, consumption of slabs and heavy plates acquired.

Total per-ton COGS (related to the Ipatinga and Cubatão mills) in 4Q07 was R$1,148/ton and in 2007 was R$ 1,114/t.

Gross Profit

Gross profit in 4Q07 reached R$ 1.2 billion, up 2% over 4Q06. Gross margin decreased to 34% from 36% in 4Q06. Gross profit totaled R$ 4.9 billion in 2007, up 15% over 2006.

The increase in the average selling price per ton enabled a growth of one percentage point in the gross margin, to 35% in 2007 from 34% in 2006.

Operating Profit before financial expenses (EBIT)

Expenses and operating revenues declined quarter on quarter comparison. While in 4Q06 expenses accounted for R$ 264.3 million, in 4Q07 a revenue of R$ 135.4 million was posted. The main change is related to a non-recurring event from the reversal of ICMS and INSS tax contingencies worth R$ 250.0 million and the reclassification of actuarial liabilities from the pension fund to the financial expenses item amounting to R$ 125.0 million.

Expenses and operating profit in 2007 plunged 38% over 2006, to R$ 436.8 million from R$ 707.6 million.

As for the "Expense" variations, those related to **sales** fell 9% due to lower expenses with port fees as a result of the decline in export volume. **SG&A** increased 14% year on year as a result mainly of wage adjustments and new hirings. **Other operating revenues and expenses** amounted to a revenue of R$ 122.5 million in 2007, as compared with an expense of R$ 162.7 million posted in 2006.

This non-recurring variation is due to gains from the reversal of the ICMS and INSS tax contingencies mentioned above and also due to an inventory adjustment of R$ 72.0 million.

Operating profit before financial expenses and interest in 4Q07 amounted to R$ 1.3 billion, up 47% over 2006. Operating margin in 4Q07 reached 38% from 28% in 4Q06.

In 2007, operating profit before financial expenses and interest totaled R$ 4.5 billion, 25% above that of 2006. As a result, the operating margin increased by 3.6 percentage points in the annual comparison, ending the year at 32.3%.

EBITDA

EBITDA (profit before taxes, interest, participations, provisions, depreciation and amortization) in 4Q07 reached R$ 1.2 billion, up approximately 3%, while the EBITDA margin was 35%, one percentage point lower than in 4Q06.

In 2007, the EBITDA totaled R$ 5.0 billion, up 15% over 2006. The EBITDA margin was 36%, one percentage point above the margin of 2006. This improvement was due to higher average prices during the period and an improved sales mix.

Financial Result

Net financial expenses in 4Q07 totaled R$ 89 million and were impacted by the recognition, as of the 2007 fiscal year, of financial charges over the actuarial liabilities of the Usiminas Pension Fund.

This item totaled an expense of R$ 6.3 million, as compared with a significantly higher expense in 2006 of R$ 332 million, basically due to:

- A decrease in swap expenses of R$ 180.0 million.
- Gains from the adjustment of judicial deposits totaling R$ 73.0 million.
- Increase in gains from investments totaling R$ 76.0 million.
- Gains from a decrease in financial charges on debt of R$ 56.0 million.
- Exchange gains of R$ 84.0 million due to the appreciation of the real against the U.S. dollar.

The gains above were partially offset by the recognition of the actuarial debt of R$ 125.0 million related to the Usiminas Pension Fund, as of 4Q07.

Equity Income

Equity income from subsidiaries in 4Q07 totaled R$ 6.7 million, down from the R$ 51.3 million posted in 4Q06. The figure was R$ 9.2 million in 2007, lower than the R$ 150.2 million in 2006. This decrease is largely due to losses from the real appreciation in the Ternium investments. The foreign exchange effects on investments abroad were negative by R$ 252.0 million in 2007 as compared with R$ 101.0 million in 2006.

Non-Operating Revenue and Expenses

Reached R$ 7.1 million in 2007 compared with R$ 45.9 million in 2006, given that the previous year was affected by gains from Eletrobras' shares totaling R$ 29.0 million, besides the R$ 10.0 million related to the conversion of Ternium capital.

Income Tax and Social Contribution Tax

The income/social contribution tax remained stable in 2007 at R$ 1.3 billion.

Net Profit

Usiminas posted consolidated net profit in 4Q07 of R$ 970 million, up 29% over 4Q06.

Accumulated net profit was R$ 3.2 billion, up 26% over 2006. Such increase was due to the rise in net revenue, as a result of higher average prices and improved product and destination mix, improved operational and financial efficiency and also due to non-recurring events (reversal of contingencies).

Indebtedness

Total consolidated debt fell to R$ 3 billion on 12/31/07 (US$ 1.7 billion) from R$ 3.5 billion on 12/31/06 (around US$ 1.6 billion). Net debt dropped to a negative R$ 952 million on 12/31/07 from R$ 760 million on 12/31/06.

The debt is comprised of 32% in loans/financing in local currency and 68% denominated in foreign currency. The maturity profile is made up of 20% in the short term and 80% in the long term.


Consolidated Net Debt / EBITDA
2.1
1.6
1.1
0.7
0.4 0.4 0.4 0.4 0.3 0.4 0.4
0.2 0.0 0.0 -0.1 0.2
2.2
1.9
1.7
1.3
1.0
1.0
1.0
0.9
0.7
0.7
0.8
0,4
0,1
-0,1
-0,1
-0,5
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07
CND (US$ bi) CND/EBITDA


EBITDA & EBITDA Margin
39%
46%
49%
48%
50%
47%
41%
31%
31%
34%
39%
36%
35%
37%
38%
35%
318
422
538
652
646
655
539
404
414
479
565
551
559
622
717
683
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07
EBITDA (US$ million) EBITDA Margin

Investments

Investments in fixed assets totaled R$ 1.2 billion in 2007 as compared with R$ 524 million in 2006, up 127% over 2006. The expenses were focused mainly at maintenance, technological updating of equipment and environmental protection.

Capital Markets

NÍVEL 1 BOVESPA BRASIL | ADR Level I | Latibex | Dow Jones Sustainability Indexes Member 2007/08 | The Global Compact We Support | IBRI 10 ANOS

- **Bovespa Performance - Bovespa Index**

The preferred class "A" shares (USIM5) appreciated 52% in 2007, while the common shares (USIM3) appreciated 30%. In the same period, the São Paulo Stock Exchange Index (Ibovespa) appreciated 44%.

Usiminas was the fourth company with larger weighting on the Ibovespa.

On 12/31/07, USIM5 shares were quoted at R$ 81.50 and USIM3 shares at R$ 83.00.

USIM5 and USIM3 versus Ibovespa

From (basis 100) 12/28/2006 to 12/28/2007


190
180
170
160
150
140
130
120
110
100
90
80
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sep-07
Oct-07
Nov-07
Dec-07
151,9
143,7
129,7
IBOVESPA
USIM5
USIM3

- **ADR**

Usiminas PNA shares traded in the U.S. as Level 1 ADRs "USNZY" (Over the Counter) appreciated 82% in 2007 and were at US$ 45.70 on 12/31/07.

- **Latibex**

The shares listed in Latibex (XUSI) were among the most traded (by volume) and appreciated 65%, quoted at € 31.26 on 12/31/07. The XUSIO shares (common) started trading on 05/03/07, and appreciated by 10% in 2007, quoted at € 32.07.

- **Debenture Issuance**

Usiminas filed with Brazil's Securities and Exchange Commission (CVM) its 2nd Securities Distribution Program worth up to R$ 2 billion, and approved the 4th debenture issuance (the first within the Program), with the following characteristics:

Total value:	R$ 500 million, single-series
Convertibility:	simple, non convertible into shares
Type:	subordinated
Issuance date:	02/01/08
Maturity date:	5 years as of the issuance date
Remuneration:	interest equivalent to 100% of the accumulated change of the average daily rates of 1-day interbank deposits, calculated by the CETIP, plus a spread of 0.42% per year.
Rating:	Moody's: Aa1.br and S&P: brAA+

- **Bond Issuance**

Usiminas raised proceeds for its expansion plan through a bond issuance carrying the following details:

Issuer:	Usiminas Commercial Ltd.
Guaranteed by:	Usiminas and Cosipa
Rating:	Baa3/BBB-/BBB- (stable/stable/stable)
Value:	US$ 400 million
Settlement:	January 18, 2008
Maturity:	January 18, 2018
Coupon:	7.25%
Yield:	7.375%
Bookrunners:	JPMorgan/UBS

Highlights of 2007

- Fitch Ratings, Standard & Poor's and Moody's, important rating agencies granted Usiminas an Investment Grade status in 2007.
- APIMEC awarded Usiminas as the best "Publicly Traded Company" in 2006.
- Usiminas became the first Brazilian steel company and the third in the world to be listed in the Dow Jones Sustainability Index.
- Usiminas is now part of the Stock Index with Differentiated Corporate Governance (IGC) through its adherence to level 1 of CG of the São Paulo Stock Exchange (Bovespa).
- Usiminas is part of the Shareholder-Friendly ranking under category "Natural Resources", according to a survey made by US publication Institutional Investor with over 115 local and foreign financial institutions.
- Usiminas is the Brazilian company with the highest rate of return for shareholders, according to the Value Creators Report - 2007 ranking drawn up by The Boston Consulting Group.
- In April of 2007, the secondary offering of Usiminas shares owned by Vale and Previ totaled 18,809,159 shares distributed to the public, totaling R$ 2,069,007,490.00. This transaction was acknowledged by U.S. publication Latin Finance through the award "Deals of the year 2007", under category Follow-on Equity Issue.
- In November of 2007, the Company announced a stock dividend comprised of the granting of 1 new bonus share for each group of 2 shares held.
- Usiminas distributed R$1.0 billion to its shareholders in 2007 in the form of Dividends and Interest on Capital.

Material Facts Subsequent to the End of the Year

- **Acquisition of Mining Assets**

On February 02, 2008, Usiminas filed with Brazil's Securities and Exchange Commission and Bovespa a material fact on the acquisition of all shares comprising the capital stock of companies Mineração J.Mendes; SOMISA Siderúrgica Oeste Minas Ltda. and Global Mineração Ltda, which mine iron ore in the "quadrilátero ferrífero" region, in the Minas Gerais state. The down payment totaled US$ 925 million and complementary disbursements will occur depending on studies to be carried out over the next two years to confirm the amount and quality of the reserves.

Usiminas made it clear that these acquisitions are aligned to its long-term strategy, in line with the expansion plan of its mills and its full payment capacity.

Brief description of the operation:

- Location: close to the existing railway lines (MRS - 28 km and FCA - 15 km), with access to the Cubatão (Cosipa) and Sepetiba ports. It is comprised of four mines - Somisa; Global/Camargos; J.Mendes and Pau de Vinho.
- Estimated resources: 2.7 to 3.0 billion tons and estimated reserves of 1.1 to 1.8 billion tons
- Expected useful life: at least 25 years, taking into consideration future expansion.
- Estimated iron content: 46% to 48%
- Production capacity: 6 million tons/year
- Price: down payment of US$ 925 million and payments over the coming two years limited to US$ 975 million, subject to confirmation of reserve size and iron content. The maximum payment is limited to US$ 1.9 billion
- Investment plan: marginal capex of US$ 150 million for production capacity expansion to 13 million tons. The second stage will require another US$ 600 million for a new plant with capacity of 16 million tons, increasing annual production capacity to 29.2 million tons by 2013
- Commercialization plan: The Cubatão mill will be supplied mainly by J.Mendes through MRS. The Usiminas System will fully benefit from hedging against iron ore price fluctuations. Excess production will be sold through contracts/spot market.

- **Extension of the energy supply agreement with CEMIG**

Usiminas extended the power supply contract that it has with Cemig (Companhia Energética de Minas Gerais) until 2014, by mutual agreement with the latter. The agreement, worth about R$ 1.9 billion, guarantees the supply of 308.5 MW and will run from January 01, 2010 to December 31, 2014, providing the energy needed for the operations of the mills and the execution of the Usiminas System's development plan.

- **Interest on Capital and Complementary Dividends**

Usiminas' Board of Directors at a meeting held on March 26, 2008, "ad referendum" of the General Shareholders Meeting, approved a proposal to distribute to the shareholders, pursuant to the Bylaws and the law in effect, on account of the net profit of the fiscal year and as interest on capital, decided at a Board meeting held on November 7, 2007, the amount of **R$ 314.0** million, of which each common share is worth **R$ 0.90958** and each preferred share **R$ 1.00054**. An additional payment as complementary dividends was also approved, amounting to R$ 296.3 million. Each common share will be entitled to R$ 0.85827 and each preferred share to R$ 0.94410, totaling R$ 610.3 million.

The payment date will be 04/09/2008. The shareholders who hold shares on 03/26/2008 will be entitled to the abovementioned benefit.

The shares will be negotiated "ex-dividend" as of 03/27/2008.

A withholding tax of 15% will be deducted from the amount related to interest on capital, in compliance with the legal exceptions.

- **Capital increase and Stock dividend**

The Board of Directors, at a meeting held on 03/26/2008, "ad referendum" of the Extraordinary General Shareholders Meeting , approved (i) a capital increase of USIMINAS amounting to R$ 4,050,000,000.00, through the capitalization of Reserves, with issuance of new shares; (ii) stock dividend in common and preferred shares class "A" and "B" in the proportion to 50% for each share. As a result, the Company's capital will be increased to R$ 12,150,000,000.00, divided into 506,893,095 shares, being 252,630,342 common shares, 253,388,421 preferred shares class "A" and 874,332 preferred shares class "B", all of which are book-entry shares, without par value, with the corresponding modification on the Article No. 5 of the Company's bylaws. As of 04/30/2008, the negotiations of these shares in the stock exchange will be made ex-bonus.

Other Companies of the Usiminas System

Ternium

On 02/26/08, Ternium released its 4Q07 and 2007 earnings results, as per the highlights below:

Summary of Results	4Q07	2007
Chg % Product Shipments - thsd. t	2,802.4	10,529.7
Net Sales - US$ million	2,267.2	8,184.4
Gross Profit - US$ million	539.2	2,388.3
Operating Profit - US$ million	297.2	1,586.4
EBITDA - US$ million	469.0	2,152.3
EBITDA Margin	21%	26%
Net Profit - US$ million	220.6	1,001.2
Net Profit - Share of the Controllers - US$ million	165.6	784.5

Ternium shipments (flat and long steel) totaled 2.8 million tons in 4Q07 and 10.5 million tons in 2007, a growth of 31% and 17%, respectively, in comparison with the same period in 2006. Net revenue increased 43% in 4Q07 over 4Q06, and totaled in 2007 US$ 8.2 billion, up 25% over 2006.

The operating profit of Ternium, without the effects of the consolidation of the Imsa Group as of July 2007, fell 3% due to an increase in the cost of raw materials, services and labor.

Net profit in 4Q07 totaled R$ 220.6 million, up 39% over 4Q06. Net profit in 2007 increased 1% to US$ 1.0 billion. EBITDA in 4Q07 rose 24% and 4% in 2007.

Ternium's Board of Directors proposed for the General Shareholders' Meeting to be held on 06/04/08 payment of US$ 100.2 million in dividends, which, if approved, will occur on 06/12/08.

Ternium is one of the largest steel producers in the Americas and offers a large array of products, including flat and long steel products. The company has operational facilities in Mexico (Hylsamex), Argentina (Siderar) and Venezuela (Sidor) and has a wide distribution network.

Usiminas has a 14.25% stake in Ternium's total capital, in which it is a partner with the Techint Group.

MRS Logística

On 02/26/08, MRS released its 4Q07 and 2007 earnings results, as per the highlights below:

Summary of Results	4Q07	2007
Volume transported - million tons	33.6	126.3
Net Revenues - R$ million	575.8	2,166.6
Operating profit (before Financial Result) - R$ million	236.2	888.0
EBITDA - R$ million	267.7	1,020.6
EBITDA Margin	46.5%	47.1%
Net Income - R$ million	145.0	548.4

Main Highlights:

- Increase of 126.3 million tons in 2007, up 11.5% over 2006;
- Net revenue was 10% higher over 2006 due to record productions as of July;
- Investments of R$ 650 million in 2007.

MRS Logística is a concessionaire that controls, operates and monitors the Southeast Federal Railroad Network. The company operates in the rail transportation market, connecting the states of Rio de Janeiro, Minas Gerais and São Paulo. The region concentrates approximately 65% of Brazil's GDP. It is also home for the largest industrial complexes in the country. Through MRS's network it is also possible to reach the ports of Sepetiba and Santos, the largest in Latin America.

MRS's activities focus on rail transportation of general cargo, such as ores, finished steel products, cement, bauxite, cement, bauxite, agricultural products, green coke and containers with integrated logistics.

Usiminas holds 20% of the voting capital and is part of the Company's control group.

Unigal

In 4Q07, Unigal processed 114.8 thousand tons of products, accumulating at the end of the year 441.0 thousand tons, practically stable from the same periods in 2006. Net revenue (for processing services) totaled R$ 49.0 million in 4Q07 and R$ 204.7 million in 2007, up around 41.6% over 2006.

In the quarter, the EBITDA reached R$ 41.5 million (up 31.7% in relation to 4Q06) and totaled in 2007 R$ 179.9 million, 45.2% higher than the EBITDA of 2006. Net profit in the quarter was respectively R$ 18.1 million and in the year R$ 67.6 million, a growth of 50.8% and 288% in relation to the profit of the same year-ago period.

Unigal's performance in 2007 was another highlight for the Usiminas System due to the fact that it broke records in the production of hot-dipped galvanized steel. Of the total shipped volume, 88% was used by the auto industry, up 11 percentage points over the volume in 2006.

In order to increase even further its offer to the sector and also to enhance the quality of its products, Unigal remodeled its galvanization line, with investments around US$ 25 million.

Unigal, a joint-venture between Usiminas and Nippon Steel, processes cold-rolled coils through hot dipped galvanizing. Usiminas has a 79.3% stake in its capital.

Usiminas Mecânica S/A

Net revenue in 4Q07 reached R$ 242.0 million, amounting to R$ 804.3 million in 2007. Net profit totaled R$ 21.6 million in 4Q07 and R$ 74.2 million in 2007. This significant growth, when compared with the net profit in 2006, of R$ 31.4 million, reflects the company's large project portfolio. The highlights of the projects in 2007 were the following:

- Assembly of equipment for the nickel mine of Mineração Onça Puma Ltda;
- Supply and assembly of process equipment and structures for a new plant of Alumínio de Maranhão - Alumar;
- Manufacturing and assembly of 408 mining wagons for MRS;
- Supply of structures for the steel foundry of Companhia Siderúrgica do Atlântico - CSA;
- Supply of structures for the nickel mine of Anglo América Ltda.

In 2007, the construction of 20 thousand tons of structures and equipment was concluded for the new sintering unit of Gerdau-Açominas in Ouro Branco, in the Minas Gerais state, which at its peak, employed around 1.7 thousand workers.

The development and assembly of the Passagem Bridge in Vitória, in the Espírito Santo state, is underway. The turn-key contract signed with the state government of Espírito Santo will consume 2,000 tons of high-resistance mechanical steel produced by Usiminas.

The company has kept all certifications required for its business management of, including ISO 9001 for Quality, ISO 14001 for Environment, OHSAS 18001 for Safety and Occupational Health and AISC - American Institute of Steel Construction, for the manufacturing of Bridges and Structures. Among the important actions for the integration of systems, the company is adopting the "Policy for Integrated Management." It maintains the Eletronuclear certification for the manufacturing of equipment for nuclear power plants, with expansion for field structures and construction in this sector and it is certified by Petrobras to manufacture the largest variety of equipment for the oil and gas sector.

Founded by Usiminas in 1970, Usiminas Mecânica specializes in the manufacturing of equipment and metallic structures to meet the needs of sectors aimed at steel, mining, paper and pulp, hydroelectric, oil and petrochemical, recovery of parts, reconditioning of rolls and cylinders for heavy industry, custom-made blanks for companies in general, structures for civil construction, metallic profiles, road, rail and/or road/rail bridges and viaducts, besides the execution of electromechanical industrial construction and the supply of complete installations.

The company ended the year with 7.4 thousand employees, 3.4 thousand in the factories and branch offices and 4 thousand in the construction sites.

Usiminas holds 99.9% interest in the capital of Usiminas Mecânica S.A.

Further information:
Investor Relations Department

Bruno Seno Fusaro
brunofusaro@usiminas.com.br
Tel: (55 31) 3499-8856

Gilson Rodrigues Bentes
gilson@cosipa.com.br
Tel: (55 11) 5070-8980 (Cosipa - SP)
Tel: (55 31) 3499-8617 (Usiminas-BH)

Matheus Perdigão Rosa
mprosa@usiminas.com.br
Tel: (55 31) 3499-8056

Luciana Valadares dos Santos
lsantos@usiminas.com.br
Tel: (55 31) 3499-8619

Diogo Gonçalves
dgoncalves@usiminas.com.br
Tel: (55 31) 3499-8710

Financial Investor Relations Brasil
Ligia Montagnani – Consultora
Tel.: (55 11) 3897-6405
ligia.montagnani@firb.com

Banco Custodiante das Ações: Bradesco S/A
Departamento de Acionistas
Fone: 00X11 – 3684-9495

ADR's - Depositary Bank: Bank of New York

Visit our Investor Relations page: www.usiminas.com.br/ir

Conference calls: Friday, March 28, 2008

Location, at 9:00 AM (NY).
Dial-in numbers:
Brazil: (11) 4688-6301
Abroad: +55 (11) 4688-6301

International, at 11:00 AM (NY).
Dial-in numbers:
US: (1 800) 860-2442
Brazil: (11) 4688-6301
Other countries: (1 412) 858-4600

Pincodes: **474** (local) / **895** (international)
Audio of the conference call will be transmitted live via Internet, together with a slide presentation on our website:

www.usiminas.com.br

NÍVEL 1 BOVESPA BRASIL | ADR Level I | Latibex | Dow Jones Sustainability Indexes Member 2007/08 | The Global Compact We Support | IBRI 10 ANOS

Declarations contained in this release relative to the business outlook of the Company, forecasts of operating and financial income and references to growth potential constitute mere forecasts and were based on the expectations of Management in relation to future performance. These expectations are highly dependent on market behavior, the economic situation in Brazil, its industry and international markets and, therefore, are subject to change.

Income Statement - Parent Company

Brazilian GAAP

R$ thousand	4Q 2007	4Q 2006	3Q 2007	Chg. 4Q07/4Q06
Net Revenues	1,898,688	1,794,201	1,972,367	6%
Domestic Market	1,742,300	1,465,063	1,758,514	19%
Export Market	156,388	329,138	213,853	-52%
COGS	(1,262,306)	(1,158,415)	(1,257,468)	9%
Gross Profit	636,382	635,786	714,899	0%
Gross Margin	34%	35%	36%	-1 p.p.
Operating Income (Expenses)	121,837	(104,385)	(111,771)	-217%
Selling	(29,066)	(25,600)	(25,691)	14%
General and Administrative	(50,659)	(39,317)	(38,913)	29%
Others, Net	201,562	(39,468)	(47,167)	-611%
EBIT	758,219	531,401	603,128	43%
EBIT Margin	40%	30%	31%	+10 p.p.
Financial Result	(83,144)	(16,057)	9,190	418%
Financial Income	58,369	16,603	33,229	252%
Financial Expenses	(141,513)	(32,660)	(24,039)	333%
Equity Income	390,992	286,433	367,172	37%
Operating Result	1,066,067	801,777	979,490	33%
Non-Operating Income	2,570	29,366	(4,571)	-91%
Profit Before Taxes	1,068,637	831,143	974,919	29%
Income Tax / Social Contribution	(92,630)	(81,373)	(207,241)	14%
Net Income	976,007	749,770	767,678	30%
Net Margin	51%	42%	39%	+9 p.p.
Net Income per thousand shares	2.96599	3.41771	3.49935	-13%
EBITDA	638,705	638,523	718,319	0%
EBITDA Margin	33.6%	35.6%	36.4%	-2,0 p.p.
Depreciation	70,149	67,657	70,027	4%
Provisions	(189,663)	39,465	45,164	-581%

Income Statement - Parent Company

Brazilian GAAP

R$ thousand	2007	2006	Chg. 2007/2006
Net Revenues	**7,403,018**	**6,789,508**	**9%**
Domestic Market	6,515,580	5,500,656	18%
Export Market	887,438	1,288,852	-31%
COGS	(4,765,777)	(4,439,002)	7%
Gross Profit	**2,637,241**	**2,350,506**	**12%**
Gross Margin	36%	35%	+1 p.p.
Operating Income (Expenses)	**(171,049)**	**(329,482)**	**-48%**
Selling	(107,388)	(124,370)	-14%
General and Administrative	(167,305)	(147,307)	14%
Others, Net	103,644	(57,805)	-279%
EBIT	**2,466,192**	**2,021,024**	**22%**
EBIT Margin	33%	30%	+3 p.p.
Financial Result	(4,661)	(111,090)	-96%
Equity Income	1,303,313	61,399	31%
Operating Result	**3,764,844**	**(172,489)**	**29%**
Non-Operating Income	7,762	997,368	-76%
Profit Before Taxes	**3,772,606**	**2,907,302**	**28%**
Income Tax / Social Contribution	(585,189)	(437,998)	34%
Net Income	**3,187,417**	**2,501,964**	**27%**
Net Margin	43%	37%	+6 p.p.
Net Income per thousand shares	**9.6862**	**11.4048**	**-15%**
EBITDA	**2,662,761**	**2,350,969**	**13%**
EBITDA Margin	36.0%	34.6%	+1,4 p.p.
Depreciation	278,883	263,468	6%
Provisions	(82,314)	66,477	-224%

Income Statement - Consolidated

Brazilian GAAP

R$ thousand	4Q 2007	4Q 2006	3Q 2007	Chg. 4Q07/4Q06
Net Revenues	**3,479,188**	**3,276,934**	**3,630,317**	**6%**
Domestic Market	3,011,847	2,401,413	3,036,250	25%
Export Market	467,341	875,521	594,067	-47%
COGS	(2,280,763)	(2,105,494)	(2,287,045)	8%
Gross Profit	**1,198,425**	**1,171,440**	**1,343,272**	**2%**
Gross Margin	34%	36%	37%	-2 p.p.
Operating Income (Expenses)	**135,368**	**(264,292)**	**(204,683)**	**-151%**
Selling	(64,852)	(62,523)	(58,640)	4%
General and Administrative	(94,055)	(77,500)	(75,546)	21%
Others, Net	294,275	(124,269)	(70,497)	-337%
EBIT	**1,333,793**	**907,148**	**1,138,589**	**47%**
EBIT Margin	38%	28%	31%	+10 p.p.
Financial Result	(89,003)	(44,659)	12,882	99%
Equity Income	6,618	51,365	5,967	-87%
Operating Result	**1,251,408**	**913,854**	**1,157,438**	**37%**
Non-Operating Income	(591)	31,719	(2,619)	-102%
Profit Before Taxes	**1,250,817**	**945,573**	**1,154,819**	**32%**
Income Tax / Social Contribution	(277,263)	(189,282)	(389,623)	46%
Income before Minority Interests	**973,554**	**756,291**	**765,196**	**29%**
Minority Interests	(3,688)	(4,079)	(7,303)	-10%
Net Income	**969,866**	**752,212**	**757,893**	**29%**
Net Margin	28%	23%	21%	+5 p.p.
Net Income per thousand shares	**2.94733**	**3.42885**	**3.45474**	**-14%**
EBITDA	1,216,724	1,186,154	1,375,084	3%
EBITDA Margin	35.0%	36.2%	37.9%	-1,2 p.p.
Depreciation	178,997	171,948	179,062	4%
Provisions	(180,088)	107,058	57,433	-268%

Income Statement - Consolidated

Brazilian GAAP

R$ thousand	2007	2006	Chg. 2007/2006
Net Revenues	13,824,843	12,415,318	11%
Domestic Market	11,455,256	9,171,999	25%
Export Market	2,369,587	3,243,319	-27%
COGS	(8,936,494)	(8,147,672)	10%
Gross Profit	4,888,349	4,267,646	15%
Gross Margin	35%	34%	+1 p.p.
Operating Income (Expenses)	(436,773)	(707,619)	-38%
Selling	(240,115)	(264,125)	-9%
General and Administrative	(319,191)	(280,803)	14%
Others, Net	122,533	(162,691)	-175%
EBIT	4,451,576	3,560,027	25%
EBIT Margin	32%	29%	+3 p.p.
Financial Result	(6,230)	(331,803)	-98%
Equity Income	9,189	150,171	-94%
Operating Result	4,454,535	3,378,395	32%
Non-Operating Income	7,152	45,984	-84%
Profit Before Taxes	4,461,687	3,424,379	30%
Income Tax / Social Contribution	(1,266,611)	(889,040)	42%
Income before Minority Interests	3,195,076	2,535,339	26%
Minority Interests	(23,181)	(19,878)	26%
Net Income	3,171,895	2,515,461	26%
Net Margin	23%	20%	+3 p.p.
Net Income per thousand shares	9.63907	11.69463	-18%
EBITDA	5,002,850	4,368,433	15%
EBITDA Margin	36.2%	35.2%	+1,0 p.p.
Depreciation	711,643	687,784	3%
Provisions	(44,391)	120,622	-137%

Cash Flow

Brazilian GAAP

R$ thousand	Parent Company		Consolitaded	
	4Q 2007	4Q 2006	4Q 2007	4Q 2006
Operating Activities				
Net Income (Loss) in the Period	976,007	749,770	969,866	752,212
Financial Expenses and Monetary Var/Net Exchge Var	93,157	33,690	386,230	63,757
Depreciation, Exhaustion and Amortization	70,149	67,657	178,997	172,072
Investment Write-offs (Decrease in Permanent Assets)	1,020	14,502	656	14,316
Equity in the Results of Subsidiaries/Associated Companies	(390,992)	(286,434)	(6,618)	(51,364)
Dividend Income from Subsidiaries	94,060	203,210	(25,057)	925
Income Tax and Social Contribution	20,753	27,828	16,805	50,287
Provisions	(204,310)	(120,862)	(327,505)	(139,149)
Adjustment for Minority Participation	0	0	3,688	4,079
Total	**659,844**	**689,361**	**1,197,062**	**867,135**
Increase/Decrease of Assets				
In Accounts Receivables	(1,712)	(156,522)	9,845	(276,379)
In Inventories	(984)	(53,709)	(64,056)	118,962
In Recovery of Taxes	(4,724)	(1,524)	(8,326)	(6,570)
From Deferred Income Tax & Social Contrb'n	0	0	0	0
In Judicial Deposits	42,100	(65,917)	(113,450)	(74,891)
In Accounts Receivables Affiliated Companies	2,371	(182,071)	0	(27,640)
Others	(24,920)	151,740	(118,010)	392,802
Total	12,131	(308,003)	(293,997)	126,284
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	(54,852)	54,187	107,675	74,974
Amounts Owed to Affiliated Companies	(42,055)	183,312	19,664	173,683
Customers Advances	768	(338)	116,294	51,643
Tax Payable	10,559	(4,608)	(13,626)	1,195
Income Tax and Social Contribution	(20,146)	(20,492)	87,059	(38,242)
Others	4,809	5,613	(109,994)	(193,295)
Total	(100,917)	217,674	207,072	69,958
Cashflow Generated from Operating Activities	571,058	599,032	1,110,137	1,063,377
Financial Activities				
Inflow of Loans and Financing	28,294	96,662	270,045	225,292
Payment of Loans, Financing and Debentures	(6,340)	(13,342)	(185,876)	(348,527)
Interest paid on Loans, Financ., Debent.and taxes payable in installments	(3,754)	(8,397)	(4,123)	(10,708)
Swap Operation Redemptions	(2,097)	1	(47,990)	(33,531)
Dividends Paid	(224)	42	11,347	3,316
Net Funds from Financial Activities	15,879	74,966	43,403	(164,158)
Investment Activities				
(Additions) in Long-term Investments	0	0	0	10,927
(Additions) to Permanent Assets, except Deferred Charges	(25,593)	(64,306)	(292,973)	(156,523)
(Additions) Right off of permanent assets	0	0	0	0
Funds Used for Investments	(25,593)	(64,306)	(292,973)	(145,596)
Exchange Variation of Cash and Cash Equivalents	(8,115)	(21,455)	(20,671)	(33,006)
Cash Balance Change	553,229	588,237	839,896	720,617
At the Beginning of the Period	1,416,872	686,257	3,111,041	2,000,445
At the End of the Period	1,970,101	1,274,494	3,950,937	2,721,062

Cash Flow

Brazilian GAAP

R$ thousand	Parent Company 2007	Parent Company 2006	Consolitaded 2007	Consolitaded 2006
Operating Activities				
Net Income (Loss) in the Period	3,187,417	2,501,964	3,171,895	2,515,461
Financial Expenses and Monetary Var/Net Exchge Var	73,404	70,542	164,728	124,622
Depreciation, Exhaustion and Amortization	278,883	263,468	711,643	687,784
Investment Write-offs (Decrease in Permanent Assets)	4,703	15,024	4,685	14,878
Equity in the Results of Subsidiaries/Associated Companies	(1,303,313)	(997,368)	(9,189)	(150,170)
Dividend Income from Subsidiaries	214,057	203,210	38,931	925
Income Tax and Social Contribution	111,969	148,028	141,422	214,354
Provisions	(209,545)	(86,502)	(274,210)	(121,648)
Adjustment for Minority Participation	0	0	23,181	19,878
Total	2,357,575	2,118,366	3,973,086	3,306,084
Increase/Decrease of Assets				
Increase (Decrease) in Accounts Receivables	183,229	(133,156)	117,281	(138,529)
Increase (Decrease) in Inventories	(126,227)	17,229	(150,921)	(10,932)
Increase (Decrease) in Recovery of Taxes	(24,192)	(22,712)	(79,733)	(11,318)
Increase (Decrease) from Deferred Income Tax & Social Contrb'n	0	0	0	0
Increase (Decrease) in Judicial Deposits	(73,554)	(79,614)	(237,647)	(122,121)
Increase (Decrease) in Accounts Receivables Affiliated Companies	7,738	318,539	0	267,140
Others	(56,623)	172,614	(184,443)	271,467
Total	(89,629)	272,900	(535,463)	255,707
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	79,600	105,815	308,752	129,948
Amounts Owed to Affiliated Companies	(217,641)	185,492	(155,770)	170,539
Customers Advances	(113)	(490)	153,689	77,775
Tax Payable	24,505	1,474	45,084	13,752
Income Tax and Social Contribution	103,714	(177,389)	251,649	(248,207)
Others	39,273	(21,014)	27,260	(157,533)
Total	29,338	93,888	630,664	(13,726)
Cashflow Generated from Operating Activities	2,297,284	2,485,154	4,068,287	3,548,065
Financial Activities				
Inflow of Loans and Financing	218,918	100,625	740,794	1,183,182
Payment of Loans, Financing and Debentures	(260,964)	(355,207)	(972,463)	(1,343,467)
Interest paid on Loans, Financ., Debent.and taxes payable in installments	(19,525)	(31,496)	(20,763)	(35,124)
Swap Operation Redemptions	(2,097)	(313,981)	(283,309)	(811,275)
Dividends Paid	(999,216)	(887,658)	(999,216)	(903,158)
Net Funds from Financial Activities	(1,062,884)	(1,487,717)	(1,534,957)	(1,909,842)
Investment Activities				
(Additions) in Long-term Investments	0	(527,320)	0	(262,029)
(Additions) to Permanent Assets, except Deferred Charges	(495,792)	(257,790)	(1,193,478)	(524,244)
(Additions) Right off of permanent assets	0	0	0	0
Funds Used for Investments	(495,792)	(785,110)	(1,193,478)	(786,273)
Exchange Variation of Cash and Cash Equivalents	(43,001)	(19,752)	(109,977)	(61,542)
Cash Balance Change	695,607	192,575	1,229,875	790,408
At the Beginning of the Period	1,274,494	1,081,919	2,721,062	1,930,654
At the End of the Period	1,970,101	1,274,494	3,950,937	2,721,062

Balance Sheet - Assets

Brazilian GAAP - R$ thousand

Assets	Parent Company 31-dec-07	Parent Company 31-dec-06	Consolidated 31-dec-07	Consolidated 31-dec-06
Current Assets	4,712,786	3,873,112	8,962,928	7,582,233
Cash and Cash Equivalents	1,970,101	1,274,494	3,950,937	2,721,062
Trade Accounts Receivable	825,391	1,008,620	1,678,775	1,796,055
Taxes Recoverable	60,297	36,105	178,587	98,853
Inventories	1,374,475	1,248,248	2,693,714	2,542,793
Deferred Income Tax & Social Contrb'n	41,135	155,541	81,564	256,836
Other Securities Receivables	441,387	150,104	379,351	166,634
Long-Term Receivable	575,039	540,494	1,020,565	855,201
Deferred Income Tax & Social Contrb'n	347,336	347,336	613,578	540,972
Deposits at Law	158,767	85,213	229,741	147,592
Taxes Recoverable	34,305	16,147	107,424	40,572
Others	34,631	91,798	69,822	126,065
Permanent Assets	10,800,225	9,761,535	10,715,256	10,259,583
Investments	7,174,346	6,348,829	1,683,259	1,762,748
Property, Plant and Equipment	3,625,879	3,412,706	9,011,407	8,471,965
Deferred	-	-	20,590	24,870
Total Assets	16,088,050	14,175,141	20,698,749	18,697,017

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP - R$ thousand

Liabilities and Shareholders' Equity	Parent Company 31-dec-07	Parent Company 31-dec-06	Consolidated 31-dec-07	Consolidated 31-dec-06
Current Liabilities	1,805,877	1,647,754	3,700,854	3,175,786
Loans and Financing and Taxes Payable in Installments	174,599	290,382	588,829	760,903
Suppliers, Subcontractors and Freight	329,899	250,299	833,796	525,044
Taxes, Charges and Payroll Taxes	305,381	193,943	641,037	388,658
Related Companies	89,489	252,108	76,928	228,747
Financial Instruments	2,808	7,185	128,563	246,907
Actuarial Liability	70,115	-	77,569	9,124
Dividends Payable	619,508	503,129	601,374	508,709
Others	214,078	150,708	752,758	507,694
Long-Term Liabilities	1,750,425	2,067,461	4,456,927	5,005,160
Loans and Financing and Taxes Payable in Installments	610,180	628,555	2,133,725	2,446,796
Related Companies	5,206	60,228	5,206	9,157
Provision for Contingencies	220,934	400,564	651,871	775,484
Actuarial Liability - Caixa	853,258	899,904	1,210,006	1,250,432
Deferred Income Tax & Social Contrb'n	59,515	64,845	260,342	254,652
Actuarial Liability - Femco	1,332	10,533	189,582	258,843
Others	-	2,832	6,195	9,796
Minority Interests	-	-	114,078	98,040
Shareholders' Equity	12,531,748	10,459,926	12,426,890	10,418,031
Capital	8,100,000	5,400,000	8,100,000	5,400,000
Reserves	1,244,331	2,557,962	1,227,978	2,502,570
Revenues from Fiscal Year	3,187,417	2,501,964	3,098,912	2,515,461
Total Liabilities and Shareholders' Equity	16,088,050	14,175,141	20,698,749	18,697,017

Sales Volume Breakdown - Consolidated

Thousand tons	4Q 2007		4Q 2006		3Q 2007		Chg. 4Q07/4Q06	2007		2006		Chg. 2007/2006
TOTAL SALES	1,980	100%	1,992	100%	2,095	100%	-1%	7,990	100%	7,945	100%	1%
Heavy Plates	486	25%	472	24%	478	23%	3%	1,914	24%	1,744	22%	10%
Hot Coils/Sheets	624	32%	507	25%	598	29%	23%	2,296	29%	2,173	27%	6%
Cold Coils/Sheets	464	23%	513	26%	527	25%	-10%	2,049	26%	2,015	25%	2%
Electrogalvanized Coils	70	4%	61	3%	68	3%	15%	268	3%	241	3%	11%
Hot Dip Galvanized Coils	99	5%	102	5%	91	4%	-3%	390	5%	406	5%	-4%
Processed Products	65	3%	77	4%	81	4%	-16%	286	4%	315	4%	-9%
Slabs	172	9%	260	13%	252	12%	-34%	787	10%	1,051	13%	-25%
DOMESTIC MARKET	1,603	81%	1,344	67%	1,616	77%	19%	6,113	77%	5,288	67%	16%
Heavy Plates	342	17%	331	17%	409	20%	3%	1,522	19%	1,077	14%	41%
Hot Coils/Sheets	589	28%	453	23%	551	23%	30%	2,079	28%	1,912	24%	9%
Cold Coils/Sheets	427	22%	353	18%	418	20%	21%	1,585	20%	1,438	18%	10%
Electrogalvanized Coils	57	3%	47	2%	57	3%	21%	218	3%	195	2%	12%
Hot Dip Galvanized Coils	91	5%	82	4%	88	4%	11%	360	5%	328	4%	10%
Processed Products	44	2%	42	2%	50	2%	5%	180	2%	176	2%	2%
Slabs	53	3%	36	2%	43	2%	47%	169	2%	162	2%	4%
EXPORTS	377	19%	648	33%	479	23%	-42%	1,877	23%	2,657	33%	-29%
Heavy Plates	144	5%	141	7%	69	3%	2%	392	5%	667	8%	-41%
Hot Coils/Sheets	35	2%	54	3%	47	2%	-35%	217	3%	261	3%	-17%
Cold Coils/Sheets	37	2%	160	8%	109	5%	-77%	464	6%	577	7%	-20%
Electrogalvanized Coils	13	1%	14	1%	11	1%	-7%	50	1%	46	1%	9%
Hot Dip Galvanized Coils	8	0%	20	1%	3	0%	0%	30	0%	78	1%	0%
Processed Products	21	1%	35	2%	31	1%	-40%	106	1%	139	2%	-24%
Slabs	119	11%	224	11%	209	10%	-47%	618	11%	889	11%	-30%

Net Revenues per tonne - USIMINAS + COSIPA

R$ / t.	4Q 07	3Q 07	2Q 07	1Q 06	4Q 06	3Q 06	2Q 06	1Q 05
Total	1,666	1,667	1,628	1,593	1,567	1,537	1,419	1,379
Heavy Plates	1,887	2,017	1,942	1,888	1,823	1,644	1,591	1,645
Hot Coils/Sheets	1,455	1,467	1,361	1,347	1,354	1,356	1,294	1,239
Cold Coils/Sheets	1,720	1,679	1,593	1,557	1,601	1,633	1,550	1,485
Electrogalvanized Coils	2,076	2,104	2,072	2,068	2,004	2,089	1,987	1,943
Hot Dip Galvanized Coils	2,161	2,210	2,120	2,106	2,044	2,069	1,934	1,861
Processed Products	1,972	1,933	1,834	1,939	1,876	1,996	1,812	1,766
Slabs	774	798	780	829	851	955	656	692

Sectorial Sales - Consolidated

Thousand tonnes	4Q 07		4Q 06		3Q 07		Chg. 4Q07/4Q06
Domestic Market	1,603	100%	1,344	100%	1,615	100%	19%
Auto	217	14%	168	12%	208	13%	29%
Autoparts	278	17%	225	17%	320	20%	24%
Shipbuilding	9	1%	14	1%	17	1%	-33%
Line Pipes	98	6%	106	8%	109	7%	-8%
Small Diameter Pipes	126	8%	112	8%	103	6%	13%
Packaging	28	2%	20	2%	24	1%	38%
Household Appliances	33	2%	31	2%	32	2%	4%
Civil Construction	93	6%	76	6%	89	6%	23%
Electrical Equipment	74	5%	54	4%	71	4%	35%
Distributors	372	22%	301	22%	358	22%	24%
Industrial Equipment	68	4%	67	5%	75	5%	2%
Others	207	13%	170	13%	209	13%	22%

Market Share - Usiminas System (*)

(% volume)

	2007 (*)	2006 (*)	2005 (*)	2004 (*)	2003 (*)
DOMESTIC MARKET	52%	52%	53%	55%	60%
Auto	59%	59%	59%	55%	62%
Autoparts	61%	62%	59%	62%	67%
Shipbuilding	100%	100%	100%	100%	100%
Electrical Equipment	73%	65%	66%	63%	58%
Household Appliances	35%	38%	33%	36%	44%
Line Pipes	88%	98%	94%	98%	95%
Small Diameter Pipes	39%	54%	54%	60%	68%
Packaging	14%	13%	14%	15%	16%
Civil Construction	35%	40%	44%	48%	58%
Distributors	44%	42%	44%	51%	59%

(*) Defined by USIMINAS, Cosipa, CSN and Arcelor Mittal markets.
Source: IBS

Loans and Financing by Index - Consolidated

R$ million	31-dec-07 Short Term	31-dec-07 Long Term	31-dec-07 TOTAL	31-dec-06 TOTAL	Chg. Dec06/Dec07
Foreign Currency (*)	457,131	1,567,863	2,024,994	2,555,308	-21%
IGP-M	0	0	0	116,553	-100%
TJLP	87,103	435,494	522,597	373,043	40%
Others	19,683	8,616	28,299	14,202	99%
Sub-Total	563,917	2,011,973	2,575,890	3,059,106	-16%
Debentures	0	0	0	0	0%
Sub-Total	563,917	2,011,973	2,575,890	3,059,106	-16%
Taxes Payable in Installments	24,912	121,752	146,664	148,593	-1%
TOTAL	588,829	2,133,725	2,722,554	3,207,699	-15%
FEMCO	1,530	275,217	276,747	273,417	1%
TOTAL DEBT	590,359	2,408,942	2,999,301	3,481,116	-14%
Cash and Cash Equivalents			3,950,937	2,721,062	45%
NET DEBT			(951,636)	760,054	-225%

(*) 93,9462536679121% of total foreign currency is denominated in US dollars

Financial Income - Consolidated

R$ million	4Q 2007	4Q 2006	3Q 2007	Chg. 4Q07/4Q06	2007	2006	Chg. 2007/2006
Monetary Effects	(17,428)	(17,024)	(9,055)	2%	(71,664)	(55,208)	30%
Exchange Variation	60,443	42,704	45,866	42%	262,126	179,678	46%
Hedge Income (Expenses)	(14,936)	(33,568)	(14,877)	-56%	(95,704)	(276,371)	-65%
Interest on Loans, Financing, ACC's and Pre-Payment	(63,545)	(68,493)	(49,426)	-7%	(225,196)	(281,369)	-20%
Financial Income	111,587	63,298	81,806	76%	384,179	247,526	55%
Other Financial Expenses	(165,124)	(31,576)	(41,432)	423%	(259,971)	(146,059)	78%
NET INTEREST INCOME	(89,003)	(44,659)	12,882	99%	(6,230)	(331,803)	-98%

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS
Corporate Taxpayer's ID (CNPJ/MF) 60,894,730/0001-05
NIRE 313,000,1360-0
Publicly Traded Company

MATERIAL FACT

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS ("Usiminas" or "Company"), in compliance with paragraph no. 4 of article 157 of Law no. 6404/76 and with Instruction no. 358/02 of Brazil's Securities and Exchange Commission (CVM), announces that it is currently negotiating, on exclusive terms, the acquisition of a controlling stake of Mineração J. Mendes Ltda., Somisa Siderúrgica Oeste de Minas Ltda. and Global Mineração Ltda., which explore the activity of iron ore in Minas Gerais' "quadrilátero ferrífero" region.

Usiminas states that the negotiation is being oriented by market parameters and similar transactions and that such possible acquisition is in line with the Company's long term strategy. The Company also states that it will, in any way, maintain the announced expansion plan and its payment capacity.

Belo Horizonte, January 11, 2008.

Paulo Penido Pinto Marques
CFO and Investor Relations Director

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A – USIMINAS

Publicly Traded Company
CNPJ/MF 60,894,730/0001-05 – NIRE 313,000,1360-0

MATERIAL FACT

Usinas Siderúrgicas de Minas Gerais S/A – USIMINAS ("USIMINAS"), in compliance with paragraph 4 of article 157 of Law 6,404/76 and with Instruction 358/02 of Brazil's Securities and Exchange Commission (CVM), hereby announces that it acquired the totality of iron ore mining companies Mineração J.Mendes Ltda; SOMISA Siderúrgica Oeste de Minas Ltda. and Global Mineração Ltda., which explore iron ore in the "quadrilátero ferrífero" region, in Minas Gerais. The down payment totaled US$ 925 million and additional payments may be made based on studies to be conducted in the coming two years for confirming both quantity and quality of the reserves.

Usiminas states that such acquisitions are in line with its long-term strategy and the company will maintain the announced expansion plan and its payment capacity.

Belo Horizonte, February 2, 2008.

Paulo Penido Pinto Marques
CFO and Investor Relations Director


ACQUISITION OF J. MENDES
Mineração J. Mendes
February, 2008
NÍVEL 1
BOVESPA BRASIL
ADR
LEVEL I
Latibex
LATINOAMERICA EN EUROS
Dow Jones
Sustainability Indexes
Member 2007/08

USIMINAS


ORDEM

J Mendes is a strategic acquisition for Usiminas

✓ **Iron ore market with strong fundamentals**
- Strong **global demand** perspective
- Continuity **unbalances** between **supply and demand**
- **Increasing concentration** and bargain power

✓ **Integrated business model better positioned to create superior value**
- Increased **margin stability**
- Iron ore **price hedge**
- **Increased competitiveness** vis a vis other integrated steel players
- Open **options to further expansion moves** in Brazil and abroad

✓ **Considering its size and location, J Mendes represents an opportunity to enter the iron ore market compatible with Usiminas' scale**

USIMINAS



J Mendes brief overview

- ✓ J. Mendes is the last sizeable mining asset available in the Quadrilátero Ferrífero, a major iron ore province in Brazil
- ✓ The acquired company is comprised of four mining sites with total expected **resources of 2.7 to 3.0 Bt** and **expected reserves of 1.1 to 1.8 Bt**

Somisa



Global/Camargos



J Mendes



Pau de Vinho



- ✓ Expected mine **useful life** of at least **25 years**
- ✓ Expected iron content between **46 and 48%**
- ✓ Current production level at roughly **6 MMt/year**

USIMINAS

Relative location of J Mendes

- ✓ J. Mendes mines are **close to existing railway lines (MRS – 28km and FCA – 15km)**, with access to the ports of Cosipa and Sepetiba



Brazil
(Minas Gerais)
Ipatinga Plant
Belo Horizonte
(Espírito Santo)
Tubarão
Praia Mole
J Mendes mines
(São Paulo)
(Rio de Janeiro)
São Paulo
Sepetiba
RJ Port
Cosipa Port
Cubatão Plant
FCA
EFVM
MRS

USIMINAS



What was the acquisition price?

✓ Usiminas acquired J. Mendes with a phased cash disbursement schedule

- Upfront payment of **US$ 925 MM**
- Subsequent payments over the next two years, subject to confirmation of **reserves size** and **iron content** (drilling audit process)
- Maximum total disbursement is limited to **US$ 1,900 MM** (for example, in case of minimum proven reserves of **1.4Bt** with at least **47%** of iron content)
- **No additional cash** will be paid for proven reserves **in excess of 1.4Bt**

Acquisition Price

(as a function of proved reserves through drilling audit)



Effective Price to be Paid (US$ B)
2.1
1.9
1.7
1.5
1.3
1.1
0.9
Maximum price to be paid is US$ 1.9 B for 1.4Bt of reserves
0.6
0.8
1.0
1.2
1.4
1.6
1.8
2.0
2.2
2.4
2.6
2.8
3.0
Proven Reserves (Bt)
(assumption: 47% of ore content)

USIMINAS



What is the production plan?

✓ Iron ore production capacity will be expanded to **29.2 MMt/year** in two stages

- **First stage** – increase in current production **from 6 MMt/year to 13 MMt/year** with **marginal capex** commitments
- **Second stage** – increase production to **29.2 MMt/year** from 2013 on with the addition of a new production plant

✓ With a 29.2 MMt/y production rate, the mine should operate for at least **25 years**

✓ Opportunities to speed-up production ramp-up under evaluation

Expected Production Ramp-up (MMt)



Start-up of new plant
5
6
9
9
11
29
16
13
29
16
13
New Plant
2008
2009
2010
2011
2012
2013
LT
Drilling phase
Ramp-up phase
Steady-state production phase

USIMINAS



What is the capex needed for the expansion?

- ✓ J. Mendes' current asset base allows the expansion of the production capacity to **13 MMt** with a marginal capex of **US$ 150 MM** (including direct railway access to the mine)
- ✓ The **second expansion stage** will demand additional resources of **US$ 600 MM** in a new production plant with **16,0 MMt** of capacity
- ✓ Considering a maximum acquisition price of US$ 1,900 MM and the total expansion capex of US$ 750 MM, the total maximum investment for the asset should be **US$ 91/t of production**

Expected Expansion Capex (US$ MM)


150
600
750
FIRST STAGE CAPEX
(to take annual production capacity from 6MMt to 13MMt and establish a direct railway access to the mine)
SECOND STAGE CAPEX
(to take annual production capacity to 29MMt)
TOTAL EXPECTED CAPEX FOR THE PRODUCTION EXPANSION

USIMINAS



What is the sales plan?

✓ With the mine expansion, **Usiminas will be fully hedged** on iron ore future price fluctuations

- Cosipa will be supplied mainly by J. Mendes through MRS railroad
- Despite the fact that Ipatinga Mill will not be supplied by J. Mendes, it will have the benefit of full hedge on iron ore price fluctuations

✓ Excess iron ore production shoud be sold through contracts and the spot market

USIMINAS



How was the financing structured?

- ✓ Usiminas **secured financing** to maintain current liquidity levels
- ✓ Usiminas' **investment grade rating kept by rating agencies**

Moody's Investors Service

From a margin volatility standpoint, the acquisition of J. Mendes would further improve Usiminas' business profile by creating a natural hedge for its iron ore costs...

STANDARD & POOR'S

Usiminas' Ratings Unaffected By Acquisition Negotiations

We expect Usiminas to maintain a very conservative financial strategy and credit measures for the rating category, despite the acquisitions.

FitchRatings
KNOW YOUR RISK

Fitch views the potential acquisition positively from a business perspective, as Usiminas will become less reliant on higher cost third-party sources for the iron ore used in the production of steel

USIMINAS


ORDEM E

Overview of the Transaction

- ✓ J. Mendes is a **strategic acquisition** for Usiminas, providing a **natural full hedge** on iron ore, increased **margin stability** and **strengthened position** to go after **further expansion opportunities**

- ✓ J. Mendes is the **last sizeable iron ore asset** available in the Southeast region of Brazil, being **compatible with Usiminas' scale**
  - Expected **resources of 2.7 to 3.0 Bt** and **expected reserves of 1.1 to 1.8 Bt**
  - Expected **useful life** of at least **25 years** and **iron content** between **46 and 48%**

- ✓ The acquisition was made using a **phased cash disbursement schedule**
  - **Upfront** payment of **US$ 925 MM**
  - **Subsequent payments** over the next two years **limited to an additional US$ 975 MM**, subject to confirmation of reserves size and iron content
  - Therefore, **maximum** total disbursement is limited to **US$ 1,900 MM** (for example, in case reserves reach **1.4Bt** with an iron content of **47%**)

USIMINAS


ORDEM E

Overview of the Transaction

- ✓ The **investment plan** for the mine will consume **US$ 750 MM** to increase annual production capacity from current 6MMt to **29.2MMt** until **2013,** serving both domestic and international markets

- ✓ The **acquisition price is in line with recent comparable transactions**

- ✓ Usiminas secured **financing** to maintain current liquidity levels

- ✓ Usiminas' **investment grade rating was kept by rating agencies** *(Standard&Poor's, Moody's, Fitch Ratings),* **with favourable evaluations**.

USIMINAS



Declarations relative to business perspectives of the Company, operating and financial results and projections, and references to the growth of the Company, constitute mere forecasts and were based on Management's expectations in relation to future performance. These expectations are highly dependent on market behavior, of Brazil's economic situation, on the industry and on international markets, and are therefore subject to change.

www.usiminas.com.br

Investor Relations:

Bruno Seno Fusaro (Head of IR)
brunofusaro@usiminas.com.br
Tel.: + 55-31-3499-8772
Fax: + 55-31-3499-9357

Luciana Valadares dos Santos
lsantos@usiminas.com.br
Tel.: + 55-31-3499-8619

Matheus Perdigão Rosa
mprosa@usiminas.com.br
Tel.: + 55-31-3499-8056

Gilson Rodrigues Bentes
Cosipa (São Paulo Office)
gilson@cosipa.com.br
Tel.: + 55-11-5070-8980

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS

Corporate Taxpayer's ID (CNPJ/MF) 60,894,730/0001-05

NIRE 313,000,1360-0

Publicly Traded Company

Minutes of Extraordinary Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS, held at the company's headquarters, located at Rua Professor José Vieira de Mendonça, 3011, in the district of Engenho Nogueira in Belo Horizonte, Capital of Minas Gerais state, on February 20, 2008, at 11:00 a.m. (Brasília time).

Quorum - Bertoldo Machado Veiga, Chairman; other board members: Albano Chagas Vieira, Antônio Luiz Benevides Xavier, Hidemi Kawai, Humberto Eudes Vieira Diniz, José Olímpio da Silva, Marcelo Pereira Malta de Araújo, Rinaldo Campos Soares, Shinya Higuchi, Toshimi Sugiyama and Wilson Nélio Brumer.

The following persons also attended the meeting: Executive officers Paulo Penido Pinto Marques and Hiroyuki Nakagawa; General Secretary Juventino Moraes da Franca.

Deliberations Summary

Debentures – Following the decision taken at the meeting held on December 10, 2007, which approved the 4th issuance of debentures totaling up to R$ 500 million, with the following characteristics: issuance of up to 5,000 simple subordinated debentures, one-single series, with par value of R$ 100 thousand each and 5-year maturity for public distribution, the Board made the following decisions: (i) approve the remuneration related to the Debentures, which, as of their Issuance Date, will be entitled to a half-year remuneration that corresponds to remuneration interest, accruing as from the Issuance Date, applicable on their unamortized Unit Par Value, and established with basis on the average rate for Interbank Deposits of one day, "*over extra grupo*," expressed in the form of percentage per year, based on 252 business days, calculated and disclosed by CETIP, plus a spread or surcharge of 0.42% per year calculated on an exponential basis; (ii) ratify the amount of 5,000 Simple, Nominative, Book-Entry, Subordinated Debentures to be issued in a Single Series. In conclusion, the actions required for the registration of the 2nd Securities Distribution Program and the consecution of the Offer were ratified thereof and the Board is authorized to sign the Agreement for the First Amendment of the Issuance Deed.

With nothing further to be deliberated, the meeting was adjourned and the minutes were drawn up in Book CA-2, which was signed by the members of the Board in attendance and by the General Secretary. Belo Horizonte, February 20, 2008. (a) Bertoldo Machado Veiga, Chairman; Albano Chagas Vieira, Antônio Luiz Benevides Xavier, Hidemi Kawai, Humberto Eudes Vieira Diniz, José Olímpio da Silva, Marcelo Pereira Malta de Araújo, Rinaldo Campos Soares, Shinya Higuchi, Toshimi Sugiyama and Wilson Nélio Brumer. General Secretary.

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
Corporate Taxpayers' ID (CNPJ/MF 60,894,730/0001-05)
NIRE 313,000,1360-0
Publicly Traded Company

NOTICE TO MARKET

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS informs, under the terms of article 8 of CVM Instruction 384/03, that it contracted Banco Bradesco BBI S.A., a financial institution located at Avenida Paulista, no. 1450, 8th floor, São Paulo (SP), registered under Corporate Taxpayers' ID no. 06,271,464/0073-93, to act as Market Maker of the Simple Nonconvertible Debentures, of 4th Issuance, Single Series with issue date on February 01, 2008 and maturity date on February 01, 2013, under tickers USIM-D41, ISIN code BRUSIMDBS039, to be traded at BOVESPA FIX as of March 6, 2008. Such agreement will run until the maturity of the Debentures mentioned above. The purpose of the said agreement is to raise the liquidity of the Debentures.

The company further informs that there are outstanding on the market 5 (five) thousand simple, nonconvertible debentures of 4th issuance, single series, with issue date on February 1, 2008 and maturity date on February 01, 2013, mentioned above.

Paulo Penido Pinto Marques
Investor Relations Director

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
Corporate Taxpayer's ID (CNPJ/MF) 60,894,730/0001-05
NIRE 313,000,1360-0
Publicly Traded Company

Minutes of Extraordinary Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS, held at the company's headquarters, located at Rua Professor José Vieira de Mendonça, 3011, 6th floor, Room 23, in the Engenho Nogueira district, in Belo Horizonte, capital city of the Minas Gerais state, on March 26, 2008, Wednesday.

Quorum – Bertoldo Machado Veiga, Chairman; other board members: Albano Chagas Vieira, Antônio Luiz Benevides Xavier, Gabriel Stoliar, Hidemi Kawai, Humberto Eudes Vieira Diniz, José Olímpio da Silva, Marcelo Pereira Malta de Araújo, Rinaldo Campos Soares (relator), Shinya Higuchi, Toshimi Sugiyama and Wilson Nélio Brumer.

The following persons also attended the meeting: executive officers Hiroyuki Nakagawa and Paulo Penido Pinto Marques; José James Mendes Pessoa (alternate); Controllership Superintendent João Lucas Ferraz Dungas and General Secretary Juventino Moraes da Franca. Members of the Fiscal Council attended part of the meeting, in compliance with Article 163 of the Corporate Law.

Deliberations Summary

Management Report and 2007 Financial Statements – The Management Report and the Financial Statements for the fiscal year ended December 31, 2007 were approved and will be submitted to the Company's General Ordinary Shareholders' Meeting, in which the highlights are the increase in net revenue, in net profit and in EBITDA in comparison with 2006.

Shareholder Remuneration – A proposal for allocation of the 2007 fiscal year net profit was approved "ad referendum" of the General Shareholders Meeting. A total amount of R$ 1,115,595,514.37 will be distributed to shareholders:
(i) Intermediate payment, according to a deliberation held at a Board Meeting on August 8, 2007, as interest on equity, totaling R$ 331,000,016.89 (R$ 1.43823 per common share and R$ 1.58206 per preferred share) and dividends totaling R$ 174,306,287.38 (R$ 0.75738 per common share and R$ 0.83312 per preferred share), paid on in August 2007; (ii) Anticipation of complementary payment, deliberated on a Board Meeting on November 7, 2007, as interest on equity totaling R$ 314,000,853.36 (R$ 0.90958 per common share and R$ 1.00054 per preferred share); and (iii) additional anticipated payment, following deliberation taken at the meeting, as complementary dividends totaling R$ 296,288,356.74 (R$ 0.85827 per common share and R$ 0.94410 per preferred share).

Payment Date – The Board decided that the payment date for complementary interest on equity and the additional dividends (items ii and iii above) will be April 9.

Deferred Fiscal Asset – The Board reaffirmed a decision taken by Management at a meeting on March 17, 2008, which approved a Technical Feasibility Study for Maintenance of the Deferred Fiscal Asset, written by the Controllership Department, in compliance with

CVM Instruction 371, dated June 27, 2002, which will allow maintenance of the referred asset (R$ 388.5 million);

2008 Funding Plan – The outcome of the negotiations of funding already approved was presented. (Eurobonds, US$ 400 million; debentures, R$ 500 million; Pré-payment Export Contract, US$ 600 million; Revolving Facility, US$ 700 million). Development of negotiations for the loan from the IDB worth up to US$ 400 million was also presented. New operations approved by the Board: (i) with JBIC, a loan totaling up to US$ 550 million, for funding part of the new Cosipa hot-strip mill (taker), under the following conditions: minimum maturity of 10 years, minimum grace of 1 year, guaranteed by Usiminas; (ii) with Banco do Brasil S/A, loan worth R$ 200 million, for which Usiminas is the taker, through Crédito Agrícola-NCE (Export Notes), maturity of 2 years, amortization at maturity, at 95% of the interbank rate CDI;

Capital Increase and Stock Dividend – The Board of Directors, based on Management proposal, approved "ad referendum" of the Extraordinary General Shareholders Meeting: (i) a capital increase by over R$ 4,050,000,000.00 (four billion and fifty million real), through the capitalization of Reserves, with issuance of new shares; (ii) stock dividend in common and preferred shares class "A" and "B" in the proportion to 50% for each share. As a result, the Company's capital will be increased to R$ 12,150,000,000.00, divided into 506,893,095 shares, being 252,630,342 common shares, 253,388,421 preferred shares class "A" and 874,332 preferred shares class "B", all of which are book-entry shares, without par value, with the corresponding modification on the Article No. 5 of the Company's bylaws. As from April 30, 2008, the negotiations of these shares in the stock exchange will be made ex-bonus.

USIPARTS: supplemental painting line works – The Board approved Usiminas' guarantee for the funding operation that USIPARTS S/A-Sistemas Automotivos currently negotiates with BNDES/BDMG, amounting R$ 18,973,500.00, for the required investments to supplement the painting line of this controlled company.

RECEIVED
2008 JUL -1 A 8:14

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A – USIMINAS
Corporate Taxpayers' ID (CNPJ/MF) 60,894,730/0001-05
NIRE 313,000,1360-0
Publicly Traded Company

Minutes of the meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS, held at the head office of the Company, located at Rua Prof. José Vieira de Mendonça, 3011, 6th floor, Room 23, Engenho Nogueira District, in Belo Horizonte, capital city of the state of Minas Gerais, on March 26, 2008, Wednesday.

Quorum – Bertoldo Machado Veiga, Chairman; other board members: Albano Chagas Vieira, Antônio Luiz Benevides Xavier, Gabriel Stoliar, Hidemi Kawai, Humberto Eudes Vieira Diniz, José Olímpio da Silva, Marcelo Pereira Malta de Araújo, Rinaldo Campos Soares (relator), Shinya Higuchi, Toshimi Sugiyama and Wilson Nélio Brumer.

The following persons also attended the meeting: Executive Officers Hiroyuki Nakagawa and Paulo Penido Pinto Marques; José James Mendes Pessoa (alternate); Controllership Manager João Lucas Ferraz Dungas and General Secretary Juventino Moraes da Franca. The members of the Fiscal Council sat in part of the meeting, in compliance with the terms set forth in art. 163 of the Corporate Law.

ISSUES/DELIBERATIONS:

Management Report and 2007 Financial Statements – The Management Report and the Financial Statements for the year ended on December 31, 2007, to be submitted to the General Shareholders' Meeting of the Company, were approved.

The consolidated results for 2007 present the following highlights, higher than those in 2006: (i) net profit of R$3.172 billion, up 26.1%; (ii) net revenue reached R$13.825 billion, up 11.4%; and (iii) EBITDA of R$5.003 billion, up 14.5%.

Distribution of Results – in "ad referendum" of the General Shareholders' Meeting, the proposal for the allocation of the Company's net profit in 2007, amounting to R$3,187,416,623.29 (three billion, one hundred and eighty-seven million, four hundred and sixteen thousand, six hundred and twenty-three reais and twenty-nine centavos), was approved by the Board as follows:

(a) R$159,370,831.16 for the Legal Reserve (5%);
(b) R$1,115,595,514.37 for shareholder remuneration, of which: (i) intermediate anticipation, as set forth in Board Meeting-08/08/2007, as interest on equity, totaling R$331,000,016.89 (R$1.43823 per common share and R$1.58206 per preferred share) and of dividends amounting to R$174,306,287.38 (R$0.75738 per common share and R$0.83312 per preferred share), paid in August 2007; (ii) complementary anticipation to pay, resolved at the Board Meeting-11/07/2007, as interest on equity, worth R$314,000,853.36 (R$0.90958 per common share and R$1.00054 per preferred share); and (iii) additional anticipation, by resolution taken at this meeting, as complementary dividends, totaling R$296,288,356.74 (R$0.85827 per common share and R$0.94410 per preferred share);
(c) R$1,514,022,896.00 allocated to the Reserve for Investments and Working Capital, in the form of the Bylaws (art. 24, subparagraph 3);
(d) R$398,427,381.76, complying with the Capital Budget (art. 196 of Law no. 6404/1976), attached hereto.

Payment Date – The Board set April 9 for the payment of complementary interest on equity and additional dividends (letter **b**, items ii and iii above).

Future Taxable Asset – The Board signed the resolution of the Management, taken at the DI-03/17/2008 meeting, which approved the Technical Feasibility Study for the Maintenance of Future Taxable Asset, prepared by the Controllership Management under the terms of CVM Instruction no. 371 of June 27, 2002, which will enable the maintenance of the said asset (R$388.5 million).

Merger of mining companies J. Mendes, Somisa and Global – The proposal to merge the recently-acquired mining companies J. Mendes, Somisa and Global was reported. The Board decided to postpone the resolution about this matter to the

extraordinary shareholders' meeting to be held on April 29, giving opportunity for a more detailed analysis about the goodwill amortization;

Capital Increase with Stock Dividend – Approved by the Board, based on the proposal of the Management "ad referendum" of the Extraordinary Shareholders' Meeting. (i) the increase of capital stock by R$ 4,050,000,000.00 (four billion and fifty million reais) through incorporation of reserves, increasing the number of shares; (ii) stock dividend of Common and Preferred stock, classes "A" and "B", at the rate of 50% for each share held. Consequently, the capital stock will be R$ 12,150,000,000.00, divided into 506,893,095 shares, of which 252,630,342 common stock, 253,388,421 class "A" preferred stock and 874,332 class "B" preferred stock, all book-entry shares, with no par value, with the resulting amendment of art. 5 of the Bylaws. As from April 30, 2008, trading of these shares will be made ex-bonus.

Outlook: global and Brazilian steel industry – A broad exposure on the dynamics of the steel industry was presented, with global GDP and GDP by country, global demand and capacity, exports and imports of finished products, analysis of the global plate market, cost of main raw materials and Brazilian economic scenario, with the main Brazilian economic indicators, the demand for rolled products, the balance between the supply and the demand; the revamping of Cosipa's Blast Furnace.

Trend of Results for the 1st quarter – Data from Usiminas/Cosipa was presented and showed the steel market trend for the 1st quarter of the current year, in terms of production of liquid steel, sales, net revenue, average price, cost of products sold, EBITDA, operating profit, and was concluded with an analysis of the impact of the iron ore and coal increase on the 2008 budget;

Progress of the development plans – Just for the sake of information, comments on the Development Plan of the Mills were presented: in Ipatinga: (i) Coke plant no. 3, with a contract signed with Minmetals/Acre (China), in the manufacturing stage, of which the 1st shipment should be made in June/08; (ii) Thermoelectric power plant, in the manufacturing and construction stage; (iii) technical proposals under analysis for Coke Plant 4 (1.5 Mt), Coal Yard, Sintering Machine 4 and Ore Yard (6.176 Mt), Blast Furnace 4 (4.147 Mt), Steel Mill 3 (4.8 Mt), as well as the situations of the projects for: Heavy Plate Rolled Products (0.500 Mt), Hot Strip Line (0.150 Mt) and the new Hot Dipped Galvanized Line (0.550 Mt); in Cubatão: special emphasis on the Hot Strip Line 2 project, with the contract signed with Mitsubishi/Hitachi on 03/17/2008 and implementation period of around 35 months. The development stages of the recently-acquired mines were also informed, with an immediate plan for the first 100 days and studies for subsequent stages.

An executive summary showing the convenience of the expansion of galvanized products through the implementation of a new Hot Dipped Galvanized line of 550 kt/year in the current structure of Unigal was submitted for approval. The Board decided to postpone the decision to an extraordinary meeting to be held on April 29, for the equipment; the intention of NSC to increase its share in the Unigal joint venture will be analyzed in a future meeting.

Funding Plan in 2008 – The outcome of the negotiations for the already-authorized funding was shown (Eurobonds, worth US$ 400 million; debentures, of R$500 million; Prepayment of Exports, of US$ 600 million; Revolving Facility, of US$ 700 million). The progress of the negotiation for a loan of up to US$ 400 million from the Inter-American Development Bank, which has already internally approved the eligibility of Usiminas investments, was also presented, and a due diligence process and the contact with commercial banks for the syndicalization of Tranche B will now follow.

New operations approved by the Board: (i) loan of up to US$550 million from JBIC to finance part of the new hot strip line of Cosipa (taker), under the following conditions: total minimum term of 10 years, minimum grace period of 1 year, with the guarantee of Usiminas; (ii) from Banco do Brasil S/A, loan of R$200 million, of which the taker is Usiminas, through Crédito Agrícola-NCE (Export Credit Note), 2-year term, amortization at maturity, at the cost of 95% of the CDI interbank short-term rate;

USIPARTS: complementation of the paintwork line – The Board approved the guarantee of Usiminas for the financing operation that USIPARTS S/A-Sistemas Automotivos is negotiating with BNDES/BDMG, worth R$18,973,500.00, for investments needed for the additional paintwork line for this subsidiary;
General Shareholders' Meeting – The Board set the date for the General Shareholders' Meeting, which will be on April 29, 2008, at 11:00 a.m., with the following matters to be deliberated:
Annual Management Report and Financial Statements for the year ended on December 31, 2007; allocation of net profit of the year and ratification of anticipated distribution of intermediate and complementary interest on equity and additional dividends; establishment of the annual budget for the Officers' remuneration; election of effective and alternate Board members; and election of effective and alternate members of the Fiscal Council;
Extraordinary Shareholders' Meeting – The Board set the date for the Extraordinary Shareholders' Meeting, which will be held on April 29, 2008, at 11:30 a.m., with the following matters to be deliberated: the increase of capital stock by R$ 4,050,000,000.00 (four billion and fifty million reais), through incorporation of reserves, with a stock dividend in common and preferred class "A" and "B" at the rate of 50% for each share held, with the resulting amendment of art. 5 of the Bylaws;
Next meetings – The Board approved the postponement to July 9 of a meeting originally scheduled for May 14; an extraordinary meeting was scheduled for April 29, following the general shareholders' meeting scheduled for the same date (General, at 11:00 a.m., Extraordinary, at 11:30 a.m.), with the following Agenda: election of the Board for the biennium 2008/2010 and: (i) incorporation of mining companies J. Mendes, Somisa and Global (resolution), (ii) new Hot Dipped Galvanized line (resolution), (iii) results for the 1st quarter of 2008.
GM Award – A copy of a letter dated March 17 of the current year was handed out, in which General Motors Corporation announced that Usiminas won the ***2007 GM Supplier of the Year*** award and it was pointed out that this is another award that Usiminas receives from GM international, which qualifies it to become a global supplier of the automaker.
Farewell – Officer Rinaldo Soares bade his farewell as Executive Officer after 18 years as CEO, remembering a few important facts during this period: the privatization of Usiminas and the structuring of the Usiminas System, comprised of 17 companies, all profitable. At Cosipa: the entry into the capital stock of the recently-privatized company, the pioneering drop-down operation, which recovered the assets and the operability of the steel mill. After thanking everyone, Mr. Soares said he hopes, in the Board of the Company, to continue contributing towards the success of Usiminas, a successful company, with its own corporate culture, which excels in many fields of activity. In the name of Nippon Usiminas, a shareholder since the foundation of Usiminas, Board Member Hidemi Kawai extended his gratitude and acknowledged the work developed by Chairman Rinaldo Soares, who went through some difficult moments, but leaves Usiminas as the best steel-making company in Brazil.
Having no further issues to be discussed, the meeting was adjourned and the minutes were drawn up in Book CA-2, which was signed by the Board members in attendance and by the General Secretary. Belo Horizonte, March 26, 2008.

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
Corporate Taxpayer's ID (CNPJ/MF) 60,894,730/0001-05
NIRE 313,000,1360-0
Publicly Traded Company

NOTICE TO SHAREHOLDERS

Complementary Dividends

We hereby inform our shareholders that the Board of USINAS SIDERÚRGICAS DE MINAS GERAIS S/A – USIMINAS, at a meeting held on March 26, 2008, "ad referendum" of the General Shareholders Meeting, approved a proposal to distribute to shareholders holding shares on March 26, 2008, according to the Bylaws and the law in effect, on account of the net profit of the 2007 fiscal year, an amount of R$ 296,288,356.74 (two hundred and ninety six million, two hundred and eighty eight thousand, three hundred and fifty six real and seventy four cents) as complementary dividends. Each common share will be entitled to R$ 0.85827 and each preferred share to R$ 0.94410.

The shares will be negotiated "ex-dividend" as of March 27, 2008.

The payment date will be as from April 9, 2008.

Another deliberation was the payment, as from April 9, of interest on equity decided at a Board meeting held on November 7, 2007, to holders of shares on November 27, 2007. Each common share will be entitled to **R$ 0.90958** and each preferred share **R$ 1.00054**.

A withholding tax of 15% will be deducted from the amount related to interest on capital, in compliance with the legal exceptions.

Stock Dividend

We also inform our shareholders that the Board of Directors, at a meeting held on this date, "ad referendum" of the Extraordinary General Shareholders Meeting which will take place on April 29, 2008, approved a capital increase of USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS of R$ 4,050,000,000.00. The capital stock will increase to R$ 12,150,000,000.00 from R$ 8,100,000,000.00 through capitalization of reserves, with issuance of new shares and the credit of 1 (one) new bonus share for each group of 2 (two) existing shares. The new shares will be equally entitled to all the benefits, including dividends and an eventual capital remuneration. The effective date and capitalization of reserves will be April 29, 2008 and the estimated date for the granting of the bonus shares will be May 6, 2008.

The unit cost of the bonus shares is R$ 23.969551, in compliance with paragraph 1 of article 25 of IN/SRF 25/2001, considering that for income tax purposes such cost may be added to the cost of share issuance of the Company already held by shareholders.

We also inform that as from April 30, 2008, including this date, trading of these shares will be ex-bonus.

Eventual fractions resulting from the stock dividends will be sold at auction in stock exchanges and the corresponding amount will be credited automatically as from May 23, 2008.

Supplemental Information

Shareholders who have bank accounts at BRADESCO or OTHER BANKS and that communicated this fact will receive credit automatically on the first date of payment and will receive a credit notice. All other shareholders whose addresses are on file and who did not inform their bank account information will receive by mail a form called NOTICE FOR RECEIPT – PROCEEDS OF BOOK ENTRY SHARES. To receive the credit, these shareholders should go to any Bradesco branch and bring the form, the RG identity card and the CPF taxpayer identity card. Shareholders who do not receive the CREDIT NOTICE or the NOTICE FOR RECEIPT should go to any BRADESCO branch to receive this credit and update their personal file information. The credit related to shares held by the Brazilian Clearing and Depository Corporation (CBLC) will be made to that entity and the member brokerage houses will transfer it to the respective shareholders.

Additional information can be obtained from the Investor Relations Department at 55 31 3499-8856 or email investidores@usiminas.com.br

Belo Horizonte, March 27, 2008

PAULO PENIDO PINTO MARQUES
Chief Financial Officer and Investor Relations Director


USIMINAS

Usiminas records Net Profit of R$ 646 million in 1Q08. Net revenue and EBITDA grew respectively 7% and 6%.

Belo Horizonte, April 30, 2008 - Usinas Siderúrgicas de Minas Gerais S/A Usiminas (BOVESPA: USIM3, USIM5, USIM6; OTC: USNZY; Latibex: XUSI; XUSIO) today releases its first quarter 2008 results (1Q08). Operational and financial information of the Company, except where otherwise stated, are presented based on consolidated figures, in reais, according to corporate law. All comparisons made in this release take into consideration the same period in 2007, except when stated otherwise.

Usiminas System releases its results for the first quarter of 2008, totaling a net revenue of R$ 3.6 billion and an EBITDA of R$ 1.3 billion, respectively 7% and 6% above the results of 1Q07. Net profit for the period was R$ 646 million, slightly above the profit posted in the same period of 2007, with the margins stable. These results are in line with the management's expectations, which was already considering in the year a decrease in production and sales in this quarter due to the interference of the Cubatão mill as a result of the relining and upgrading of its equipment.

This work is part of an extensive investment schedule in the mills of the Usiminas System aiming the improvement of quality, a better mix, expansion and cost reduction. Usiminas, by its vertical integration through the acquisition of mining group J. Mendes, also prepares itself to invest in the mines, not only to assure the safety and control of the supply of this strategic input but also act as an exporter in the international market.

Usiminas is facing a moment of transition, after the decision of the controlling shareholders to choose a new CEO, a professional with an extensive background in the industrial sector, who will run the company and continue full speed ahead with the bold investment projects. This transition process does not deviate the focus to consolidate its leading position in the domestic market and presence in the international market in order to place it on a new level of productivity and profitability.

The Board of Directors

Highlights

R$ million	1Q 2008	1Q 2007	4Q 2007	Chg. 1Q08/1Q07
Total Sales Volume (000 t)	1,886	1,936	1,980	-3%
Net Revenues	3,554	3,336	3,479	7%
Gross Profit	1,233	1,144	1,198	8%
Operating Result (EBIT) (a)	1,012	964	1,334	5%
Financial Result	(30)	9	(89)	
Net Income	646	642	970	1%
EBITDA (b)	1,254	1,178	1,217	6%
EBITDA MARGIM	35.3%	35.3%	35.0%	0 p.p.
EBITDA (R$/t)	665	608	615	9%
Total Assets	22,770	19,320	20,699	18%
Net Debt	677	128	(952)	429%
Stockholders' Equity	13,121	11,060	12,474	19%

(a) Earnings before interest, tax and participations.

(b) Earnings before interest, taxes, depreciation, amortization and participations.

Market Data

March 31, 2008

Bovespa: USIM3 R$ 102.81 / share
USIM5 R$ 98.40 / share

USA/OTC: USNZY US$ 57.00/ADR

Latibex: XUSI € 35.99
XUSIO € 37.27

Conference calls

May 05, 2008

Portuguese - 10:00 a.m. (Brasília)

English – 12:00 p.m. (Brasilia) / 11:00 a.m. (NY)

Webcast
www.usiminas.com.br/ri

Investor Relations

Bruno Seno Fusaro
Head of Investor Relations
Tel: (55 31) 3499 8856
brunofusaro@usiminas.com.br

NÍVEL 1 | ADR Level I | Latibex

Further information

- Company's market cap as of 03/31/08: **R$ 33.3 billion**
- Cash position as of 03/31/08: **R$ 3.7 billion**
- Investments on fixed assets in 1Q08: **R$ 348 million**

Economic Analysis and Outlook

Domestic Scenario

"Strong pace of the economy and steady growth in demand"

Brazilian Economy

The Brazilian economy continued to grow at a fast pace in the 1st quarter. The scenario for 2008 points to a sustained growth of over 4%, likewise to 2007, with an increase in investments and family consumption power.

This behavior, however, has been causing a certain amount of concern, by the government, as well as economic analysts, in relation to the sustainability of this growth, due to the heavy use of installed capacity in many industrial sectors and due to recent inflationary pressure, which led the economic authorities to increase interest rates.

Demand for Flat-Rolled Steel

The domestic flat-rolled steel market grew 19% in 1Q08 in comparison with 1Q07. By segment, the auto sector grew 23% and the distribution and civil construction rose 24%, while the industry sectors grew at a lower rate, 6%.

The auto sector continues to stand out with a sharp growth in vehicle sales. Production in the 1st quarter of this year, according to data from the National Association of Automakers (Anfavea), reached the mark of 783 thousand units, 19% above that of 1Q07, representing an annual production of 3 million units in 2008.

Others highlights were the demand of the distributors (+30%), civil construction and shapes sectors, which rose 23% due to a boost in investments in housing and industrial and commercial expansions.

The industry sector registered a more modest growth due to a slow down in the electronic equipment sector, which has been suffering from the competition of imported products and also due to the cooling down of the large-diameter pipe sector. The demand of this sector, however, should pick up due to a large portfolio of projects in the oil and gas sector.

DEMAND GROWTH - In thousand tons			
SECTORS	1Q08	1Q07	Chg. %
AUTOMOBILE	376,9	305,8	23,3
AUTOPARTS	470,0	383,8	22,5
SHIPBUILDING	14,7	12,4	18,5
HIGHWAY EQUIPMENT	44,2	36,0	22,8
AGRICULTURAL MACHINERY	21,8	17,6	23,9
INDUSTRIAL EQUIPMENT	77,6	61,6	26,0
ELECTRONIC EQUIPMENT	84,7	89,0	-4,8
DOMESTIC APPLIANCES	93,6	86,4	8,3
CIVIL CONSTRUCTION / SHAPES	332,1	269,5	23,2
REROLLING	87,4	69,9	25,0
SMALL DIAMETER TUBES	292,6	270,7	8,1
DISTRIBUTION	887,4	683,9	29,8
LARGE DIAMETER TUBES	113,0	122,8	-8,0
OTHER	220,1	206,0	6,8
TOTAL	3.116,1	2.615,4	19,1

Outlook

The steel sector has reflected this performance in consumption as well as investments through a steady growth in demand. Therefore, 2008 should be the third consecutive year of demand registering another growth cycle.

International Scenario

"Strong price recovery in all international markets"

Global Economy

In the international scenario, data from the US continues to show signs that the economy is moving towards a recession as a result of the negative reflexes of the real estate crisis. The drop in consumer expenses and the increase of unemployment should weight more on the population's trust level.

In the European Union, after forecasts that point towards a slowdown in economy, the real data proved to be more elastic than was expected.

The emerging economies also continued to grow steadily.

Demand for Flat-Rolled Steel

The international market scenario for flat-rolled steels, at the beginning of 2007, was already pointing towards a strong price recovery in all international markets, triggered mainly by strong

expectations of price hikes for the main raw materials used to manufacture steel. These expectations were confirmed with percentages higher than expected.

These increases in raw materials, such as iron ore, coking coal, metallurgical coke and ocean freights, besides the cost of oil, all of them depending on the higher or lower degree of dependence of each country/mill to import one or another raw material, affected the production costs of steel products around the world. This scenario has been influenced also by the following aspects:

- the balance between supply and demand;
- low inventories levels;
- lower exports from China in the period, which is a sign that the local government measures are beginning to take effect;
- the performance of the economy in emerging countries, which are less dependent on the behavior of the US economy;
- the doubt and lack of more concrete signs of the effects of the real estate crisis in the US on the financial sector and the scope of its effects on other world economies.

The average international prices for delivery in May and June, are shown as follows:

Flat Steel Prices on the International Market
FOB prices

FOB Base Prices	US$/ton
Slab	800 - 850 (*)
Heavy Plate	1.100 - 1.200
Hot Rolled Coil	900
Cold Rolled Coil	1.000
Galvanized Coils	1.150

(*) commercial quality

Raw Materials

Iron ore

After the definition of a benchmark price for iron ore in long-term contracts in the fiscal year of 2008, spot prices began to drop. China continued to increase the volume of its iron ore imports and in the first quarter of 2008 reached 111 million tons, up 11% compared with the same period of last year, which was 100 million tons.

The iron ore suppliers of Australia have not yet closed the deals for the fiscal year of 2008, despite other suppliers having followed the percentage increase indicated by Vale (Companhia Vale do Rio Doce), in the hope of finding prices to offset the price difference of freight between Brazil and China in relation to that from Australia to China.

Coal/Coke

The flooding which occurred at the beginning of the year cut back the production of several mines in Queensland - Australia, and BHPB has already announced a drop of 8.5 million tons in its forecast for the fiscal year of 2008. This will certainly have a strong impact on the level of Australian coal exports this year, and a drop of 10% has already occurred in the first quarter.

In the last weeks of the month of March, the first deals for contracts of metallurgic coal in the fiscal year of 2008 were set, representing a sharp increase to the buyers.

Logically this increase in the price of coal is strongly affecting production cost of coke, despite the fact that the demand for this raw material has cooled down.

Steel Industry - Global and Brazilian Production

Global

According to data from IISI, the International Iron and Steel Institute, global crude steel production in 1Q08 reached approximately 340 million tons, representing an increase of 7% compared with the same period in 2007.
Asia continues to be the most representative region in the world, accounting for 55% of the steel production. China is the largest global producer with 188.2 million tons or 36% of the total production in the quarter.
Crude steel production in South America totaled 12.4 million tons and Brazil accounted for approximately 70%.

Brazilian

According to preliminary data from the Brazilian Steel Institute (IBS), approximately 8.7 million tons of crude steel were produced in 1Q08, up 8% over the volume recorded in the same period of 2007. Crude steel production of the Usiminas System accounted for 23% of this total.

Brazil's flat and long steel production reached 6.5 million tons in 1Q08, up 6% over the same period in 2007, and sales of the Brazilians mills to the export market, related to flat and semi-finished products (slabs), totaled 1.6 million tons.

Usiminas System - Operational and Commercial Performance

Production (Crude Steel)

Thousand tons	1Q 2008	1Q 2007	4Q 2007	Chg. 1Q08/1Q07	Chg. 1Q08/4Q07
Ipatinga Mill	1,103	1,098	1,110	0%	-1%
Cubatão Mill	887	1,010	1,042	-12%	-15%
Total	1,990	2,108	2,152	-6%	-8%

Crude steel production of the Usiminas System reached 2.0 million tons in 1Q08, down 6% over 1Q07. This is a result of a production decrease in the mill of Cubatão, due to scheduled stops for the relining and upgrading of some equipment such as:

- Blast Furnace no.1;
- Converters no. 5 and 6 of the Steel Plant;
- Continuous Casting Machine no. 3;
- Vacuum degassing (RH)

These interventions will lead to a production increase and a significant improvement of the product mix starting in the second half of the current year.

On 03/31/08, the workforce of the two mills (Usiminas and Cosipa) totaled 13,841 employees.

Consolidated Sales (000 t)



1,910
1,971
2,011
2,170
1,768
1,829
1,770
1,981
1,954
2,028
1,971
1,992
1,936
1,980
2,095
1,980
1,886
28%
27%
29%
29%
22%
30%
31%
46%
38%
31%
32%
33%
28%
24%
23%
19%
19%
72%
73%
71%
71%
78%
70%
69%
54%
62%
69%
68%
67%
72%
76%
77%
81%
81%
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08
Domestic Market
Export Market

"Steady sales and prioritization of the domestic market. Leadership of market is maintained"

Total Sales

Total sales in 1Q08 reached 1.9 million tons, down 3% compared with 1Q07.

The local market continues to be prioritized in order to keep up with the growth of domestic demand. Sales to the local market in 1Q07 totaled 72% of the volume while in 1Q08 this percentage rose to 81%.

The Usiminas System, has reduced its exports to the minimum needed to keep up its strategic presence in select markets and clients and its finished product share stands a little over 10% of sales, excluding the semi-manufactured "slab" products.

Domestic Market

Sales in 1Q08 reached 1.5 million tons, 11% above those in 1Q07. The sales increase was more pronounced in the auto parts, industrial equipment, civil construction and distribution sectors.

Market Share: The Usiminas System has maintained its leading position as supplier of flat steel to the main domestic market segments and ended the period with a market share of 48%.

Export Market

Exports totaled 354 thousand tons in 1Q08, down 36% over that in 2007 and corresponded to 19% of total sales. This reduction is a result of the company's strategic plan to focus the local market, reducing as a consequence the historical exported volumes.

Sales Volume

Thousand tons	1Q 2008		1Q 2007		3Q 2007		Chg. 1Q08/1Q07
Ipatinga Mill							
Domestic Market	960	87%	801	80%	955	89%	20%
Export Market	146	13%	204	20%	116	11%	-28%
Total	1,106	100%	1,005	100%	1,071	100%	10%
Cubatão Mill							
Domestic Market	572	73%	584	63%	648	71%	-2%
Export Market	208	27%	347	37%	261	29%	-40%
Total	780	100%	931	100%	909	100%	-16%
System							
Domestic Market	1,532	81%	1,385	72%	1,603	81%	11%
Export Market	354	19%	551	28%	377	19%	-36%
Total	1,886	100%	1,936	100%	1,980	100%	-3%

Sales Volume Mix - 1Q08


Ipatinga Mill
Expt
13%
Dom
Mkt
87%
Cubatão Mill
Expt
27%
Dom
Mkt
73%
System
Expt
19%
Dom
Mkt
81%

Usiminas System Exports


Taiwan 9%
Bolivia 3%
Indonesia 4%
Others 12%
USA 11%
Spain 12%
Mexico 6%
Chile 11%
Argentina 16%
Germany 5%
South korea 11%

Economic–Financial Performance

"Results within the expectations of the company. Revenue, EBITDA and Net Profit above those in 1Q07"

Net Revenue

Net revenue in 1Q08 reached R$ 3.6 billion, up 7% in comparison with 1Q07, as a result of higher prices, product mix improvement and a larger volume of domestic market sales - 147 thousand tons, compared with the volume sold in 1Q07, thus offsetting the drop in total volume sold in the quarter and the drop on revenues from exports due to the devaluation of the U.S dollar against the Real.

Net revenue per ton (related to the sales of the Ipatinga and Cubatão mills) totaled R$ 1,678 in 1Q08, up 5% comparing with 1Q07.

Net Revenues (Usiminas + Cosipa) - R$/ton.

	1Q08	1Q07	4Q07	2007	2006
Total DOM + EXP	1,678	1,593	1,666	1,639	1,476

Cost of Goods Sold (COGS)

The cost of goods sold (COGS) totaled R$ 2.3 billion in 1Q08, up 6% comparing with the COGS of 1Q07, due to the greater consumption of slabs, heavy plates and HDG acquired, a larger volume of construction work and large-scale repairs and labor adjustments.
The adjustments of raw materials were partially offset by Real-Dollar appreciation, which reached 15%.
Total per-ton COGS (Ipatinga and Cubatão) in 1Q08 was R$ 1,125/ton and in 1Q07 was R$ 1,077/ton.

Gross Profit

Gross profit in 1Q08 reached R$ 1.2 billion, up 8% over 1Q07. The increase in the average selling price per ton enabled a growth of one percentage point in gross margin, to 35% in 1Q08 from 34% in 1Q07.

Operating Profit before Financial Expenses and Participations (EBIT)

Expenses and operating revenues in the quarter were R$ 220.9 million while in 1Q07 expenses accounted for R$ 179.8 million. This increase reflects the effects of fixed costs not absorbed due to scheduled stoppage of the blast furnace of the Cubatão mill, totaling R$ 16 million, besides the establishment of reserves for contingencies amounting to R$ 19 million.

Operating Profit before Financial Expenses and Participations totaled R$ 1.0 billion in 1Q08, up 5% in comparison with 1Q07. Operating margin in 1Q08 reached 28.4% close to that of 1Q07.

EBITDA

EBITDA (profit before taxes, interest, participations, provisions, depreciation and amortization) in 1Q08 reached R$ 1.3 billion, up approximately 6% in comparison with 1Q07. The EBITDA margin was 35%, the same as in the same year-ago period.

Financial Result

Net financial expenses and revenues totaled an expense of R$ 30 million in 1Q08 from a revenue of R$ 9 million in 1Q07 basically due to the reduction of gains on exchange rate.

Equity Income

Equity income from subsidiaries in 1Q08 totaled R$ 3.0 million, down from the R$ 12.7 million posted in 1Q07. This reduction reflects the R$ 26 million loss arising from the J. Mendes goodwill. The foreign exchange effects on investments abroad were negative by R$ 18 million in the current period as compared with R$ 60 million in 1Q07. Profits from Ternium, net from exchange variation of R$ 19 million in 1Q08, against R$ 1 million in 1Q07, also have impacted.

Expenses and Non-Operating Revenue

A revenue of R$ 5.6 million was posted in 1Q08 as a result of the recognition of gains from the sale of Usiminas land.

Income Tax and Social Contribution Tax

Income tax and social contribution tax remained stable in 1Q08 at R$ 339.0 million.

Net Profit

Usiminas posted a consolidated net profit in 1Q08 of R$ 646 million, up approximately 1% in comparison with 1Q07 and within the expectations of the company for the period.

Indebtedness

Total consolidated debt reached R$ 4.3 billion on 03/31/08 (approximately US$ 2.5 billion) from R$ 3.0 billion on 12/31/07 (US$ 1.7 billion). Net debt increased to R$ 677 million on 03/31/08.

The debt is comprised of 40% in loans/financing in local currency and 60% denominated in foreign currency. The maturity profile is made up of 20% in the short term and 80% in the long term.

Consolidated Net Debt / EBITDA



2.1
1.6
1.1
0.7
0.4 0.4 0.4 0.4 0.3 0.4 0.4
0.2 0.0 0.0 -0.1 -0.2 0.1
2.2
1.9
1.7
1.3
1.0
1.0
1.0
0.9
0.7
0.7
0.8
0.4
0.1
-0.1
-0.1
-0.5
0.4
CND (US$ bi)
CND/EBITDA

EBITDA & EBITDA Margin



39%
46%
49%
48%
50%
47%
41%
31%
31%
34%
39%
36%
35%
37%
38%
35%
35%
318
422
538
652
646
655
539
404
414
479
565
551
559
622
717
683
721
EBITDA (US$ million)
EBITDA Margin

Investments

Investments in fixed assets totaled R$ 348 million in 1Q08, against R$ 199 million in the same period of 2007, up 75%. The expenses were focused mainly at maintenance, technological upgrading of equipment and environmental protection.

Current status - Main investments in progress

IPATINGA MILL

New coke oven no. 3
Target: Production of 750,000 ton/year of coke starting in the 1st quarter of 2010 aimed at reaching self-sufficiency in the production of coke.
Project contracted with Minmetals/Acre (China). Equipment delivery for June/08. Civil construction work (excavation) began in March/08.

New Central Thermoelectric Power Plant
Target: provide 60 MW additional power generation at the plant starting in the last quarter of 2008, using gases from de process.
Project in the construction phase. Testing has already begun.

CUBATÃO MILL

Hot Strip Mill no. 2
Target: Production of 2.3 million ton/year of hot-rolled products starting in the 2nd quarter of 2011 in the 1st phase, 3.8 million ton/year in the 2nd phase and 4.8 million ton/year in the 3rd phase.
Contract for the supply of the equipment signed in March/08 with Mitsubishi. Beginning of construction work scheduled for the 3rd quarter of 2008.

Upgrading of Continuous Casting Machine no. 3
Target: increase steel production capacity by 325,000 tons/year and enable production of high value-added steel.
Operation startup is scheduled for the end of April/08.

Relining no. 5 of Blast Furnace no. 1
Target: meet the production increase plans starting in May 2008.
Equipment stopped for relining in February/08 and operation startup is scheduled for the end of May/08.

Pressure Recovery Turbine in Blast Furnace no. 2
Target: provide approximately 11.9 MW/h of power generation starting in January/2009.
Manufacturing of Turbine concluded. Construction work started in February/08.

Capital Markets

NÍVEL 1 BOVESPA BRASIL | ADR Level I | Latibex | Dow Jones Sustainability Indexes Member 2007/08 | WE SUPPORT | IBRI 10 ANOS

- **Bovespa Performance - Bovespa Index**

The preferred class "A" shares (USIM5) appreciated 21% in 1Q08, while the common shares (USIM3) appreciated 24%. In the same period, Ibovespa depreciated approximately 5%.

Usiminas PN was the fourth most traded on the Ibovespa.

On 03/31/08, the USIM5 share was quoted at R$ 98.40 and the USIM3 share at R$ 102.81.

USIM5 and USIM3 vs Ibovespa
From (basis100) 12/28/2007 to 03/31/2008


150
140
130
120
110
100
90
80
70
dez-07
jan-08
fev-08
mar-08
123.9
120.7
95.4
IBOVESPA
USIM5
USIM3

- **ADR Performance in the US**

Usiminas shares traded in the U.S. as Level 1 ADRs "USNZY" (Over the Counter) appreciated 25% in 1Q08 and were at US$ 57.00 on 03/31/08.

- **Latibex Madrid Performance**

The shares listed in Latibex (XUSI) were among the most traded (by volume) and appreciated 15% in 1Q08, quoted at €35.99 on 03/31/08. The XUSIO shares (common) appreciated 16%, quoted at € 37.27.

Material Facts in the Period

- Acquisition in February/08 of Mining Assets of Mineração J. Mendes (*)
- Extension of the Energy Supply Agreement with CEMIG (*)
- Payment of R$ 610.3 million on 04/09/08 as Interest on Capital and Complementary Dividends. (*)

(*) see 4Q07 release available in CVM and Usiminas's website www.usiminas.com.br/ri.

- In March/08, Usiminas performed 2 transactions to raise funds aimed to finance its investments with the following characteristics:

Transaction:	Senior Export Prepayment Facility Agreement
Issuer:	Usiminas
Amount:	US$ 600 million
Term:	5 and 7 years

Transaction:	Senior Revolving Credit Agreement
Issuer:	International Commercial Steel Ltd
Guarantee:	Usiminas
Amount:	US$ 700 million
Term:	2 years

Material Facts Subsequent to the End of the Quarter

General and Extraordinary Shareholders' Meetings were held on 04/29/08 and the following matters were approved:

- Annual Management Report and Financial Statements for the year ended in December 2007;
- Allocation of net profit of the year and ratification of anticipated distribution of interest on capital, intermediate and complementary, and additional dividends;
- Definition of annual remuneration of the Board;
- Appointment of the effective and alternate **Board of Directors'** members for the 2008/2010 period to be composed with the following:

Effective members:

- Albano Chagas Vieira
- Bertoldo Machado Veiga
- Gabriel Stoliar
- Hidemi Kawai
- Humberto Eudes Vieira Diniz
- Marcelo Pereira Malta de Araújo
- Rinaldo Campos Soares
- Toru Obata
- Toshimi Sugiyama
- Wilson Nélio Brumer (Chairman)

- Appointment of the effective and alternate **Fiscal Council** members with the following:

Effetive members

- Elízio Damião Gonçalves de Araújo
- Eugemar Taipinas Ramos
- Carlos Roberto Nassif Campolina
- Antonio Joaquim Ferreira Custódio
- Masato Ninomiya

- Capital increase of R$4,050,000,000 (four billion and fifty million reais), through the capitalization of reserves, with an issuance of new shares;

- Stock dividend in common and preferred shares class "A" and "B" in the proportion to 50% for each share;

- The capital stock will be increased to R$ 12,150,000,000.00, divided into 506,893,095 shares, being 252,630,342 common shares, 253,388,612 preferred shares class "A" and 874,141 preferred shares class "B", all of which are book-entry shares, without par value, with the corresponding modification on art. 5 of the company's bylaws.

Usiminas' Board of Directors at a extraordinary meeting held on 04/29/08 appointed the **Executive Board** for the 2008/2010 period, which term is valid until April 30, 2010, with the following composition:

- Chief Executive Officer: Marco Antônio Soares da Cunha Castello Branco
- Development Director: Gabriel Márcio Janot Pacheco
- Commercial Director/Domestic Market: Idalino Coelho Ferreira
- Industrial Director: Omar Silva Júnior
- Chief Financial Officer and Investor Relations: Paulo Penido Pinto Marques
- Commercial Director/Exports: Renato Vallerini Júnior
- Special Relations Director: Takashi Hirao

Other Usiminas System Companies

Ternium

Ternium will release its 1Q08 results on 05/05/08.

The highlight was the announcement made by Ternium on 04/17/08, referring to the nationalization process of Sidor decided by the Venezuelan government, which informed that Ternium and the government of Venezuela signed an agreement specifying the creation of a transition committee, comprised of government representatives, the workers' union and the shareholders of class "B" shares of Sidor. This committee will supervise the operations of Sidor during the transition period, until the nationalization of Sidor has been concluded, acting in combination with the Board of Directors of the company.

Conversations between the representatives of Ternium and the Venezuelan government, in relation to the terms and conditions in which the entire or a significant part of the share of Ternium in Sidor should be transferred to the government, is also expected to occur.

Ternium is one of the largest steel producers in the Americas and offers a large array of products, including flat and long steel products. The company has operational facilities in Mexico (Hylsamex and Imsa), Argentina (Siderar) and Venezuela (Sidor) and has a wide distribution network.

Usiminas has a 14.25% stake in Ternium's total capital, in which it is a partner with the Techint Group.

MRS

MRS plans to release its 1Q08 results only at the beginning of May/08.

Unigal

In 1Q08, Unigal processed 120.4 thousand tons of products, up 6% in comparison with the production delivered in 1Q07. Net revenue (for processing services) totaled R$ 49.3 million in 1Q08, up approximately 16% over 1Q07.

In the quarter, the EBITDA reached R$ 43.2 million (up 13% compared to 1Q07).

Net profit in the quarter was R$ 16.2 million, up 108% when compared with the profit of 2007.

Unigal, a joint-venture between Usiminas and Nippon Steel, processes cold-rolled coils through hot dipped galvanizing. Usiminas has a 79.3% stake in its capital.

Usiminas Mecânica S/A

Net revenue in 1Q08 reached the mark of R$ 272.0 million. Net profit totaled R$ 29.7 million in 1Q08, a growth of 118% in relation to the same period of the previous year, reflecting the company's large project portfolio. The highlights of the projects were the following:

- Assembly of equipment for the nickel mine of Mineração Onça Puma Ltda;
- Supply and assembly of equipment and structures for a new plant of Alumínio de Maranhão - Alumar;
- Manufacturing and assembly of 408 mining wagons for MRS;
- Supply of structures for Companhia Siderúrgica do Atlântico - CSA;
- Supply of structures for the nickel mine of Anglo América Ltda.

Usiminas holds 99.9% interest in the capital of Usiminas Mecânica S.A.

Further information
Investor Relations Department

Bruno Seno Fusaro
brunofusaro@usiminas.com.br
Tel: (31) 3499-8856

Gilson Rodrigues Bentes
gilson@cosipa.com.br
Tel: (11) 5070-8980 (Cosipa - SP)
Tel: (31) 3499-8617 (Usiminas BH)

Matheus Perdigão Rosa
mprosa@usiminas.com.br
Tel: (31) 3499-8056

Luciana Valadares dos Santos
lsantos@usiminas.com.br
Tel: (31) 3499-8619

Diogo Dias Gonçalves
dgoncalves@usiminas.com.br
Tel: (31) 3499-8710

Financial Investor Relations Brasil
Lígia Montagnani – Consultant
Tel.: (55 11) 3897-6405
ligia.montagnani@firb.com

Custodian Bank of the Shares: Bradesco S/A
Shareholder Department
Tel : 00X11 – 3684-9495

THE BANK OF NEW YORK MELLON
ADRs - Depositary Bank

Visit our Investor Relations page: www.usiminas.com.br/ri

Conference calls: Monday, May 05, 2008

Location, at 10:00 (Brasília).
Dial-in numbers:
Brazil: (11) 4688-6301
Abroad: +55 (11) 4688-6301

International, at 12:00 PM (Brasília).

Dial-in numbers:
US: (1 800) 860-2442
Brazil: (11) 4688-6301
Other countries: (1 412) 858-4600

Pincodes: **778** (local) / **898** (international)
Audio of the conference call will be transmitted live via Internet, together with a slide presentation on our website: www.usiminas.com.br

ADR Level I

Declarations contained in this release relative to the business outlook of the Company, forecasts of operating and financial income and references to growth potential constitute mere forecasts and were based on the expectations of Management in relation to future performance. These expectations are highly dependent on market behavior, the economic situation in Brazil, its industry and international markets and, therefore, are subject to change.

Income Statement - Parent Company

Brazilian GAAP

R$ thousand	1Q 2008	1Q 2007	4Q 2007	Chg. 1Q08/1Q07
Net Revenues	**1,934,748**	**1,733,919**	**1,898,688**	12%
Domestic Market	1,755,490	1,455,684	1,742,300	21%
Export Market	179,258	278,235	156,388	-36%
COGS	(1,276,690)	(1,114,214)	(1,262,306)	15%
Gross Profit	**658,058**	**619,705**	**636,382**	6%
Gross Margin	**34%**	**36%**	**34%**	**-2 p.p.**
Operating Income (Expenses)	**(79,611)**	**(95,415)**	**121,837**	-17%
Selling	(25,286)	(28,471)	(29,066)	-11%
General and Administrative	(40,315)	(38,155)	(50,659)	6%
Others, Net	(14,010)	(28,789)	201,562	-51%
EBIT	**578,447**	**524,290**	**758,219**	10%
EBIT Margin	**30%**	**30%**	**40%**	**0 p.p.**
Financial Result	(35,878)	6,471	(83,144)	
Financial Income	51,003	20,168	58,369	153%
Financial Expenses	(86,881)	(13,697)	(141,513)	534%
Equity Income	294,691	288,710	390,992	2%
Operating Result	**837,260**	**819,471**	**1,066,067**	2%
Non-Operating Income	6,652	448	2,570	1385%
Profit Before Taxes	**843,912**	**819,919**	**1,068,637**	3%
Income Tax / Social Contribution	(194,420)	(179,846)	(92,630)	8%
Net Income	**649,492**	**640,073**	**976,007**	1%
Net Margin	**34%**	**37%**	**51%**	**-3 p.p.**
Net Income per thousand shares	**1.97374**	**2.91768**	**2.96599**	-32%
EBITDA	**666,852**	**626,855**	**638,705**	6%
EBITDA Margin	**34.5%**	**36.2%**	**33.6%**	**-1,7 p.p.**
Depreciation	70,088	69,289	70,149	1%
Provisions	18,317	33,276	(189,663)	-45%

Income Statement - Consolidated

Brazilian GAAP

R$ thousand	1Q 2008	1Q 2007	4Q 2007	Chg. 1Q08/1Q07
Net Revenues	**3,553,746**	**3,336,070**	**3,479,188**	7%
Domestic Market	3,088,547	2,618,671	3,011,847	18%
Export Market	465,199	717,399	467,341	-35%
COGS	(2,321,061)	(2,191,846)	(2,280,763)	6%
Gross Profit	**1,232,685**	**1,144,224**	**1,198,425**	8%
Gross Margin	**35%**	**34%**	**34%**	**+1 p.p.**
Operating Income (Expenses)	**(220,904)**	**(179,843)**	**135,368**	23%
Selling	(67,320)	(60,199)	(64,852)	12%
General and Administrative	(80,119)	(73,548)	(94,055)	9%
Others, Net	(73,465)	(46,096)	294,275	59%
EBIT	**1,011,781**	**964,381**	**1,333,793**	5%
EBIT Margin	**28%**	**29%**	**38%**	**-1 p.p.**
Financial Result	(30,165)	8,524	(89,003)	
Financial Income	109,056	47,745	92,256	128%
Financial Expenses	(139,221)	(39,221)	(181,259)	255%
Equity Income	2,782	12,653	6,618	-78%
Operating Result	**984,398**	**985,558**	**1,251,408**	0%
Non-Operating Income	5,625	(126)	(591)	
Profit Before Taxes	**990,023**	**985,432**	**1,250,817**	0%
Income Tax / Social Contribution	(339,183)	(337,708)	(277,263)	0%
Income before Minority Interests	**650,840**	**647,724**	**973,554**	0%
Minority Interests	(4,613)	(5,898)	(3,688)	-22%
Net Income	**646,227**	**641,826**	**969,866**	1%
Net Margin	**18%**	**19%**	**28%**	**-1 p.p.**
Net Income per thousand shares	**1.96382**	**2.92567**	**2.94733**	-33%
EBITDA	**1,254,003**	**1,177,638**	**1,216,724**	6%
EBITDA Margin	**35.3%**	**35.3%**	**35.0%**	**0 p.p.**
Depreciation	180,306	176,749	178,997	2%
Provisions	61,916	36,508	(296,066)	70%

Cash Flow

Brazilian GAAP

R$ thousand	Parent Company 1Q 2008	Parent Company 1Q 2007	Consolitaded 1Q 2008	Consolitaded 1Q 2007
Operating Activities				
Net Income (Loss) in the Period	649,492	640,073	646,227	641,826
Financial Expenses and Monetary Var/Net Exchge Var	14,905	(9,122)	22,001	(75,837)
Depreciation, Exhaustion and Amortization	70,088	69,289	180,306	176,749
Investment Write-offs (Decrease in Permanent Assets)	1,183	1,795	1,838	1,917
Equity in the Results of Subsidiaries/Associated Companies	(294,691)	(288,710)	(2,782)	(12,653)
Dividend Income from Subsidiaries	39,916	28,652	13,770	28,652
Income Tax and Social Contribution	(40,011)	53,366	(71,272)	87,467
Provisions	(7,295)	(939)	(20,593)	14,849
Adjustment for Minority Participation	0	0	4,613	5,898
Total	**433,587**	**494,404**	**774,108**	**868,868**
Increase/Decrease of Assets				
In Accounts Receivables	9,307	42,786	(207,478)	46,433
In Inventories	(130,229)	(10,673)	(104,271)	(27,992)
In Recovery of Taxes	(2,255)	6,285	(57,818)	(6,399)
From Deferred Income Tax & Social Contrb'n	0	0	0	0
In Judicial Deposits	(4,977)	(224)	(14,529)	(2,956)
In Accounts Receivables Affiliated Companies	(4,310)	1,505	(4,409)	0
Others	(84,326)	(41,894)	(97,300)	(57,538)
Total	**(216,790)**	**(2,215)**	**(485,805)**	**(48,452)**
Increase (Decrease) of Liabilities				
Increase (Decrease) in Suppliers	80,354	(20,072)	(35,159)	11,327
Amounts Owed to Affiliated Companies	(7,048)	(10,780)	(366)	(13,957)
Customers Advances	2,528	9,416	147,077	44,977
Tax Payable	(850)	14,057	26,014	53,371
Income Tax and Social Contribution	19,830	59,188	(85,332)	68,882
Others	19,659	11,588	27,079	(9,172)
Total	**114,473**	**63,397**	**79,313**	**155,428**
Cashflow Generated from Operating Activities	**331,270**	**555,586**	**367,616**	**975,844**
Financial Activities				
Inflow of Loans and Financing	1,421,089	46,941	1,524,649	115,040
Payment of Loans, Financing and Debentures	(42,797)	(107,105)	(181,703)	(323,123)
Interest paid on Loans, Financ., Debent.and taxes payable in installments	(7,804)	(4,069)	(1,016)	(4,400)
Swap Operation Redemptions	(2,618)	0	(31,633)	(171,912)
Dividends Paid	(40,521)	(34,208)	(38,867)	(34,310)
Net Funds from Financial Activities	**1,327,349**	**(98,441)**	**1,271,430**	**(418,705)**
Investment Activities				
(Additions) in Long-term Investments	(1,628,244)	0	(1,563,872)	0
(Additions) to Permanent Assets, except Deferred Charges	(145,832)	(79,714)	(347,823)	(199,096)
(Additions) Right off of permanent assets	0	0	0	0
Funds Used for Investments	**(1,774,076)**	**(79,714)**	**(1,911,695)**	**(199,096)**
Exchange Variation of Cash and Cash Equivalents	**(8,413)**	**(10,043)**	**(8,923)**	**(25,735)**
Cash Balance Change	**(123,870)**	**367,388**	**(281,572)**	**332,308**
At the Beginning of the Period	1,970,101	1,274,494	3,950,937	2,721,062
At the End of the Period	1,846,231	1,641,882	3,669,365	3,053,370

Balance Sheet - Assets

Brazilian GAAP - R$ thousand

Assets	Parent Company		Consolidated	
	31-mar-08	31-dec-07	31-mar-08	31-dec-07
Current Assets	**4,762,049**	**4,712,786**	**9,151,709**	**8,962,928**
Cash and Cash Equivalents	1,846,231	1,970,101	3,669,365	3,950,937
Trade Accounts Receivable	816,084	825,391	1,886,253	1,678,775
Taxes Recoverable	62,552	60,297	236,405	178,587
Inventories	1,504,704	1,374,475	2,797,985	2,693,714
Deferred Income Tax & Social Contrb'n	50,730	41,135	90,961	81,564
Other Securities Receivables	481,748	441,387	470,740	379,351
Long-Term Receivable	**652,257**	**575,039**	**1,154,655**	**1,020,565**
Deferred Income Tax & Social Contrb'n	347,336	347,336	608,085	613,578
Deposits at Law	163,744	158,767	221,957	229,741
Taxes Recoverable	40,574	34,305	144,395	107,424
Others	100,603	34,631	180,218	69,822
Permanent Assets	**12,797,721**	**10,800,225**	**12,463,192**	**10,715,256**
Investments	9,097,281	7,174,346	3,249,380	1,683,259
Property, Plant and Equipment	3,700,440	3,625,879	9,193,481	9,011,407
Deferred	-	-	20,331	20,590
Total Assets	**18,212,027**	**16,088,050**	**22,769,556**	**20,698,749**

Balance Sheet - Liabilities and Shareholders' Equity

Brazilian GAAP - R$ thousand

Liabilities and Shareholders' Equity	Parent Company		Consolidated	
	31-Mar-08	31-dec-07	31-Mar-08	31-dec-07
Current Liabilities	**1,866,516**	**1,805,877**	**4,209,516**	**3,769,391**
Loans and Financing and Taxes Payable in Installments	185,067	174,599	888,470	588,829
Suppliers, Subcontractors and Freight	410,253	329,899	798,637	833,796
Taxes, Charges and Payroll Taxes	304,177	305,381	626,638	684,032
Related Companies	83,457	89,489	77,578	76,928
Financial Instruments	4,124	2,808	225,786	128,563
Actuarial Liability	72,756	70,115	79,452	77,569
Dividends Payable	578,987	619,508	588,049	626,916
Others	227,695	214,078	924,906	752,758
Long-Term Liabilities	**3,164,271**	**1,750,425**	**5,322,371**	**4,340,949**
Loans and Financing and Taxes Payable in Installments	2,032,000	610,180	3,163,551	2,133,725
Related Companies	4,190	5,206	4,190	5,206
Provision for Contingencies	208,951	220,934	527,746	535,893
Actuarial Liability	860,948	853,258	1,237,010	1,210,006
Deferred Income Tax & Social Contrb'n	58,182	59,515	210,234	260,342
Financial Instruments	-	1,332	174,395	189,582
Others	-	-	5,245	6,195
Minority Interests	**-**	**-**	**117,111**	**114,078**
Shareholders' Equity	**13,181,240**	**12,531,748**	**13,120,558**	**12,474,331**
Capital	8,100,000	8,100,000	8,100,000	8,100,000
Reserves	4,431,748	1,244,331	4,374,331	1,202,436
Revenues from Fiscal Year	649,492	3,187,417	646,227	3,171,895
Total Liabilities and Shareholders' Equity	**18,212,027**	**16,088,050**	**22,769,556**	**20,698,749**

Sales Volume Breakdown - Consolidated

Thousand tons	1Q 2008		1Q 2007		4Q 2007		Chg. 1Q08/1Q07
TOTAL SALES	**1,886**	**100%**	**1,936**	**100%**	**1,980**	**100%**	**-3%**
Heavy Plates	463	25%	462	24%	486	25%	0%
Hot Coils/Sheets	589	31%	538	28%	624	32%	9%
Cold Coils/Sheets	456	24%	528	27%	464	23%	-14%
Electrogalvanized Coils	75	4%	63	3%	70	3%	19%
Hot Dip Galvanized Coils	100	5%	95	5%	99	5%	5%
Processed Products	61	3%	63	3%	65	3%	-3%
Slabs	142	8%	187	10%	172	9%	-24%
DOMESTIC MARKET	**1,532**	**81%**	**1,385**	**72%**	**1,603**	**81%**	**11%**
Heavy Plates	353	19%	360	19%	342	17%	-2%
Hot Coils/Sheets	540	28%	454	23%	589	29%	19%
Cold Coils/Sheets	398	21%	362	19%	427	22%	10%
Electrogalvanized Coils	65	3%	48	2%	57	3%	35%
Hot Dip Galvanized Coils	87	5%	86	5%	91	5%	1%
Processed Products	37	2%	41	2%	44	2%	-10%
Slabs	52	3%	34	2%	53	3%	53%
EXPORTS	**354**	**19%**	**551**	**28%**	**377**	**19%**	**-36%**
Heavy Plates	110	6%	102	5%	144	7%	8%
Hot Coils/Sheets	49	2%	84	4%	35	2%	-42%
Cold Coils/Sheets	58	3%	166	9%	37	2%	-65%
Electrogalvanized Coils	10	1%	15	1%	13	1%	-33%
Hot Dip Galvanized Coils	13	1%	9	0%	8	0%	44%
Processed Products	24	1%	22	1%	21	1%	9%
Slabs	90	5%	153	8%	119	6%	-41%

Net Revenues per tonne - USIMINAS + COSIPA

R$ / t.	1Q 08	4Q 07	3Q 07	2Q 07	1Q 07	4Q 06	3Q 06	2Q 06
Total	**1,678**	**1,666**	**1,667**	**1,628**	**1,593**	**1,567**	**1,537**	**1,419**
Heavy Plates	1,892	1,887	2,017	1,942	1,888	1,823	1,644	1,591
Hot Coils/Sheets	1,447	1,455	1,467	1,361	1,347	1,354	1,356	1,294
Cold Coils/Sheets	1,676	1,720	1,679	1,593	1,557	1,601	1,633	1,550
Electrogalvanized Coils	2,068	2,076	2,104	2,072	2,068	2,004	2,089	1,987
Hot Dip Galvanized Coils	2,245	2,161	2,210	2,120	2,106	2,044	2,069	1,934
Processed Products	1,913	1,972	1,933	1,834	1,939	1,876	1,996	1,812
Slabs	850	774	798	780	829	851	955	656

Sectorial Sales - Consolidated

Thousand tonnes	1Q 08		1Q 07		4Q 07		Chg. 1Q08/1Q07
Domestic Market	**1,532**	**100%**	**1,385**	**100%**	**1,603**	**100%**	**11%**
Auto	199	13%	185	13%	217	14%	8%
Autoparts	274	18%	240	17%	278	17%	14%
Shipbuilding	15	1%	12	1%	9	1%	25%
Line Pipes	97	6%	115	8%	98	6%	-16%
Small Diameter Pipes	115	8%	80	6%	126	8%	44%
Packaging	18	1%	21	2%	28	2%	-14%
Household Appliances	30	2%	33	2%	33	2%	-9%
Civil Construction	96	6%	82	6%	93	6%	17%
Electrical Equipment	60	4%	63	5%	74	5%	-5%
Distributors	355	23%	292	21%	372	22%	22%
Industrial Equipment	133	9%	110	8%	68	4%	21%
Others	140	9%	152	11%	209	13%	-8%

Market Share - Usiminas System (*)

(% volume)

	1Q07 (*)	2007 (*)	2006 (*)	2005 (*)	2004 (*)	2003 (*)
DOMESTIC MARKET	48%	52%	52%	53%	55%	60%
Auto	53%	59%	59%	59%	55%	62%
Autoparts	58%	61%	62%	59%	62%	67%
Shipbuilding	100%	100%	100%	100%	100%	100%
Electrical Equipment	71%	73%	65%	66%	63%	58%
Household Appliances	33%	35%	38%	33%	36%	44%
Line Pipes	86%	88%	98%	94%	98%	95%
Small Diameter Pipes	39%	39%	54%	54%	60%	68%
Packaging	12%	14%	13%	14%	15%	16%
Civil Construction	34%	35%	40%	44%	48%	58%
Distributors	40%	44%	42%	44%	51%	59%

(*) Defined by USIMINAS, Cosipa, CSN and Arcelor Mittal markets.
Source: IBS

Loans and Financing by Index - Consolidated

R$ million	31-mar-08 Short Term	Long Term	TOTAL	31-dec-07 TOTAL	Chg. Mar08/Dec07
Foreign Currency (*)	742,862	1,859,086	2,601,948	2,024,994	28%
TJLP	99,519	457,999	557,518	522,597	7%
Others	15,503	231,444	246,947	28,299	773%
Sub-Total	**857,884**	**2,548,529**	**3,406,413**	**2,575,890**	**32%**
Debentures	8,309	500,000	508,309	0	-
Sub-Total	866,193	3,048,529	3,914,722	2,575,890	52%
Taxes Payable in Installments	22,277	115,022	137,299	146,664	-6%
TOTAL	**888,470**	**3,163,551**	**4,052,021**	**2,722,554**	**49%**
FEMCO	6,696	287,604	294,300	276,747	6%
TOTAL DEBT	**895,166**	**3,451,155**	**4,346,321**	**2,999,301**	**45%**
Cash and Cash Equivalents			3,669,365	3,950,937	-7%
NET DEBT			676,956	(951,636)	-171%

(*) 92,3% of total foreign currency is denominated in US dollars

Financial Income - Consolidated

R$ million	1Q 2008	1Q 2007	4Q 2007	Chg. 1Q08/1Q07
Monetary Effects	(7,023)	(15,922)	(17,428)	-56%
Exchange Variation	30,441	63,126	60,443	-52%
Hedge Income (Expenses)	177	(29,422)	(14,936)	-101%
Interest on Loans, Financing, ACC's and Pre-Payment	(67,071)	(59,902)	(63,545)	12%
Financial Income	92,388	74,560	111,587	24%
Other Financial Expenses	(79,077)	(23,916)	(165,124)	231%
NET INTEREST INCOME	**(30,165)**	**8,524**	**(89,003)**	**-454%**

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A – USIMINAS
Corporate Taxpayers' ID (CNPJ/MF) No. 60,894,730/0001-05
NIRE 313,000,1360-0
Publicly Traded Company

NOTICE OF MEETING
GENERAL SHAREHOLDERS' MEETING
EXTRAORDINARY SHAREHOLDERS' MEETING

The Shareholders are called to meet on April 29, 2008 for a General and Extraordinary Shareholders' Meeting, at 11:00 a.m. and 11:30 a.m., respectively, at the head office of the Company, located at Rua Prof. José Vieira de Mendonça, 3011, 6th floor, Room 23, Engenho Nogueira District, to deliberate on the following matters:

GENERAL SHAREHOLDERS' MEETING

1 – Annual Management Report and Financial Statements ended on December 31, 2007.

2 – allocation of the Company's net profit in 2007, and ratification of anticipated distribution of intermediate and complementary interest on equity and additional dividends:

3 – setting of remuneration of the Management;

4 – election of effective and alternate members of the Board of Directors for the biennium 2008/2010 (under the terms of CVM Instruction no. 165 dated 12/11/91 and no. 282 dated 06/26/98, the minimum percentage needed for the multiple vote is 5% of the voting capital); and

5 – election of effective and alternate members of the Fiscal Council.

EXTRAORDINARY SHAREHOLDERS' MEETING

1 – increase of capital stock by R$ 4,050,000,000.00 (four billion and fifty million reais), through incorporation of reserves, increasing the number of shares;

2 – stock dividend in Common and Preferred stock, classes "A" and "B", at the rate of 50% for each share held;

3 – as a result of 1 and 2, amendment of the caption of art. 5 of the Bylaws of the Company, changing the capital stock to R$12,150,000,000.00, divided into 506,893,095 shares, of which 252,630,342 common stock, 253,388,612 class "A" preferred stock and 874,141 class "B" preferred stock, all book-entry shares, with no par value.

Belo Horizonte, April 10, 2008.

Bertoldo Machado Veiga
Chairman of the Board of Directors

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ/MF Corporate Taxpayers' ID 60,894,730/0001-05
NIRE 313,000,1360-0
Publicly Traded Company

GENERAL SHAREHOLDERS' MEETING
EXTRAORDINARY SHAREHOLDERS' MEETING

The Meetings were held on April 29, 2008 at 11:00 a.m. and 11:30 a.m., respectively, at the head office of the company, located at Prof. José Vieira de Mendonça Street, 3.011, in the city of Belo Horizonte, capital of the Minas Gerais state. The meeting began with a number of shareholders above the legal quorum. Mr. Bertoldo Machado Veiga, Chairman of the Board; Mr. Antônio Joaquim Ferreira Custódio, representing the Fiscal Council; and Mr. João Ricardo Pereira da Costa, representative of Auditores Independentes Ernst&Young were also present. The matters were chaired by: CEO Rinaldo Campos Soares; Secretary, Juventino Moraes da Franca. **II)** The Meetings were called through notice published in April 2008 on the following newspapers: **Minas Gerais**, Caderno I (days 11, 12 and 15 – respectively on pages 80, 80 and 67), **Estado de Minas** (days 10, 11 and 14 – respectively on pages 26, 23 and 18) and **Gazeta Mercantil** (days 10, 11 and 14 – respectively on pages A9, A5 and A9), in order to resolve the following matters: **I) – in the General Shareholders' Meeting: 1)** Management Report and Financial Statements for the year ended on December 31, 2007; **2)** allocation of net profit of the year and ratification of anticipated, intermediate and complementary interest on equity and additional dividends; **3)** determination of the annual remuneration of the Officers; **4)** election of effective and alternate Board members. (Under the terms of CVM Instruction no. 165 of 12/11/91 and no. 282 of 06/26/1998, the minimum percentage to enable the adoption of the multiple vote process is 5% of voting capital); and **5)** election of effective and alternate members of the Fiscal Council. **II) - Extraordinary Shareholders' Meeting: 1)** a capital increase of R$ 4,050,000,000.00 (four billion and fifty million reais) through incorporation of reserves, increasing the number of shares; **2)** stock dividends of common and preferred shares, classes "A" and "B", at the rate of 50% for each share held; **3)** as a result of 1 and 2, an amendment was made to the main body of art. 5 of the Company Bylaws, changing the capital stock to R$ 12,150,000,000.00, divided into 506,893,095 shares, of which 252,630,342 are common, 253,388,612 are preferred class "A" and 874,141 are preferred class "B," all book-entry shares, with no par value. The Notice, as set forth in art. 133 of Law no. 6404/76, was published in the following newspapers: **Gazeta Mercantil** (on 03/27/08, 03/28/08 and 03/31/08, respectively on pages A9, A11 and A7), **Estado de Minas** (on 03/27/08, 03/28/08 and 03/29/08, respectively on pages 27, 26 and 25) and **Minas Gerais** (on 03/27/08, 03/28/08 and 03/29/08, respectively on pages 63, 103 and 116). **DECISIONS** (all taken unanimously): Initially, the drawing up of the joint Minutes was approved in a summarized form. **In the General Shareholders' Meeting I)-** approval of the documents referred to item **1)** of the Agenda published on April 9 of the current month, in newspapers **Minas Gerais** (pages 51/60), **Estado de Minas** (pages 11/18) and **Gazeta Mercantil** (pages A16/A22); **II)** approval of the proposal of the Board to allocate the net profit of the year ended on December 31, 2007, amounting to R$3,187,416,623.29 (three billion, one hundred and eighty-seven million, four hundred and sixteen thousand and six hundred and twenty-

Juventino Moraes da Franca
OAB/MG 6.174

three reais and twenty-nine centavos), as follows: **a)** 5% for the formation of the Legal Reserve, that is, R$ 159,370,831.16; **b)** R$1,115,595,514.37 for shareholders, according to intermediate and complementary anticipation made by the Board of Directors, "ad referendum" of the General Shareholders' Meeting in the form of the Bylaws, for interest on equity/dividends, authorized at the meetings held on August 8 and November 7, 2007 and March 26, 2008, which were paid on 08/22/2007 and 04/09/2008; **c)** R$1,514,022,896.00 for the Investment and Working Capital Reserve, under the terms of art. 24, paragraph 3 of the Bylaws; and **d)** the retention of R$398,427,381.76, with basis on art. 196 of Law no. 6404/76, in compliance with the capital budget approved hereby, which hereafter becomes a part of the minutes hereby (doc. n. 1). The interest on equity and dividends are added to the amount of the dividends distributed by the Company, and will be incorporated to them for all legal effects (paragraph 5 of art. 24 of the Bylaws); **III)** The annual remuneration of the officers was approved at R$ 24,000,00.00, to be restated by the IGPM inflation index. The Meeting ratified all payments made previously to the Officers. **IV)** For the Board of Directors, biennium 2008/2010, the following were elected: **Effective members:** (a) Engineer **ALBANO CHAGAS VIEIRA**, Brazilian, married, RG ID no. 2724481/IFP/RJ, individual taxpayers' ID no. 024.802.606-23, with address in the city of São Paulo/SP at Amauri, Street, 255, 13th floor – ZIP CODE 01448-000; **(b)** Lawyer **BERTOLDO MACHADO VEIGA**, Brazilian, married, ID no. M-63.168/SSPMG, individual taxpayers' ID no. 007.271.136-15, with address in the city of Belo Horizonte/MG at Prof. José Vieira de Mendonça Street, 3011, Engenho Nogueira district – ZIP CODE 31310-260; **(c)** Engineer **GABRIEL STOLIAR**, Brazilian, married, RG ID no. 2.719.360/IFPRJ, individual taxpayers' ID no. 402.763.927-87, with address in the city of Rio de Janeiro/RJ at Carlos Góes Street,151/701, Leblon – ZIP CODE 22440-040; **(d)** Economist **HIDEMI KAWAI**, Japanese, married, passport no. TZ-0030539, residing at Hata, Kannami-Machi, Tagata-Gun, Sizuoka-Ken, Japan; **(e)** Administrator **HUMBERTO EUDES VIEIRA DINIZ**, Brazilian, married, RG ID no. 4257099 SSPSP, Individual Taxpayers' ID no. 062.926.748-00, with address in the city of São Paulo/SP at Nicolau Pereira Lima Street, 132, Butantã – ZIP CODE 05539-000; **(f)** Engineer **MARCELO PEREIRA MALTA DE ARAÚJO**, Brazilian, married, RG ID no. 04.176.539-7/IFPRJ, individual taxpayers' ID no. 789.050.797-68, with address in the city of São Paulo/SP at Funchal Street, 160, Vila Olímpia – ZIP CODE 04551-903; **(g)** Engineer **RINALDO CAMPOS SOARES**, Brazilian, married, RG ID no. 1.266.463/SSPMG, individual taxpayers' ID no. 013.097.816-72, with address in the city of Belo Horizonte/MG at Prof. José Vieira de Mendonça Street, 3011, Engenho Nogueira district – ZIP CODE 31310-260; **(h)** Lawyer **TORU OBATA**, Japanese, married, passport no. TZ-0179276, with address at 6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8071 – Japan; **(i)** Economist **TOSHIMI SUGIYAMA**, Japanese, married, passport no. TZ-0412892, with address in the city of São Paulo/SP at Casa Branca Street, 909 -15th floor, Jardim Paulista – ZIP CODE 01408-001; **(j)** Administrator **WILSON NÉLIO BRUMER,** Brazilian, married, RG ID no. M-494.249/SSPMG, individual taxpayers' ID no. 049.142.366-72, with address in the city of Nova Lima/MG, Alameda da Serra, 1268/200, Condomínio Portal da Montanha, Vale do Sereno; **Alternates**, respectively: **(a)** Engineer **Paulo Villares Musetti**, Brazilian, married, RG ID no. 4.269.371 SSP/SP, individual taxpayers' ID no. 014.416.598-89, with address in the city of São Paulo/SP at Praça Ramos de Azevedo, 254/6th floor – ZIP CODE 01037-912; **(b)** Administrator José Olímpio da Silva, Brazilian, married, RG ID no. M.1.030.137 SSP/MG, individual taxpayers' ID no. 006.395.406-00, with address in the city of Belo Horizonte/MG at Professor Vieira de Mendonça Street, 3011, Engenho Nogueira district – ZIP CODE 31310-260; **(c)** Engineer **José James Mendes Pessoa,** Brazilian, married, RG ID no. 32246593 – SSP/SP, Individual Taxpayers' ID no. 425.510.057-87, with address in the city of Rio de Janeiro/RJ at Prefeito Mendes de Moraes Ave., 1400/1301 Bl.1, São Conrado – ZIP CODE 22610-090; **(d)** Lawyer **Osamu Nakagawa,** Japanese, married, RNE Foreigner ID no. V446025-0, individual

Juventino Moraes da Franca
OAB/MG 6.174

taxpayers' ID no. 232.083.388-99, with address in the city of São Paulo/SP at Dr. Sampaio Viana Street, 425/56, Paraíso – ZIP CODE 04004-001; **(e)** Banker **Délcio Duque Moraes,** Brazilian, married, RG ID no. M.196384/SSPMG, individual taxpayers' ID no. 051.287.306-20, with address in the city of Bom Despacho/MG at Vigário Nicolau Street, 484, Centro – ZIP CODE 35600-000; **(f)** Engineer **Marco Antônio Zangari,** Brazilian, married, RG ID no. 21.768.106-2, individual taxpayers' ID no. 165.772.818-82, with address in the city of São Paulo/SP at Funchal Street, 160, Vila Olímpia – ZIP CODE 04551-903; **(g)** Engineer **Marcus Jurandir de Araújo Tambasco,** Brazilian, married, RG ID no. M-212.125, individual taxpayers' ID no. 007 418 096-72, with address in the city of Belo Horizonte at Prof. José Vieira de Mendonça Street, 3011, Engenho Nogueira district – ZIP CODE 31310-260; **(h)** Lawyer **Shinya Higuchi,** Japanese, married, passport no. TF-0471002, with address in Japan at 3-11-21, Maehara-cho, Koganei-shi, Tokyo, 184.0013; **(i)** Economist **Nobuhiro Yamamoto,** Japanese, married, passport no. TF- 2809959, with address in the city of São Paulo/SP at Paulista Ave., 283, 5th floor – Conj. 51 e 52 – ZIP CODE 01311-000; **(j)** Lawyer **Bruno Machado Ferla,** Brazilian, married, RG ID no. 20.871.233-1/SSPSP, Individual Taxpayers' ID no. 165.833.048-05, with address in the city of São Paulo/SP, at Funchal Street, 160, Vila Olímpia – ZIP CODE 04551-903; Board member **WILSON NÉLIO BRUMER** was elected Chairman of the Board of Directors. The following members were elected for the Fiscal Council, which will operate until the General Shareholders' Meeting of 2009: **(i)** - by holders of preferred shares, as **effective member, ELÍZIO DAMIÃO GONÇALVES DE ARAÚJO,** Brazilian, married, engineer, Regional Engineering Council ID 51.066-D – CREA-RJ, individual taxpayers' ID no. 310.748.207-20, with address in the city of Rio de Janeiro at República do Chile Ave., 100 – ZIP CODE 20139-900; and as **alternate, Sabrina Mattos Cerdeira,** Brazilian, single, lawyer, Bar Exam ID no. 126.511 - OAB-RJ, Individual Taxpayers' ID no. 025.442.767-70, with address in the city of Rio de Janeiro at República do Chile Ave., 100 - ZIP CODE 20139-900; **(ii)** by the minority shareholders, as **effective member, EUGEMAR TAIPINAS RAMOS,** Brazilian, married, banker, RG ID no. 611806/SSPMG, individual taxpayers' ID no. 346.282.588/72, with address in the city of Belo Horizonte/MG at Monte Alverne Street, 201/401, Floresta – ZIP CODE 31015-400; and as **alternate Sérgio Paulo Silva,** Brazilian, married, banker, RG ID no. M.155604, individual taxpayers' ID no. 011.664.506-78, with address in the city of Belo Horizonte/MG at Gonçalves Dias Street, 2283/1701, Lourdes – ZIP CODE 30140-092; **(iii)** and the remaining shareholders: **(a)** as **effective member, CARLOS ROBERTO NASSIF CAMPOLINA,** Brazilian, married, mathematician, RG ID no. M. 277.194, Individual Taxpayers' ID no. 162.898.466-04, with address in the city of Belo Horizonte/MG at Prof. José Vieira de Mendonça Street, 3011, Engenho Nogueira district – ZIP CODE 31310-260; and **alternate Alírio Quintela Soares,** Brazilian, married, administrator, RG ID no. M-113031, Individual Taxpayers' ID no. 200.947.796-00, with address in the city of Belo Horizonte/MG at Prof. José Vieira de Mendonça Street, 3011, Engenho Nogueira district – ZIP CODE 31310-260; **(b)** as **effective member, ANTÔNIO JOAQUIM FERREIRA CUSTÓDIO,** Portuguese, married, lawyer, Bar Exam ID no. 24.975 - OAB/SP, Individual Taxpayers' ID no. 449.329.288-15, with address in the city of São Paulo/SP at Dr. Acácio Nogueira Street, 127, Pacaembú - ZIP CODE 01248-040; and **alternate Adalgiso Fragoso de Faria,** Brazilian, married, economist, RG ID no. M.2212584 SSPMG, Individual Taxpayers' ID no. 293.140.546-91, with address in the city of São Paulo at Iuru Street, 40/244, Morumbi – ZIP CODE 05716-120; **(c)** as **effective member, MASATO NINOMIYA,** Brazilian, married, lawyer, RG ID no. 4.118.309/SSPSP, Individual Taxpayers' ID no. 806.096.277-91, with address in the city of Sumaré/SP at Macapá Steet, 104; and **alternate, Lyoji Okada,** Brazilian, married, lawyer, Bar Exam ID no. 15.194 - OAB/RJ, RG ID no. 000.189.354/6/IFPRJ, Individual Taxpayers' ID no. Corporate Taxpayers' ID no. 045.908.487-91, with address in the city of Rio de Janeiro/RJ at Rua da Assembléia, 10/Grupo 3508/9, Centro; and

Juventino Moraes da Franca
OAB/MG 6.174

the monthly remuneration of the effective members, elected hereby, at 10% (ten percent) of the average remuneration attributed to the Company Officers, under the terms of paragraph 3 of art. 162 of Law no. 6.404/76. **In the Extraordinary Shareholders' Meeting:** The following was approved: **a)** the increase of capital stock by R$ 4,050,000,000.00 (four billion and fifty million reais) resulting from the incorporation of reserves, increasing the number of shares; b) stock bonus in common and preferred stock, classes "A" and "B", at the rate of 50% for each share held; c) alteration of the main body of art. 5 of the Bylaws which will hereafter read as follows: **"Art. 5 - The Company's Capital Stock is R$ 12,150,000,000.00 (twelve billion, one hundred and fifty million reais), divided into 506,893,095 shares, of which 252,630,342 common stock, 253,388,612 class "A" preferred stock and 874,141 class "B" preferred stock, all book-entry shares, with no par value."** At the adjournment of the meeting, CEO Rinaldo Campos Soares thanked the Shareholders for the trust placed in him during the 18 years on the job, and mentioned the most important events of his life in the Company during this period, summarized below: The development of the privatization process of Usiminas in 1991; the implementation of the first cycle of development, with large investments to upgrade and increase the capacity of the Ipatinga mill; the acquisition and recovery of Cosipa; the countless acknowledgments of important national and international institutions; the highest net profits in the last business years; the formatting of the Usiminas System, with 17 companies, all profitable, consolidating it as the largest flat rolled steel complex in Latin America. In his wishes for success to the new CEO, he ended his speech by saying: We are sure that the loyal Usiminas team will receive the new management with open arms and will help it to transform dreams into reality. The funds led by Citibank and HSBC recorded their votes, according to the document that is filed in the proper folder. Having no further business to be discussed, the meeting was adjourned and the minutes drawn up, containing a summary of the events, which, after being approved, were signed by the Members and the Shareholders in attendance.

Juventino Moraes da Franca
OAB/MG 6.174

USINAS SIDERÚRGICAS DE MINAS GERAIS S/A - USIMINAS
CNPJ/MF Corporate Taxpayers' ID 60,894,730/0001-05
NIRE 313,000,1360-0
Publicly Traded Company

Minutes of Extraordinary Meeting of the Board of Directors of Usinas Siderúrgicas de Minas Gerais S/A - USIMINAS, held at the company's headquarters, located at Professor José Vieira de Mendonça Street, 3011, in Belo Horizonte, capital of the Minas Gerais state, on April 29, 2008, at 12:30 p.m.

Quorum - Wilson Nélio Brumer, Chairman; other board members: Albano Chagas Vieira, Bertoldo Machado Veiga, Hidemi Kawai, Humberto Eudes Vieira Diniz, José James Mendes Pessoa, Marco Antônio Zangari, Rinaldo Campos Soares, Shinya Higuchi and Toshimi Sugiyama.

General Secretary: Juventino Moraes da Franca.

Subject/Deliberations-

Election of the Board for biennium 2008/2010 – The Board, based on the powers vested by art. 142 of Law no. 6404 of December 15, 1976, and art. 13, item "a" of the Bylaws, elected the following to Officers of the Company with a mandate extending to April 30, 2010: **CEO - MARCO ANTÔNIO SOARES DA CUNHA CASTELLO BRANCO,** Brazilian, married, engineer, ID no. M-753.845/SSPMG, individual taxpayers' ID no. 371.150.576/72, with address at Professor José Vieira de Mendonça Street, 3011, Engenho Nogueira district, in Belo Horizonte/MG, ZIP CODE 31310-260; **Development Director – GABRIEL MÁRCIO JANOT PACHECO**, Brazilian, married, engineer, ID no. M-830.195/SSPMG, individual taxpayers' ID no. 043.508.046-68, with address at Professor José Vieira de Mendonça Street, 3011, Engenho Nogueira district, in Belo Horizonte/MG, ZIP CODE 31310-260; **Sales/Domestic Market Director IDALINO COELHO FERREIRA,** Brazilian, married, engineer, ID no. M-212.070/SSPMG, individual taxpayers' ID no. 007.413.536-87, with address at Professor José Vieira de Mendonça Street, 3011, Engenho Nogueira district, in Belo Horizonte/MG, ZIP CODE 31310-260; **Industrial Director – OMAR SILVA JÚNIOR**, Brazilian, married, engineer, ID no. M-1.714.163/SSPMG, individual taxpayers' ID no. 061.477.806-97, with address at Professor José Vieira de Mendonça Street, 3011, Engenho Nogueira district, in Belo Horizonte/MG – ZIP CODE 31310-260; **CFO and Investor Relations Director – PAULO PENIDO PINTO MARQUES,** Brazilian, married, engineer, ID no. M-751.698/SSPMG, individual taxpayers' ID no. 269.139.176-00, with address at Professor José Vieira de Mendonça Street, 3011, Engenho Nogueira district, in Belo Horizonte/MG, ZIP CODE 31310-260; **Sales/Foreign Market Director – RENATO VALLERINI JÚNIOR**, Brazilian, married, lawyer, ID no. M-594.953/SSPMG, individual taxpayers' ID no. 007.357.366-34, with address at Professor José Vieira de Mendonça Street, 3011, Engenho Nogueira district, in Belo Horizonte/MG, ZIP CODE 31310-260; **Special Relations Director – TAKASHI HIRAO**, Japanese, married, Passport no. TH1622326, RNE Foreigner ID no. V518079-2, individual taxpayers' ID no. 017.523.566-08, with address at Professor José Veira de Mendonça Street, 3011, Engenho Nogueira disctrict, in Belo Horizonte/MG, ZIP CODE 31310-260.

Considering the temporary impediment of the CEO elected hereby, the Board designated Officer **Omar Silva Júnior** to substitute him until the latter can take office.

The meeting was adjourned as there was nothing further to be resolved. The respective minutes were drawn up in Book CA-02, with the signature of the Board Members and the General Secretary. Belo Horizonte, April 29, 2008.

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS

Publicly Traded Company

Corporate Taxpayer's ID (CNPJ/MF) 60.894.730/0001-05

NIRE 313.000.1360-0

NOTICE TO THE MARKET

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS ("Usiminas") informs that it was noticed by Vale – Companhia Vale do Rio Doce ("Vale") about this shareholders' intention to sell its participation in Usiminas' capital. Vale, who holds 5.89% of Usiminas' common shares, informs that it intends to sell its stake in the stock market, given the conditions in accordance with the rights of first refusal established by the controlling shareholders agreement.

Belo Horizonte, May 26, 2008.

Paulo Penido Pinto Marques

Chief Financial Officer and Investor Relations Director

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS
Publicly Traded Company
Corporate Taxpayer's ID (CNPJ/MF) 60.894.730/0001-05
NIRE 313.000.1360-0

NOTICE TO THE MARKET

Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS ("Usiminas") informs that it was noticed by Vale – Companhia Vale do Rio Doce ("Vale") about this shareholders' intention to sell its participation in Usiminas' capital. Vale, who holds 5.89% of Usiminas' common shares, informs that it intends to sell its stake in the stock market, given the conditions in accordance with the rights of first refusal established by the controlling shareholders agreement.

Belo Horizonte, May 26, 2008.

Paulo Penido Pinto Marques
Chief Financial Officer and Investor Relations Director

END